As filed with the Securities and Exchange          Registration No. 333-90516
Commission on September 5, 2002                    Registration No. 811-05626
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
   Pre-Effective Amendment No. 1                                       [X]
   Post-Effective Amendment No.                                        [ ]
                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
   Amendment No. 174                                                   [X]
                        (Check appropriate box or boxes)

                               SEPARATE ACCOUNT B
                           (Exact Name of Registrant)

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               (Name of Depositor)

                               1475 Dunwoody Drive
                      West Chester, Pennsylvania 19380-1478
        (Address of Depositor's Principal Executive Offices) (Zip Code)
        Depositor's Telephone Number, including Area Code (610) 425-3400

        Linda E. Senker, Esq.                       Kimberly J. Smith
        ING                                         ING
        1475 Dunwoody Drive                         1475 Dunwoody Drive
        West Chester, PA 19380-1478                 West Chester, PA 19380-1478
        (610) 425-4139                              (610) 425-3427
                 (Name and Address of Agent for Service)

-------------------------------------------------------------------------------
Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement

Title of Securities Being Registered:
Interests in a separate account under flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

                                     PART A

ING  VARIABLE  ANNUITIES

GOLDEN AMERICAN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
                                   PROFILE OF

                        CUSTOMIZED SOLUTIONS -- ING FOCUS
                                VARIABLE ANNUITY

            DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT

                                 OCTOBER 1, 2002
     -------------------------------------------------------------------
     This Profile is a summary of some of the more important points that you should know and consider before purchasing the Contract. The Contract is more fully described in the full prospectus which accompanies this Profile. Please read the prospectus carefully.
     -------------------------------------------------------------------

--------------------------------------------------------------------------------

1.   THE ANNUITY CONTRACT

The Contract offered in this prospectus is a deferred combination variable and fixed annuity contract between you and Golden American Life Insurance Company. The Contract provides a means for you to invest on a tax-deferred basis in (i) one or more of the mutual fund investment portfolios through our Separate Account B and/or (ii) in a Fixed Account of Golden American with guaranteed interest periods. The investment portfolios are listed on below. Generally, the investment portfolios are designed to offer a better return than the Fixed Account. However, this is NOT guaranteed. The Fixed Account is described in a separate prospectus titled Fixed Account II. You may not make any money, and you can even lose the money you invest in the investment portfolios.

The Contract offers a choice of death benefit options. You may choose from two option packages which determine your death benefit and annual free withdrawal amount. Your choice of option package will affect your mortality and expense risk charge.

The differences are summarized as follows:

             --------------------------------- ---------------------------------- ---------------------------------
                                               OPTION PACKAGE I                   OPTION PACKAGE II
             --------------------------------- ---------------------------------- ---------------------------------
             MORTALITY AND EXPENSE RISK
             CHARGE                            0.60%                              0.80%
             --------------------------------- ---------------------------------- ---------------------------------
             DEATH BENEFIT                     The greater of:                    The greatest of:
                                               (1)   the Standard Death Benefit   (1)   the Standard Death
                                                     on the claim date; or              Benefit on the claim
                                               (2)   the contract value.                date; or
                                                                                  (2)   the contract value; or
                                                                                  (3)   the Annual Ratchet death
                                                                                        benefit on the claim
                                                                                        date.
             --------------------------------- ---------------------------------- ---------------------------------
             FREE WITHDRAWALS                  10% of your contract value         10% of your contract value
                                               each contract year,                each contract year,
                                               non-cumulative                     non-cumulative
             --------------------------------- ---------------------------------- ---------------------------------

Please see "Purchase and Availability of the Contract", "Death Benefit During the Accumulation Phase", and "Free Withdrawal Amount" for a complete description of the features of each option package.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the date on which you start receiving the income phase payments under your Contract. The amounts you accumulate during the accumulation phase will determine the amount of income phase payments you will receive. The income phase begins on the income phase start date, which is the date you start receiving regular income phase payments from your Contract. You determine (1) the amount and frequency of premium payments, (2) your investment allocations, (3) transfers between investment options, (4) the type of income phase payment to be paid after the accumulation phase, (5) the beneficiary who will receive the death benefits, (6) the type of death benefit, and (7) the amount and frequency of withdrawals.

2.   THE INCOME PHASE

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

     o Receive income phase payments for a specified period of time or for life;

     o Receive income phase payments monthly, quarterly, semi-annually or annually;

     o Select an income phase payment option that provides for payments to your beneficiary; or

     o Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

3.   PURCHASE (BEGINNING OF THE ACCUMULATION PHASE)

The minimum initial payment to purchase the Contract is $5,000. Currently, this payment may be made either by funds from qualified or non-qualified external sources ("external sources") or by a transfer or rollover from an existing contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer"). The internal transfer must be from one or more of the following sources:

     o    a traditional IRA under Code section 408(b);

     o    an individual retirement account under Code section 408(a) or 403(a);

     o    a tax-deferred annuity under Code section 403(b);

     o a qualified pension or profit sharing plan under code section 401(a) or 401(k);

     o    certain retirement arrangements that qualify under Code section
          457(b); or

     o    a custodial account under Code section 403(b)(7).

The Contract may not be available for purchase through all of these sources at all times. The maximum age at which you may purchase the Contract is 85 for Option Package I and 80 for Option Package II.

You may make additional premium payments until the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum initial and additional premium payment requirement. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

Who may purchase this Contract? The Contract may currently be purchased by individuals as part of a personal retirement plan (a "non-qualified Contract"), as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Code"), as a Roth IRA under section 408A of the Code or as a tax-deferred annuity under Code section 403(b). The Contract is not currently available as a Simplified Employer Pension (SEP) plan under 408(k) or as a Simple IRA under section 408(p).

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. See "Expenses" in this profile.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral, and you see no other reason to purchase this Contract.

Replacing your existing annuity contract(s) with the Contract may not be beneficial to you. Your existing Contract may be subject to fees or penalties on surrender.

4.   THE INVESTMENT PORTFOLIOS

You can direct your money into (1) the Fixed Account with guaranteed interest periods of 1, 3, 5, 7 and 10 years (subject to availability), and/or (2) into any one or more of the following mutual fund investment portfolios through our Separate Account B. Keep in mind that while an investment in the Fixed Account earns a fixed interest rate, an investment in any investment portfolio, depending on market conditions, may cause you to make or lose money. The investment portfolios available under your Contract are:

THE GCG TRUST                                                          ING VARIABLE PORTFOLIOS, INC.
   Core Bond Series                                                       ING VP Growth Portfolio(1) (S Class)
   Liquid Asset Series                                                    ING VP Index Plus LargeCap Portfolio(1) (Class S)
   Total Return Series                                                    ING VP Index Plus MidCap Portfolio(1) (Class S)
AIM VARIABLE INSURANCE FUNDS                                              ING VP Index Plus SmallCap Portfolio(1) (Class S)
   AIM V.I. Capital Appreciation Fund (Series II)                         ING VP International  Equity  Portfolio(1) (Class S)
   AIM V.I. Core Equity Fund (Series II)
   AIM V.I. Premier Equity Fund (Series II)                               ING VP Small Company Portfolio(1) (Class S)
FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUND                              ING VP Value Opportunity Portfolio(1) (Class S)
   Fidelity(R) VIP Equity-Income Portfolio                             ING VARIABLE PRODUCTS TRUST
   Fidelity(R) VIP Growth Portfolio                                       ING VP Growth Opportunities Portfolio(1)
   Fidelity(R) VIP Contrafund(R) Portfolio (Class S)
   Fidelity(R) VIP Overseas Portfolio                                     ING VP International Value Portfolio(1) (Class S)
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST                      ING VP MidCap Opportunities Portfolio(1)
   Franklin Small Cap Value Securities Fund (Class 2)                        (Class S)
ING GET FUND                                                              ING VP SmallCap Opportunities Portfolio(1)
   ING GET Fund                                                              (Class S)
ING PARTNERS, INC.                                                     JANUS ASPEN SERIES
   ING Alger Aggressive Growth Portfolio(1) (Service Class)               Janus Aspen Series Balanced Portfolio
   ING Alger Growth Portfolio(1) (Service Class)                             (Service Class)
   ING American Century Small Cap Value Portfolio                         Janus Aspen Series Flexible Income Portfolio
      (Service Class)                                                        (Service Class)
   ING Baron Small Cap Growth Portfolio (Service Class)                   Janus Aspen Series Growth Portfolio
   ING Goldman Sachs Capital Growth Portfolio(1) (Service Class)             (Service Class)
   ING JP Morgan Mid Cap Value Portfolio (Service Class)                  Janus Aspen Series Worldwide Growth Portfolio
   ING MFS Capital Opportunities Portfolio(1) (Service Class)                (Service Class)
   ING MFS Global Growth Portfolio (Service Class)                     OPPENHEIMER VARIABLE ACCOUNT FUNDS
   ING MFS Research Portfolio(1) (Service Class)                          Oppenheimer Global Securities Fund/VA
   ING OpCap Balanced Value Portfolio(1) (Service Class)                     (Service Class)
   ING PIMCO Total Return Portfolio (Service Class)                       Oppenheimer Strategic Bond Fund/VA
   ING Salomon Bros. Capital Portfolio(1) (Service Class)                    (Service Class)
   ING Salomon Bros. Investors Value Portfolio(1) (Service Class)      PIONEER VARIABLE CONTRACTS TRUST
   ING Scudder International Growth Portfolio(1) (Service Class)          Pioneer Equity-Income VCT Portfolio (Class II)
   ING T. Rowe Price Growth Equity Portfolio(1) (Service Class)           Pioneer Fund VCT Portfolio (Class II)
   ING UBS Tactical Asset Allocation Portfolio(1) (Service Class)         Pioneer Mid-Cap Value VCT Portfolio (Class II)
   ING Van Kampen Comstock Fund (Service Class)

     (1) Effective May 1, 2002, this fund has changed its name. Please see Appendix A.

RESTRICTED FUNDS. We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. For more detailed information, see "Restricted Funds" in the prospectus for the Contract.

5.   EXPENSES

The Contract has insurance features and investment features, and there are charges related to each. For the insurance features, the Company deducts a daily asset charge, consisting of a mortality and expense risk charge and an asset-based administrative charge, and an annual contract administrative charge of $30. We deduct the daily asset charge daily directly from your contract value in the investment portfolios. We will also make a daily deduction, during the guarantee period, of a guarantee charge, equal on an annual basis to the percentage shown below, from amounts allocated to the GET Fund.

The mortality and expense risk charge and the asset-based administrative charge, on an annual basis, are as follows:

     ---------------------------------------------------------------------
                                                    OPTION        OPTION
                                                  PACKAGE I     PACKAGE II
     ---------------------------------------------------------------------
      Mortality & Expense Risk Charge               0.60%          0.80%
      Asset-Based Administrative Charge             0.15%          0.15%
          Total                                     0.75%          0.95%
     ---------------------------------------------------------------------
      GET Fund Guarantee Charge*                    0.50%          0.50%
          Total With GET Fund Guarantee Charge      1.25%          1.45%
     ---------------------------------------------------------------------

       *applied to amounts invested in the GET Fund investment option only

Each investment portfolio has charges for investment management fees and other expenses. These charges, which vary by investment portfolio, currently range from 0.54% to 1.65% annually (see following table) of the portfolio's average daily net asset balance.

If you withdraw money from your Contract, or if you begin receiving annuity payments, we may deduct a premium tax of 0%-3.5% to pay to your state.

SURRENDER CHARGE

Internal Transfers when the Prior Contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this Contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract either imposed a front end load or there was no applicable surrender charge under the prior contract.

Transfers from External Sources, Internal Transfers when the Prior Contract had an applicable surrender charge, and additional premium payments not part of an Internal Transfer: We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; and 2) your minimum required distribution ("MRD")attributable to amounts held under the Contract. The Free Withdrawal Amount does not include your MRD for the tax year containing the contract date of this Contract. The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

    COMPLETE YEARS ELAPSED            0    |    1   |    2    |   3+
        SINCE PREMIUM PAYMENT*             |        |         |
    SURRENDER CHARGE                  3%   |   2%   |    1%   |   0%

       * For amounts transferred or rolled over into this Contract as an internal transfer, see "Charges Deducted From Contract Value -- Surrender Charge" in the prospectus.

The following table is designed to help you understand the Contract charges. The "Total Annual Insurance Charges" column reflects the mortality and expense risk charge (based on Option Package II), the asset-based administrative charge and the annual contract administrative charge as 0.06% (based on an average contract value of $49,000). The "Total Annual Investment Portfolio Charges" column reflects the portfolio charges for each portfolio (after any applicable waivers or reductions) and is based on actual expenses as of December 31, 2001, except for (i) portfolios that commenced operations during 2001 where the charges have been estimated, and (ii) newly formed portfolios where the charges have been estimated. Expenses for the GET Fund also reflect the asset-based GET Fund guarantee charge of 0.50% of assets in the GET Fund. Because a GET Fund series has a five year period to maturity, no GET Fund expenses are included in the 10 year example for the GET Fund. The column "Total Annual Charges" reflects the sum of the previous two columns. The columns under the heading "Examples" show you how much you would pay under the Contract for a 1-year period and for a 10-year period.

As required by the Securities and Exchange Commission, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of Year 1 or at the end of Year 10 (based on Option Package II). The 1 Year examples below include a 3% surrender charge. For Years 1 and 10, the examples show the total annual charges assessed during that time and assume that you have elected Option Package II. For these examples, the premium tax is assumed to be 0%.

----------------------------------------------------------------------------------------------------------------------------
                                                     TOTAL ANNUAL                                     EXAMPLES:
                                                                                                      --------
                                 TOTAL ANNUAL         INVESTMENT            TOTAL           TOTAL CHARGES AT THE END OF:
                                   INSURANCE           PORTFOLIO           ANNUAL
 INVESTMENT PORTFOLIO               CHARGES             CHARGES            CHARGES           1 YEAR           10 YEARS
----------------------------------------------------------------------------------------------------------------------------

 THE GCG TRUST
 Core Bond                           1.16%              1.01%              2.17%               $82             $250
 Liquid Asset                        1.16%              0.54%              1.70%               $77             $201
 Total Return                        1.16%              0.89%              2.05%               $81             $238

 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. Capital
   Appreciation                      1.16%              1.10%              2.26%               $83             $260
 AIM V.I. Core Equity                1.16%              1.07%              2.23%               $83             $256
 AIM V.I. Premier Equity             1.16%              1.10%              2.26%               $83             $260

 FIDELITY(R) VARIABLE INSURANCE PRODUCT FUND
 Fidelity(R)VIP Equity-Income         1.16%              0.84%              2.00%               $80             $233
 Fidelity(R)VIP Growth                1.16%              0.93%              2.09%               $81             $242
 Fidelity(R)VIP Contrafund(R)         1.16%              0.94%              2.10%               $81             $243
 Fidelity(R)VIP Overseas              1.16%              1.18%              2.34%               $84             $268

 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Small Cap Value
   Securities                        1.16%              1.02%              2.18%               $82             $251

 ING GET FUND
 ING GET Fund                        1.16%              1.00%              2.16%               $87              N/A

 ING PARTNERS, INC.
 ING Alger Aggressive Growth         1.16%              1.30%              2.46%               $85             $280
 ING Alger Growth                    1.16%              1.25%              2.41%               $84             $275
 ING American Century Small
   Cap Value                         1.16%              1.65%              2.81%               $88             $314
 ING Baron Small Cap Growth          1.16%              1.50%              2.66%               $87             $299
 ING Goldman Sachs Capital
   Growth                            1.16%              1.30%              2.46%               $85             $280
 ING JP Morgan Mid Cap Value         1.16%              1.35%              2.51%               $85             $285
 ING MFS Capital
   Opportunities                     1.16%              1.15%              2.31%               $83             $265
 ING MFS Global Growth               1.16%              1.45%              2.61%               $86             $294
 ING MFS Research                    1.16%              1.09%              2.25%               $83             $258
 ING OpCap Balanced Value            1.16%              1.25%              2.41%               $84             $275
 ING PIMCO Total Return              1.16%              1.10%              2.26%               $83             $260
 ING Salomon Bros. Capital           1.16%              1.35%              2.51%               $85             $285
 ING Salomon Bros. Investors
   Value                             1.16%              1.25%              2.41%               $84             $275
 ING Scudder International
   Growth                            1.16%              1.25%              2.41%               $84             $275
 ING T. Rowe Price Growth
   Equity                            1.16%              1.00%              2.16%               $82             $249
 ING UBS Tactical Asset
   Allocation                        1.16%              1.35%              2.51%               $85             $285
 ING Van Kampen Comstock             1.16%              1.20%              2.36%               $84             $270

 ING VARIABLE PORTFOLIOS, INC.
 ING VP Growth                       1.16%              0.94%              2.10%               $81             $243
 ING VP Index Plus
   LargeCap                          1.16%              0.69%              1.85%               $79             $217
 ING VP Index Plus MidCap            1.16%              0.80%              1.96%               $80             $229
 ING VP Index Plus SmallCap          1.16%              0.85%              2.01%               $80             $234
 ING VP International Equity         1.16%              1.39%              2.55%               $86             $289
 ING VP Small Company                1.16%              1.10%              2.26%               $83             $260
 ING VP Value Opportunity            1.16%              0.96%              2.12%               $82             $245

 ING VARIABLE PRODUCTS TRUST
 ING VP Growth Opportunities         1.16%              1.10%              2.26%               $83             $260
 ING VP International Value          1.16%              1.20%              2.36%               $84             $270
 ING VP MidCap Opportunities         1.16%              1.10%              2.26%               $83             $260
 ING VP SmallCap
   Opportunities                     1.16%              1.10%              2.26%               $83             $260

 JANUS ASPEN SERIES
 Janus Aspen Series Balanced         1.16%              0.91%              2.07%               $81             $240
 Janus Aspen Series Flexible
   Income                            1.16%              0.91%              2.07%               $81             $240
 Janus Aspen Series Growth           1.16%              0.91%              2.07%               $81             $240
 Janus Aspen Series
   Worldwide Growth                  1.16%              0.94%              2.10%               $81             $243

 OPPENHEIMER VARIABLE ACCOUNT FUNDS
 Oppenheimer Global Securities

   Fund/VA                           1.16%              0.95%              2.11%               $81             $244
 Oppenheimer Strategic Bond
   Fund/VA                           1.16%              1.02%              2.18%               $82             $251

 PIONEER VARIABLE CONTRACTS TRUST
 Pioneer Equity-Income VCT           1.16%              1.02%              2.18%               $82             $251
 Pioneer Fund VCT                    1.16%              1.04%              2.20%               $82             $253
 Pioneer Mid-Cap Value VCT           1.16%              1.11%              2.27%               $83             $261


The "Total Annual Investment Portfolio Charges" column above reflects current expense reimbursements for applicable investment portfolios. For more detailed information, see "Fees and Expenses" in the prospectus.

6.   TAXES

Under a qualified Contract, your premiums are generally pre-tax contributions and accumulate on a tax-deferred basis. Premiums and earnings are generally taxed as income when you make a withdrawal or begin receiving annuity payments, presumably when you are in a lower tax bracket.

Under a non-qualified contract, premiums are paid with after-tax dollars, and any earnings will accumulate tax-deferred. You will generally be taxed on these earnings, but not on premiums, when you make a withdrawal, begin receiving annuity payments, or we pay a death benefit.

For owners of most qualified Contracts, when you reach age 70 1/2 (or, in some cases, retire), you will be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts at your request.

If you are younger than 59 1/2 when you take money out, in most cases, you will be charged a 10% federal penalty tax on the taxable amount withdrawn.

7.   WITHDRAWALS

You can withdraw your money at any time during the accumulation phase. You may elect in advance to take systematic withdrawals which are described on page 10. Withdrawals above the free withdrawal amount may be subject to a surrender charge. We will apply a market value adjustment if you withdraw your money from the Fixed Account more than 30 days before the applicable maturity date. Income taxes and a penalty tax may apply to amounts withdrawn.

8.   PERFORMANCE

The value of your Contract will fluctuate depending on the investment performance of the portfolio(s) you choose. No performance information is shown, because no portfolios offered under the Contract were in operation for the entire year of 2001.

9.   DEATH BENEFIT

The death benefit is payable when the contract owner (or annuitant if a contract owner is not an individual) dies. If you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the death benefit under the option package that you have chosen. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as required claim forms, at our Customer Service Center (the "claim date"). If your beneficiary elects to delay receipt of the death benefit until a date after the time of your death, the amount of the benefit payable in the future may be affected. If you die after the income phase start date and you are the annuitant, your beneficiary will receive the death benefit you chose under the annuity option then in effect. Please see "Federal Tax Considerations" in the prospectus.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

There are two option packages available under your Contract. You select an option package at the time of application. The differences in the death benefits under the two option packages are summarized as follows:

     ---------------- --------------------------- ----------------------------
                      OPTION PACKAGE I            OPTION PACKAGE II
     ---------------- --------------------------- ----------------------------
     DEATH BENEFIT    The greater of:             The greatest of:
                                                  1)    the Standard Death
                      1)    the Standard Death          Benefit; or
                            Benefit; or            2)   the contract value; or
                      2)    the contract value.    3)   the Annual Ratchet
                                                        death benefit.
     ---------------- --------------------------- ----------------------------

For purposes of calculating the death benefits, certain investment portfolios may be designated as "Special Funds." Selecting a Special Fund may limit or reduce the death benefit. Currently, no investment portfolios have been designated as Special Funds.

We may in the future stop or suspend offering any of the option packages to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit. Please see "Death Benefit Choices" in the prospectus for details on the calculation of the death benefits and further details on the effect of withdrawals and transfers to Special Funds on the calculation of the death benefits.

TRANSFERABILITY.  You may transfer from one option package to another.

     o    Transfers may only occur on a contract anniversary.

     o A written request for the transfer must be received by us within 60 days before a contract anniversary.

     o    Certain minimum contract values must be met.

See "Transfers Between Option Packages" in the Prospectus for more information on transferability and the impact of transfers between option packages on your death benefit. Note: All death benefits may not be available in every state.

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing Contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Keep in mind that selecting a Special Fund may limit or reduce the death benefit. For the period during which a portion of the contract value is allocated to a Special Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during the period contract value is allocated to a Special Fund.

10.   OTHER INFORMATION

     FREE LOOK. If you cancel the Contract within 10 days after you receive it, you will receive a refund of the adjusted contract value. We determine your contract value at the close of business on the day we receive your written refund request. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. In the case of IRA's cancelled within 7 days of receipt of the Contract, and in some states, we are required to return to you the amount of the premium paid (rather than the contract value) in which case you will not be subject to investment risk during the free look period. Also, in some states, you may be entitled to a longer free look period.

     TRANSFERS AMONG INVESTMENT PORTFOLIOS AND THE FIXED ACCOUNT. You can make transfers among your investment portfolios and your investment in the Fixed Account as frequently as you wish without any current tax implications. Transfers to a GET Fund series may only be made during the offering period for that GET Fund Series. See "GET Fund" in the prospectus. The minimum amount for a transfer is $100. There is currently no charge for transfers, and we do not limit the number of transfers allowed. The Company may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year or limit the number of transfers allowed. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.

Keep in mind that a transfer or withdrawal may cause a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you transfer or withdraw. Transfers between Special Funds and Non-Special Funds will impact your death benefit and benefits under an optional benefit rider, if any. Also, a transfer to a Restricted Fund will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. Transfers from Restricted Funds are not limited. If the result of multiple transfers is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit. See "Restricted Funds" in the prospectus for more information.

     NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate. See "Federal Tax Considerations -- Taxation of Death Benefit Proceeds" in the prospectus for the Contract.

ADDITIONAL FEATURES. This Contract has other features you may be interested in. There is no additional charge for these features. These include:

          Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in the investment portfolios each month, which may give you a lower average cost per unit over time than a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. This option is currently available only if you have $1,200 or more in the Liquid Asset investment portfolio or in the Fixed Account with either a 6-month or 1-year guaranteed interest period. Transfers from the Fixed Account under this program will not be subject to a market value adjustment. If you invest in Restricted Funds, your ability to dollar cost average may be limited. Please see "Transfers Among Your Investments" in the prospectus for more complete information. See the Fixed Account II prospectus.

          Systematic Withdrawals. During the accumulation phase, you can arrange to have money sent to you at regular intervals throughout the year. Within limits these withdrawals will not result in any surrender charge. Withdrawals from your money in the Fixed Account under this program are not subject to a market value adjustment. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. If you invest in Restricted Funds, your systematic withdrawals may be affected. Please see "Withdrawals" in the prospectus for more complete information. See the Fixed Account II prospectus.

          Automatic Rebalancing. If your contract value is $10,000 or more, you may elect to have the Company automatically readjust the money between your investment portfolios periodically to keep the blend you select. Investments in the Fixed Account are not eligible for automatic rebalancing. If you invest in Restricted Funds, automatic rebalancing may be affected. Please see "Transfers Among Your Investments" in the prospectus for more complete information. See the Fixed Account II prospectus.

11.   INQUIRIES

If you need more information after reading this profile and the prospectus, please contact us at:

     CUSTOMER SERVICE CENTER
     P.O. BOX 9271
     DES MOINES, IA  50306-9271
     (800) 366-0066

or your registered representative.

--------------------------------------------------------------------------------
   GOLDEN AMERICAN LIFE INSURANCE COMPANY
   SEPARATE ACCOUNT B OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

                        CUSTOMIZED SOLUTIONS -- ING FOCUS
                                VARIABLE ANNUITY

           DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY PROSPECTUS
--------------------------------------------------------------------------------


                                                                 OCTOBER 1, 2002

     This prospectus describes Customized Solutions -- ING Focus Variable Annuity, a group and individual deferred variable annuity contract (the "Contract") offered by Golden American Life Insurance Company (the "Company," "we" or "our"). The Contract is currently available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts"). The Contract currently may be purchased with funds from external sources or by a transfer or rollover from an existing contract (the "prior contract") issued by us or one of our affiliates ("internal transfer"). The Contract may be issued as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Code") or as a Roth IRA under section 408A The Contract is not currently available as a Simplified Employer Pension (SEP) plan under 408(k) or as a Simple IRA under section 408(p).

     The Contract provides a means for you to invest your premium payments in one or more of the available mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. The investment portfolios available under your Contract and the portfolio managers are listed on the back of this cover.

     For Contracts sold in some states, some guaranteed interest periods or subaccounts may not be available. You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or, for IRA's or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

     REPLACING AN EXISTING ANNUITY WITH THE CONTRACT MAY NOT BE BENEFICIAL TO YOU. YOUR EXISTING ANNUITY MAY BE SUBJECT TO FEES OR PENALTIES ON SURRENDER, AND THE CONTRACT MAY HAVE NEW CHARGES.

     This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated, October 1, 2002, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, IA 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. AN INVESTMENT IN ANY SUBACCOUNT THROUGH A TRUST OF FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY ANY BANK OR BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

--------------------------------------------------------------------------------
            THE INVESTMENT PORTFOLIOS AND THE MANAGERS ARE LISTED ON
                            THE BACK OF THIS COVER.
--------------------------------------------------------------------------------

     The investment portfolios available under your Contract and the portfolio managers are:

A I M ADVISORS, INC.                                             JANUS CAPITAL CORPORATION
   AIM V.I. Capital Appreciation Fund                               Janus Aspen Series Balanced Portfolio
   AIM V.I. Core Equity Fund                                        Janus Aspen Series Flexible Income Portfolio
   AIM V.I. Premier Equity Fund                                     Janus Aspen Series Growth Portfolio
AMERICAN CENTURY INVESMENT MGMT. INC.                               Janus Aspen Series Worldwide Growth Portfolio
   ING American Century Small Cap Value Portfolio                MASSACHUSETTS FINANCIAL SERVICES CO.
BAMCO, INC.                                                         Total Return Series
   ING Baron Small Cap Growth Portfolio                             ING MFS Capital Opportunities Portfolio
DEUTSCHE INVESTMENT MANAGEMENT, INC.                                ING MFS Global Growth Portfolio
   ING Scudder International Growth Portfolio                       ING MFS Research Portfolio
FIDELITY MANAGEMENT & RESEARCH CO.                               OPCAP ADVISORS
   Fidelity(R)VIP Equity-Income Portfolio                            ING OpCap Balanced Value Portfolio
   Fidelity(R)VIP Growth Portfolio                                OPPENHEIMERFUNDS, INC.
   Fidelity(R)VIP II Contrafund(R)Portfolio                           Oppenheimer Global Securities Fund/VA
   Fidelity(R)VIP II Overseas Portfolio                              Oppenheimer Strategic Bond Fund/VA
FRANKLIN ADVISORY SERVICES, LLC                                  PACIFIC INVESMENT MANAGEMENT CO.
   Franklin Small Cap Value Securities Fund                         Core Bond Series
FRED ALGER MANAGEMENT, INC.                                         ING PIMCO Total Return Portfolio
   ING Alger Aggressive Growth Portfolio                         PIONEER INVESTMENT MANAGEMENT, INC.
   ING Alger Growth Portfolio                                       Pioneer Equity-Income VCT Portfolio
GOLDMAN SACHS ASSET MANAGEMENT                                      Pioneer Fund VCT Portfolio
   ING Goldman Sachs Capital Growth Portfolio                       Pioneer Mid-Cap Value VCT Portfolio
ING INVESTMENT MANAGEMENT, LLC                                   ROBERT FLEMING INC.
   Liquid Asset Series                                              ING JP Morgan Mid Cap Value Portfolio
ING INVESTMENTS, LLC                                             SALOMON BROTHERS ASSET MANAGEMENT, INC.
   ING GET Fund                                                     ING Salomon Bros. Capital Portfolio
   ING VP Growth Portfolio                                          ING Salomon Bros. Investors Value Portfolio
   ING VP Index Plus LargeCap Portfolio                          T. ROWE PRICE ASSOCIATES, INC.
   ING VP Index Plus MidCap Portfolio                               ING T. Rowe Price Growth Equity Portfolio
   ING VP Index Plus SmallCap Portfolio                          UBS GLOBAL ASSET MANAGEMENT
   ING VP International Equity Portfolio                            ING UBS Tactical Asset Allocation Portfolio
   ING VP Small Company Portfolio                                VAN KAMPEN
   ING VP Value Opportunity Portfolio                               ING Van Kampen Comstock Fund
   ING VP Growth Opportunities Portfolio
   ING VP International Value Portfolio
   ING VP MidCap Opportunities Portfolio
   ING VP SmallCap Opportunities Portfolio


     The above mutual fund investment portfolios are purchased and held by corresponding divisions of our Separate Account B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                       PAGE

         Index of Special Terms........................................    1
         Fees and Expenses.............................................    2
         Performance Information.......................................   13
         Golden American Life Insurance Company........................   15
         The Trusts and Funds..........................................   15
         Special Funds.................................................   18
         Golden American Separate Account B............................   18
         The Annuity Contract..........................................   18
         Withdrawals...................................................   23
         Transfers Among Your Investments..............................   26
         Death Benefit Choices.........................................   29
               Death Benefit During the Accumulation Phase.............   29
                   Option Package I....................................   30
                   Option Package II...................................   30
                   Transfers Between Option Packages...................   32
               Death Benefit During the Income Phase...................   32
               Continuation After Death- Spouse........................   32
               Continuation After Death- Non-Spouse....................   33
         Charges and Fees..............................................   33
               Charge Deduction Subaccount.............................   33
               Charges Deducted from the Contract Value................   33
                   Surrender Charge....................................   33
                   Waiver of Surrender Charge for Extended Medical
                        Care...........................................   34
                   Free Withdrawal Amount..............................   34
                   Surrender Charge for Excess Withdrawals.............   34
                   Premium Taxes.......................................   34
                   Administrative Charge...............................   35
                   Transfer Charge.....................................   35
               Charges Deducted from the Subaccounts...................   35
                   Mortality and Expense Risk Charge...................   35
                   Asset-Based Administrative Charge...................   35
            Trust and Fund Expenses....................................   35
         The Income Phase..............................................   35
         Other Contract Provisions.....................................   40
         Other Information.............................................   42
         Federal Tax Considerations....................................   43
         Statement of Additional Information
               Table of Contents.......................................   50
         Appendix A
               The Investment Portfolios...............................   A1
         Appendix B
               Surrender Charge for Excess Withdrawals Example.........   B1
         Appendix C
               Fixed Account II........................................   C1
         Appendix D
               Fixed Interest Division.................................   D1
         Appendix E
               Projected Schedule of GET Fund Offerings................   E1

                       This page intentionally left blank.

--------------------------------------------------------------------------------
                             INDEX OF SPECIAL TERMS
--------------------------------------------------------------------------------

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

SPECIAL TERM                                   PAGE
Accumulation Unit                               13
Annual Ratchet                                  31
Annuitant                                       19
Income Phase Start Date                         18
Cash Surrender Value                            22
Contract Date                                   18
Contract Owner                                  19
Contract Value                                  21
Contract Year                                   18
Free Withdrawal Amount                          34
Net Investment Factor                           13
Restricted Fund                                 15
Special Funds                                   18
Standard Death Benefit                          30


The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

TERM USED IN THIS PROSPECTUS          CORRESPONDING TERM USED IN THE CONTRACT
Accumulation Unit Value               Index of Investment Experience
Income Phase Start Date               Annuity Commencement Date
Contract Owner                        Owner or Certificate Owner
Contract Value                        Accumulation Value
Transfer Charge                       Excess Allocation Charge
Fixed Interest Allocation             Fixed Allocation
Free Look Period                      Right to Examine Period
Guaranteed Interest Period            Guarantee Period
Subaccount(s)                         Division(s)
Net Investment Factor                 Experience Factor
Regular Withdrawals                   Conventional Partial Withdrawals
Withdrawals                           Partial Withdrawals

--------------------------------------------------------------------------------
                                FEES AND EXPENSES
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES

SURRENDER CHARGE

The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

    COMPLETE YEARS ELAPSED            0    |    1   |    2    |   3+
        SINCE PREMIUM PAYMENT*             |        |         |
    SURRENDER CHARGE                  3%   |   2%   |    1%   |   0%

       * For amounts transferred or rolled over into this Contract as an internal transfer, see "Charges Deducted From Contract Value -- Surrender Charge."

       Transfer Charge.........................   $25 per transfer, if you make
          more than 12 transfers in a contract year (We currently do not impose this charge, but may do so in the future.)

       If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

ANNUAL CONTRACT ADMINISTRATIVE CHARGE*

       Administrative Charge...................  $30
       (We waive this charge if the total of your premium payments is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

          * We deduct this charge on each contract anniversary and on surrender. See , "The Income Phase-- Charges Deducted."

SEPARATE ACCOUNT ANNUAL CHARGES*

     ---------------------------------------------------------------------
                                                   OPTION         OPTION
                                                 PACKAGE I      PACKAGE II
     ---------------------------------------------------------------------
      Mortality & Expense Risk Charge              0.60%           0.80%
      Asset-Based Administrative Charge            0.15%           0.15%
          Total                                    0.75%           0.95%
     ---------------------------------------------------------------------
      GET Fund Guarantee Charge**                  0.50%           0.50%
          Total With GET Fund Guarantee Charge     1.25%           1.45%
     ---------------------------------------------------------------------

          * As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.

          ** The GET Fund Guarantee Charge is deducted daily during the guarantee period from amounts allocated to the GET Fund investment option. Please see "The Trusts and Funds- GET Fund" for a description of the GET Fund guarantee.

FUND OR TRUST EXPENSES*

THE GCG TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):

   ------------------------------------------------------------------------------------------------------------
                                                                  TOTAL FUND                      NET FUND
                                    DISTRIBUTION                    ANNUAL                         ANNUAL
                                       AND/OR                      EXPENSES          TOTAL        EXPENSES
                        INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                         ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO            FEE(1)         FEE       EXPENSES       REDUCTIONS      REDUCTIONS     REDUCTIONS
   ------------------------------------------------------------------------------------------------------------
     Core Bond             1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
     Liquid Asset          0.53%        0.00%        0.00%           0.54%           0.00%          0.54%
     Total Return          0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
   ------------------------------------------------------------------------------------------------------------

       (1)   Annualized.

THE AIM VARIABLE INSURANCE FUNDS EXPENSES (as a percentage of the average daily net assets of a portfolio)(1):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     AIM V.I. Capital Appreciation
      Fund (Series II)                   0.61%        0.25%        0.24%          1.10%            0.00%          1.10%
     AIM V.I. Core Equity
     Fund (Series II)                    0.61%        0.25%        0.21%          1.07%            0.00%          1.07%
     AIM V.I. Premier Equity
     (Series II)                         0.60%        0.25%        0.25%          1.10%            0.00%          1.10%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) Compensation to the Company for administrative or recordkeeping services may be paid out of fund assets in an amount up to 0.25% annually. Any such fees paid from the AIM Funds' assets are included in the "Other Expenses" column.

THE FIDELITY VARIABLE INSURANCE PRODUCTS FUND EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     Fidelity VIP Equity-Income
      (Service Class 2)                  0.48%        0.25%        0.10%          0.83%            0.00%          0.83%
     Fidelity VIP Growth (Service
      Class 2)                           0.58%        0.25%        0.10%          0.93%            0.00%          0.93%
     Fidelity VIP II Contrafund
      (Service Class 2)                  0.58%        0.25%        0.11%          0.94%            0.00%          0.94%
     Fidelity VIP II Overseas
      (Service Class 2)                  0.73%        0.25%        0.20%          1.18%            0.00%          1.18%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of univested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

THE FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES       REDUCTIONS      REDUCTIONS    REDUCTIONS(1)
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     Franklin Small Cap Value
      Securities Fund (Class 2)          0.60%        0.25%        0.20%          1.05%            0.03%          1.02%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) The Fund's Class 2 distribution plan or "Rule12b-1 plan" is described in the Fund's prospectus. The Fund's manager had agreed in advance to make a reduction of 0.03% to its fee to reflect reduced services resulting from the Fund's investment in Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. The amounts shown under "Investment Advisory Fees" and "Total Net Fund Annual Expenses" do not reflect this voluntary reduction of fees. If this reduction was reflected, the amounts shown under "Management (Advisory) Fees" and "Total Net Fund Annual Expenses" would be 0.57% and 1.02%, respectively.

THE ING GET FUND ANNUAL EXPENSES (AS A PERCENTAGE OF THE AVERAGE DAILY NET ASSETS OF A PORTFOLIO):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                         FEE(1)         FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
   ING GET Fund                          0.60%        0.25%        0.15%          1.00%            0.00%          1.00%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1)   During the offering period, the Investment Advisory Fee is 0.25%.

THE ING PARTNERS, INC. EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE      EXPENSES(1)     REDUCTIONS      REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     ING Alger Aggressive Growth
      (Service Class)                   0.85%        0.25%        0.20%          1.30%            0.00%          1.30%
     ING Alger Growth (Service
      Class)                            0.80%        0.25%        0.20%          1.25%            0.00%          1.25%
     ING American Century Small
      Cap Value (Service Class)         1.00%        0.25%        0.40%          1.65%            0.00%          1.65%
     ING Baron Small Cap Growth
      Portfolio (Service Class)         0.85%        0.25%        0.40%          1.50%            0.00%          1.50%
     ING Goldman Sachs Capital
      Growth (Service Class)            0.85%        0.25%        0.20%          1.30%            0.00%          1.30%
     ING MFS Capital Opportunities
      (Service Class)                   0.65%        0.25%        0.25%          1.15%            0.00%          1.15%
     ING MFS Global Growth (Service
      Class)                            0.60%        0.25%        0.60%          1.45%            0.00%          1.45%
     ING MFS Research (Service
      Class)                            0.70%        0.25%        0.15%          1.10%            0.00%          1.10%
     ING OpCap Balanced Value
      (Service Class)                   0.80%        0.25%        0.20%          1.25%            0.00%          1.25%
     ING PIMCO Total Return
      (Service Class)                   0.50%        0.25%        0.35%          1.10%            0.00%          1.10%
     ING Salomon Bros. Capital
      (Service Class)                   0.90%        0.25%        0.20%          1.35%            0.00%          1.35%
     ING Salomon Bros. Investors
      Value (Service Class)             0.80%        0.25%        0.20%          1.25%            0.00%          1.25%
     ING Scudder International
      Growth (Service Class)            0.80%        0.25%        0.20%          1.25%            0.00%          1.25%
     ING T. Rowe Price Growth
      Equity (Service Class)            0.60%        0.25%        0.15%          1.00%            0.00%          1.00%
     ING UBS Tactical Asset
      Allocation (Service Class)        0.90%        0.25%        0.20%          1.35%            0.00%          1.35%
     ING Van Kampen Comstock Fund
      (Service Class)                   0.60%        0.25%        0.35%          1.20%            0.00%          1.20%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Other Expenses shown in the above table are based on estimated amounts for the current fiscal year and include a Shareholder Services fee of 0.25%.

THE ING VARIABLE PORTFOLIOS, INC. ANNUAL EXPENSES (AS A PERCENTAGE OF THE AVERAGE DAILY NET ASSETS OF A PORTFOLIO):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)    REDUCTIONS(2)   REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     ING VP Growth (Class S)             0.60%        0.25%        0.09%          0.94%            0.00%          0.94%
     ING VP Index Plus LargeCap
      (Class S)                          0.35%        0.25%        0.09%          0.69%            0.00%          0.69%
     ING VP Index Plus Mid Cap
      (Class S)                          0.40%        0.25%        0.15%          0.80%            0.00%          0.80%
     ING VP Index Plus SmallCap
      (Class S)                          0.40%        0.25%        0.31%          0.96%            0.11%          0.85%
     ING VP International Equity
      (Class S)                          0.85%        0.25%        0.39%          1.49%            0.10%          1.39%
     ING VP Small Company (Class S)
                                         0.75%        0.25%        0.10%          1.10%            0.00%          1.10%
     ING VP Value Opportunity
      (Class S)                          0.60%        0.25%        0.11%          0.96%            0.00%          0.96%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) The table above shows the estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. Because Class S shares are new, these estimates are based on each Portfolio's actual operating expenses for Class R shares for the Portfolio's most recently completed fiscal year and fee waivers to which the investment advisor has agreed for each Portfolio. Because Class S shares are new, Other Expenses is the amount of the Other Expenses incurred by Class R shareholders for the year ended December 31, 2001.

       (2) ING Investments, LLC, the investment advisor to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by the Portfolio's investment adviser is shown under the heading "Total Waivers or Reductions" in the table above. For each Portfolio, the expense limits will continue through at least December 31, 2002.

ING VARIABLE PRODUCTS TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio)(1):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE      EXPENSES(1)     REDUCTIONS     REDUCTIONS(3)   REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     ING VP Growth Opportunities
      (Class S)                         0.75%        0.25%        1.58%          2.58%            1.48%          1.10%
     ING VP International Value
      (Class S)                         1.00%        0.25%        0.53%          1.78%            0.58%          1.20%
     ING VP MidCap Opportunities
      (Class S)                         0.75%        0.25%        3.28%          4.28%            3.18%          1.10%
     ING VP SmallCap Opportunities
      (Class S)                         0.75%        0.25%        0.71%          1.71%            0.61%          1.10%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Because Class S shares are new for the International Value Portfolio, the Other Expenses are based on Class R expenses of the Portfolios.

       (2) ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by ING Investments, LLC is shown under the heading "Total Waivers or Reductions" in the table above. The expense limits will continue through at least October 31, 2002.

THE JANUS ASPEN SERIES EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     Janus Aspen Series Balanced
      (Service Shares)                   0.65%        0.25%        0.01%          0.91%            0.00%          0.91%
     Janus Aspen Series Flexible
      Income (Service Shares)            0.64%        0.25%        0.02%          0.91%            0.00%          0.91%
     Janus Aspen Series Growth
      (Service Shares)                   0.65%        0.25%        0.01%          0.91%            0.00%          0.91%
     Janus Aspen Series Worldwide
      Growth (Service Shares)
                                         0.65%        0.25%        0.04%          0.94%            0.00%          0.94%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. All expenses are shown without the effect of any expense offset arrangements.

OPPENHEIMER VARIABLE ACCOUNT FUNDS ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE        FEE         EXPENSES       REDUCTIONS      REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     Oppenheimer Global Securities
      Fund/VA (Service Class)         0.64%         0.25%        0.06%           0.95%           0.00%          0.95%
     Oppenheimer Strategic Bond
      Fund/VA (Service Class)         0.74%         0.25%        0.03%           1.02%           0.00%          1.02%
   -------------------------------------------------------------------------------------------------------------------------

THE PIONEER VARIABLE CONTRACT TRUST EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     Pioneer Equity Income VCT
      (Class II)                        0.65%        0.25%        0.12%          1.02%            0.00%          1.02%
     Pioneer Fund VCT (Class II)        0.65%        0.25%        0.14%          1.04%            0.00%          1.04%
     Pioneer Mid-Cap Value VCT
      (Class II)                        0.65%        0.25%        0.21%          1.11%            0.00%          1.11%
   -------------------------------------------------------------------------------------------------------------------------

          (1) Fees and expenses based on portfolio's latest fiscal year ended December 31, 2001.

     * The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund or Trust Expenses tables and the fund and/or trust prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Trust and Fund Expenses" for additional information.

THE PURPOSE OF THE FOREGOING TABLES IS TO HELP YOU UNDERSTAND THE VARIOUS COSTS AND EXPENSES THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE THE PROSPECTUSES OF THE FUNDS OR TRUSTS FOR ADDITIONAL INFORMATION ON MANAGEMENT OR ADVISORY FEES AND IN SOME CASES ON OTHER PORTFOLIO EXPENSES.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the tables above or in the examples below.

EXAMPLES:

The following two examples are designed to show you the expenses you would pay on a $1,000 investment that earns 5% annually. Each example assumes election of Option Package II. The examples reflect the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.06% of assets (based on an average contract value of $49,000). Expenses for the GET Fund also reflect the asset-based GET Fund guarantee charge of 0.50% of assets in the GET Fund. Because a GET Fund series has a five year period to maturity, no GET Fund expenses are shown in the 10 year expense column for the GET Fund. Each example also assumes that any applicable expense reimbursements of underlying portfolio expenses will continue for the periods shown. If Option Package I is elected instead of Option Package II used in the examples, the actual expenses will be less than those represented in the examples. Each example also assumes that all premium payments are subject to surrender charge. Note that if some or all of the amounts held under the Contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Note that surrender charges may apply if you choose to annuitize your Contract within the first 5 contract years. Thus, in the event you annuitize your Contract under circumstances which require a surrender charge, you should refer to Example 1 below which assumes applicable surrender charges.

Example 1:

If you surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS           5 YEARS          10 YEARS
      --------------------------------------------------------------------------------------------------------------------

        THE GCG TRUST
        Core Bond                                          $82              $118              $146             $250
        Liquid Asset                                       $77              $104              $122             $201
        Total Return                                       $81              $114              $140             $238

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Capital Appreciation Fund                 $83              $121              $151             $260
        AIM V.I. Core Equity Fund                          $83              $120              $149             $256
        AIM V.I. Premier Equity Fund                       $83              $121              $151             $260

        FIDELITY(R) VARIABLE INSURANCE PRODUCTS
        Fidelity(R)VIP Contrafund                           $81              $116              $143             $243
        Fidelity(R)VIP Equity-Income                        $80              $113              $138             $233
        Fidelity(R)VIP Growth                               $81              $115              $142             $242
        Fidelity(R)VIP Overseas                             $84              $123              $155             $268

        FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
        Franklin Small Cap Value Securities                $82              $118              $147             $251

        ING GET FUND
        ING GET Fund                                       $82              $118              $146              N/A

        ING PARTNERS, INC.
        ING Alger Aggressive Growth                        $85              $127              $161             $280
        ING Alger Growth                                   $84              $125              $159             $275
        ING American Century Small Cap Value               $88              $137              $178             $314
        ING Baron Small Cap Growth                         $87              $133              $171             $299
        ING Goldman Sachs Capital Growth                   $85              $127              $161             $280
        ING JP Morgan Mid Cap Value                        $85              $128              $164             $285
        ING MFS Capital Opportunities                      $83              $122              $154             $265
        ING MFS Global Growth                              $86              $131              $169             $294
        ING MFS Research                                   $83              $120              $150             $258
        ING OpCap Balanced Value                           $84              $125              $159             $275
        ING PIMCO Total Return                             $83              $121              $151             $260
        ING Salomon Bros. Capital                          $85              $128              $164             $285
        ING Salomon Bros. Investors Value                  $84              $125              $159             $275
        ING Scudder International Growth                   $84              $125              $159             $275
        ING T. Rowe Price Growth Equity                    $82              $118              $146             $249
        ING UBS Tactical Asset Allocation                  $85              $128              $164             $285
        ING Van Kampen Comstock                            $84              $124              $156             $270

        ING VARIABLE PORTFOLIOS, INC.
        ING VP Growth                                      $81              $116              $143             $243
        ING VP Index Plus LargeCap                         $79              $108              $130             $217
        ING VP Index Plus MidCap                           $80              $112              $136             $229
        ING VP Index Plus SmallCap                         $80              $113              $138             $234
        ING VP International Equity                        $86              $129              $166             $289
        ING VP Small Company                               $83              $121              $151             $260
        ING VP Value Opportunity                           $82              $116              $144             $245

        ING VARIABLE PRODUCTS TRUST
        ING VP Growth Opportunities                        $83              $121              $151             $260
        ING VP International Value                         $84              $124              $156             $270
        ING VP MidCap Opportunities                        $83              $121              $151             $260
        ING VP SmallCap Opportunities                      $83              $121              $151             $260

        JANUS ASPEN SERIES
        Janus Aspen Series Balanced                        $81              $115              $141             $240
        Janus Aspen Series Flexible Income                 $81              $115              $141             $240
        Janus Aspen Series Growth                          $81              $115              $141             $240
        Janus Aspen Series Worldwide Growth                $81              $116              $143             $243

        OPPENHEIMER VARIABLE ACCOUNT FUNDS
        Oppenheimer Global Securities                      $81              $116              $143             $244
        Oppenheimer Strategic Bond                         $82              $118              $147             $251

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Equity-Income VCT                          $82              $118              $147             $251
        Pioneer VCT                                        $82              $119              $148             $253
        Pioneer Mid-Cap Value VCT                          $83              $121              $152             $261
      --------------------------------------------------------------------------------------------------------------------

Example 2:

If you do not surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS           5 YEARS          10 YEARS
      --------------------------------------------------------------------------------------------------------------------

        THE GCG TRUST
        Core Bond                                           $22               $68              $116             $250
        Liquid Asset                                        $17               $54              $92              $201
        Total Return                                        $21               $64              $110             $238

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Capital Appreciation                       $23               $71              $121             $260
        AIM V.I. Core Equity                                $23               $70              $119             $256
        AIM V.I. Premier Equity                             $23               $71              $121             $260

        FIDELITY(R) VARIABLE INSURANCE PRODUCTS
        Fidelity(R)VIP Contrafund(R)                         $21               $66              $113             $243
        Fidelity(R)VIP Equity-Income                         $20               $63              $108             $233
        Fidelity(R)VIP Growth                                $21               $65              $112             $242
        Fidelity(R)VIP Overseas                              $24               $73              $125             $268

        FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
        Franklin Small Cap Value Securities                 $22               $68              $117             $251

        ING GET FUND
        ING GET Fund                                        $22               $68              $116              N/A

        ING PARTNERS, INC.
        ING Alger Aggressive Growth                         $25               $77              $131             $280
        ING Alger Growth                                    $24               $75              $129             $275
        ING American Century Small Cap Value                $28               $87              $148             $314
        ING Baron Small Cap Growth                          $27               $83              $141             $299
        ING Goldman Sachs Capital Growth                    $25               $77              $131             $280
        ING JP Morgan Mid Cap Value                         $25               $78              $134             $285
        ING MFS Capital Opportunities                       $23               $72              $124             $265
        ING MFS Global Growth                               $26               $81              $139             $294
        ING MFS Research                                    $23               $70              $120             $258
        ING OpCap Balanced Value                            $24               $75              $129             $275
        ING PIMCO Total Return                              $23               $71              $121             $260
        ING Salomon Bros. Capital                           $25               $78              $134             $285
        ING Salomon Bros. Investors Value                   $24               $75              $129             $275
        ING Scudder International Growth                    $24               $75              $129             $275
        ING T. Rowe Price Growth Equity                     $22               $68              $116             $249
        ING UBS Tactical Asset Allocation                   $25               $78              $134             $285
        ING Van Kampen Comstock                             $24               $74              $126             $270

        ING VARIABLE PORTFOLIOS, INC.
        ING VP Growth                                       $21               $66              $113             $243
        ING VP Index Plus LargeCap                          $19              $58              $100              $217
        ING VP Index Plus MidCap                            $20               $62              $106             $229
        ING VP Index Plus SmallCap                          $20               $63              $108             $234
        ING VP International Equity                         $26               $79              $136             $289
        ING VP Small Company                                $23               $71              $121             $260
        ING VP Value Opportunity                            $22               $66              $114             $245

        ING VARIABLE PRODUCTS TRUST
        ING VP Growth Opportunities                         $23               $71              $121             $260
        ING VP International Value                          $24               $74              $126             $270
        ING VP MidCap Opportunities                         $23               $71              $121             $260
        ING VP SmallCap Opportunities                       $23               $71              $121             $260

        JANUS ASPEN SERIES
        Janus Aspen Series Balanced                         $21               $65              $111             $240
        Janus Aspen Series Flexible Income                  $21               $65              $111             $240
        Janus Aspen Series Growth                           $21               $65              $111             $240
        Janus Aspen Series Worldwide Growth                 $21               $66              $113             $243

        OPPENHEIMER VARIABLE ACCOUNTS
        Oppenheimer Global Securities                       $21               $66              $113             $244
        Oppenheimer Strategic Bond                          $22               $68              $117             $251

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Equity-Income VCT                           $22               $68              $117             $251
        Pioneer VCT                                         $22               $69              $118             $253
        Pioneer Mid-Cap Value VCT                           $23               $71              $122             $261
      --------------------------------------------------------------------------------------------------------------------


THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT. Compensation is paid for the sale of the Contracts. For information about this compensation, see "Selling the Contract."

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

ACCUMULATION UNIT

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

THE NET INVESTMENT FACTOR

The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

     1) We take the net asset value of the subaccount at the end of each business day.

     2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.

     3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.

     4) We then subtract the applicable daily mortality and expense risk charge and the daily asset-based administrative charge from the subaccount and, for the GET Fund subaccount only, the daily GET Fund guarantee charge.

Calculations for the subaccounts are made on a per share basis.

CONDENSED FINANCIAL INFORMATION

Because sales of the Contract had not commenced as of December 31, 2001, no condensed financial information is included.

FINANCIAL STATEMENTS

The audited consolidated financial statements of Golden American at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, and the statement of assets and liabilities of Separate Account B at December 31, 2001 and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, appearing in the SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing in the SAI and in the Registration Statement, and are included or incorporated herein by reference in reliance upon such reports given upon the authority of such firm as in accounting and auditing.

PERFORMANCE INFORMATION

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Asset subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolio and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Asset subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Asset subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming no surrender. YOU SHOULD BE AWARE THAT THERE IS NO GUARANTEE THAT THE LIQUID ASSET SUBACCOUNT WILL HAVE A POSITIVE OR LEVEL RETURN.

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and
(iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

--------------------------------------------------------------------------------
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Golden American Life Insurance Company is a Delaware stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. Golden American is a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("ELIC"). ELIC is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("Equitable of Iowa"). Equitable of Iowa is a wholly owned subsidiary of Equitable Life Insurance Company of Iowa which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. Golden American is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. In May 1996, Golden American established a subsidiary, First Golden American Life Insurance Company of New York, which is authorized to sell annuities in New York and Delaware. First Golden was merged into ReliaStar Life Insurance Company of New York, another wholly owned subsidiary of ING and an affiliate, on April 1, 2002. Golden American's consolidated financial statements appear in the Statement of Additional Information.

Equitable of Iowa is the holding company for ELIC, Golden American, Directed Services, Inc., the investment manager of the GCG Trust and the distributor of the Contracts, and other interests. ING also owns Pilgrim Investments, LLC, a portfolio manager of the GCG Trust, and the investment manager of the Pilgrim Variable Insurance Trust and the Pilgrim Variable Products Trust. ING also owns Baring International Investment Limited, another portfolio manager of the GCG Trust and ING Investment Management Advisors B.V., a portfolio manager of the Pilgrim Variable Insurance Trust. Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

--------------------------------------------------------------------------------
                              THE TRUSTS AND FUNDS
--------------------------------------------------------------------------------

ING GET Fund is an open-end investment company authorized to issue multiple series of shares. Shares of the series are offered to insurance company separate accounts, including Golden American Separate Account B, that fund variable annuity contracts. The address of ING GET Fund is 1475 Dunwoody Drive, West Chester, PA 19380.

ING Variable Portfolios, Inc. is a mutual fund whose shares are offered to insurance company separate accounts, including Golden American Separate Account B, that fund both annuity and life insurance contracts and to certain tax-qualified retirement plans. The address of ING Variable Portfolios, Inc. is 151 Farmington Avenue, Hartford, Connecticut 06156-8962.

AIM Variable Insurance Funds is a mutual fund whose shares are currently offered only to insurance company separate accounts. The address of AIM Variable Insurance Funds is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

Fidelity Variable Insurance Products Fund is also a mutual fund which offers its shares only to separate accounts of insurance companies that offer variable annuity and variable life insurance products. Fidelity Variable Insurance Products Fund is located at 82 Devonshire Street, Boston, MA 02109.

Franklin Templeton Variable Insurance Products Trust is a Franklin Templeton Variable Insurance Products Trust consists of separate series (the Fund or Funds) offering a wide variety of investment choices. Each Fund generally has two classes of shares, Class I and Class 2. Shares of each Fund are sold to insurance company separate accounts to serve as investment options for variable annuity or variable life insurance contracts, and for qualified pension and retirement plans. Franklin Templeton Variable Insurance Products Trust is located at 777 Mariners Island Blvd., P.O. Box 7777, San Mateo, CA 94403-7777.

The GCG Trust is a mutual fund whose shares are offered to separate accounts funding variable annuity and variable life insurance policies offered by Golden American and other affiliated insurance companies. The GCG Trust may also sell its shares to separate accounts of insurance companies not affiliated with Golden American. Pending SEC approval, shares of the GCG Trust may also be sold to certain qualified pension and retirement plans. The address of the GCG Trust is 1475 Dunwoody Drive, West Chester, PA 19380.

Janus Aspen Series is a mutual fund whose shares are offered in connection with investment in and payments under variable annuity contracts and variable life insurance contracts, as well as certain qualified retirement plans. The address of Janus Aspen Series is 100 Fillmore Street, Denver, Colorado 80206-4928.

Oppenheimer Variable Account Funds is a mutual fund whose shares are sold only as the underlying investment for variable life insurance policies, variable annuity contracts and other insurance company separate accounts. The address of the Oppenheimer Variable Account Funds is Oppenheimer Funds Services, P.O. Box 5270, Denver, CO 80217-5270.

The ING Variable Products Trust is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by Golden American and other insurance companies, both affiliated and unaffiliated with Golden American. The address of ING Variable Products Trust is 40 North Central Avenue, Suite 1200, Phoenix, AZ 85004.

Pioneer Variable Contracts Trust is an open-end management investment company. Shares of the portfolios are offered primarily to insurance companies to fund the benefits under variable annuity and variable life insurance contracts issued by their companies. The address of Pioneer Variable Contracts Trust is 60 State Street, Boston, Massachusetts 02109.

ING Partners, Inc. is a mutual fund whose shares are offered only to insurance companies to fund benefits under their variable annuity and variable life insurance contracts. The address of ING Partners, Inc. is 151 Farmington Avenue, Hartford, Connecticut 06156-8962.

YOU WILL FIND MORE DETAILED INFORMATION ABOUT THE TRUSTS AND FUNDS IN APPENDIX A -- THE INVESTMENT PORTFOLIOS. In the event that, due to differences in tax treatment or other considerations, the interests of the contract owners of various contracts participating in the Trusts or Funds conflict, we, the Board of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating on the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

GET FUND

A GET Fund series may be available during the accumulation phase of the Contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of three months which precedes the guarantee period. The GET Fund investment option may not be available under your Contract or in your state.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. Please see Appendix D for a projected schedule of GET Fund Series Offerings. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less any maintenance fees or any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. The guarantee does not promise that you will earn the fund's minimum targeted return referred to in the investment objective. If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The guarantee will not apply to these amounts or to amounts deducted as a maintenance fee, if applicable.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the GET Fund prospectus for a complete description of the GET Fund investment option, including charges and expenses.

RESTRICTED FUNDS

We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30 percent of contract value, up to 100 percent of each premium and no more than $999,999,999. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments" in this prospectus for more information on the effect of Restricted Funds.

--------------------------------------------------------------------------------
                       GOLDEN AMERICAN SEPARATE ACCOUNT B
--------------------------------------------------------------------------------

Golden American Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

NOTE: We currently offer other variable annuity contracts that invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract -- Addition, Deletion, or Substitution of Subaccounts and Other Changes."

--------------------------------------------------------------------------------
                                  SPECIAL FUNDS
--------------------------------------------------------------------------------

We use the term Special Funds in the discussion of the death benefit options. Currently, no subaccounts have been designated as Special Funds. The Company may, at any time, designate new and/or existing subaccounts as a Special Fund with 30 days notice with respect to new premiums added or transfers to such subaccounts. Such subaccounts will include those that, due to their volatility, are excluded from the death benefit guarantees that may otherwise be provided. Designation of a subaccount as a Special Fund may vary by benefit. For example, a subaccount may be designated a Special Fund for purposes of calculating one death benefit and not another.

--------------------------------------------------------------------------------
                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C and the Fixed Account II prospectus for more information on the Fixed Interest Allocation and Fixed Account.

CONTRACT DATE AND CONTRACT YEAR

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

INCOME PHASE START DATE

The income phase start date is the date you start receiving income phase payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the income phase start date. The income phase begins when you start receiving regular income phase payments from your Contract on the income phase start date.

CONTRACT OWNER

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit (likely a taxable event). If no beneficial owner of the Trust has been designated, the availability of Option II will be based on the age of the annuitant at the time you purchase the Contract.

ANNUITANT

The annuitant is the person designated by you to be the measuring life in determining income phase payments. The annuitant's age determines when the income phase must begin and the amount of the income phase payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the income phase benefits of the Contract if the annuitant is living on the income phase start date. If the annuitant dies before the income phase start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

When the annuitant dies before the income phase start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if you are not an individual.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the income phase start date. We pay death benefits to the primary beneficiary.

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract.

All requests for change of beneficiary must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

PURCHASE AND AVAILABILITY OF THE CONTRACT

The minimum initial payment to purchase the Contract is $5,000. Currently, this payment may be made either by funds from qualified or non-qualified external sources ("external sources") or by a transfer or rollover from an existing contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer"). The internal transfer must be from one or more of the following sources:

     o    a traditional IRA under Code section 408(b);

     o    an individual retirement account under Code section 408(a) or 403(a);

     o    a tax-deferred annuity under Code section 403(b);

     o a qualified pension or profit sharing plan under code section 401(a) or 401(k);

     o    certain retirement arrangements that qualify under Code section
          457(b); or

     o    a custodial account under Code section 403(b)(7).

The Contract may not be available for purchase through all of these sources at all times. There are two option packages available under the Contract. The maximum age at which you may purchase the Contract is 85 for Option Package I and 80 for Option Package II. You select an option package at the time of application. Each option package is unique.

You may make additional premium payments up to the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

The Contract may currently be purchased by individuals as part of a personal retirement plan (a "non-qualified Contract"), as a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Code, as a Roth IRA under
Section 408A of the Code or as a tax-deferred annuity under Code section 403(b). The Contract is not currently available as a Simplified Employer Pension (SEP) Plan under 408(k) or as a Simple IRA under Section 408(P).

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. YOU SHOULD NOT BUY THIS CONTRACT: (1) IF YOU ARE LOOKING FOR A SHORT-TERM INVESTMENT; (2) IF YOU CANNOT RISK GETTING BACK LESS MONEY THAN YOU PUT IN; OR (3) IF YOUR ASSETS ARE IN A PLAN WHICH PROVIDES FOR TAX-DEFERRAL AND YOU SEE NO OTHER REASON TO PURCHASE THIS CONTRACT.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus. IF YOU ARE CONSIDERING OPTION II AND YOUR CONTRACT WILL BE AN IRA, SEE "TAXATION OF QUALIFIED CONTRACTS - INDIVIDUAL RETIREMENT ANNUITIES" AND "TAX CONSEQUENCES OF ENHANCED DEATH BENEFIT" IN THIS PROSPECTUS.

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs.

CREDITING OF PREMIUM PAYMENTS

We will process your initial premium within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed.

We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative, we will consider the application incomplete. For initial premium payments designated for a subaccount of Separate Account B, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts and/or Fixed Interest Allocation of Separate Account B specified by you within 2 business days.

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro rata calculations. If a subaccount is no longer available or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation or your allocation instructions. For any subsequent premium payments, the payment designated for a subaccount of Separate Account B will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Liquid Asset subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

ADMINISTRATIVE PROCEDURES

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements.

CONTRACT VALUE

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

     CONTRACT VALUE IN THE SUBACCOUNTS. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Liquid Asset subaccount). On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

     (1) We take the contract value in the subaccount at the end of the preceding business day.

     (2) We multiply (1) by the subaccount's Net Investment Factor since the preceding business day.

     (3)  We add (1) and (2).

     (4) We add to (3) any additional premium payments and then add or subtract any transfers to or from that subaccount.

     (5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See the Fixed Account II prospectus for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE

You may surrender the Contract at any time while the annuitant is living and before the income phase start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Asset subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59 1/2 may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

THE SUBACCOUNTS

Each of the subaccounts of Separate Account B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account B invests in a corresponding portfolio of a Trust of Fund.

ADDITION, DELETION OR SUBSTITUTION OF SUBACCOUNTS AND OTHER CHANGES

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract and compliance with regulatory requirements.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces. We also reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts. We will, of course, provide you with written notice before any of these changes are effected.

THE FIXED ACCOUNT

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See the Fixed Account II prospectus for more information.

OTHER CONTRACTS

We offer other variable annuity contracts that also invest in the same investment portfolios of the Trusts. These contracts have different charges that could affect their performance, and may offer different benefits more suitable to your needs. To obtain more information about these other contracts, contact our Customer Service Center or your registered representative.

OTHER IMPORTANT PROVISIONS

See "Withdrawals," "Transfers Among Your Investments," "Death Benefit," "Charges and Fees," "The Annuity Options" and "Other Contract Provisions" in this prospectus for information on other important provisions in your Contract.

--------------------------------------------------------------------------------
                                   WITHDRAWALS
--------------------------------------------------------------------------------

Any time during the accumulation phase and before the death of the contract owner, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is equal to or less than the greater of: 1) 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year; or 2) your MRD attributable to amounts held under the Contract. The Free Withdrawal Amount does not include your MRD for the tax year containing the contract date of this Contract.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. If the aggregate percentage cap on allocations to the Restricted Funds has been exceeded, any subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. If a requested withdrawal would cause the percentage cap to be exceeded, the amount of the withdrawal in excess of the cap would be taken pro rata from all variable subaccounts.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the Liquid Asset subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive.

We offer the following three withdrawal options. Other than surrender charges and market value adjustment, if applicable, there is no additional charge for these features.

REGULAR WITHDRAWALS

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date. See the Fixed Account II prospectus for more information on the application of Market Value adjustment.

SYSTEMATIC WITHDRAWALS

You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro rata basis from all subaccounts in which contract value is invested.

You decide when you would like systematic payments to start as long as it starts at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th day of the month, your systematic withdrawal will be made on the 28th day of each month.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

                    FREQUENCY                    MAXIMUM PERCENTAGE
                    Monthly                            0.833%
                    Quarterly                          2.50%
                    Annually                          10.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your contract value not previously withdrawn on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

     FIXED DOLLAR SYSTEMATIC WITHDRAWAL FEATURE. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable maximum percentage.

IRA WITHDRAWALS

If you have a traditional IRA Contract and will be at least age 70 1/2 during the current calendar year, you may elect To have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59 1/2 may resuLt in a 10% penalty tax. See "Federal Tax Considerations" for more details.

--------------------------------------------------------------------------------
                        TRANSFERS AMONG YOUR INVESTMENTS
--------------------------------------------------------------------------------

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the income phase start date. Transfers to a GET Fund series may only be made during the offering period for that GET Fund series. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law. We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Special Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means.

TRANSFERS BY THIRD PARTIES

As a convenience to you, we currently allow you to give third parties the right to effect transfers on your behalf. However, when the third party makes transfers for many contract owners, the result can be simultaneous transfers involving large amounts of contract values. Such transfers can disrupt the orderly management of the investment portfolios available to the Contract, can result in higher costs to contract owners, and may not be compatible with the long term goals of contract owners. We require third parties making multiple, simultaneous or large volume transfers to execute a third party service agreement with us prior to executing such transfers. Therefore, we may at any time exercise our business judgment and limit or discontinue accepting transfers made by a third party. We will notify any third party whose transfers are limited or discontinued by telephone, facsimile or email according to our records, followed by a letter. These limits may be based on, among other criteria, the amount of the aggregate trade or the available investment options for which third parties may make trades on behalf of multiple contract owners.

We may establish additional procedures or change existing procedures at any time in the exercise of our business judgment.

DOLLAR COST AVERAGING

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) Liquid Asset subaccount, or (ii) a Fixed Interest Allocation with either a 6-month or a 1-year guaranteed interest period. This subaccount or Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you. We also may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively for use with the dollar cost averaging program. The DCA Fixed Interest Allocations require a minimum premium payment of $1,200 directed into a DCA Fixed Interest Allocation. Transfers made pursuant to a dollar cost averaging program do not count toward the 12 transfer limit on free transfers. There is no additional charge for this feature.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Unless you have a DCA Fixed Interest Allocation, you elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the Liquid Asset subaccount or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. If your source account is a 6-month Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by
6. You may change the transfer amount once each contract year. If you have a DCA Fixed Interest Allocation, there is no minimum or maximum transfer amount; we will transfer all your money allocated to that source account into the subaccount(s) in equal payments over the selected 6-month or 1-year period. The last payment will include earnings accrued over the course of the selected period. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers from a Fixed Interest Allocation or a DCA Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the Liquid Asset subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "The Investment Portfolios." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

             o Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).

             o Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro rata to Restricted Funds.

             o Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

AUTOMATIC REBALANCING

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "The Investment Portfolios." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds. Transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers. There is no additional charge for this feature.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.

--------------------------------------------------------------------------------
                              DEATH BENEFIT CHOICES
--------------------------------------------------------------------------------

DEATH BENEFIT DURING THE ACCUMULATION PHASE

During the accumulation phase, a death benefit is payable when either the annuitant (when a contract owner is not an individual) or the contract owner dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the option package you have chosen. The death benefit value is calculated as of the claim date (the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center). If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum or applied to any of the income phase payment options, or, if available, paid over the beneficiary's lifetime. (See "Systematic Withdrawals" above). A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary. If we do not receive a request to apply the death benefit proceeds to an income phase payment option, we will make a single sum distribution. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death."

You may select one of the option packages described below which will determine the death benefit payable. Option Package I is available only if the contract owner and the annuitant are not more than 85 years old at the time of purchase. Option Packages II is available only if the contract owner and annuitant are not more than 80 years old at the time of purchase. A change in ownership of the Contract may affect the amount of the death benefit payable.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies. The differences are summarized as follows:

   ------------------- --------------------------- ----------------------------
                       OPTION PACKAGE I            OPTION PACKAGE II
   ------------------- --------------------------- ----------------------------
   DEATH BENEFIT       The greater of:             The greatest of:
   ON DEATH OF THE     (1)   the Standard Death    (1)   the Standard Death
   OWNER:                    Benefit; or                 Benefit; or
                       (2)   the contract value.   (2)   the contract value; or
                                                   (3)   the Annual Ratchet
                                                         death benefit.
   ------------------- --------------------------- ----------------------------


Currently, no investment portfolios are designated as "Special Funds."

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund may limit or reduce the enhanced death benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may at our discretion reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefits described below. You do not elect the Base Death Benefit. The BASE DEATH BENEFIT is equal to the greater of:

     1)   the contract value; and

     2)   the cash surrender value.

The STANDARD DEATH BENEFIT equals the GREATER of the Base Death Benefit and the SUM of 1) and 2):

     1)   the contract value allocated to Special Funds; and

     2) the Standard Minimum Guaranteed Death Benefit for amounts allocated to Non-Special Funds.

The Standard Minimum Guaranteed Death Benefit equals:

     1) the initial premium payment allocated to Special and Non-Special Funds, respectively;

     2) increased by premium payments, and adjusted for transfers, allocated to Special and Non-Special Funds, respectively, after issue; and

     3) reduced by a pro rata adjustment for any withdrawal or transfer taken from the Special and Non-Special Funds, respectively.

In the event of transfers from Special to Non-Special funds, the increase in the Minimum Guaranteed Death Benefit of the Non-Special Fund will equal the lesser of the reduction in the Minimum Guaranteed Death Benefit in the Special Fund and the contract value transferred. In the event of transfers from Non-Special to Special Funds, the increase in the Minimum Guaranteed Death Benefit of the Special Fund will equal the reduction in the Minimum Guaranteed Death Benefit in the Non-Special Fund.

The ANNUAL RATCHET ENHANCED DEATH BENEFIT equals the GREATER of:

        1)   the Standard Death Benefit; and

        2) the sum of the contract value allocated to Special Funds and the Annual Ratchet Minimum Guaranteed Death Benefit allocated to Non-Special Funds.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:

        1) the initial premium allocated at issue to Special and Non-Special Funds, respectively;

        2) increased dollar for dollar by any premium, allocated after issue to Special and Non-Special Funds, respectively;

        3) for Non-Special Funds, adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds from the prior anniversary (adjusted for new premiums, partial withdrawals allocated to Non-Special Funds, and transfers between Special and Non-Special Funds) and the current contract value allocated to Non-Special Funds;

        4) for Special Funds, adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds from the prior anniversary (adjusted for new premiums, partial withdrawals allocated to Special Funds, and transfers between Special and Non-Special Funds) and the current contract value allocated to Special Funds.

Withdrawals reduce the Annual Ratchet Minimum Guaranteed Death Benefit on a pro rata basis, based on the amount withdrawn from the Special and Non-Special Funds, respectively. The amount of the pro rata adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before withdrawal. The amount of the pro rata adjustment for Special Funds will equal (a) times (b) divided by
(c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal.

Transfers from Special to Non-Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds on a pro rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit in the Non-Special Funds will equal the lesser of the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit in the Special Funds and the contract value transferred.

Transfers from Non-Special to Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds on a pro rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for the Special Funds will equal the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for the Non-Special Funds.

Note:  The enhanced death benefits may not be available in all states.

TRANSFERS BETWEEN OPTION PACKAGES. You may transfer from one option package to another on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted after you attain age 80.

If you transfer from Option I to Option II, the minimum guaranteed death benefit for Special and Non-Special Funds will equal the contract value for Special and Non-Special Funds, respectively, on the effective date of the transfer. A change of owner may cause an option package transfer on other than a contract anniversary.

DEATH BENEFIT DURING THE INCOME PHASE

If any contract owner or the annuitant dies after the income phase start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

CONTINUATION AFTER DEATH -- SPOUSE

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Liquid Asset subaccount, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

CONTINUATION AFTER DEATH -- NON SPOUSE

If the beneficiary is not the spouse of the owner, the required distribution rules of the Internal Revenue Code (the "Code") apply. See the next section, "Required Distributions upon Contract Owner's Death".

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Liquid Asset subaccount, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

REQUIRED DISTRIBUTIONS UPON CONTRACT OWNER'S DEATH

We will not allow any payment of benefits provided under a non-qualified Contract which do not satisfy the requirements of Section 72(s) of the Code.

If any owner of a non-qualified contract dies before the annuity start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by Golden American will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a non-spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a non-spouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

--------------------------------------------------------------------------------
                                CHARGES AND FEES
--------------------------------------------------------------------------------

We deduct the Contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of Contracts.

CHARGE DEDUCTION SUBACCOUNT

You may elect to have all charges against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Liquid Asset subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending satisfactory notice to our Customer Service Center.

CHARGES DEDUCTED FROM THE CONTRACT VALUE
We deduct the following charges from your contract value:

     SURRENDER CHARGE. Internal Transfers when the Prior Contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this Contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract either imposed a front end load or there was no applicable surrender charge under the prior contract.

Transfers from External Sources, Internal Transfers when the Prior Contract had an applicable surrender charge and/or additional premium payments not part of an Internal Transfer: We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; or 2) your MRD. The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. The surrender charge will be based on the total amount withdrawn including the amount deducted for the surrender charge. It will be deducted from the contract value remaining after you have received the amount requested for withdrawal, not from the amount you requested as a withdrawal. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

    COMPLETE YEARS ELAPSED            0    |    1   |    2    |   3+
        SINCE PREMIUM PAYMENT*             |        |         |
    SURRENDER CHARGE                  3%   |   2%   |    1%   |   0%

       * For amounts transferred or rolled over into this Contract as an internal transfer, the "Complete Years Elapsed" are calculated from the date of the first premium payment made under the prior contract or, if earlier, the effective date of the prior contract.

     WAIVER OF SURRENDER CHARGE FOR EXTENDED MEDICAL CARE. We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

     FREE WITHDRAWAL AMOUNT. The Free Withdrawal Amount in any contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of the withdrawal; and 2) your MRD attributable to amounts held under the Contract. The Free Withdrawal Amount does not include your MRD for the tax year containing the contract date of this Contract.

     SURRENDER CHARGE FOR EXCESS WITHDRAWALS. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. ANY WITHDRAWAL FROM A FIXED INTEREST ALLOCATION MORE THAN 30 DAYS BEFORE ITS MATURITY DATE WILL TRIGGER A MARKET VALUE ADJUSTMENT.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix B. Earnings for purposes of calculating the surrender charge for excess withdrawals may not be the same as earnings under federal tax law.

     PREMIUM TAXES. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value on the income phase start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal, or on the income phase start date.

     ADMINISTRATIVE CHARGE. We deduct an annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract unless waived under conditions established by Golden American. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

     TRANSFER CHARGE. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

CHARGES DEDUCTED FROM THE SUBACCOUNTS

     MORTALITY AND EXPENSE RISK CHARGE. The mortality and expense risk charge is deducted each business day. The amount of the mortality and expense risk charge depends on the option package you have elected. The charge is deducted on each business day based on the assets you have in each subaccount. The charge for each option package, on an annual basis, is equal to 0.60% for Option Package I and 0.80% for Option Package II, of the assets you have in each subaccount. The charge is deducted each business day at the daily rate of .001649% (Option Package I)or .002201% (Option Package II), respectively. In the event there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts.

     ASSET-BASED ADMINISTRATIVE CHARGE. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .000411% from your assets in each subaccount. This charge is deducted daily from your assets in each subaccount.

TRUST AND FUND EXPENSES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, certain portfolios deduct a service fee, which is used to compensate service providers for administrative and contract holder services provided on behalf of the portfolios, and certain portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. Based on actual portfolio experience in 2001, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2002 range from 0.54% to 1.65%.

--------------------------------------------------------------------------------
                                THE INCOME PHASE
--------------------------------------------------------------------------------

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value. INITIATING PAYMENTS. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

     o    Payment start date;

     o Income phase payment option (see the income phase payment options table in this section);

     o Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

     o Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and

     o Selection of an assumed net investment rate (only if variable payments are elected).

Your Contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments. WHAT AFFECTS PAYMENT AMOUNTS? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available. FIXED PAYMENTS. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

VARIABLE PAYMENTS. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

ASSUMED NET INVESTMENT RATE. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3 1/2%. If you select a 5% rate, for example, your first income phase payment will be higher, bUt subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3 1/2% rate, for example, your first income phase payment will be lower and subsequent payments will increaSe more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. MINIMUM PAYMENT AMOUNTS. The income phase payment option you select must result in:

     o    A first income phase payment of at least $50; and

     o    Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

RESTRICTIONS ON START DATES AND THE DURATION OF PAYMENTS. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

     o    The first day of the month following the annuitant's 90th birthday; or

     o The tenth anniversary of the last premium payment made to your Contract.

Income phase payments will not begin until you have selected an income phase payment option. Surrender charges may apply if income phase payments begin within the first five contract years. Failure to select an income phase payment option by the later of the annuitant's 90th birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

Income phase payments may not extend beyond:

        (a) The life of the annuitant;

        (b) The joint lives of the annuitant and beneficiary;

        (c) A guaranteed period greater than the annuitant's life expectancy; or

        (d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. See "FEDERAL TAX CONSIDERATIONS" for further discussion of rules relating to income phase payments.

CHARGES DEDUCTED.

        o If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.50% of amounts invested in the subaccounts. See "Fees and Expenses."

        o There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.15% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees and Expenses."

DEATH BENEFIT DURING THE INCOME PHASE. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

BENEFICIARY RIGHTS. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary. PARTIAL ENTRY INTO THE INCOME PHASE. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

TAXATION. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "FEDERAL TAX CONSIDERATIONS".

PAYMENT OPTIONS

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the Contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

     TERMS TO UNDERSTAND:

     ANNUITANT(S): The person(s) on whose life expectancy(ies) the income phase payments are based.

     BENEFICIARY(IES): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

     -----------------------------------------------------------------------------------------------------------------------
     LIFETIME INCOME PHASE PAYMENT OPTIONS
     -----------------------------------------------------------------------------------------------------------------------
     Life Income              LENGTH OF PAYMENTS:  For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date.
                              DEATH BENEFIT--NONE: All payments end upon the annuitant's death.
     ------------------------ ----------------------------------------------------------------------------------------------
     Life Income--            LENGTH OF PAYMENTS:  For as long as the annuitant  lives,  with payments  guaranteed for your
     Guaranteed               choice of 5 to 30 years or as otherwise specified in the contract.
     Payments                 DEATH  BENEFIT--PAYMENT TO THE BENEFICIARY:  If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
     ------------------------ ----------------------------------------------------------------------------------------------
     Life Income--            LENGTH OF  PAYMENTS:  For as long as either  annuitant  lives.  It is possible  that only one
     Two Lives                payment will be made if both annuitants die before the second payment's due date.
                              CONTINUING PAYMENTS: When you select this option you choose for:
                                   a)  100%,  66 2/3% or 50% of the payment to continue to the  surviving  annuitant  after the first death; or
                                   b)  100% of the payment to continue to the
                                       annuitant on the second annuitant's
                                       death, and 50% of the payment to continue
                                       to the second annuitant on the
                                       annuitant's death.
                              DEATH BENEFIT--NONE: All payments end upon the
                              death of both annuitants.
     ------------------------ ----------------------------------------------------------------------------------------------
     Life Income--            LENGTH OF PAYMENTS:  For as long as either annuitant lives,  with payments  guaranteed from 5
     Two Lives--              to 30 years or as otherwise specified in the contract.
     Guaranteed               CONTINUING  PAYMENTS:  100% of the payment to continue to the surviving  annuitant  after the
     Payments                 first death.
                              DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: If both
                              annuitants die before we have made all the
                              guaranteed payments, we will continue to pay the
                              beneficiary the remaining payments.
     ------------------------ ----------------------------------------------------------------------------------------------
     Life Income--Cash        LENGTH OF PAYMENTS: For as long as the annuitant lives.
     Refund Option (limited   DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: Following
     availability--           the annuitant's death, we will pay a lump sum payment
     fixed                    equal to the amount originally applied to the income phase payment option
     payments only)           (less any applicable premium tax) and less the total amount of income payments paid.
     ------------------------ ----------------------------------------------------------------------------------------------
     Life Income--Two         LENGTH OF PAYMENTS: For as long as either annuitant lives.
     Lives--Cash Refund       CONTINUING PAYMENTS: 100% of the payment to continue after the first death.
     Option (limited          DEATH  BENEFIT--PAYMENT  TO THE  BENEFICIARY:  When both annuitants die we will pay a lump-sum
     availability--fixed      payment equal to the amount  applied to the income phase payment  option (less any applicable
     payments only)           premium tax) and less the total amount of income payments paid.
     ------------------------ ----------------------------------------------------------------------------------------------

     ------------------------ ----------------------------------------------------------------------------------------------
     NONLIFETIME INCOME PHASE PAYMENT OPTION
     -----------------------------------------------------------------------------------------------------------------------
     Nonlifetime--            LENGTH OF PAYMENTS:  You may select  payments for 5 to 30 years.  In certain cases a lump-sum
     Guaranteed               payment may be requested at any time (see below).
     Payments                 DEATH  BENEFIT--PAYMENT  TO THE  BENEFICIARY:  If the  annuitant  dies  before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
     -----------------------------------------------------------------------------------------------------------------------

     LUMP-SUM PAYMENT: If the "Nonlifetime--Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.
     ---------------------------------------------------------------------------



--------------------------------------------------------------------------------
                            OTHER CONTRACT PROVISIONS
--------------------------------------------------------------------------------

REPORTS TO CONTRACT OWNERS

We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies contained in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

IN CASE OF ERRORS IN YOUR APPLICATION

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

ASSIGNING THE CONTRACT AS COLLATERAL

You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

CONTRACT CHANGES -- APPLICABLE TAX LAW

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

FREE LOOK

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, (i) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. In the case of IRA's cancelled within 7 days of receipt of the Contract and in some states, we are required to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these circumstances, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Liquid Asset subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

SPECIAL ARRANGEMENTS

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

SELLING THE CONTRACT

Our affiliate Directed Services, Inc. ("DSI"), 1475 Dunwoody Dr., West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other Golden American contracts. DSI, a New York corporation, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

DSI does not retain any commissions or compensation paid to it by Golden American for Contract sales. DSI enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products. Selling firms are also registered with the SEC and NASD member firms.

DSI pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 1% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.55% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 1% of total premium payments.

DSI may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments, and/or a percentage of Contract values.

Affiliated selling firms may include Aeltus Capital, Inc., BancWest Investment Services, Inc., Baring Investment Services, Inc., Compulife Investor Services, Inc., Financial Network Investment Corporation, Financial Northeastern Corporation, Granite Investment Services, Inc. Guaranty Brokerage Services, Inc., IFG Network Securities, Inc., ING America Equities, Inc., ING Barings Corp., ING Brokers Network, LLC, ING Direct Funds Limited, ING DIRECT Securities, Inc., ING Financial Advisers, LLC, ING Furman Selz Financial Services LLC, ING Funds Distributor, Inc., ING TT&S (U.S.) Securities, Inc., Investors Financial Group, Inc., Locust Street Securities, Inc., Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc., Systematized Benefits Administrators, Inc., United Variable Services, Inc., VESTAX Securities Corporation, and Washington Square Securities, Inc.

We may also make additional payments to broker dealers for marketing and educational expenses and to reimburse certain expenses of registered representatives relating to sales of Contracts. We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------

VOTING RIGHTS

We will vote the shares of a Trust owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion.

STATE REGULATION

We are regulated by the Insurance Department of the State of Delaware. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS

The Company, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a materially adverse impact on the Company or Separate Account B.

LEGAL MATTERS

The legal validity of the Contracts was passed on by Kimberly J. Smith, Executive Vice President, General Counsel and Assistant Secretary of Golden American.

EXPERTS

The audited consolidated financial statements of Golden American at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, and the statement of assets and liabilities of Separate Account B at December 31, 2001 and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, appearing in the SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing in the SAI and in the Registration Statement, and are included or incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

THIS SUMMARY REFERENCES ENHANCED DEATH BENEFITS AND EARNINGS MULTIPLIER BENEFITS THAT MAY NOT BE AVAILABLE UNDER YOUR CONTRACT. PLEASE SEE YOUR CONTRACT, AND "DEATH BENEFIT CHOICES" IN THIS PROSPECTUS.

TYPES OF CONTRACTS:  NON-QUALIFIED OR QUALIFIED

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS

     DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of a variable account be "adequately diversified" in order for non-qualified Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that Separate Account B, through the subaccounts, will satisfy these diversification requirements.

     INVESTOR CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer contract values, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give contract owners investment control over Separate Account B assets, we reserve the right to modify the Contracts as necessary to prevent a contract owner from being treated as the owner of the Separate Account B assets supporting the Contract.

     REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. See "Death Benefit Choices" for additional information on required distributions from non-qualified contracts. Qualified Contracts are subject to special rules -- see below. The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

     IN GENERAL. We believe that if you are a natural person you will generally not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.

TAXATION OF NON-QUALIFIED CONTRACTS

     NON-NATURAL PERSON. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

     WITHDRAWALS. When a withdrawal from a non-qualified Contract occurs (including amounts paid to you under the MGWB rider), the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. Credits constitute earnings (not premiums) for federal tax purposes and are not included in the owner's investment in the Contract. The tax treatment of market value adjustments is uncertain. You should consult a tax adviser if you are considering taking a withdrawal from your Contract in circumstances where a market value adjustment would apply.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

     PENALTY TAX ON CERTAIN WITHDRAWALS. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

     o    made on or after the taxpayer reaches age 59 1/2;

     o    made on or after the death of a contract owner;

     o    attributable to the taxpayer's becoming disabled; or

     o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

     ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

     TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

     TRANSFERS, ASSIGNMENTS, EXCHANGES AND ANNUITY DATES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an annuitant or payee other than an owner, the selection of certain dates for commencement of the annuity phase, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment, designation or exchange, should consult a tax adviser as to the tax consequences.

     WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability, and we will report taxable amounts as required by law. Recipients can generally elect, however, not to have tax withheld from distributions.

     MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one non-qualified deferred annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59 1/2 (subject to certaIn exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participaNt is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described In Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do nOt require distributions at any time before the contract owner's death. PLEASE NOTE THAT REQUIRED MINIMUM DISTRIBUTIONS UNDER QUALIFIED CONTRACTS MAY BE SUBJECT TO SURRENDER CHARGE AND/OR MARKET VALUE ADJUSTMENT, IN ACCORDANCE WITH THE TERMS OF THE CONTRACT.

     WITHHOLDING. Distributions from certain qualified plans generally are subject to withholding for the contract owner's federal income tax liability. The withholding rates vary according to the type of distribution and the contract owner's tax status. The contract owner may be provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions that are required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

     CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

     INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans for Employees (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS.

IRAs generally may not invest in life insurance contracts. We do not believe a death benefit under an annuity contract that is equal to the greater of premiums paid (less withdrawals) or contract value will be treated as life insurance. However, the enhanced death benefits and earnings enhancement benefit under this Contract may exceed the greater of premiums paid (less withdrawals) and contract value. We have previously received IRS approval of the form of the Contract, including the enhanced death benefit feature, for use as an IRA. THE CONTRACT WITH BOTH ENHANCED DEATH BENEFITS AND THE EARNINGS MULTIPLIER BENEFIT HAS BEEN FILED WITH THE IRS FOR APPROVAL FOR USE AS AN IRA. HOWEVER, THERE IS NO ASSURANCE THAT THE IRS WILL GIVE THIS APPROVAL OR THAT THE CONTRACT MEETS THE QUALIFICATION REQUIREMENTS FOR AN IRA. Although we regard the enhanced death benefit options and earnings multiplier benefit as investment protection features that should not have an adverse tax effect, it is possible that the IRS could take a contrary position regarding tax qualification, which could result in the immediate taxation of amounts held in the Contract and the imposition of penalty taxes. YOU SHOULD CONSULT YOUR TAX ADVISOR IF YOU ARE CONSIDERING ADDING AN ENHANCED DEATH BENEFIT OR EARNINGS MULTIPLIER BENEFIT TO YOUR CONTRACT IF IT IS AN IRA.

         DISTRIBUTIONS - IRAS. All distributions from a traditional IRA are taxed as received unless either one of the following is true:

          o The distribution is rolled over to a plan eligible to receive rollovers or to another traditional IRA in accordance with the Tax Code; or

          o You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to Roth IRA contracts except with regard to death benefits. These rules may dictate one or more of the following:

          o    Start date for distributions;

          o The time period in which all amounts in your account(s) must be distributed; or o Distribution amounts.

Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70 1/2. We must pay out distributions from the contract over one of the following tiMe periods:

          o Over your life or the joint lives of you and your designated beneficiary; or

          o Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

The amount of each periodic distribution must be calculated in accordance with IRS regulations. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

The following applies to the distribution of death proceeds under 408(b) and 408A (Roth IRA - See below) plans. Different distribution requirements apply if your death occurs:

          o After you begin receiving minimum distributions under the contract; or

          o    Before you begin receiving such distributions.

If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2002, your entire balance must be distributed to the designated beneficiary by December 31, 2007. However, if the distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time-frames:

          o    Over the life of the designated beneficiary; or

          o Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

          o December 31 of the calendar year following the calendar year of your death; or

          o December 31 of the calendar year in which you would have attained age 70 1/2.

In lieu of taking a distribution under these rules, a spousal beneficiary may elect to treat the account as his or her own IRA. In such case, the surviving spouse will be able to make contributions to the account, make rollovers from the account, and defer taking a distribution until his or her age 70 1/2. The surviving spouse is deemed to have made such An election if the surviving spouse makes a rollover to or from the account, makes additional contributions to the account, or fails to take a distribution within the required time period.

     ROTH IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to limits on the amount of the contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. A 10% penalty may apply to amounts attributable to a conversion from an IRA to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

         DISTRIBUTIONS -- ROTH IRAS. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

          o Made after the five-taxable year period beginning with the first taxable year for which a contribution was made; and

          o Made after you attain age 59 1/2, die, become disabled as defined in the Tax Code, or for a qualifiEd first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

     TAX SHELTERED ANNUITIES. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988;
(2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions, but not earninGs on such distributions, may also be distributed upon hardship, but would generally be subject to penalties.

     TSAS -- DISTRIBUTIONS. All distributions from Section 403(b) plans are taxed as received unless either of the following are true:

         o The distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code; or

         o You made after-tax contributions to the plan. In this case, the amount will be taxed according to rules detailed in the Tax Code.

     Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70 1/2 or retire, whichever occurs later, unless:

         o You are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70 1/2;or

         o You had amounts under the contract as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

TAX CONSEQUENCES OF ENHANCED DEATH BENEFIT

THE CONTRACT INCLUDES AN ENHANCED DEATH BENEFIT THAT IN SOME CASES MAY EXCEED THE GREATER OF THE PREMIUM PAYMENTS OR THE CONTRACT VALUE. THE IRS HAS NOT RULED WHETHER AN ENHANCED DEATH BENEFIT COULD BE CHARACTERIZED AS AN INCIDENTAL BENEFIT, THE AMOUNT OF WHICH IS LIMITED IN ANY CODE SECTION 401(A) PENSION OR PROFIT-SHARING PLAN OR CODE SECTION 403(B) TAX-SHELTERED ANNUITY. EMPLOYERS USING THE CONTRACT MAY WANT TO CONSULT THEIR TAX ADVISER REGARDING SUCH LIMITATION. FURTHER, THE INTERNAL REVENUE SERVICE HAS NOT ADDRESSED IN A RULING OF GENERAL APPLICABILITY WHETHER A DEATH BENEFIT PROVISION SUCH AS THE ENHANCED DEATH BENEFIT PROVISION IN THE CONTRACT COMPORTS WITH IRA OR ROTH IRA QUALIFICATION REQUIREMENTS. A TAX ADVISOR SHOULD BE CONSULTED.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

--------------------------------------------------------------------------------
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


TABLE OF CONTENTS

             ITEM

             Introduction
             Description of Golden American Life Insurance Company Safekeeping of Assets
             The Administrator
             Independent Auditors
             Distribution of Contracts
             Performance Information
             IRA Partial Withdrawal Option
             Other Information
             Financial Statements of Golden American Life Insurance Company Financial Statements of Separate Account B


PLEASE TEAR OFF, COMPLETE AND RETURN THE FORM BELOW TO ORDER A FREE STATEMENT OF ADDITIONAL INFORMATION FOR THE CONTRACTS OFFERED UNDER THE PROSPECTUS. ADDRESS THE FORM TO OUR CUSTOMER SERVICE CENTER; THE ADDRESS IS SHOWN ON THE PROSPECTUS COVER.

-  -  -  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B.

Please Print or Type:

                           --------------------------------------------------
                           NAME

                           --------------------------------------------------
                           SOCIAL SECURITY NUMBER

                           --------------------------------------------------
                           STREET ADDRESS

                           --------------------------------------------------
                           CITY, STATE, ZIP

ING Focus                                                           10/01/2002
-  -  -  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

--------------------------------------------------------------------------------
                                   APPENDIX A
--------------------------------------------------------------------------------


                            THE INVESTMENT PORTFOLIOS

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this Appendix. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO ANY INVESTMENT PORTFOLIO, AND YOU MAY LOSE YOUR PRINCIPAL.

PLEASE KEEP IN MIND THE INVESTMENT RESULTS OF THE INVESTMENT PORTFOLIOS ARE LIKELY TO DIFFER SIGNIFICANTLY AND THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS RESPECTIVE INVESTMENT OBJECTIVE. SHARES OF THE PORTFOLIOS WILL RISE AND FALL IN VALUE AND YOU COULD LOSE MONEY BY INVESTING IN THE PORTFOLIOS. SHARES OF THE PORTFOLIOS ARE NOT BANK DEPOSITS AND ARE NOT GUARANTEED, ENDORSED OR INSURED BY ANY FINANCIAL INSTITUTION, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. EXCEPT AS NOTED, ALL FUNDS ARE DIVERSIFIED, AS DEFINED UNDER THE INVESTMENT COMPANY ACT OF 1940.

CERTAIN FUNDS OFFERED UNDER THE CONTRACTS HAVE INVESTMENT OBJECTIVES AND POLICIES SIMILAR TO OTHER FUNDS MANAGED BY THE FUND'S INVESTMENT ADVISER. THE INVESTMENT RESULTS OF A FUND MAY BE HIGHER OR LOWER THAN THOSE OF OTHER FUNDS MANAGED BY THE SAME ADVISER. THERE IS NO ASSURANCE AND NO REPRESENTATION IS MADE THAT THE INVESTMENT RESULTS OF ANY FUND WILL BE COMPARABLE TO THOSE OF ANOTHER FUND MANAGED BY THE SAME INVESTMENT ADVISER.


                            LIST OF FUND NAME CHANGES

  ------------------------------------------------------------- ------------------------------------------------------------
                       CURRENT FUND NAME                                             FORMER FUND NAME
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP GET Fund                                               Aetna GET Fund
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Growth Portfolio (Class S Shares)                      Aetna Growth VP (Class S Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Index Plus Large Cap Portfolio (Class S Shares)        Aetna Index Plus Large Cap VP (Class S Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Index Plus Mid Cap Portfolio (Class S  Shares)         Aetna Index Plus Mid Cap VP (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Index Plus Small Cap Portfolio (Class S  Shares)       Aetna Index Plus Small Cap VP (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP International Equity Portfolio (Class S  Shares)       Aetna International VP (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Small Company Portfolio (Class S  Shares)              Aetna Small Company VP (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Value Opportunity Portfolio (Class S  Shares)          Aetna Value Opportunity VP (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Growth Opportunities Portfolio (Class S  Shares)       Pilgrim VP Growth Opportunities Portfolio (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP International Value Portfolio (Class S  Shares)        Pilgrim VP International Value Portfolio (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP MidCap Opportunities Portfolio (Class S  Shares)       Pilgrim VP MidCap Opportunities Portfolio (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP SmallCap Opportunities Portfolio (Class S Shares)      Pilgrim VP SmallCap Opportunities Portfolio (Class S
                                                                Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Alger Aggressive Growth Portfolio (Service Class)         PPI Alger Aggressive Growth Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Alger Growth Portfolio (Service Class)                    PPI Alger Growth Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Goldman Sachs(R)Capital Growth Portfolio (Service          PPI Goldman Sachs(R)Capital Growth Portfolio (Service Class)
  Class)(2)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING MFS Capital Opportunities Portfolio (Service Class)       PPI MFS Capital Opportunities Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING MFS Research Portfolio (Service Class)                    PPI MFS Research Growth Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING OpCap Balanced Value Portfolio (Service Class)            PPI OpCap Balanced Value Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Salomon Brothers Capital Portfolio (Service Class)        PPI Salomon Brothers Capital Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Salomon Brothers Investors Value Portfolio (Service       PPI Salomon Brothers Investors Value Portfolio (Service
  Class)                                                        Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Scudder International Growth Portfolio (Service Class)    PPI Scudder International Growth Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING T. Rowe Price Growth Equity Portfolio (Service Class)     PPI T. Rowe Price Growth Equity Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING UBS Tactical Asset Allocation Portfolio (Service Class)   PPI Brinson Tactical Asset Allocation Portfolio (Service
                                                                Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  AIM V.I. Core Equity Fund (Series I Shares)                   AIM V.I. Growth and Income Fund (Series I Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  AIM V.I. Premier Equity Fund (Series I Shares)                AIM V.I. Value Fund (Series I Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  Franklin Small Cap Value Securities Fund (Class 2 Shares)     Franklin Value Securities Fund (Class 2 Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  Jennison Portfolio (Class II Shares)                          Prudential Jennison Portfolio (Class II Shares)
  ------------------------------------------------------------- ------------------------------------------------------------



INVESTMENT PORTFOLIO                 DESCRIPTION

THE GCG TRUST

Core Bond Series                  INVESTMENT OBJECTIVE

                                  Maximum total return, consistent with
                                  preservation of capital and prudent investment management.

                                  PRINCIPAL STRATEGIES

                                  Under normal circumstances, invests at least
                                  80% of its net assets (plus borrowings for investment purposes) in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of the Portfolio normally varies within a three- to six-year time frame based on the Portfolio Manager's forecast for interest rates.

                                  Invests primarily in investment-grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P or, if unrated, determined by the Portfolio Manager to be of comparable quality. May invest up to 20% of its assets in securities denominated in foreign currencies, and beyond this limit in U.S. dollar-denominated securities of foreign issuers, including Yankees and Euros. The Portfolio may also use foreign currency options and foreign currency forward contracts to increase exposure to foreign currency fluctuations. Normally hedges at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates.

                                  The Portfolio may engage in derivative
                                  transactions on securities in which it is permitted to invest, on securities indexes, interest rates and foreign currencies; may lend its portfolio securities to brokers, dealers and other financial institutions to earn income; and may seek without limitation to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

                                  PRINCIPAL RISKS

                                  Principal risks include Manager Risk, Market and Company Risk, Interest Rate Risk, Issuer Risk, Credit Risk, Foreign Investment Risk, Currency Risk, Derivative Risk, Liquidity Risk, Mortgage Risk, and Leveraging Risk.

                                   MANAGER RISK refers to the risk that a
                                   portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. ISSUER RISK refers to the risk that the value of a security may decline for a number of reasons which are directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods and services. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. CURRENCY RISK refers to the risk that changes in currency exchange rates may affect foreign securities held by the portfolio and may reduce the returns of the portfolio. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid. LIQUIDITY RISK refers to the risk that investments in illiquid securities may reduce the portfolio's returns because it may be unable to sell the illiquid securities at an advantageous time or price. MORTGAGE RISK refers to the risk that rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. In addition, mortgage-related securities are subject to prepayment risk, which may require a portfolio to reinvest that money at lower prevailing interest rates, thus reducing the portfolio's returns. LEVERAGING RISK refers to the risk that that the use of leverage may cause a portfolio to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements.

                                  INVESTMENT MANAGER:  Directed Services, Inc.

                                  PORTFOLIO MANAGER:  Pacific Investment
                                  Management Company LLC

Liquid Asset Series               INVESTMENT OBJECTIVE

                                  High level of current income consistent with the preservation of capital and liquidity

                                  PRINCIPAL STRATEGIES

                                  The Portfolio Manager strives to maintain a stable $1 per share net asset value and its investment strategy focuses on safety of principal, liquidity and yield, in order of importance, to achieve this goal.

                                  At least 95% of the Portfolio's investments must be rated in the highest short-term ratings category (or determined to be of comparable quality by the Portfolio Manager) and the Portfolio Manager must make an independent determination that each investment represents minimal credit risk to the Portfolio. The average maturity of the Portfolio's securities may not exceed 90 days and the maturity of any individual security may not exceed 397 days. At the time of purchase, no more than 5% of total assets may be invested in the securities of a single issuer. In addition, no more than 10% of total assets may be subject to demand features or guarantees from a single institution. The 10% demand feature and guarantee restriction is applicable to 75% of total assets subject to certain exceptions. The Portfolio may invest in U.S. dollar-denominated money market instruments.

                                  PRINCIPAL RISKS

                                  Principal risks include Manager Risk, Income
                                   Risk, Interest Rate Risk, and Credit Risk.
                                   MANAGER RISK refers to the risk that a
                                   portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due.

                                  AN INVESTMENT IN THE LIQUID ASSET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO, AND THE PORTFOLIO MANAGER CANNOT ASSURE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE.

                                  INVESTMENT MANAGER: Directed Services, Inc.

                                  PORTFOLIO MANAGER: ING Investment Management
                                                     LLC

Total Return Series               INVESTMENT OBJECTIVE

                                  Above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. A secondary objective is the reasonable opportunity for growth of capital and income.

                                  PRINCIPAL STRATEGIES

                                  The Portfolio is a "balanced fund" that
                                  invests in a combination of equity and fixed income securities. Under normal market conditions, the Portfolio invests at least 40%, but not more than 75%, of its assets in common stocks and related securities (referred to as equity securities), such as preferred stock, bonds, warrants or rights convertible into stock, and depositary receipts for those securities; and at least 25%, but not more than 60%, of its net assets in non-convertible fixed income securities. The Portfolio may vary the percentage of its assets invested in any one type of security (within the limits described above) based on the Portfolio Manager's interpretation of economic and money market conditions, fiscal and monetary policy and underlying security values. Portfolio Manager uses fundamental analysis to select equity securities believed to be undervalued.

                                  The Portfolio may invest up to 20% of its assets in foreign securities, including securities of companies in emerging or developing markets, up to 20% of its assets in lower rated nonconvertible fixed income securities and comparable unrated securities; and may invest with no limitation in mortgage pass-through securities and American Depositary Receipts. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance.

                                  PRINCIPAL RISKS

                                  Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Call Risk, Allocation Risk, Convertible Securities Risk, Undervalued Securities Risk, High Yield Bond Risk, Foreign Investment Risk, Maturity Risk and Liquidity Risk.

                                   MANAGER RISK refers to the risk that a
                                   portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME Risk relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay, its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income. ALLOCATION RISK refers to the risk that a portfolio could miss attractive investment opportunities by underweighting markets where there are significant returns, and could lose value by overweighting markets where there are significant declines. CONVERTIBLE SECURITIES RISK refers to the risk that the market value of convertible securities tends to decline as interest rates increase and increase as interest rates decline, and their value also tends to change whenever the market value of the underlying common or preferred stock fluctuates. UNDERVALUED SECURITIES RISK refers to the risk that the market value of an undervalued security may not rise, or may fall, if certain anticipated events do not occur or if investor perceptions about the security do not improve. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but also typically have greater potential volatility and principal and income risk. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. MATURITY RISK refers to the risk that the average maturity of a portfolio's fixed income investments will affect the volatility of the portfolio's share price. LIQUIDITY RISK refers to the risk that investments in illiquid securities may reduce the portfolio's returns because it may be unable to sell the illiquid securities at an advantageous time or price.

                                  INVESTMENT MANAGER:  Directed Services, Inc.

                                  PORTFOLIO MANAGER: Massachusetts Financial
                                  Services Company

AIM VARIABLE INSURANCE FUNDS

AIM V.I. Capital Appreciation     INVESTMENT OBJECTIVE
Fund                              Seeks growth of capital.

(Series II Shares)                PRINCIPAL STRATEGIES

                                  Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. Portfolio managers consider whether to sell a particular security when any of those factors materially changes. May also invest up to 25% of total assets in foreign securities. In anticipation of or in response to adverse market conditions, for cash management purposes, or for defensive purposes, may temporarily hold all or a portion of its assets in cash or liquid assets.

                                  PRINCIPAL RISKS

                                  Prices of equity securities change in response to many factors including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. This is especially true with respect to common stocks of smaller companies, whose prices may go up and down more than common stocks of larger, more-established companies. Also, since common stocks of smaller companies may not be traded as often as common stocks of larger, more-established companies, it may be difficult or impossible for the fund to sell securities at a desirable price. Prices of foreign securities may be further affected by other factors, including currency exchange rates, political and economic conditions, regulations, and markets. These factors may affect the prices of securities issued by foreign companies located in developing countries more than those in countries with mature economies. Transaction costs are often higher in developing countries and there may be delays in settlement procedures. To the extent the fund holds cash or liquid assets rather than equity securities, the fund may not achieve its investment objective.

                                  INVESTMENT ADVISER: A I M Advisors, Inc.

AIM V.I. Core Equity Fund         INVESTMENT OBJECTIVE
(formerly AIM V.I. Growth and     Seeks growth of capital with a secondary
Income Fund)                      objective of current income.

                                  PRINCIPAL STRATEGIES
(Series II Shares)
                                  Seeks to meet its objectives by investing, normally, at least 80% of net assets in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings and dividends, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings and dividends. In complying with this 80% requirement, investments may include synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund's direct investments, and may include warrants, futures, options, exchange-traded funds and ADRs. May also invest up to 25% of total assets in foreign securities. For risk management purposes, may hold a portion of its assets in cash or the following liquid assets: money market instruments, shares of affiliated money market funds, or high-quality debt instruments.

                                  PRINCIPAL RISKS

                                  Prices of equity securities change in response to many factors including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. Values of the convertible securities in which the fund may invest also will be affected by market interest rates, the risk that the issuer may default on interest or principal payments and the value of the underlying common stock into which these securities may be converted. Specifically, since these types of convertible securities pay fixed interest and dividends, their values may fall if market interest rates rise and rise if market interest rates fall. Additionally, an issuer may have the right to buy back certain of the convertible securities at a time and at a price that is unfavorable to the fund. Prices of foreign securities may be further affected by other factors, including currency exchange rates, political and economic conditions, regulations, and markets. These factors may affect the prices of securities issued by foreign companies located in developing countries more than those in countries with mature economies. Transaction costs are often higher in developing countries and there may be delays in settlement procedures.

                                  INVESTMENT ADVISER:  A I M Advisors, Inc.

AIM V.I. Premier Equity Fund      INVESTMENT OBJECTIVE
(formerly AIM V.I. Value Fund)    Seeks to achieve long-term growth of capital
                                  with a secondary objective of income.

(Series II Shares)                PRINCIPAL STRATEGIES

                                  Seeks to meet its objectives by investing, normally, at least 80% of net assets in equity securities, including convertible securities. In complying with the 80% requirement, investments may include synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the fund's direct investments, and may include warrants, futures, options, exchange-traded funds and ADRs. Also may invest in preferred stocks and debt instruments that have prospects for growth of capital. Also may invest up to 25% of total assets in foreign securities. Portfolio managers focus on undervalued equity securities of out-of-favor cyclical growth companies; (2) established growth companies that are undervalued compared to historical relative valuation parameters;
                                  (3) companies where there is early but
                                  tangible evidence of improving prospects that are not yet reflected in the price of the company's equity securities; and (4) companies whose equity securities are selling at prices that do not reflect the current market value of their assets and where there is reason to expect realization of this potential in the form of increased equity values. Portfolio managers consider whether to sell a particular security when they believe the company no longer fits into any of the above categories.

                                  PRINCIPAL RISKS

                                  Prices of equity securities change in response to many factors including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. Prices of foreign securities may be further affected by other factors, including currency exchange rates, political and economic conditions, regulations, and markets. These factors may affect the prices of securities issued by foreign companies located in developing countries more than those in countries with mature economies. Transaction costs are often higher in developing countries and there may be delays in settlement procedures. If the seller of a repurchase agreement in which the fund invests defaults on its obligation or declares bankruptcy, the fund may experience delays in selling the securities underlying the repurchase agreement. As a result, the fund may incur losses arising from decline in the value of those securities, reduced levels of income and expenses of enforcing its rights.

                                  INVESTMENT ADVISER:  A I M Advisors, Inc.

FIDELITY (R)VARIABLE INSURANCE FUNDS

Fidelity VIP Contrafund(R)        INVESTMENT OBJECTIVE
Portfolio                         Seeks long-term capital appreciation.

(Service Class 2)                 PRINCIPAL STRATEGIES

                                  Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public. May invest in securities of both domestic and foreign issuers. Invests in either "growth" stocks or "value" stocks or both. Uses fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

                                  PRINCIPAL RISKS

                                  Subject to the following principal investment risks: stock market volatility, foreign exposure, and issuer-specific changes. Stock market volatility refers to the risk that stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Different parts of the market can react differently to these developments. Foreign exposure refers to the risk that foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently from the U.S. market. Issuer-specific changes refer to the risk that the value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.

                                  INVESTMENT ADVISER: Fidelity Management &
                                  Research Company

                                  SUBADVISERS:  Fidelity  Management &
                                  Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.

Fidelity VIP Equity-Income        INVESTMENT OBJECTIVE
Portfolio                         Seeks reasonable income. Also considers the
(Service Class 2)                 potential for capital appreciation.  Seeks to
                                  achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index.

                                  PRINCIPAL STRATEGIES

                                  Normally invests at least 80% of total assets in income-producing equity securities, which tends to lead to investments in large cap "value" stocks. May also invest in other types of equity securities and debt securities, including lower-quality debt securities. May invest in securities of both domestic and foreign issuers. Uses fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

                                  PRINCIPAL RISKS

                                  Subject to the following principal investment risks: stock market volatility, interest rate changes, foreign exposure, issuer-specific changes, and "value" investing. Stock market volatility refers to the risk that stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Different parts of the market can react differently to these developments. Interest rate changes refers to the risk that interest rate increases can cause the price of a debt security to decrease. Foreign exposure refers to the risk that foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently from the U.S. market. Issuer-specific changes refers to the risk that the value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. Lower-quality debt securities (those of less than investment-grade quality) can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market or economic developments. "Value" investing refers to the risk that "value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.

                                  INVESTMENT ADVISER: FIDELITY MANAGEMENT &
                                  RESEARCH COMPANY

                                  SUBADVISER: FMR Co., Inc.

Fidelity VIP Growth               INVESTMENT OBJECTIVE
Opportunities Portfolio           Seeks to provide capital growth.

(Service Class 2)                 PRINCIPAL STRATEGIES

                                  Normally invests primarily in common stocks, investing in both domestic and foreign issuers. Invests in either "growth" stocks or "value" stocks or both. The Portfolio's investment adviser uses fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

                                  PRINCIPAL RISKS

                                  Sbject to the following principal investment risks: stock market volatility, foreign exposure, and issuer-specific changes. Stock market volatility refers to the risk that stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Different parts of the market can react differently to these developments. Foreign exposure refers to the risk that foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently from the U.S. market. Issuer-specific changes refer to the risk that the value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.

                                  INVESTMENT ADVISER: Fidelity Management &
                                  Research Company

                                  SUBADVISERS:  Fidelity  Management & Research
                                  (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.


Fidelity VIP Overseas Portfolio   INVESTMENT OBJECTIVE
                                  Seeks long-term growth of capital.

(Service Class 2)
                                  PRINCIPAL STRATEGIES

                                  Normally invests at least 80% of total assets in foreign securities, primarily in common stocks. Investments are allocated across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole. Uses fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

                                  PRINCIPAL RISKS

                                  Subject to the following principal investment risks: stock market volatility, foreign exposure, and issuer-specific changes. Stock market volatility refers to the risk that stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Different parts of the market can react differently to these developments. Foreign exposure refers to the risk that foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently from the U.S. market. Issuer-specific changes refers to the risk that the value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.

                                  INVESTMENT ADVISER: Fidelity Management &
                                  Research Company

                                  SUBADVISERS:  Fidelity  Management & Research
                                  (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Small Cap Value          INVESTMENT OBJECTIVE
Securities Fund (formerly         A nondiversified fund that seeks long-term
Franklin Value Securities Fund)   total return. Income, while not a goal, is a
                                  secondary consideration.

(Class 2 Shares)                  PRINCIPAL STRATEGIES

                                  The fund will normally invest at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. The fund will invest in equity securities of companies that the fund's manager believes are selling substantially below the underlying value of their assets or their private market value (what a sophisticated investor would pay for the entire company).

                                  PRINCIPAL RISKS

                                  While stocks have historically outperformed other asset classes over the long term, their value tends to go up and down more dramatically over the short term. The manager may invest in value securities if it believes the market may have overreacted to adverse developments or failed to appreciate positive changes. However, value securities may not increase in value as anticipated by the manager and may even decline further. Historically, smaller company securities have been more volatile in price and have fluctuated independently from larger company securities, especially over the short term. By having significant investments in particular sectors from time to time, the fund carries greater risk of adverse developments than a fund that always invests in a wide variety of sectors. Because the fund is nondiversified, it may invest a greater portion of its assets in one issuer and have a smaller number of issuers than a diversified fund. Therefore, the fund may be more sensitive to economic, business, political or other changes affecting similar issuers or securities.

                                  INVESTMENT ADVISER: Franklin Advisory
                                  Services, LLC

ING GET FUND

ING GET Fund                      INVESTMENT OBJECTIVE

                                  The Series seeks to achieve maximum total return without compromising a minimum targeted return (Targeted Return) by participating in favorable equity market performance during the Guarantee Period.

                                  PRINCIPAL STRATEGIES

                                  The Series allocates its assets among the following asset classes:

                                       o  During the Offering Period, the
                                          Series' assets will be invested in
                                          short-term instruments.

                                       o    During the Guarantee Period, the
                                            Series' assets will be allocated
                                            between the:

                                            o   EQUITY COMPONENT
                                                - consisting of common
                                                stocks included in the
                                                Standard and Poor's 500
                                                Index (S&P 500) and futures
                                                contracts  on the S&P 500;
                                                and the

                                            o   FIXED COMPONENT -
                                                consisting primarily of
                                                short- to
                                                intermediate-duration U.S.
                                                Government securities.

                                  The minimum TARGETED RETURN is 1.5% per year over the Guarantee Period. The minimum Targeted Return is set by the Fund's Board of Trustees (Board) and takes into consideration the Series' total annual expenses as well as insurance company separate account expenses assessed to contract holders and participants acquiring interests in the Fund through separate accounts. There is no assurance that the Fund will achieve the Targeted Return. THE GUARANTEE PROMISES INVESTORS ONLY A RETURN OF THE AMOUNT INVESTED IN THE SERIES THROUGH THE SEPARATE ACCOUNT (LESS CERTAIN CHARGES). THE GUARANTEE DOES NOT PROMISE THAT INVESTORS WILL EARN THE TARGETED RETURN.

                                  PRINCIPAL RISKS

                                  The principal risks of investing in the Series are those generally attributable to stock and bond investing. The success of the Series' strategy depends on Aeltus' skill in allocating assets between the Equity Component and the Fixed Component and in selecting investments within each Component. Because the Series invests in both stocks and bonds, the Series may underperform stock funds when stocks are in favor and underperform bond funds when bonds are in favor.

                                  The risks associated with investing in STOCKS include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The performance of the Equity Component also depends significantly on Aeltus' skill in determining which securities to overweight, underweight or avoid altogether.

                                  The principal risk associated with investing in BONDS is that interest rates may rise, which generally causes bond prices to fall. The market prices of STRIPS generally are more volatile than the market prices of other fixed income securities with similar maturities that pay interest periodically. With corporate bonds, there is a risk that the issuer will default on the payment of principal or interest.

                                  The asset allocation process results in
                                  additional transaction costs such as brokerage commissions. This process can have an adverse effect on the performance of the Series during periods of increased equity market volatility.

                                  If at the inception of, or any time during, the Guarantee Period interest rates are low, the Series' assets may be largely invested in the Fixed Component in order to increase the likelihood of achieving the Targeted Return at the Maturity Date. The effect of low interest rates on the Series would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Series' assets may become largely invested in the Fixed Component in order to increase the likelihood of achieving the Targeted Return at the Maturity Date. In fact, if the value of the Equity Component were to decline by 30% in a single day, a complete reallocation to the Fixed Component would likely occur to ensure that the Targeted Return would be achieved at the end of the Guarantee Period. USE OF THE FIXED COMPONENT REDUCES THE SERIES' ABILITY TO PARTICIPATE AS FULLY IN UPWARD EQUITY MARKET MOVEMENTS, AND THEREFORE REPRESENTS SOME LOSS OF OPPORTUNITY, OR OPPORTUNITY COST, COMPARED TO A PORTFOLIO THAT IS FULLY INVESTED IN EQUITIES.

                                  Because the Series is new, it does not have return information an investor might find useful in evaluating the risks of investing in the Fund.

                                  INVESTMENT ADVISER: ING Investment, LLC

                                  SUBADVISOR: Aeltus Investment Management, Inc.

ING PARTNERS, INC.

ING Alger Aggressive Growth       INVESTMENT OBJECTIVE
Portfolio (formerly Portfolio     Seeks long-term capital appreciation.
Partners, Inc. - PPI Alger
Aggressive Growth Portfolio)      PRINCIPAL STRATEGIES

                                  Invests  primarily (at least 65% of total
(Service Class)                   assets) in the equity  securities of companies
                                  having a market capitalization within
                                  the range of companies in the S&P MidCap 400
                                  Index. The Portfolio's subadviser focuses on midsize companies with promising growth potential. Investments may include securities listed on a securities exchange or traded in the over the counter markets.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    GROWTH STOCK RISK: Securities of growth
                                    companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

                                    MID CAP GROWTH RISK: Securities of
                                    medium-sized companies may be more volatile than larger, more established companies owing to such factors as inexperienced management and limited financial resources.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Fred Alger Management, Inc.(Alger)

ING Alger Growth Portfolio        INVESTMENT OBJECTIVE
(formerly Portfolio Partners,     Seeks long-term capital appreciation.
Inc. - PPI Alger Growth
Portfolio)                        PRINCIPAL STRATEGIES

                                  Invests primarily (at least 65% of total
                                  assets)  in the  equity  securities  of large
(Service Class)                   companies having a market
                                  capitalization of $10 billion or greater. The
                                  Portfolio's subadviser focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Investments may include securities listed on a securities exchange or traded in the over the counter markets.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities, and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    GROWTH STOCK RISK: Securities of growth
                                    companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER:  Fred Alger Management, Inc.
                                               (Alger)


ING American Century Small Cap    INVESTMENT OBJECTIVE
Value Portfolio                   Seeks long-term growth of capital; income is
                                  a secondary objective.

(Service Class)                   PRINCIPAL STRATEGIES

                                  Seeks to achieve its investment objective by investing primarily (at least 80% of net assets under normal circumstances) in equity securities of smaller companies. The Portfolio's subadviser considers smaller companies to include those with a market capitalization no bigger than that of the largest company in the S&P Small Cap 600 Index or the Russell 2000 Index. The subadviser looks for companies whose stock price is less than they believe the company is worth and attempts to purchase the stocks of these undervalued companies and hold them until their stock price has increased to, or is higher than, a level that is believed to more accurately reflect the fair value of the company.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    SMALL CAPITALIZATION COMPANY RISK:
                                    Investment in small capitalization companies involves a substantial risk of loss. Small cap companies and the market for their equity securities are more likely to be more sensitive to changes in earnings results and investor expectations. These companies are also likely to have more limited product lines, capital resources, management depth and their securities trade less frequently and in more limited volumes than securities of larger companies.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of a Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: American Century Investment
                                  Management, Inc. (American Century)

ING Baron Small Cap Growth        INVESTMENT OBJECTIVE
Portfolio                         Seeks capital appreciation.

(Service Class)                   PRINCIPAL STRATEGIES

                                  Invests primarily in common stocks of smaller companies selected for capital appreciation potential. Invests primarily (at least 80% of net assets under normal circumstances) in small sized companies with market values under $1.5 billion measured at the time of purchase. The Portfolio's subadviser will not sell positions just because their market values have increased. BAMCO will add to positions in a company even though its market capitalization has increased through appreciation within the limits stated, if, in BAMCO's judgment, the company is still an attractive investment. Also may invest in other equity-type securities such as convertible bonds and debentures, preferred stocks, warrants and convertible preferred stocks. Investment income is not a consideration in securities selection.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    SMALL CAPITALIZATION COMPANY RISK:
                                    Investment in small capitalization companies involves a substantial risk of loss. Small cap companies and the market for their equity securities are more likely to be more sensitive to changes in earnings results and investor expectations. These companies are also likely to have more limited product lines, capital resources, management depth and their securities trade less frequently and in more limited volumes than securities of larger companies.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                    GROWTH STOCK RISK: Securities of growth
                                    companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

                                    Large Positions Risk: The Portfolio may
                                    establish significant positions in companies in which the subadviser has the greatest conviction. If the stock price of one or more of the companies should decrease, it would have a big impact on the Portfolio's net asset value. The Portfolio's returns may be more volatile than those of a less concentrated portfolio.

                                  INVESTMENT ADVISER: ING Life Insurance and
                                  Annuity Company (formerly Aetna Life
                                  INSURANCE AND ANNUITY COMPANY)

                                  SUBADVISER: BAMCO, Inc. (BAMCO)

ING Goldman Sachs(R)Capital       INVESTMENT OBJECTIVE
Growth Portfolio (formerly        Seeks long-term growth of capital.
Portfolio Partners, Inc. - PPI
Goldman Sachs(R) Capital Growth   PRINCIPAL STRATEGIES
Portfolio)                        Invests, under normal circumstances, at least
                                  90% of total assets in equity investments.
                                  Seeks to achieve its  investment  objective by
                                  investing  in a  diversified  portfolio of
(Service Class)                   equity securities that are considered
                                  by the Portfolio's subadviser to have
                                  long-term capital appreciation potential.
                                  Although the Portfolio invests primarily in publicly traded U.S. securities, it may invest up to 10% of total assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    GROWTH STOCK RISK: Securities of growth
                                    companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

                                    MANAGEMENT RISK: The risk that a strategy used by the Portfolio's subadviser may fail to produce intended results.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    EMERGING MARKETS RISK: Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investments in foreign securities, and also have additional risks.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Goldman Sachs Asset Management
                                  (Goldman)

ING JP Morgan Mid Cap Value       INVESTMENT OBJECTIVE
Portfolio                         A nondiversified Portfolio that seeks growth
                                  from capital appreciation.

(Service Class)                   PRINCIPAL STRATEGIES

                                  Invests primarily (at least 80% of net assets under normal circumstances) in a broad portfolio of common stocks of companies with market capitalizations of $1 billion to $20 billion at the time of purchase that the Portfolio's subadviser believes to be undervalued. Under normal market conditions, will only purchase securities that are traded on registered exchanges or the over-the-counter market in the United States. May invest in other equity securities, which include preferred stocks, convertible securities and foreign securities, which may take the form of despositary receipts. May use derivatives to hedge various market risks or to increase the Portfolio's income.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    FOREIGN MARKETS RISK: Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. The Portfolio limits foreign investments to securities denominated in U.S. dollars, and is generally not subject to the risk of changes in currency valuations.

                                    MANAGEMENT RISK: The risk that a strategy used by the Portfolio's subadviser may fail to produce intended results.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    SMALL AND MID-CAPITALIZATION COMPANY RISK:
                                    Investment in small and mid-capitalization companies involves a substantial risk of loss. Small and mid cap companies and the market for their equity securities are more likely to be more sensitive to changes in earnings results and investor expectations. These companies are also likely to have more limited product lines, capital resources and management depth than larger companies.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    DEPOSITARY RECEIPT RISK: Unsponsored
                                    depositary receipts may not provide as much information about the underlying issuer and may not carry the same voting privileges as sponsored depositary receipts. Unsponsored depositary receipts are issued by one or more depositaries in response to market demand, but without a formal agreement with the company that issues the underlying securities.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Robert Fleming Inc., a subsidiary of J.P. Morgan Chase & Co.

ING MFS Capital Opportunities     INVESTMENT OBJECTIVE
Portfolio (Service Class)         Seeks capital appreciation.

                                  PRINCIPAL STRATEGIES

                                  Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts. Focuses on companies that the Portfolio's subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flows. Investments may include securities listed on a securities exchange or traded in the over the counter markets. MFS selects securities based upon fundamental analysis (such as an analysis of earnings, cash flows, competitive position and management's abilities) performed by the Portfolio's manager and MFS' large group of equity research analysts. May invest in foreign securities (including emerging market securities) and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of a foreign currency at a future date. May engage in active and frequent trading to achieve its principal investment strategy.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    EMERGING MARKETS RISK: Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investment in foreign securities, and also have additional risks.

                                    DEPOSITARY RECEIPT RISK: Unsponsored
                                    depositary receipts may not provide as much information about the underlying issuer and may not carry the same voting privileges as sponsored depositary receipts. Unsponsored depositary receipts are issued by one or more depositaries in response to market demand, but without a formal agreement with the company that issues the underlying securities.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Massachusetts Financial Services
                                  Company (MFS)

ING MFS Global Growth Portfolio   INVESTMENT OBJECTIVE

(Initial Class)                   A nondiversified Portfolio that seeks capital
                                  appreciation.

                                  PRINCIPAL STRATEGIES

                                  Invests primarily (at least 65% of net assets under normal circumstances) in common stocks and related equity securities such as preferred stock, convertible securities and depositary receipts. Seeks to achieve its investment objective by investing in securities of companies worldwide growing at rates expected to be well above the growth rate of the overall U.S. economy. Invests in equity securities which are derived from companies in three distinct market sectors:
                                  (1) U.S. emerging growth companies, which are domestic companies that MFS, the Portfolio's subadviser, believes are either early in their life cycle but which have the potential to become major enterprises, or are major enterprises whose rates of earnings growth are expected to accelerate due to special factors;
                                  (2) foreign growth companies, which are
                                  foreign companies located in more developed securities markets that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings and cash flow; and, (3) emerging market securities, which are securities of issuers whose principal activities are located in emerging market countries. Under normal circumstances, invests in at least three different countries, one of which may be the United States. Investments may include securities listed on a securities exchange or traded in the over the counter markets. Also may engage in active and frequent trading to achieve its principal investment strategies.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    ASSET ALLOCATION RISK: May miss attractive investment opportunities by underweighting markets where there are significant returns. May lose value by overweighting markets where there are significant declines.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    EMERGING GROWTH RISK: The Portfolio's
                                    performance is particularly sensitive to changes in the value of emerging growth companies. Investments in emerging growth companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies.

                                    GEOGRAPHIC FOCUS RISK: If the Portfolio
                                    focuses its investments by investing a
                                    substantial amount of its assets in issuers located in a single country or a limited number of countries, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance.

                                    EMERGING MARKETS RISK: Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investment in foreign securities, and also have additional risks.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    ACTIVE OR FREQUENT TRADING RISK: Frequent trading increases transaction costs, which could detract from the Portfolio's performance.

                                    DEPOSITARY RECEIPT RISK: Unsponsored
                                    depositary receipts may not provide as much information about the underlying issuer and may not carry the same voting privileges as sponsored depositary receipts.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Massachusetts Financial Services
                                  Company (MFS)

ING MFS Research Portfolio        INVESTMENT OBJECTIVE
(formerly Portfolio Partners,     Seeks long-term growth of capital and future
Inc. (PPI) MFS Research Growth    income.
Portfolio                         PRINCIPAL STRATEGIES

(Service Class)                   Invests  primarily  (at  least  80%  of  total
                                  assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.
                                  Focuses on companies that the Portfolio's subadviser (MFS) believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flows, dominant or growing market share and superior management. May invest in companies of any size. Investments may also include securities traded on securities exchanges or in the over the counter markets. A committee of investment research analysts selects portfolio securities for the Portfolio. This committee includes investment analysts employed not only by MFS, but also by MFS' investment advisory affiliates. May invest in foreign securities (including emerging market securities) and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date. May engage in active and frequent trading to achieve its principal investment strategy.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    EMERGING MARKETS RISK: Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investment in foreign securities, and also have additional risks.

                                    DEPOSITARY RECEIPT RISK: Unsponsored
                                    depositary receipts may not provide as much information about the underlying issuer and may not carry the same voting privileges as sponsored depositary receipts. Unsponsored depositary receipts are issued by one or more depositaries in response to market demand, but without a formal agreement with the company that issues the underlying securities.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Massachusetts Financial Services
                                  Company (MFS)

ING OpCap Balanced Value          INVESTMENT OBJECTIVE
Portfolio (formerly Portfolio     Seeks capital growth, and secondarily,
Partners, Inc. - PPI OpCap        investment income.
Balanced Value Portfolio)
                                  PRINCIPAL STRATEGIES

(Service Class)                   Under  normal  market  conditions,  invests
                                  at  least  25% of  total  assets  in  equity
                                  securities,  including common stocks and
                                  preferred stocks and expects to have between
                                  50% to 70% of total assets  invested in
                                  equities.  Also invests at least 25% of total
                                  assets in fixed-income senior securities
                                  including bonds, debentures, notes,
                                  participation interests  in  loans,
                                  convertible  securities,   U.S.  Government
                                  securities  and  cash equivalents.   To  seek
                                  growth,  the  Portfolio  invests  mainly  in
                                  common  stocks  of established  U.S.
                                  issuers  that  the  sub-adviser   believes
                                  are undervalued in the marketplace in relation to company assets, earnings, growth potential and cash flows.
                                  The Portfolio also invests in other equity securities, such as preferred stock and securities convertible into common stock.
                                  The Portfolio also buys corporate and government bonds, notes, and other debt securities for investment income, which can include securities below investment grade.
                                  The sub-adviser allocates the Portfolio's investments among equity and debt securities after assessing the relative values of these different types of investments under prevailing market conditions.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    INDUSTRY FOCUS RISK: To the extent that the Portfolio is emphasizing investments in a particular industry, its shares may fluctuate in response to events affecting that industry. Stocks of issuers in a particular industry may be affected by changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    CREDIT RISK: The Portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities may be more likely to have difficulty making timely payments of interest or principal.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: OpCap Advisors LLC (OpCap)

ING PIMCO Total Return            INVESTMENT OBJECTIVE
Portfolio                         Seeks maximum total return, consistent with
                                  capital preservation and prudent investment management.
(Service Class)
                                  PRINCIPAL STRATEGIES

                                  Invests under normal circumstances at least
                                  65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a three- to six-year time frame based on the Portfolio's subadviser's forecast for interest rates. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. May invest up to 20% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates. May invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. May, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buybacks or dollar rolls).

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    CREDIT RISK: The Portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities may be more likely to have difficulty making timely payments of interest or principal.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                    MANAGEMENT RISK: The risk that a strategy used by the Portfolio's subadviser may fail to produce intended results.

                                    LIQUIDITY RISK: Investments in illiquid
                                    securities may reduce the returns of the Portfolio because it may be unable to sell the illiquid securities at an advantageous time or price. A Portfolio has the greatest exposure to liquidity risk due to its investments in foreign securities, derivatives, and securities with substantial market and credit risk.

                                    MORTGAGE RISK: Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, a Portfolio that holds mortgage-related securities may exhibit additional volatility. This is known as extension risk. In addition, mortgage-related securities are subject to prepayment risk. This can reduce the returns of a Portfolio because a Portfolio will have to reinvest that money at the lower prevailing interest rates.

                                    LEVERAGING RISK: The use of leverage may cause a Portfolio to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements. Leverage, including borrowing, may cause the Portfolio to be more volatile than if the Portfolio had not been leveraged. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Portfolio's securities.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Pacific Investment Management
                                  Company LLC (PIMCO)

ING Salomon Brothers Capital      INVESTMENT OBJECTIVE
Portfolio (formerly Portfolio     A nondiversified Portfolio that seeks capital
Partners, Inc. - PPI Salomon      appreciation.
Brothers Capital Portfolio)
                                  PRINCIPAL STRATEGIES

(Service Class)                   Invests  primarily  in  equity  securities  of
                                  U.S.   companies  ranging  in  size  from
                                  established large capitalization  companies
                                  (over $5 billion in market capitalization) to mid capitalization companies at the beginning of their life cycles. May invest in investment grade fixed-income securities and may invest up to 20% of net assets in non-convertible debt securities rated below investment grade or, if unrated, of equivalent quality as determined by the Portfolio's subadviser. May invest without limit in convertible debt securities emphasizing those convertible debt securities that offer the appreciation potential of common stocks. May also invest up to 20% of its assets in securities of foreign issuers.
                                  Additionally, may invest up to 10% of its assets in bank loans, including participation and assignments. SBAM emphasizes individual security selection while diversifying the
                                  Portfolio's  investments  across industries.
                                  SBAM seeks to identify those companies that offer the greatest potential for capital appreciation through careful fundamental analysis of each company and its financial characteristics.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the securit--SMALL CAPITALIZATION COMPANY RISK: Investment in small capitalization companies involves a substantial risk of loss. Small cap companies and the market for their equity securities are more likely to be more sensitive to changes in earnings results and investor expectations. These companies are also likely to have more limited product lines, capital resources, management depth and their securities trade less frequently and in more limited volumes than securities of larger companies.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    CREDIT RISK: The Portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities may be more likely to have difficulty making timely payments of interest or principal.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Salomon Brothers Asset Management Inc. (SBAM)

ING Salomon Brothers Investors    INVESTMENT OBJECTIVE
Value Portfolio (formerly         Seeks long-term growth of capital, and
Portfolio Partners, Inc. - PPI    secondarily, current income.
Salomon Brothers Investors
Value Portfolio)                  PRINCIPAL STRATEGIES

(Service Class)                   Invests  primarily in common stocks of
                                  established U.S. companies. May also invest in other equity securities. To a lesser degree, invests in income producing securities such as debt securities. May also invest up to 20% of its assets in securities of foreign issuers. SBAM, the Portfolio's subadviser, emphasizes individual security selection while diversifying the Portfolio's investments across industries, which may help to reduce risk. SBAM focuses on established large capitalization companies (over $5 billion in market capitalization), seeking to identify those companies with solid growth potential at reasonable values. SBAM employs fundamental analysis to analyze each company in detail, ranking its management, strategy and competitive market position.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    CREDIT RISK: The Portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities may be more likely to have difficulty making timely payments of interest or principal.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Salomon Brothers Asset Management Inc. (SBAM)

ING Scudder International         INVESTMENT OBJECTIVE
Growth Portfolio (formerly        Seeks long-term growth of capital.
Portfolio Partners, Inc. (PPI)
Scudder International Growth
Portfolio)                        PRINCIPAL STRATEGIES

(Service Class)                   Invests  primarily  (at least 65% of total
                                  assets) in the equity securities of foreign companies that the Portfolio's subadviser believes have high growth potential. Will normally invest in securities of at least three different countries other than the U.S.
                                  and will invest in securities in both
                                  developed and developing markets. Seeks to invest in those companies that Scudder believes are best able to capitalize on the growth and changes taking place within and between various regions of the world.
                                  Typically, these are companies with leading or rapidly-developing business franchises, strong financial positions, and high quality management capable of defining and implementing company strategies to take advantage of local, regional or global market changes. Also may invest in debt securities issued by both U.S. and foreign companies, including non-investment grade debt securities.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    EMERGING MARKETS RISK: Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investment in foreign securities, and also have additional risks.

                                    GEOGRAPHIC FOCUS RISK: If the Portfolio
                                    focuses its investments by investing a
                                    substantial amount of its assets in issuers located in a single country or a limited number of countries, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance. The Portfolio's investment performance may also be more volatile if it focuses its investments in certain countries, especially emerging market countries.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    CREDIT RISK: The Portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities may be more likely to have difficulty making timely payments of interest or principal.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Deutsche Investment Management
                                  (Americas) Inc. (Deutsche)

ING T. Rowe Price Growth Equity   INVESTMENT OBJECTIVE
Portfolio (formerly Portfolio     Seeks long-term capital growth, and
Partners, Inc. (PPI) T. Rowe      secondarily, increasing dividend income.
Price Growth Equity Portfolio)
                                  PRINCIPAL STRATEGIES
(Service Class)
                                  Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. The Portfolio concentrates its investments in growth companies. The Portfolio's subadviser seeks investments in companies that have the ability to pay increasing dividends through strong cash flows and whose rates of earnings growth are considered above average. In addition,
                                  T. Rowe seeks companies with a lucrative niche in the economy that T. Rowe believes will give them the ability to sustain earnings momentum even during times of slow economic growth. It is T. Rowe's belief that when a company's earnings grow faster than both inflation and the overall economy, the market will eventually reward it with a higher stock price.
                                  May also  purchase  foreign  stocks,
                                  futures,  and  options,  in keeping
                                  with its objectives. May have exposure to foreign currencies through its investment in foreign securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date.
                                  Investments  in foreign securities are
                                  limited to 30% of total assets.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    GROWTH STOCK RISK: Securities of growth
                                    companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

                                    MANAGEMENT RISK: The risk that a strategy used by the Portfolio's subadviser may fail to produce intended results.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER:  T. Rowe Price Associates, Inc.
                                  T. Rowe)

ING UBS Tactical Asset            INVESTMENT OBJECTIVE
Allocation Portfolio (formerly    Seeks total return, consisting of long-term
Portfolio Partners, Inc. -        capital appreciation and current income.
PPI Brinson
Tactical Asset                    PRINCIPAL STRATEGIES
Allocation Portfolio)             Allocates assets between a stock portion
                                  designed to track the performance of the
(Service Class)                   Standard & Poor's Composite Index of 500
                                  Stocks (S&P 500 Index) and a fixed income portion consisting of either five-year U.S.
                                  Treasury notes or U.S. Treasury bills with remaining maturities of 30 days. The
                                  Portfolio's subadviser reallocates the
                                  Portfolio's assets in accordance with the recommendations of its own Tactical Allocation
                                  Model on the first business day of each month.
                                  The Tactical Allocation Model attempts to track the performance of the S&P 500 Index in periods of strong market performance. The
                                  Model attempts to take a more defensive
                                  posture by reallocating assets to bonds or cash when the Model signals a potential bear market, prolonged downturn in stock prices or significant loss in value.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    ASSET ALLOCATION RISK: The Tactical
                                    Allocation Model may not correctly predict the times to shift the Portfolio's assets from one type of investment to another.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    INDEX TRACKING RISK: The Portfolio expects a close correlation between the performance of the portion of its assets allocated to stocks and that of the S&P 500 Index in both rising and falling markets. The performance of the Portfolio's stock investments, however, generally will not be identical to that of the Index because of the fees and expenses borne by the Portfolio and investor purchases and sales of Portfolio shares, which can occur daily.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or foreign governments intervene in the currency markets.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: UBS Global Asset Management Inc.
                                  (formerly Brinson Advisors, Inc.) (UBS)

ING Van Kampen Comstock           INVESTMENT OBJECTIVE
Portfolio (Service Class)         Seeks capital growth and income.

                                  PRINCIPAL STRATEGIES

                                  Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks consisting principally of common stocks. Emphasizes a value style of investing seeking well-established, undervalued companies believed to posses the potential for capital growth and income. Portfolio securities are typically sold when the assessments of the Portfolio's subadviser of the capital growth and income potential for such securities materially change. May invest up to 25% of total assets in securities of foreign issuers and may purchase and sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes. Also may invest up to 10% of total assets in high quality short-term debt securities and investment grade corporate debt securities in order to provide liquidity.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    SMALL AND MID-CAPITALIZATION COMPANY RISK:
                                    Investment in small and mid-capitalization companies involves a substantial risk of loss. Small and mid cap companies and the market for their equity securities are more likely to be more sensitive to changes in earnings results and investor expectations. These companies are also likely to have more limited product lines, capital resources and management depth than larger companies.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                    MANAGEMENT RISK: The risk that a strategy used by the Portfolio's subadviser may fail to produce intended results.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER:  Morgan Stanley Investment
                                  Management Inc. d/b/a Van Kampen

ING VARIABLE PORTFOLIOS, INC.

ING VP Growth Portfolio           INVESTMENT OBJECTIVE
(formerly Aetna Variable          Seeks growth of capital through investment
Portfolios, Inc. - Aetna          in a diversified portfolio consisting
Growth VP)                        primarily of common stocks and securities
                                  convertible into common stocks believed to
(Class S Shares)                  offer growth potential.

                                  PRINCIPAL STRATEGIES

                                  Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock. In managing the Portfolio, Aeltus (the Portfolio's subadviser) emphasizes stocks of larger companies, although may invest in companies of any size. Aeltus also uses internally developed quantitative computer models to evaluate the financial characteristics of approximately 1,000 companies. Aeltus analyzes these characteristics in an attempt to identify companies it believes have strong growth characteristics or demonstrate a positive trend in earnings estimates but whose perceived value is not reflected in the stock price. Aeltus focuses on companies it believes have strong, sustainable and improving earnings growth, and established market positions in a particular industry.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing. They include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Growth-oriented stocks typically sell at relatively high valuations as compared to other types of stocks. If a growth stock does not exhibit the consistent level of growth expected, its price may drop sharply. Historically, growth-oriented stocks have been more volatile than value-oriented stocks.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP Index Plus LargeCap        INVESTMENT OBJECTIVE
Portfolio (formerly Aetna         Seeks to outperform the total return
Variable Portfolios, Inc. -       performance of the Standard & Poor's 500
Aetna Index Plus Large Cap VP)    Composite  Index (S&P 500), while maintaining
                                  a market level of risk.
(Class S Shares)
                                  PRINCIPAL STRATEGIES

                                  Invests at least 80% of net assets in stocks included in the S&P 500. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest companies traded in the U.S. and selected by Standard & Poor's Corporation. In managing the Portfolio, Aeltus (the Portfolio's subadviser) attempts to achieve the Portfolio's objective by overweighting those stocks in the S&P 500 that Aeltus believes will outperform the index, and underweighting (or avoiding altogether) those stocks that Aeltus believes will underperform the index. In determining stock weightings, Aeltus uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, Aeltus generally includes in the portfolio between 400 and 450 of the stocks included in the S&P 500. Although the Portfolio will not hold all of the stocks in the S&P 500, Aeltus expects that there will be a close correlation between the performance of the Portfolio and that of the S&P 500 in both rising and falling markets.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing. These risks include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The success of the Portfolio's strategy depends significantly on Aeltus' skill in determining which securities to overweight, underweight or avoid altogether.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP Index Plus MidCap          INVESTMENT OBJECTIVE
Portfolio (formerly Aetna         Seeks to outperform the total return
Variable Portfolios, Inc. -       performance of the Standard & Poor's MidCap
Aetna Index Plus Mid Cap VP)      400 Index (S&P 400), while maintaining a
                                  market level of risk.
(Class S Shares)
                                  PRINCIPAL STRATEGIES

                                  Invests at least 80% of net assets in stocks included in the S&P 400. The S&P 400 is a stock market index comprised of common stocks of 400 mid-capitalization companies traded in the U.S. and selected by Standard & Poor's Corporation. In managing the Portfolio, Aeltus (the Portfolio's subadviser) attempts to achieve the Portfolio's objective by overweighting those stocks in the S&P 400 that Aeltus believes will outperform the index, and underweighting (or avoiding altogether) those stocks that Aeltus believes will underperform the index. In determining stock weightings, Aeltus uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each issuer and its potential for strong, sustained earnings growth. Although the Portfolio will not hold all of the stocks in the S&P 400, Aeltus expects that there will be a close correlation between the performance of the Portfolio and that of the S&P 400 in both rising and falling markets.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing. These risks include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. In addition, stocks of medium sized companies tend to be more volatile and less liquid than stocks of larger companies. The success of the Portfolio's strategy depends significantly on Aeltus' skill in determining which securities to overweight, underweight or avoid altogether.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP Index Plus SmallCap        INVESTMENT OBJECTIVE
Portfolio (formerly Aetna         Seeks to outperform the total return
Variable Portfolios, Inc. -       performance of the Standard and Poor's
Aetna Index Plus Small Cap VP)    SmallCap 600  Index (S&P 600), while
                                  maintaining a market level of risk.
(Class S Shares)
                                  PRINCIPAL STRATEGIES

                                  Invests at least 80% of net assets in stocks included in the S&P 600. The S&P 600 is a stock market index comprised of common stocks of 600 small-capitalization companies traded in the U.S. and selected by Standard & Poor's Corporation. In managing the Portfolio, Aeltus (the Portfolio's subadviser) attempts to achieve the Portfolio's objective by overweighting those stocks in the S&P 600 that Aeltus believes will outperform the index, and underweighting (or avoiding altogether) those stocks that Aeltus believes will underperform the index. In determining stock weightings, Aeltus uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each issuer and its potential for strong, sustained earnings growth. Although the Portfolio will not hold all of the stocks in the S&P 600, Aeltus expects that there will be a close correlation between the performance of the Portfolio and that of the S&P 600 in both rising and falling markets.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing which include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of smaller companies carry higher risks than stocks of larger companies because smaller companies may lack the management experience, financial resources, product diversification, and competitive strengths of larger companies. In many instances, the frequency and volume of trading in small cap stocks are substantially less than stocks of larger companies which may result in wider price fluctuations. When selling a large quantity of a particular stock, the Portfolio may have to sell at a discount from quoted prices or may have to make a series of small sales over an extended period of time due to the more limited trading volume of smaller company stocks. Stocks of smaller companies tend to be more volatile than stocks of larger companies and can be particularly sensitive to expected changes in interest rates, borrowing costs and earnings. The success of the Portfolio's strategy depends significantly on Aeltus' skill in determining which securities to overweight, underweight or avoid altogether.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP International Equity       INVESTMENT OBJECTIVE
Portfolio (formerly Aetna         Seeks long-term capital growth primarily
Variable Portfolios, Inc. -       investment in a diversified portfolio of
Aetna International VP)           common through  stocks principally traded
                                  in countries outside of the United States.
(Class S Shares)                  The Portfolio will not target any given
                                  level of current income.

                                  PRINCIPAL STRATEGIES

                                  Under normal market conditions, invests at least 80% of assets in equity securities and at least 65% of its assets in securities principally traded in three or more countries outside of the U.S. These securities may include common stocks as well as securities convertible into common stock. In managing the Portfolio, Aeltus (the Portfolio's subadviser) looks to: diversify the Portfolio by investing in a mix of stocks that it believes have the potential for long-term growth, as well as stocks that appear to be trading below their perceived value; allocate assets among several geographic regions and individual countries, investing primarily in those areas that it believes have the greatest potential for growth as well as stable exchange rates; invest primarily in established foreign securities markets, although it may invest in emerging markets as well; use internally developed quantitative computer models to evaluate the financial characteristics of over 2,000 companies. Aeltus analyzes cash flows, earnings and dividends of each company, in an attempt to select companies with long-term sustainable growth characteristics and employs currency hedging strategies to protect the portfolio from adverse effects on the U.S. dollar.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing which include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of foreign companies tend to be less liquid and more volatile than their U.S. counterparts. Accounting standards and market regulations tend to be less standardized in certain foreign countries, and economic and political climates tend to be less stable. Stocks of foreign companies may be denominated in foreign currency. Exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce this risk may not perform as expected. Investments in emerging markets are subject to the same risks applicable to foreign investments generally, although those risks may be increased due to conditions in such countries. Investments outside the U.S. may also be affected by administrative difficulties, such as delays in clearing and settling portfolio transactions.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP Small Company Portfolio    INVESTMENT OBJECTIVE
(formerly Aetna Variable          Seeks growth of capital primarily through
Portfolios, Inc. -                investment in a diversified portfolio
Aetna Small Company VP)           of common stocks and securities convertible
                                  into common stocks of companies with smaller
(Class S Shares)                  market capitalizations.

                                  PRINCIPAL STRATEGIES

                                  Under normal market conditions, invests at least 80% of net assets in common stocks and securities convertible into common stock of small-capitalization companies, defined as: 1) the 2,000 smallest of the 3,000 largest U.S. companies (as measured by market capitalization); 2) all companies not included above that are included in the Standard & Poor's SmallCap 600 Index or the Russell 2000 Index; and 3) companies with market capitalizations lower than companies included in the first two categories. In managing the Portfolio, Aeltus (the Portfolio's subadviser) invests in stocks that it believes have the potential for long-term growth, as well as those that appear to be trading below their perceived value. Aeltus also uses internally developed quantitative computer models to evaluate financial characteristics of over 2,000 companies. Aeltus analyzes these characteristics in an attempt to identify companies whose perceived value is not reflected in the stock price. Aeltus considers the potential of each company to create or take advantage of unique product opportunities, its potential to achieve long-term sustainable growth and the quality of its management. The Portfolio may invest, to a limited extent, in foreign stocks.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing which include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of smaller companies carry higher risks than stocks of larger companies. This is because smaller companies may lack the management experience, financial resources, product diversification, and competitive strengths of larger companies. In many instances, the frequency and volume of trading in small cap stocks are substantially less than of stocks of larger companies. As a result, the stocks of smaller companies may be subject to wider price fluctuations and/or may be less liquid. When selling a large quantity of a particular stock, the Portfolio may have to sell at a discount from quoted prices or may have to make a series of small sales over an extended period of time due to the more limited trading volume of smaller company stocks. Stocks of smaller companies can be particularly sensitive to expected changes in interest rates, borrowing costs and earnings. Foreign securities present additional risks. Some foreign securities tend to be less liquid and more volatile than their U.S. counterparts. In addition, accounting standards and market regulations tend to be less standardized in certain foreign countries. Investments outside the U.S. may also be affected by administrative difficulties, such as delays in clearing and settling portfolio transactions. These risks are usually higher for securities of companies in emerging markets. Foreign currency exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce this risk may not perform as expected.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP Value Opportunity          INVESTMENT OBJECTIVE
Portfolio (formerly Aetna         Seeks growth of capital primarily through
Variable Portfolios, Inc. -       investment in a diversified portfolio of
Aetna Value Opportunity VP)       common stocks and securities convertible
                                  into common stock.
(Class S Shares)
                                  PRINCIPAL STRATEGIES

                                  Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock.In managing the Portfolio, Aeltus (the Portfolio's subadviser) tends to invest in larger companies that it believes are trading below their perceived value, although may invest in companies of any size. Aeltus believes that the Portfolio's investment objective can best be achieved by investing in companies whose stock price has been excessively discounted due to perceived problems or for other reasons. In searching for investments, Aeltus evaluates financial and other characteristics of companies, attempting to find those companies that appear to possess a catalyst for positive change, such as strong management, solid assets, or market position, rather than those companies whose stocks are simply inexpensive. Aeltus looks to sell a security when company business fundamentals deteriorate or when price objectives are reached.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing which include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented stocks tend to correlate more closely with economic cycles than growth-oriented stocks, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings and industrial production.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VARIABLE PRODUCTS TRUST
ING VP Growth Opportunities       INVESTMENT OBJECTIVE
(formerly Pilgrim VP Growth
Opportunities)                    Seeks long-term growth of capital.

(Class S Shares)
                                  PRINCIPAL STRATEGIES

                                  Invests primarily in U.S.  companies that
                                  the portfolio  managers feel have above
                                  average prospects  for growth.  Under
                                  normal  market  conditions,  invests at
                                  least 65% of total assets in securities
                                  purchased on the basis of the  potential
                                  for capital  appreciation. Securities may
                                  be from large-cap, mid-cap or small-cap
                                  companies.  Portfolio managers use
                                  a  "top-down"   disciplined   investment
                                  process,   which  includes  extensive
                                  database screening,  frequent  fundamental
                                  research,   identification  and
                                  implementation of a trend-oriented approach in structuring the portfolio and a sell discipline. Portfolio managers seek to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempt to provide a framework for identifying the industries and companies expected to benefit most. This top-down approach is combined with rigorous fundamental research (a bottom-up approach) to guide stock selection and portfolio structure.

                                  PRINCIPAL RISKS

                                  The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than most debt securities. The Portfolio invests in companies that the portfolio manager feels have the potential for rapid growth, which may result in a higher risk of price volatility than a fund that emphasizes other styles of investing. Small and medium-sized companies may be more susceptible to price swings than larger companies because they have fewer financial resources, limited product and market diversification and many are dependent on a few key managers. Market trends refers to the risk that from time to time the stock market may not favor the growth securities in which the Portfolio invests. Inability to sell securities refers to the risk that securities of smaller companies trade in lower volume and may be less liquid than securities of larger, more established companies.

                                  INVESTMENT ADVISOR:  ING Investments, LLC.

ING VP International Value        INVESTMENT OBJECTIVE
Portfolio (formerly Pilgrim       Seeks long-term capital appreciation.
International Value Portfolio)
                                  PRINCIPAL STRATEGIES

(Class S Shares)                  Invests  primarily  in foreign  companies
                                  with market  capitalizations  greater than $1
                                  billion,   but  may  hold  up  to  25%  of
                                  assets  in  companies   with  smaller  market
                                  capitalization.  Portfolio managers apply the
                                  technique of "value  investing" by seeking
                                  stocks that their  research  indicates  are
                                  priced  below their  long-term  value.  Holds
                                  common stocks,  preferred stocks,  American,
                                  European and global depository receipts, as
                                  well as convertible securities.  Under normal
                                  circumstances,  will invest at least 65% of
                                  total assets in securities of companies
                                  located in at least three countries other than
                                  the U.S.,  which may include emerging market
                                  countries.  May invest up to the greater of
                                  20% of assets in any on country or industry,
                                  or, 150% of the weighting of the country or
                                  industry in the Morgan  Stanley  Capital
                                  International  Europe  Australia Far East
                                  (MSCI EAFE)  Index,   as  long  as  the
                                  Portfolio meets any industry concentration or diversification requirements under the
                                  Investment Company Act of 1940, as amended.
                                  Also may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of total assets.

                                  PRINCIPAL RISKS

                                  You could lose money on an investment in the Portfolio. The Portfolio may be affected by the following risks, among others: risks of foreign investing, price volatility, market trends, inability to sell securities and securities lending. International investing does pose special risks, including currency fluctuation, economic and political risks not found in investments that are solely domestic. Risks of foreign investing are generally intensified for investments in emerging markets. In exchange for higher growth potential, investing in stocks of small and medium-sized companies may entail greater price volatility than investing in stocks of larger companies. Investing in Portfolios that are concentrated in a smaller number of holdings poses greater risk than those with a larger number of holdings because each investment has a greater effect on the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING  Investments, LLC
                                  (ING  Investments)   (formerly  ING  Pilgrim
                                  Investments, LLC)

                                  SUBADVISER: Brandes Investment Partners, L.P.

ING VP MidCap Opportunities       INVESTMENT OBJECTIVE
Portfolio (formerly Pilgrim VP
MidCap Opportunities Portfolio)   Seeks long-term capital appreciation.

(Class S Shares)                  PRINCIPAL STRATEGIES

                                  Normally invests at least 80% of assets in the common stocks of mid -sized U.S. companies. Normally invests in companies that the portfolio managers feel have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index).
                                  The market capitalization range will change with market conditions as the range of the companies included in the S&P MidCap 400 Index changes. Portfolio managers use a "top-down" disciplined investment process, which includes extensive database screening, frequent fundamental research, identification and implementation of a trend-oriented approach in structuring the portfolio and a sell discipline. Portfolio managers seek to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempt to provide a framework for identifying such industries and companies expected to benefit most. This top-down approach is combined with rigorous fundamental research (a bottom-up approach) to guide stock selection and portfolio structure. May invest in initial public offerings.

                                  PRINCIPAL RISKS

                                  You could lose money on an investment in the Portfolio. The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. The Portfolio has exposure to financial and market risks that accompany investments in equities. Securities of mid-sized companies may be more susceptible to price swings than investments in larger companies. Investing in Portfolios that are concentrated in a smaller number of holdings poses greater risk than those with a larger number of holdings; each investment has a greater effect on the Portfolio's performance.

                                  INVESTMENT ADVISER: ING Investments, LLC
                                  (formerly ING Pilgrim Investments, LLC

ING VP SmallCap                   INVESTMENT OBJECTIVE
Opportunities
(formerly Pilgrim VP              Seeks long-term capital appreciation.
SmallCap Opportunities)
                                  PRINCIPAL STRATEGIES

(Class S Shares)                  Invests at least 65% of total assets in the
                                  common stock of smaller, lesser-known U.S.
                                  companies that the portfolio  manager
                                  believes have above average prospects for growth. For this Portfolio smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Index, which is an index that measures the performance of small companies. The median market capitalization of companies held by the Portfolio as of February 29, 2000 was $1.876 billion. Portfolio manager uses a "top-down" disciplined investment process, which includes extensive database screening, frequent fundamental research, identification and implementation of a brand-oriented approach in structuring the portfolio and a sell discipline. Portfolio manager seeks to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempts to provide a framework for identifying the industries and companies expected to benefit most.
                                  This top-down  approach is combined
                                  with rigorous  fundamental  research
                                  (a bottom-up  approach) to guide stock
                                  selection and portfolio structure.

                                  PRINCIPAL RISKS

                                  The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than most debt securities. The Portfolio invests in companies that the portfolio manager feels have above average prospects for growth, which may result in a higher risk of price volatility than a fund that emphasizes other styles of investing. Smaller companies may be more susceptible to price swings than larger companies because they have fewer financial resources, more limited product and market diversification and many are dependent on a few key managers. Market trends refers to the risk that from time to time the stock market may not favor the small sized growth securities in which the Portfolio invests. Inability to sell securities refers to the risk that securities of smaller companies usually trade in lower volume and may be less liquid than securities of larger, more established companies.

                                  INVESTMENT ADVISOR:  ING Investments, LLC.

JANUS ASPEN SERIES

Balanced Portfolio                INVESTMENT OBJECTIVE

(Service Shares)                  Seeks long-term  capital growth,  consistent
                                  with preservation of capital and balanced by current income.

                                  PRINCIPAL STRATEGIES

                                  Normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. Will normally invest at least 25% of its assets in fixed-income securities. The portfolio manager applies a 'bottom up" approach in choosing investments. This approach identifies individual companies with earnings growth potential that may not be recognized by the market at large. Assessment is made by looking at companies one at a time, regardless of size, country of organization, place of principal business activity, or other similar selection criteria. If the portfolio manager is unable to find investments with earnings growth potential, a significant portion of assets may be in cash or similar investments.

                                  PRINCIPAL RISKS

                                  Because the Portfolio may invest a significant portion of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. The income component of the Portfolio's holdings includes fixed-income securities which generally will decrease in value when interest rates rise. Another fundamental risk associated with fixed-income securities is the risk that an issuer of a bond will be unable to make principal and interest payments when due (i.e. credit risk). Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk bonds or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk bonds present greater risk of default (the failure to make timely interest and principal payments) than higher quality bonds.

                                  INVESTMENT ADVISER:  Janus Capital Management
                                  LLC

Flexible Income Portfolio         INVESTMENT OBJECTIVE

(Service Shares)                  Seeks to obtain maximum total return,
                                  consistent with preservation of capital.


                                  PRINCIPAL STRATEGIES

                                  Invests primarily in a wide variety of
                                  income-producing securities such as corporate bonds and notes, government securities and preferred stock. Will invest at least 80% of its assets in income-producing securities. May own an unlimited amount of high-yield/high-risk bonds which may be a big part of the portfolio. The portfolio manager applies a "bottom up" approach in choosing investments. This approach identifies individual income-producing securities one at a time considering economic factors such as the effect of interest rates on the Portfolio's investments. If the portfolio manager is unable to find investments that meet his investment criteria, the Portfolio's assets may be in cash or similar investments.

                                  PRINCIPAL RISKS

                                  Because the Portfolio invests substantially all of its assets in fixed-income securities, it is subject to risks such as credit or default risks or decreased value due to interest rate increases. Generally, a fixed-income security will increase in value when interest rates fall and decrease in value when interest rates rise. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments and initial public offerings (IPOs). One of the fundamental risks associated with all fixed-income funds is credit risk, which is the risk that an issuer will be unable to make principal and interest payments when due. Corporate debt securities, particularly those rated below investment grade, present the highest credit risk. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs.

                                  INVESTMENT ADVISER: Janus Capital Management
                                  LLC

Growth Portfolio                  INVESTMENT OBJECTIVE

 (Service Shares)                 Seeks  long-term  growth of  capital  in a
                                  manner consistent with the preservation of capital.

                                  PRINCIPAL STRATEGIES

                                  Invests primarily in common stocks selected for their growth potential. Although it can invest in companies of any size, it generally invests in larger, more established companies. The portfolio manager applies a "bottom up" approach in choosing investments. This approach identifies individual companies with earnings growth potential that may not be recognized by the market at large. Assessment is made by looking at companies one at a time, regardless of size, country of organization, place of principal business activity, or other similar selection criteria. If the portfolio manager is unable to find investments with earnings growth potential, a significant portion of assets may be in cash or similar investments.

                                  PRINCIPAL RISKS

                                  Because the Portfolio may invest substantially all of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk bonds or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk bonds present greater risk of default (the failure to make timely interest and principal payments) than higher quality bonds.

                                  INVESTMENT ADVISER: Janus Capital Management
                                  LLC

Worldwide Growth Portfolio        INVESTMENT OBJECTIVE

(Service Shares)                  Seeks  long-term  growth of  capital  in a
                                  manner consistent with the preservation of capital.

                                  PRINCIPAL STRATEGIES

                                  Invests primarily in common stocks of
                                  companies of any size located throughout the world. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country. Portfolio managers apply a "bottom up" approach in choosing investments. This approach identifies individual companies with earnings growth potential that may not be recognized by the market at large. Assessment is made by looking at companies one at a time, regardless of size, country of organization, place of principal business activity, or other similar selection criteria. Foreign securities are generally selected on a stock-by-stock basis without regard to any defined allocation among countries or geographic regions. However, certain factors such as expected levels of inflation, government policies influencing business conditions, the outlook for currency relationships, and prospects for economic growth among countries, regions or geographic areas may warrant greater consideration in selecting foreign securities.

                                  PRINCIPAL RISKS

                                  Because the Portfolio may invest substantially all of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk bonds or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. The Portfolio may have significant exposure to foreign markets and may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. High-yield/high-risk bonds present greater risk of default (the failure to make timely interest and principal payments) than higher quality bonds.

                                  INVESTMENT ADVISER: Janus Capital

OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer Global Securities     INVESTMENT OBJECTIVE
Fund/VA
                                  Seeks long-term capital appreciation by
(Service Share)s                   investing a substantial portion of assets in
                                  securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

                                  PRINCIPAL STRATEGIES

                                  Invests mainly in common stocks and can also buy other equity securities, including preferred stocks and convertible securities in the U.S. and foreign countries. Can invest without limit in any country, including countries with developed or emerging markets, but currently emphasizes investments in developed markets. Normally will invest in at least three countries (one of which may be the United States). Can also use hedging instruments and certain derivative investments. In selecting securities, the portfolio manager looks primarily for foreign and U.S. companies with high growth potential, using fundamental analysis of a company's financial statements and management structure, and analysis of the company's operations and product development, as well as the industry of which the issuer is part. The portfolio manager considers overall and relative economic conditions in U.S. and foreign markets, and seeks broad diversification in different countries to help moderate the special risks of foreign investing.

                                  PRINCIPAL RISKS

                                  Stocks fluctuate in price, and their
                                  short-term volatility at times may be great.
                                  Additionally, stocks of issuers in a
                                  particular industry may be affected by changes in economic conditions that affect that industry more than others, or by changes in government regulations, availability of basic resources or supplies, or other events. The value of foreign investments may be affected by exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, changes in governmental economic or monetary policy in the U.S. or abroad or other political and economic factors. Investing in derivative investments carries the risk that if the issuer of the derivative does not pay the amount due, the Fund can lose money on the investment. Also, the underlying security or investment on which the derivative is based, and the derivative itself, might not perform the way the investment adviser Oppenheimer Strategic Bond Fund/VA either no share class or (Service Shares) expected it to perform.

                                  INVESTMENT ADVISER:  Oppenheimer Funds, Inc.

Oppenheimer Strategic Bond        INVESTMENT OBJECTIVE
Fund/VA                           Seeks a high level of current income
                                  principally derived from interest on debt securities.
(Service Shares)
                                  PRINCIPAL STRATEGIES

                                  Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies, U.S. Government securities, and lower-grade high-yield securities of U.S. and foreign companies. Can invest up to 100% of its assets in any one sector at any time, if the Fund's investment adviser believes that in doing so the Fund can achieve its objective without undue risk. Can invest in securities having short, medium or long-term maturities and may invest without limit in lower-grade high-yield debt obligations, also called "junk bonds." Foreign investments can include debt securities of issuers in developed markets as well as emerging markets, which have special risks. Can also use hedging instruments and certain derivative investments to try to enhance income or to try to manage investment risks. In selecting securities, the portfolio managers analyze the overall investment opportunities and risks in individual national economies with an overall strategy of building a broadly-diversified portfolio of debt securities to help moderate the special risks of investing in high-yield debt instruments and foreign securities.

                                  PRINCIPAL RISKS

                                  Debt securities are subject to credit risk which refers to the risk that if the issuer fails to pay interest, or if the issuer fails to repay principal, the value of that security and of the Fund's shares might be reduced. Credit risks of lower-grade securities are greater than those of investment-grade bonds. Lower-grade debt securities may be subject to greater market fluctuations and greater risks of loss of income and principal. The value of foreign investments may be affected by exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental economic or monetary policy in the U.S. or abroad, or other political and economic factors. Securities of issuers in emerging and developing markets may be more difficult to sell at an acceptable price and their prices may be more volatile than securities of issuers in more developed markets. The Fund is also subject to interest rate risk and prepayment risk. The investment adviser's expectations about the relative performance of the three principal sectors in which the Fund invests may be inaccurate, and the Fund's returns might be less than other funds using similar strategies. Investing in derivative investments carries the risk that if the issuer of the derivative does not pay the amount due, the Fund can lose money on the investment. Also, the underlying security or investment on which the derivative is based, and the derivative itself, might not perform the way the investment adviser expected it to perform.

                                  INVESTMENT ADVISER: OppenheimerFunds, Inc.

PIONEER VARIABLE ACCOUNT FUNDS

Pioneer Equity-Income VCT         INVESTMENT OBJECTIVE
Portfolio
                                  Seeks current income and long-term growth of
(Class II Shares)                 capital from a portfolio consisting primarily
                                  of income producing equity securities of U.S.
                                  corporations.


                                  PRINCIPAL STRATEGIES

                                  Invests at least 80% of total assets in income producing equity securities of U.S. issuers. Income producing equity securities in which the Portfolio may invest include common stocks, preferred stocks and interests in real estate investment trusts. Remainder of the Portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks. Pioneer, the Portfolio's investment adviser, uses a value approach to select the Portfolio's investments. Using this investment style, Pioneer seeks securities selling at substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. Pioneer evaluates a security's potential value, including the attractiveness of its market valuation, based on the company's assets and prospects for earnings growth. Pioneer also considers a security's potential to provide a reasonable amount of income. In making these assessments, Pioneer employs due diligence and fundamental research, an evaluation of the issuer based on its financial statements and operations, employing a bottom-up analytic style. Factors Pioneer looks for in selecting investments include: favorable expected returns relative to perceived risk; management with demonstrated ability and commitment to the company; low market valuations relative to earnings forecast, book value, cash flow and sales; and good prospects for dividend growth.

                                  PRINCIPAL RISKS

                                  Even though the Portfolio seeks current income and long-term growth of capital, you could lose money on your investment or not make as much as if you invested elsewhere if the stock market goes down (this risk may be greater in the short term), if value stocks fall out of favor with investors, or if the Portfolio's assets remain undervalued or do not have the potential value originally expected. Other risks include the possibility that stocks selected for income may not achieve the same return as securities selected for capital appreciation and that interest rates or inflation may increase.

                                  INVESTMENT ADVISER: Pioneer Investment
                                  Management, Inc.

Pioneer Fund VCT Portfolio        INVESTMENT OBJECTIVE

(Class II Shares)                 Seeks reasonable income and capital growth.


                                  PRINCIPAL STRATEGIES

                                  Invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. Invests the major portion of its assets in equity securities, primarily of U.S. issuers. Equity securities include common stocks and other equity instruments, such as convertible debt, depositary receipts, warrants, rights, interest in real estate investment trusts and preferred stocks. Although the Portfolio focuses on securities that have paid dividends in the preceding 12 months, it may purchase or hold securities that do not provide income if the Portfolio expects them to increase in value. Pioneer, the Portfolio's investment adviser, uses a value approach to select the Portfolio's investments. Using this investment style, Pioneer seeks securities selling at reasonable prices or substantial discounts to their underlying values and holds these securities until the market values reflect their intrinsic values. Pioneer evaluates a security's potential value, including the attractiveness of its market valuation, based on the company's assets and prospects for earnings growth. In making that assessment, Pioneer employs due diligence and fundamental research, and an evaluation of the issuer based on its financial statements and operations. Pioneer focuses on the quality and price of individual issuers, not on economic sector or market-timing strategies. Factors Pioneer looks for in selecting investments include: favorable expected returns relative to perceived risk; above average potential for earnings and revenue growth; low market valuations relative to earnings forecast, book value, cash flow and sales; and a sustainable competitive advantage, such as a brand name, customer base, proprietary technology or economies of scale.

                                  PRINCIPAL RISKS

                                  Even though the Portfolio seeks reasonable income and capital growth, you could lose money on your investment or not make as much as if you invested elsewhere if the stock market goes down (this risk may be greater in the short term) or if value stocks fall out of favor with investors. The Portfolio's assets may also remain undervalued or not realize the potential value originally expected or the stocks selected for income may not achieve the same return as securities selected for capital growth.

                                  INVESTMENT ADVISER: Pioneer Investment
                                  Management, Inc.

Pioneer Mid-Cap Value VCT         INVESTMENT OBJECTIVE
Portfolio
                                  Seeks capital appreciation by investing in a
(Class II Shares)                 diversified portfolio of securities consisting
                                  primarily of common stocks.


                                  PRINCIPAL STRATEGIES

                                  Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in Standard & Poor's MidCap 400 Index. Equity securities include common stocks and other equity instruments, such as convertible debt, depositary receipts, warrants, rights, interests in real estate investment trusts and preferred stocks. Pioneer, the Portfolio's investment adviser, uses a value approach to select the Portfolio's investments. Using this investment style, Pioneer seeks securities selling at substantial discounts to their underlying values and holds these securities until the market values reflect their intrinsic values. Pioneer evaluates a security's potential value, including the attractiveness of its market valuation, based on the company's assets and prospects for earnings growth. In making that assessment, Pioneer employs due diligence and fundamental research, an evaluation of the issuer based on its financial statements and operations, employing a bottom-up analytic style. Pioneer focuses on the quality and price of individual issuers, not on economic sector or market-timing strategies. Factors Pioneer looks for in selecting investments include: favorable expected returns relative to perceived risk; management with demonstrated ability and commitment to the company; low market valuations relative to earnings forecast, book value, cash flow and sales; turnaround potential for companies that have been through difficult periods; estimated private market value in excess of current stock price; and issuers in industries with strong fundamentals such as increasing or sustainable demand and barriers to entry.

                                  PRINCIPAL RISKS

                                  Even though the Portfolio seeks capital
                                  appreciation, you could lose money on your investment or not make as much as if you invested elsewhere if the stock market goes down (this risk may be greater in the short term), if mid-size or value stocks fall out of favor with investors, or if the Portfolio's assets remain undervalued or do not have the potential value originally expected. The Portfolio also has risks associated with investing in mid-size companies. Compared to large companies, mid-size companies and the market for their equity securities, are likely to be more sensitive to changes in earnings results and investor expectations, have more limited product lines and capital resources, and experience sharper swings in the market values. It also might be harder to sell at the times and prices Pioneer thinks is appropriate and there may be a greater potential for gain and loss.

                                  INVESTMENT ADVISER: Pioneer Investment
                                  Management, Inc.

--------------------------------------------------------------------------------
                                   APPENDIX B
--------------------------------------------------------------------------------


                 SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLE

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the Contract of $75,000. It also assumes a withdrawal at the beginning of the third contract year of 30% of the contract value of $90,000.

In this example, $9,000 (10% of $90,000) is maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total amount withdrawn from the contract would be $27,000 ($90,000 x .30). Therefore, $18,000 ($27,000 - $9,000) is considered an excess withdrawal and would be subject to a 1% surrender charge of $180 ($18,000 x .01). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

--------------------------------------------------------------------------------
                                   APPENDIX C
--------------------------------------------------------------------------------


                                FIXED ACCOUNT II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and Golden American Life Insurance Company ("Golden American," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of Golden American, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods of 6 months, 1, 3, 5, 7 and 10 years. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may not offer all guaranteed interest periods on all contracts and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by Golden American, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus.

THE FIXED ACCOUNT

You may allocate premium payments and transfer your Contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your Contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

GUARANTEED INTEREST RATES

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates but no Fixed Interest Allocation will ever have a guaranteed interest rate declared of less than 3% per year. For more information see the prospectus for the Fixed Account.

TRANSFERS FROM A FIXED INTEREST ALLOCATION

You may transfer your Contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of Golden American's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, cancelling dollar cost averaging will cause a transfer of the entire Contract value in such Fixed Interest Allocation to the Liquid Asset subaccount, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect. See "Optional Riders" in the prospectus.

WITHDRAWALS FROM A FIXED INTEREST ALLOCATION

During the accumulation phase, you may withdraw a portion of your Contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences. Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect. See "Optional Riders" in the prospectus.

MARKET VALUE ADJUSTMENT

A Market Value Adjustment may decrease, increase or have no effect on your Contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your Contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

CONTRACT VALUE IN THE FIXED INTEREST ALLOCATIONS

On the contract date, the Contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of Contract value in each Fixed Interest Allocation as follows:

          (1) We take the Contract value in the Fixed Interest Allocation at the end of the preceding business day.

          (2) We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.

          (3)  We add (1) and

          (4) We subtract from (3) any transfers from that Fixed Interest Allocation.

          (5) We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The Contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for the Fixed Account

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your Contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

DOLLAR COST AVERAGING FROM FIXED INTEREST ALLOCATIONS

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of Contract value in Fixed Account Interest Allocations with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels. You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

SUSPENSION OF PAYMENTS

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

MORE INFORMATION

See the prospectus for Fixed Account II.

--------------------------------------------------------------------------------
                                   APPENDIX D
--------------------------------------------------------------------------------


                             FIXED INTEREST DIVISION

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by Golden American Life Insurance Company. The Fixed Interest Division is part of the Golden American General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 1999. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

--------------------------------------------------------------------------------
                                   APPENDIX E
--------------------------------------------------------------------------------


                  PROJECTED SCHEDULE OF ING GET FUND OFFERINGS

                          OFFERING DATES          GUARANTEE DATES

     -------------------- ----------------------- -----------------

     GET S SERIES         06/14/02-09/11/02       09/12/02-09/14/07

     GET T SERIES         09/12/02-12/11/02       12/12/02-12/14/07

     GET U SERIES         12/12/02-03/12/03       03/13/03-03/14/08

     GET V SERIES         03/13/03-06/12/03       06/13/03-06/13/08

                                     ING (lion logo)

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

            Golden American Life Insurance Company is a stock company
                             domiciled in Delaware.

ING Focus                                                            10/01/2001

                                     PART B

                       Statement of Additional Information

                       Statement of Additional Information

                        CUSTOMIZED SOLUTIONS -- ING FOCUS
                                VARIABLE ANNUITY

                          DEFERRED COMBINATION VARIABLE
                           AND FIXED ANNUITY CONTRACT

                                    ISSUED BY
                               SEPARATE ACCOUNT B

                                       OF
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the Golden American Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to Golden American Life Insurance Company, Customer Service Center, P.O. Box 9271, Des Moines, IA 50306-9271 or telephone 1-800-366-0066.


                             DATE OF PROSPECTUS AND
                      STATEMENT OF ADDITIONAL INFORMATION:
                                 October 1, 2002

                                TABLE OF CONTENTS

         ITEM                                                         PAGE

         Introduction...................................................
         Description of Golden American Life Insurance Company..........
         Safekeeping of Assets..........................................
         The Administrator..............................................
         Independent Auditors...........................................
         Distribution of Contracts......................................
         Performance Information........................................
         IRA Partial Withdrawal Option..................................
         Other Information..............................................
         Financial Statement of Golden American Life Insurance
              Company...................................................
         Financial Statements of Separate Account B.....................

                                  INTRODUCTION

This Statement of Additional Information provides background information regarding Separate Account B.

              DESCRIPTION OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

Golden American Life Insurance Company ("Golden American") is a stock life insurance company organized under the laws of the State of Delaware. Golden American is a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life"). Equitable Life is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("Equitable of Iowa") which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING") a global financial services holding company based in the Netherlands. ING had approximately $624 billion in assets as of December 31, 2001.

As of December 31, 2001, Golden American had approximately $808.1 million in stockholder's equity and approximately $14.3 billion in total assets, including approximately $10.9 billion of separate account assets. Golden American is authorized to do business in all jurisdictions except New York. Golden American offers variable insurance products. Golden American formed a subsidiary, First Golden American Life Insurance Company of New York ("First Golden"), which was licensed to do variable annuity business in the states of New York and Delaware. First Golden was merged into ReliaStar Life Insurance Company of New York, another wholly owned subsidiary of ING and an affiliate, on April 1, 2002.

                              SAFEKEEPING OF ASSETS

Golden American acts as its own custodian for Separate Account B.

                                THE ADMINISTRATOR

Effective January 1, 1997, Equitable and Golden American became parties to a service agreement pursuant to which Equitable Life agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to Golden American. Expenses incurred by Equitable Life in relation to this service agreement were reimbursed by Golden American on an allocated cost basis. Equitable Life billed Golden American $309,000 and $930,000 pursuant to the service agreement in 2001 and 2000, respectively.

                              INDEPENDENT AUDITORS

Ernst & Young LLP, independent auditors, performs annual audits of Golden American and Separate Account B.

                            DISTRIBUTION OF CONTRACTS

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services, Inc., an affiliate of Golden American, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by Golden American. The variable insurance products were sold primarily through two broker/dealer institutions during the year ended December 31, 1999. For the year ended December 31, 2000 and December 31, 2001 only a single broker/dealer institution sold more than 10% of Golden American's variable insurance products. For the years ended 2001, 2000 and 1999 commissions paid by Golden American, including amounts paid by its subsidiary, First Golden American Life Insurance Company of New York, to Directed Services, Inc. aggregated $229,726,000, $208,883,000 and $181,536,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services, Inc. is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, Golden American provides to Directed Services, Inc. certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charges Directed Services, Inc. for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of Directed Services, Inc. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $23,138,000, $21,296,000, and $10,136,000 for the years ended 2001, 2000, and 1999, respectively.

                             PERFORMANCE INFORMATION

Performance information for the subaccounts of Separate Account B, including yields, standard annual returns and other non-standard measures of performance of all subaccounts, may appear in reports or promotional literature to current or prospective owners. Such non-standard measures of performance will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC. Negative values are denoted by minus signs ("-").

Performance information for measures other than total return do not reflect any applicable premium tax that can range from 0% to 3.5%. As described in the prospectus, four death benefit options are available. The following performance values reflect the election at issue of the Option Package II, thus providing values reflecting the highest aggregate contract charges. If one of the other option packages had been elected, the historical performance values would be higher than those represented in the examples.

SEC STANDARD MONEY MARKET SUBACCOUNT YIELDS

Current yield for the Liquid Asset Subaccount will be based on the change in the value of a hypothetical investment (exclusive of capital changes or income other than investment income) over a particular 7-day period, less a pro rata share of subaccount expenses which includes deductions for the mortality and expense risk charge and the administrative charge accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

         Effective Yield = [(Base Period Return) +1)365/7] - 1

The current yield and effective yield of the Liquid Asset Subaccount for the 7-day period December 25, 2001 to December 31, 2001 were -0.08% and -0.08% respectively.

SEC STANDARD 30-DAY YIELD FOR NON-MONEY MARKET SUBACCOUNTS

Quotations of yield for the remaining subaccounts will be based on all investment income per subaccount earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an accumulation unit on the last day of the period, according to the following formula:

                Yield = 2 x [((a - b)/(c x d) + 1)6 - 1]

     Where:

     [a] equals the net investment income earned during the period by the investment portfolio attributable to shares owned by a subaccount

     [b]  equals the expenses accrued for the period (net of reimbursements)

     [c] equals the average daily number of units outstanding during the period based on the accumulation unit value

     [d] equals the value (maximum offering price) per accumulation unit value on the last day of the period

Yield on subaccounts of Separate Account B is earned from the increase in net asset value of shares of the investment portfolio in which the subaccount invests and from dividends declared and paid by the investment portfolio, which are automatically reinvested in shares of the investment portfolio.

SEC STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS

Quotations of average annual total return for any subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the subaccount), calculated pursuant to the formula:

                  P(1+T)(n)=ERV

       Where:
             (1)   [P]   equals a hypothetical initial premium payment of $1,000
             (2)   [T]   equals an average annual total return
             (3)   [n]   equals the number of years
             (4)   [ERV] equals the ending redeemable value of a hypothetical
                      $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof)

All total return figures reflect the deduction of the maximum sales load, the administrative charges and the mortality and expense risk charges. The Securities and Exchange Commission (the "SEC") requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and 10 year periods (or, if less, up to the life of the security) for which performance is required to be calculated. This assumption may not be consistent with the typical contract owner's intentions in purchasing a contract and may adversely affect returns. Quotations of total return may simultaneously be shown for other periods, as well as quotations of total return that do not take into account certain contractual charges such as sales load.

Except for subaccounts which had not commenced operations as of December 31, 2001, Average Annual Total Return for the Subaccounts presented on a standardized basis, which includes deductions for the maximum mortality and expense risk charge for Option Package II of 0.80%, surrender charges, and administrative charges of 0.15%, for the year ending December 31, 2001 were as follows:

Average Annual Total Return for Periods Ending 12/31/01 - Standardized

                                                                  INCEPTION
                     1 YEAR    5 YEAR    10 YEAR    INCEPTION        DATE

      Core Bond       -1.56      0.23      n/a         2.80       07-Oct-94
      Liquid Asset    -0.19      3.90       3.43       4.04       25-Jan-89
      Total Return    -3.50      9.20      n/a        10.39       07-Oct-94


           P(1+T)(n)]=ERV

Where:     (1)  [P]   equals a hypothetical initial premium payment of $1,000
           (2)  [T]   equals an average annual total return
           (3)  [n]   equals the number of years
           (4)  [ERV] equals the ending redeemable value of a hypothetical
                $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof) assuming certain loading and charges are zero.

Except for the subaccounts which had not commenced operations as of December 31, 2001, Average Annual Total Return for the subaccounts presented on a non-standardized basis, which includes deductions for the maximum mortality and expense risk charge for the Option Package II of 0.80% and administrative charges of 0.15%, for the year ending December 31, 2001 were as follows:

Average Annual Total Return for Periods Ending 12/31/01 - Non-Standardized
---------------------------------------------------------------------------


                                                                    INCEPTION
                        1 YEAR    5 YEAR    10 YEAR    INCEPTION       DATE

      Core Bond           1.47      0.29      n/a         2.85      07-Oct-94
      Liquid Asset        2.85      3.96       3.48       4.08      25-Jan-89
      Total Return       -0.46      9.25      n/a        10.97      07-Oct-94


Performance information for a subaccount may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and
(iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any subaccount reflects only the performance of a hypothetical contract under which contract value is allocated to a subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the investment portfolio of the Trust in which the Separate Account B subaccounts invest, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.

PUBLISHED RATINGS

From time to time, the rating of Golden American as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

ACCUMULATION UNIT VALUE

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Performance Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the Option Package II, the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with the other option packages are lower than that used in the examples and would result in higher AUV's or contract values.

ILLUSTRATION OF CALCULATION OF AUV
         EXAMPLE 1.

         1.   AUV, beginning of period                                 $10.00
         2.   Value of securities, beginning of period                 $10.00
         3.   Change in value of securities                            $ 0.10
         4.   Gross investment return (3) divided by (2)                 0.01
         5.   Less daily mortality and expense charge              0.00002201
         6.   Less asset based administrative charge               0.00000411
         7.   Net investment return (4) minus (5) minus (6)        0.00997388
         8.   Net investment factor (1.000000) plus (7)            1.00997388
         9.   AUV, end of period (1) multiplied by (8)           $10.09973880


ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)

         EXAMPLE 2.

         1.   Initial Premium Payment                                $  1,000
         2.   AUV on effective date of purchase (see Example 1)      $  10.00
         3.   Number of Units purchased (1) divided by (2)                100
         4.   AUV for valuation date following purchase
              (see Example 1)                                    $10.09973880
         5.   Contract value in account for valuation date
              following purchase (3) multiplied by (4)            $  1,009.97


                          IRA PARTIAL WITHDRAWAL OPTION

If the contract owner has an IRA contract and will attain age 70 1/2 in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70 1/2. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

Golden American notifies the contract owner of these regulations with a letter mailed on January 1st of the calendar year in which the contract owner reaches age 70 1/2 which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when Golden American receives the completed election form. Golden American calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin, we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

                                OTHER INFORMATION

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

   CONSOLIDATED FINANCIAL STATEMENTS OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

The consolidated audited financial statements of Golden American Life Insurance Company are listed below and are included in this Statement of Additional
Information:

         Report of Independent Auditors
         Audited Consolidated Financial Statements of Golden American Life
              Insurance Company
                  Consolidated Balance Sheets as of December 31, 2001 and 2000 Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999
                  Consolidated Statements of Changes in Stockholder's Equity
                     for the years ended December 31, 2001, 2000 and 1999
                  Consolidated Statements of Cash Flows for the years ended
                     December 31, 2001, 2000 and 1999
         Notes to Consolidated Financial Statements


                   FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

         Report of Independent Auditors
         Audited Financial Statements of Golden American Life Insurance Company
             Separate Account B
                  Statement of Assets and Liabilities as of December 31, 2001 Statement of Operations for the year ended December 31, 2001 Statements of Changes in Net Assets for the
                     years ended December 31, 2001 and 2000
         Notes to Financial Statements

--------------------------------------------------------------------------------
         FINANCIAL STATEMENTS OF GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Golden American Life Insurance Company

We have audited the accompanying consolidated balance sheets of Golden American Life Insurance Company as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and schedules are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden American Life Insurance Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                             /s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2002

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS

                  (Dollars in thousands, except per share date)

                                                                        DECEMBER 31,  DECEMBER 31,
                                                                           2001          2000
                                                                        -------------------------
ASSETS
 Investments:
   Fixed maturities, available for sale, at fair value
     (cost: 2001 - $1,982,527; 2000 - $798,751) .....................   $ 1,994,913   $   792,578
   Equity securities, at fair value (cost: 2001 - $74; 2000 - $8,611)            55         6,791
   Mortgage loans on real estate ....................................       213,883        99,916
   Policy loans .....................................................        14,847        13,323
   Short-term investments ...........................................        10,021         5,300
                                                                        -------------------------
Total investments ...................................................     2,233,719       917,908

Cash and cash equivalents ...........................................       195,726       164,682

Reinsurance recoverable .............................................        27,151        19,331

Reinsurance recoverable from affiliates .............................        28,800        14,642

Due from affiliates .................................................            20        38,786

Accrued investment income ...........................................        22,771         9,606

Deferred policy acquisition costs ...................................       709,042       635,147

Value of purchased insurance in force ...............................        20,203        25,942

Current income taxes recoverable ....................................           400           511

Property and equipment, less allowances for depreciation
   of $10,624 in 2001 and $5,638 in 2000 ............................        10,468        14,404

Goodwill, less accumulated amortization of $17,600 in 2001
   and $13,376 in 2000 ..............................................       151,363       155,587

Other assets ........................................................        12,788        32,019

Separate account assets .............................................    10,958,191     9,831,489
                                                                        -------------------------
Total assets ........................................................   $14,370,642   $11,860,054
                                                                        =========================

See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS-(Continued)

                  (Dollars in thousands, except per share data)

                                                             DECEMBER 31,   DECEMBER 31,
                                                                 2001           2000
                                                             ---------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY
Policy liabilities and accruals:
   Future policy benefits:
     Annuity and interest sensitive life products ........   $  2,178,189   $  1,062,891
     Unearned revenue reserve ............................          6,241          6,817
   Other policy claims and benefits ......................            836             82
                                                             ---------------------------
                                                                2,185,266      1,069,790

Surplus notes ............................................        245,000        245,000
Revolving note payable ...................................          1,400             --
Due to affiliates ........................................         25,080         19,887
Deferred income tax liability ............................         12,612          7,377
Other liabilities ........................................        125,264         69,374
Separate account liabilities .............................     10,958,191      9,831,489
                                                             ---------------------------
                                                               13,552,813     11,242,917

Commitments and contingencies

Stockholder's equity:
   Preferred Stock, par value $5,000 per share, authorized
     50,000 shares .......................................             --             --
   Common stock, par value $10 per share, authorized,
     issued, and outstanding 250,000 shares ..............          2,500          2,500
   Additional paid-in capital ............................        780,436        583,640
   Accumulated other comprehensive gain (loss) ...........          3,804         (4,046)
   Retained earnings .....................................         31,089         35,043
                                                             ---------------------------
Total stockholder's equity ...............................        817,829        617,137
                                                             ---------------------------
Total liabilities and stockholder's equity ...............   $ 14,370,642   $ 11,860,054
                                                             ===========================

See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             (Dollars in thousands)

YEAR ENDED DECEMBER 31                                              2001         2000         1999
                                                                 -----------------------------------
REVENUES:
   Annuity and interest sensitive life product charges .......   $ 163,805    $ 144,877    $  82,935
   Management fee revenue ....................................      25,079       22,982       11,133
   Net investment income .....................................      94,396       64,140       59,169
   Realized losses on  investments ...........................      (6,470)      (6,554)      (2,923)
                                                                 -----------------------------------
                                                                   276,810      225,445      150,314

Insurance benefits and expenses:
   Annuity and interest sensitive life benefits:
     Interest credited to account balances ...................     191,885      183,003      175,257
     Guaranteed benefits reserve change ......................      14,015       12,085           --
     Benefit claims incurred in excess of account balances ...       3,182        4,943        6,370
   Underwriting, acquisition, and insurance expenses:
     Commissions .............................................       2,686        4,836        6,847
     Commissions-- affiliates ................................     229,726      208,883      181,536
     General expenses ........................................     113,259       84,936       60,205
     Insurance taxes, state licenses, and fees ...............       6,610        4,528        3,976
     Policy acquisition costs deferred .......................    (128,249)    (168,444)    (346,396)
     Amortization:
      Deferred policy acquisition costs ......................      45,229       55,154       33,119
      Value of purchased insurance in force ..................       4,403        4,801        6,238
      Goodwill ...............................................       4,224        4,224        4,224
    Expenses and charges reimbursed under modified coinsurance
     agreements ..............................................      (1,085)      (7,030)      (9,247)
    Expenses and charges reimbursed under modified coinsurance
     agreements - affiliates .................................    (224,549)    (218,757)          --
                                                                 -----------------------------------
                                                                   261,336      173,162      122,129

Interest expense .............................................      19,252       19,867        8,894
                                                                 -----------------------------------
                                                                   280,588      193,029      131,023
                                                                 -----------------------------------
Income (loss) before income taxes ............................      (3,778)      32,416       19,291

Income taxes .................................................         176       13,236        8,077
                                                                 -----------------------------------

Net income (loss) ............................................   $  (3,954)   $  19,180    $  11,214
                                                                 ===================================

See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                             (Dollars in thousands)

                                                                           Accumulated
                                                              Additional      Other                     Total
                                                    Common      Paid-in   Comprehensive   Retained  Stockholder's
                                                     Stock      Capital   Income (Loss)   Earnings     Equity
                                                  -------------------------------------------------------------
Balance at December 31, 1998 ..................   $   2,500    $ 347,640    $    (895)   $   4,649    $ 353,894
   Comprehensive income:
     Net income ...............................          --           --           --       11,214       11,214
     Change in net unrealized
      investment losses .......................          --           --       (8,259)          --       (8,259)
                                                                                                      ---------
   Comprehensive income .......................                                                           2,955
   Contribution of capital ....................          --      121,000           --           --      121,000
                                                  -------------------------------------------------------------
Balance at December 31, 1999 ..................   $   2,500    $ 468,640    $  (9,154)   $  15,863    $ 477,849
   Comprehensive income:
     Net income ...............................          --           --           --       19,180       19,180
     Change in net unrealized
      investment gains ........................          --           --        5,108           --        5,108
                                                                                                      ---------
   Comprehensive income .......................                                                          24,288
   Contribution of capital ....................          --      115,000           --           --      115,000
                                                  -------------------------------------------------------------
Balance at December 31, 2000 ..................   $   2,500    $ 583,640    $  (4,046)   $  35,043    $ 617,137
   Comprehensive income:
     Net loss .................................          --           --           --       (3,954)      (3,954)
     Change in net unrealized
      investment gains ........................          --           --        7,850           --        7,850
                                                                                                      ---------
   Comprehensive income .......................                                                           3,896
   Contribution of capital ....................          --      196,796           --           --      196,796
                                                  -------------------------------------------------------------
Balance at December 31, 2001 ..................   $   2,500    $ 780,436    $   3,804    $  31,089    $ 817,829
                                                  =============================================================

See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (Dollars in thousands)

YEAR ENDED DECEMBER 31                                         2001           2000           1999
                                                           -----------------------------------------
OPERATING ACTIVITIES
Net income (loss) ......................................   $    (3,954)   $    19,180    $    11,214
Adjustments to reconcile net income to net cash
  provided by (used in) operations:
   Adjustments related to annuity and
     interest sensitive life products:
     Interest credited and other charges on
       interest sensitive products .....................       191,885        183,003        175,257
     Charges for mortality and administration ..........          (341)          (313)           524
     Change in unearned revenues .......................          (576)           517          2,460
   Increase in policy liabilities and accruals .........           754             74              8
   Increase in guaranteed benefits reserve .............        28,173         26,727             --
   Decrease (increase) in accrued investment income ....       (13,165)         1,592         (1,553)
   Policy acquisition costs deferred ...................      (128,249)      (168,444)      (346,396)
   Amortization of deferred policy acquisition costs ...        45,229         55,154         33,119
   Amortization of value of purchased
     insurance in force ................................         4,403          4,801          6,238
   Change in other assets, due to/from affiliates, other
     liabilities, and accrued income taxes .............       108,578        (78,482)        24,845
   Provision for depreciation and amortization .........         1,341          9,062          9,296
   Provision for deferred income taxes .................          (606)        13,282          8,077
   Realized losses on investments ......................         6,470          6,554          2,923
                                                           -----------------------------------------
Net cash provided by (used in) operating activities ....       239,942         72,707        (73,988)
                                                           -----------------------------------------

INVESTING ACTIVITIES
Sale, maturity, or repayment of investments:
   Fixed maturities - available for sale ...............       880,688        205,136        220,547
   Mortgage loans on real estate .......................       135,996         12,701          6,572
   Equity securities ...................................         6,956          6,128             --
   Policy loans - net ..................................            --            834             --
   Short-term investments - net ........................            --             --            980
                                                           -----------------------------------------
                                                             1,023,640        224,799        228,099
Acquisition of investments:
   Fixed maturities - available for sale ...............    (2,070,849)      (154,028)      (344,587)
   Equity securities ...................................           (40)            --             --
   Mortgage loans on real estate .......................      (250,314)       (12,887)        (9,659)
   Policy loans - net ..................................        (1,524)            --         (2,385)
   Short-term investments - net ........................        (4,721)        (5,300)            --
                                                           -----------------------------------------
                                                            (2,327,448)      (172,215)      (356,631)
Issuance of reciprocal loan agreement receivables ......            --        (16,900)            --
Receipt of repayment of reciprocal loan agreement
  receivables ..........................................            --         16,900             --
Net sale (purchase) of property and equipment ..........         1,248         (3,285)        (8,968)
                                                           -----------------------------------------
Net cash provided by (used in) investing activities ....    (1,302,560)        49,299       (137,500)

See accompanying notes.


                                       6

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)

                             (Dollars in thousands)

YEAR ENDED DECEMBER 31                                         2001           2000           1999
                                                           -----------------------------------------
FINANCING ACTIVITIES
Proceeds from reciprocal loan agreement
   borrowings with affiliates ..........................   $    69,300    $   178,900    $   396,350
Repayment of reciprocal loan agreement
   borrowings with affiliates ..........................       (69,300)      (178,900)      (396,350)
Proceeds from revolving note payable ...................         3,078         67,200        220,295
Repayment of revolving note payable ....................        (1,678)       (68,600)      (218,895)
Proceeds from surplus note with affiliates .............            --             --        160,000
Receipts from annuity and interest
   sensitive life policies credited to
   account balances ....................................     1,933,148        801,793        773,685
Return of account balances on annuity
   and interest sensitive life policies ................      (134,787)      (141,440)      (146,607)
Net reallocations to separate accounts .................      (902,895)      (825,848)      (650,270)
Contributions of capital by EIC ........................       196,796        115,000        121,000
                                                           -----------------------------------------
Net cash provided by (used in) financing activities ....     1,093,662        (51,895)       259,208
                                                           -----------------------------------------

Increase in cash and cash equivalents ..................        31,044         70,111         47,720
Cash and cash equivalents at
   beginning of period .................................       164,682         94,571         46,851
                                                           -----------------------------------------
Cash and cash equivalents at
   end of period .......................................   $   195,726    $   164,682    $    94,571
                                                           =========================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION
Cash paid during the period for:
   Interest ............................................   $    14,955    $    22,444    $     6,392
   Income taxes ........................................            --            957             --

See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2001

1.   SIGNIFICANT ACCOUNTING POLICIES
------------------------------------

CONSOLIDATION
The consolidated financial statements include Golden American Life Insurance Company ("Golden American") and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and collectively with Golden American, the "Companies"). All significant intercompany accounts and transactions have been eliminated.

ORGANIZATION
Golden American, a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Parent"), offers variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York. Equitable Life is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. (EIC). First Golden is licensed to sell insurance products in New York and Delaware. The Companies' variable and fixed insurance products are marketed by broker/dealers, financial institutions, and insurance agents. The Companies' primary customers are consumers and corporations.

On December 3, 2001, the Board of Directors of EIC approved a plan to contribute its holding of 100% of the stock of its wholly owned subsidiary, Golden American to another wholly owned subsidiary, Equitable Life. The contribution of stock occurred on December 31, 2001, following approval granted by the Insurance Department of the State of Delaware.

On October 24, 1997 ("the merger date"), PFHI Holding, Inc. ("PFHI"), a Delaware corporation, acquired all of the outstanding capital stock of Equitable of Iowa Companies ("Equitable") according to the terms of an Agreement and Plan of Merger ("the merger") dated July 7, 1997 among Equitable, PFHI, and ING Groep N.V. ("ING"). PFHI is a wholly owned subsidiary of ING, a global financial services holding company based in The Netherlands. As a result of this transaction, Equitable was merged into PFHI, which was simultaneously renamed Equitable of Iowa Companies, Inc., a Delaware corporation.

INVESTMENTS
Fixed Maturities: The Companies account for their investments under the Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires fixed maturities to be designated as either "available for sale," "held for investment," or "trading." Sales of fixed maturities designated as "available for sale" are not restricted by SFAS No. 115. Available for sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in stockholder's equity, after adjustment for related changes in value of purchased insurance in force ("VPIF"), deferred policy acquisition costs ("DPAC"), and deferred income taxes. At December 31, 2001 and 2000, all of the Companies' fixed maturities are designated as available for sale, although the Companies are not precluded from designating fixed maturities as held for investment or trading at some future date.

Securities determined to have a decline in value that is other than temporary are written down to estimated fair value, which becomes the new cost basis by a charge to realized losses in the Companies' Statements of Operations. Premiums and discounts are amortized/accrued utilizing a method which results in a constant yield over the securities' expected lives. Amortization/accrual of premiums and discounts on mortgage and other asset-backed securities incorporates a prepayment assumption to estimate the securities' expected lives.

Equity Securities: Equity securities are reported at estimated fair value if readily marketable. The change in unrealized appreciation and depreciation of marketable equity securities (net of related deferred income taxes, if any) is included directly in stockholder's equity. Equity securities determined to have a decline in value that is other than temporary are written down to estimated fair value, which becomes the new cost basis by a charge to realized losses in the Companies' Statements of Operations.

Mortgage Loans on Real Estate: Mortgage loans on real estate are reported at cost adjusted for amortization of premiums and accrual of discounts. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Companies will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected future cash flows from the loan discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of impaired loans is reduced by the establishment of a valuation allowance, which is adjusted at each reporting date for significant changes in the calculated value of the loan. Changes in this valuation allowance are charged or credited to income.

Other Investments: Policy loans are reported at unpaid principal. Short-term investments are reported at cost, adjusted for amortization of premiums and accrual of discounts.

Realized Gains and Losses: Realized gains and losses are determined on the basis of specific identification.

Fair Values: Estimated fair values, as reported herein, of conventional mortgage-backed securities not actively traded in a liquid market are estimated using a third party pricing process. This pricing process uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities. Estimated fair values of publicly traded fixed maturities are reported by an independent pricing service. Fair values of private placement bonds are estimated using a matrix that assumes a spread (based on interest rates and a risk assessment of the bonds) over U.S. Treasury bonds. Estimated fair values of equity securities, which consist of the Companies' investment in its registered separate accounts, are based upon the quoted fair value of the securities comprising the individual portfolios underlying the separate accounts.

Accounting for Derivative Instruments and Hedging Activities: The Companies may from time to time utilize various derivative instruments to manage interest rate and price risk (collectively, market risk). The Companies have appropriate controls in place, and financial exposures are monitored and managed by the Companies as an integral part of their overall risk management program. Derivatives are recognized on the balance sheet at their fair value.

The change in a derivative's fair value is generally to be recognized in current period earnings, unless the derivative is specifically designated as a hedge of an exposure. If certain conditions are met, a derivative may be specifically designated as a hedge of an exposure to changes in fair value, variability of cash flows, or certain foreign currency exposures. When designated as a hedge, the fair value should be recognized currently in earnings or other comprehensive income, depending on whether such designation is considered a fair value hedge or a cash flow hedge. With respect to fair value hedges, the fair value of the derivative, as well as changes in the fair value of the hedged item, are reported in earnings. For cash flow hedges, changes in the derivatives' fair value are reported in other comprehensive income and subsequently reclassified into earnings when the hedged item affects earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The Companies occasionally purchase a financial instrument that contains a derivative that is "embedded" in the instrument. The Companies' insurance products are also reviewed to determine whether they contain an embedded derivative. The Companies assess whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. In cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings, or the Companies are unable to reliably identify and measure the embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument.

CASH AND CASH EQUIVALENTS
For purposes of the accompanying Statements of Cash Flows, the Companies consider all demand deposits and interest-bearing accounts not related to the investment function to be cash equivalents. All interest-bearing accounts classified as cash equivalents have original maturities of three months or less.

DEFERRED POLICY ACQUISITION COSTS
Certain costs of acquiring new insurance business, principally first year commissions and interest bonuses, premium credit, and other expenses related to the production of new business have been deferred. Other expenses related to the production of new business that were deferred totaled $28.3 million during 2001, $16.3 million during 2000, and $29.6 million during 1999. Acquisition costs for variable insurance products are being amortized generally in proportion to the present value (using the assumed crediting rate) of expected future gross profits. This amortization is adjusted retrospectively when the Companies revise their estimate of current or future gross profits to be realized from a group of products. DPAC is adjusted to reflect the pro forma impact of unrealized gains and losses on fixed maturities the Companies have designated as "available for sale" under SFAS No. 115.

VALUE OF PURCHASED INSURANCE IN FORCE
As a result of the merger, a portion of the purchase price was allocated to the right to receive future cash flows from existing insurance contracts. This allocated cost represents VPIF, which reflects the value of those purchased policies calculated by discounting actuarially determined expected future cash flows at the discount rate determined by the purchaser. Amortization of VPIF is charged to expense in proportion to expected gross profits of the underlying business. This amortization is adjusted retrospectively when the Companies revise the estimate of current or future gross profits to be realized from the insurance contracts acquired. VPIF is adjusted to reflect the pro forma impact of unrealized gains and losses on available for sale fixed maturities.

PROPERTY AND EQUIPMENT
Property and equipment primarily represent leasehold improvements, office furniture, certain other equipment, and capitalized computer software and are not considered to be significant to the Companies' overall operations. Property and equipment are reported at cost less allowances for depreciation. Depreciation expense is computed primarily on the basis of the straight-line method over the estimated useful lives of the assets.

GOODWILL
Goodwill was established as a result of the merger and is being amortized over 40 years on a straight-line basis.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. For additional information, refer to the Pending Accounting Standards disclosure in Note 1.

FUTURE POLICY BENEFITS
Future policy benefits for divisions of the variable products with fixed interest guarantees are established utilizing the retrospective deposit accounting method. Policy reserves represent the premiums received plus accumulated interest, less mortality and administration charges. Interest credited to these policies ranged from 3.00% to 12.00% during 2001, 3.00% to 14.00% during 2000 and 3.00% to 11.00% during 1999. The unearned revenue reserve represents unearned distribution fees. These distribution fees have been deferred and are amortized over the life of the contracts in proportion to expected gross profits.

SEPARATE ACCOUNTS
Assets and liabilities of the separate accounts reported in the accompanying Balance Sheets represent funds separately administered principally for variable contracts. Contractholders, rather than the Companies, bear the investment risk for variable products. At the direction of the contractholders, the separate accounts invest the premiums from the sale of variable products in shares of specified mutual funds. The assets and liabilities of the separate accounts are clearly identified and segregated from other assets and liabilities of the Companies. Under Delaware insurance law, the portion of the separate account assets equal to the reserves and other liabilities of variable contracts cannot be charged with liabilities arising out of any other business the Companies may conduct.

Variable separate account assets are carried at fair value of the underlying investments and generally represent contractholder investment values maintained in the accounts. Variable separate account liabilities represent account balances for the variable contracts invested in the separate accounts; the fair value of these liabilities is equal to their carrying amount. Net investment income and realized and unrealized capital gains and losses related to separate account assets are not reflected in the accompanying Statements of Operations.

Product charges recorded by the Companies from variable insurance products consist of charges applicable to each contract for mortality and expense risk, cost of insurance, contract administration, and surrender charges. In addition, some variable annuity and all variable life contracts provide for a distribution fee collected for a limited number of years after each premium deposit. Revenue recognition of collected distribution fees is amortized over the life of the contract in proportion to its expected gross profits. The balance of unrecognized revenue related to the distribution fees is reported as an unearned revenue reserve.

DEFERRED INCOME TAXES
Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred tax assets or liabilities are adjusted to reflect the pro forma impact of unrealized gains and losses on equity securities and fixed maturities the Companies have designated as available for sale under SFAS No. 115. Changes in deferred tax assets or liabilities resulting from this SFAS No. 115 adjustment are charged or credited directly to stockholder's equity. Deferred income tax expenses or credits reflected in the Companies' Statements of Operations are based on the changes in the deferred tax asset or liability from period to period (excluding the SFAS No. 115 adjustment).

DIVIDEND RESTRICTIONS
Golden American's ability to pay dividends to its Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2002, Golden American cannot pay dividends to its Parent without prior approval of statutory authorities. Under the provisions of the insurance laws of the State of New York, First Golden cannot distribute any dividends to its stockholder, Golden American, unless a notice of its intent to declare a dividend and the amount of the dividend has been filed with the New York Insurance Department at least thirty days in advance of the proposed declaration. If the Superintendent of the New York Insurance Department finds the financial condition of First Golden does not warrant the distribution, the Superintendent may disapprove the distribution by giving written notice to First Golden within thirty days after the filing.

SEGMENT REPORTING
The Companies manage their business as one segment, the sale of variable and fixed insurance products designed to meet customer needs for tax-advantaged saving for retirement and protection from death. Variable insurance products are sold to consumers and corporations throughout the United States.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Management is required to utilize historical experience and assumptions about future events and circumstances in order to develop estimates of material reported amounts and disclosures. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates and assumptions are: (1) estimates of fair values of investments in securities and other financial instruments, as well as fair values of policyholder liabilities, (2) policyholder liabilities, (3) deferred policy acquisition costs and value of purchased insurance in force, (4) fair values of assets and liabilities recorded as a result of merger, (5) asset valuation allowances, (6) guaranty fund assessment accruals, (7) deferred tax benefits (liabilities), and (8) estimates for commitments and contingencies including legal matters, if a liability is anticipated and can be reasonably estimated. Estimates and assumptions regarding all of the preceding items are inherently subject to change and are reassessed periodically. Changes in estimates and assumptions could materially impact the financial statements.

NEW ACCOUNTING STANDARDS
Derivatives: As of January 1, 2001, the Companies adopted FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted by FAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, FAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133, and certain FAS No. 133 implementation issues. This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting.

Adoption of FAS No. 133 did not have a material effect on the Companies' financial position or results of operations given the Companies' limited derivative and embedded derivative holdings.

The Companies chose to elect a transition date of January 1, 1999 for embedded derivatives. Therefore, only those derivatives embedded in hybrid instruments issued, acquired or substantively modified by the entity on or after January 1, 1999 are recognized as separate assets or liabilities. The cumulative effect of the accounting change upon adoption was not material.

Recognition of Interest Income and Impairment on Purchased and Beneficial Interests in Securitized Financial Assets: Effective April 2001, the Companies adopted Emerging Issues Task Force Issue "EITF" 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. EITF 99-20 states that interest income earned on retained or purchased beneficial interests in securitized financial assets should be recognized over the life of the investment based on an anticipated yield determined by periodically estimating cash flows. Interest income should be revised prospectively for changes in cash flows. Additionally, impairment should be recognized if the fair value of the beneficial interest has declined below its carrying amount and the decline is other than temporary. The impact of adoption was not significant to the Companies financial position or results of operations.

Pending Accounting Standards: Goodwill: In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Companies are required to adopt the new rules effective January 1, 2002. The Companies are evaluating the impact of the adoption of these standards and have not yet determined the effect of adoption on their financial position and results of operations.

RECLASSIFICATIONS
Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 financial statement presentation.

2.   BASIS OF FINANCIAL REPORTING
---------------------------------

The financial statements of the Companies differ from related statutory-basis financial statements principally as follows: (1) acquisition costs of acquiring new business are deferred and amortized over the life of the policies rather than charged to operations as incurred; (2) an asset representing the present value of future cash flows from insurance contracts acquired was established as a result of the merger/acquisition and is amortized and charged to expense; (3) future policy benefit reserves for divisions with fixed interest guarantees of the variable insurance products are based on full account values, rather than the greater of cash surrender value or amounts derived from discounting methodologies utilizing statutory interest rates; (4) reserves are reported before reduction for reserve credits related to reinsurance ceded and a receivable is established, net of an allowance for uncollectible amounts, for these credits rather than presented net of these credits; (5) fixed maturity investments are designated as "available for sale" and valued at fair value with unrealized appreciation/depreciation, net of adjustments to value of purchased insurance in force, deferred policy acquisition costs, and deferred income taxes (if applicable), credited/charged directly to stockholder's equity rather than valued at amortized cost; (6) the carrying value of fixed maturities is reduced to fair value by a charge to realized losses in the Statements of Operations when declines in carrying value are judged to be other than temporary, rather than through the establishment of a formula-determined statutory investment reserve (carried as a liability), changes in which are charged directly to surplus; (7) deferred income taxes are provided for the difference between the financial statement and income tax bases of assets and liabilities; (8) net realized gains or losses attributed to changes in the level of interest rates in the market are recognized when the sale is completed rather than deferred and amortized over the remaining life of the fixed maturity security; (9) a liability is established for anticipated guaranty fund assessments, net of related anticipated premium tax credits, rather than capitalized when assessed and amortized in accordance with procedures permitted by insurance regulatory authorities; (10) revenues for variable insurance products consist of policy charges applicable to each contract for the cost of insurance, policy administration charges, amortization of policy initiation fees, and surrender charges assessed rather than premiums received; (11) the financial statements of Golden American's wholly owned subsidiary are consolidated rather than recorded at the equity in net assets; (12) surplus notes are reported as liabilities rather than as surplus; and (13) assets and liabilities are restated to fair values when a change in ownership occurs, with provisions for goodwill and other intangible assets, rather than continuing to be presented at historical cost.

The net loss for Golden American as determined in accordance with statutory accounting practices was $156.4 million in 2001, $71.1 million in 2000, and $85.6 million in 1999. Total statutory capital and surplus was $451.6 million and $406.9 million at December 31, 2001 and 2000, respectively.

The National Association of Insurance Commissioners has revised the Accounting Practices and Procedures Manual, the guidance that defines statutory accounting principles. The revised manual was effective January 1, 2001, and has been adopted, at least in part, by the States of Delaware and New York, which are the states of domicile for Golden American and First Golden, respectively. The revised manual resulted in changes to the accounting practices that the Companies use to prepare their statutory-basis financial statements. The impact of these changes to the Companies' statutory-basis capital and surplus as of January 1, 2001 was not significant.

3.   INVESTMENT OPERATIONS
--------------------------

INVESTMENT RESULTS
Major categories of net investment income are summarized below:

     YEAR ENDED DECEMBER 31,                     2001        2000        1999
                                               --------------------------------
                                                     (Dollars in thousands)

     Fixed maturities ......................   $ 83,654    $ 55,302    $ 50,352
     Equity securities .....................         --         248         515
     Mortgage loans on real estate .........     11,205       7,832       7,074
     Policy loans ..........................        793         516         485
     Short-term investments and cash and
        cash equivalents ...................      2,605       2,253       2,583
     Other, net ............................        598         543         388
                                               --------------------------------
     Gross investment income ...............     98,855      66,694      61,397
     Less investment expenses ..............     (4,459)     (2,554)     (2,228)
                                               --------------------------------
     Net investment income .................   $ 94,396    $ 64,140    $ 59,169
                                               ================================


Realized losses on investments follows:

     YEAR ENDED DECEMBER 31,                     2001        2000        1999
                                               --------------------------------
                                                     (Dollars in thousands)

     Fixed maturities, available for sale ..   $ (4,848)   $ (6,289)   $ (2,910)
     Equity securities .....................     (1,622)       (213)         --
     Mortgage loans on real estate .........         --         (52)        (13)
                                               --------------------------------
     Realized losses on investments ........   $ (6,470)   $ (6,554)   $ (2,923)
                                               ================================


The change in unrealized appreciation (depreciation) of securities at fair value follows:

     YEAR ENDED DECEMBER 31,                     2001        2000        1999
                                               --------------------------------
                                                     (Dollars in thousands)

     Fixed maturities, available for sale ..   $ 18,559    $ 16,558    $(24,944)
     Equity securities .....................      1,801      (4,198)      5,301
                                               --------------------------------
     Change in unrealized appreciation
        (depreciation) of securities .......   $ 20,360    $ 12,360    $(19,643)
                                               ================================

At December 31, 2001 and December 31, 2000, amortized cost, gross unrealized gains and losses, and estimated fair values of fixed maturities, all of which are designated as available for sale, follows:

                                                      Gross       Gross       Estimated
                                       Amortized   Unrealized   Unrealized      Fair
December 31, 2001                         Cost        Gains       Losses        Value
                                      --------------------------------------------------
                                                    (Dollars in thousands)
   U.S. government and governmental
    agencies and authorities ......   $  132,081   $      479   $   (3,435)   $  129,125
   Public utilities ...............       39,775          345       (1,374)       38,746
   Foreign government .............      143,574        3,326         (213)      146,687
   Corporate securities ...........    1,111,798       15,027      (10,037)    1,116,788
   Other asset-backed securities ..      388,250        7,233       (1,647)      393,836
   Mortgage-backed securities .....      167,049        3,554         (872)      169,731
                                      --------------------------------------------------
   Total ..........................   $1,982,527   $   29,964   $  (17,578)   $1,994,913
                                      ==================================================

                                                      Gross       Gross       Estimated
                                       Amortized   Unrealized   Unrealized      Fair
December 31, 2000                         Cost        Gains       Losses        Value
                                      -------------------------------------------------
                                                    (Dollars in thousands)

   U.S. government and governmental
    agencies and authorities ......   $   18,607   $      580   $      (16)   $  19,171
   Public utilities ...............       54,132          294       (1,600)      52,826
   Corporate securities ...........      355,890        1,318       (8,006)     349,202
   Other asset-backed securities ..      223,787        2,166       (1,831)     224,122
   Mortgage-backed securities .....      146,335        1,465         (543)     147,257
                                      -------------------------------------------------
   Total ..........................   $  798,751   $    5,823   $  (11,996)   $ 792,578
                                      =================================================

Short-term investments and cash and cash equivalents have been excluded from the above schedules. Amortized cost approximates fair value for these securities. At December 31, 2001, net unrealized investment gain on fixed maturities designated as available for sale totaled $12,386,000. Appreciation of $3,816,000 was included in stockholder's equity at December 31, 2001 (net of adjustments of $535,000 to VPIF, $5,979,000 to DPAC, and $2,056,000 to deferred income taxes). At December 31, 2000, net unrealized investment loss on fixed maturities designated as available for sale totaled $6,173,000. Depreciation of $1,447,000 was included in stockholder's equity at December 31, 2000 (net of adjustments of $801,000 to VPIF, $3,146,000 to DPAC, and $779,000 to deferred income taxes).

At December 31, 2001, net unrealized depreciation on equity securities was comprised entirely of gross depreciation of $19,000. At December 31, 2000, net unrealized depreciation on equity securities was comprised entirely of gross depreciation of $1,820,000.

Amortized cost and estimated fair value of fixed maturities designated as available for sale, by contractual maturity, at December 31, 2001 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         Amortized    Estimated
   December 31, 2001                                       Cost      Fair Value
                                                        -----------------------
                                                         (Dollars in thousands)

   Due within one year ..............................   $   78,928   $   79,718
   Due after one year through five years ............      369,061      377,078
   Due after five years through ten years ...........      731,087      729,731
   Due after ten years ..............................      248,152      244,819
                                                        -----------------------
                                                         1,427,228    1,431,346
   Other asset-backed securities ....................      388,250      393,836
   Mortgage-backed securities .......................      167,049      169,731
                                                        -----------------------
   Total ............................................   $1,982,527   $1,994,913
                                                        =======================

An analysis of sales, maturities, and principal repayments of the Companies' fixed maturities portfolio follows:

                                                             Gross     Gross      Proceeds
                                                Amortized   Realized  Realized      from
                                                  Cost       Gains     Losses       Sale
                                                ------------------------------------------
                                                           (Dollars in thousands)
   For the year ended December 31, 2001:
   Scheduled principal repayments, calls, and
     tenders ................................   $168,703   $     --   $     --    $168,703
   Sales ....................................    712,443      6,569     (7,027)    711,985
                                                ------------------------------------------
   Total ....................................   $881,146   $  6,569   $ (7,027)   $880,688
                                                ==========================================

   For the year ended December 31, 2000:
   Scheduled principal repayments, calls, and
     tenders ................................   $ 91,158   $    122   $     (1)   $ 91,279
   Sales ....................................    120,125        285     (6,553)    113,857
                                                ------------------------------------------
   Total ....................................   $211,283   $    407   $ (6,554)   $205,136
                                                ==========================================

   For the year ended December 31, 1999:
   Scheduled principal repayments, calls, and
     tenders ................................   $141,346   $    216   $   (174)   $141,388
   Sales ....................................     80,472        141     (1,454)     79,159
                                                ------------------------------------------
   Total ....................................   $221,818   $    357   $ (1,628)   $220,547
                                                ==========================================

Investment Valuation Analysis: The Companies analyze the investment portfolio at least quarterly in order to determine if the carrying value of any investment has been impaired. The carrying value of debt and equity securities is written down to fair value by a charge to realized losses when an impairment in value appears to be other than temporary. These impairment losses are included in the realized gains and losses on investments in the consolidated statement of operations.

During 2001, Golden American determined that the carrying value of eleven bonds exceeded their estimated net realizable value. As a result, as of December 31, 2001, Golden American recognized a total pre-tax loss of $4.4 million to reduce the carrying value of the bonds to their combined net realizable value of $5.5 million.

During the second quarter of 2000, Golden American determined that the carrying value of an impaired bond exceeded its estimated net realizable value. As a result, on June 30, 2000, Golden American recognized a total pre-tax loss of approximately $142,000 to reduce the carrying value of the bond to its net realizable value of $315,000 at December 31, 2000.

During the fourth quarter of 1998, Golden American determined that the carrying value of two bonds exceeded their estimated net realizable value. As a result, at December 31, 1998, Golden American recognized a total pre-tax loss of $973,000 to reduce the carrying value of the bonds to their combined net realizable value of $2,919,000. During the second quarter of 1999, further information was received regarding these bonds and Golden American determined that the carrying value of the two bonds exceeded their estimated net realizable value. As a result, at June 30, 1999, Golden American recognized a total pre-tax loss of $1,639,000 to further reduce the carrying value of the bonds to their combined net realizable value of $1,137,000. During the years 2000 and 2001, these bonds had no further reduction in carrying value.

Investments on Deposit: At December 31, 2001, bonds with a par value of $6,870,000, unchanged from December 31, 2000, were on deposit with regulatory authorities pursuant to certain statutory requirements.

Investment Diversifications: The Companies' investment policies require diversification by asset type and set limits on the amount which can be invested in an individual issuer. Such policies are at least as restrictive as applicable regulatory requirements. The following percentages relate to holdings at December 31, 2001 and December 31, 2000. Fixed maturities includes investments in industrials (37% in 2001, 29% in 2000), governmental securities (18% in 2001, 3% in 2000), mortgage-backed securities (16% in 2001, 26% in 2000), other asset-backed securities (12% in 2001, 20% in 2000), and financial companies (10% in 2001, 14% in 2000). Mortgage loans on real estate have been analyzed by geographical location with concentrations by state identified as Ohio (20% in 2001 and 4% in 2000) and California (18% in 2001 and 15% in 2000). There are no other concentrations of mortgage loans on real estate in any state exceeding ten percent at December 31, 2001 and 2000. Mortgage loans on real estate have also been analyzed by collateral type with significant concentrations identified in multi-family apartments (36% in 2001 and 10% in 2000), industrial buildings (19% in 2001, 35% in 2000), retail facilities (20% in 2001, 18% in 2000), and office buildings (21% in 2001, 29% in 2000). Equity securities are not significant to the Companies' overall investment portfolio.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 2001.

4.   DERIVATIVE INSTRUMENTS
---------------------------

The Companies may from time to time utilize various derivative instruments to manage interest rate and price risk (collectively, market risk). The Companies have appropriate controls in place, and financial exposures are monitored and managed by the Companies as an integral part of their overall risk management program. Derivatives are recognized on the balance sheet at their fair value. At December 31, 2001, the Companies did not utilize any such derivatives.

The estimated fair values and carrying amounts of the Companies' embedded derivatives at December 31, 2001 were $0, net of reinsurance. The estimated fair values and carrying amounts of the embedded derivatives on a direct basis, before reinsurance, were $3.1 million.

The fair value of these instruments was estimated based on quoted market prices, dealer quotations or internal estimates.

5.   COMPREHENSIVE INCOME
-------------------------

Comprehensive income includes all changes in stockholder's equity during a period except those resulting from investments by and distributions to the stockholder. Other comprehensive income excludes net investment losses included in net income, which merely represent transfers from unrealized to realized gains and losses. These amounts total $3,213,000, $1,751,000, and $1,468,000 in the years ended December 31, 2001, 2000, and 1999, respectively. Such amounts, which have been measured through the date of sale, are net of income taxes and adjustments to VPIF and DPAC totaling $3,257,000, $4,751,000, and $1,441,000 in the years ended December 31, 2001, 2000, and 1999, respectively.

6.   FAIR VALUES OF FINANCIAL INSTRUMENTS
-----------------------------------------

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of estimated fair value of all financial instruments, including both assets and liabilities recognized and not recognized in a company's balance sheet, unless specifically exempted. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires additional disclosures about derivative financial instruments. Most of the Companies' investments, investment contracts, and debt fall within the standards' definition of a financial instrument. Fair values for the Companies' insurance contracts other than investment contracts are not required to be disclosed. In cases where quoted market prices are not available, estimated fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accounting, actuarial, and regulatory bodies are continuing to study the methodologies to be used in developing fair value information, particularly as it relates to such things as liabilities for insurance contracts. Accordingly, care should be exercised in deriving conclusions about the Companies' business or financial condition based on the information presented herein.

The Companies closely monitor the composition and yield of invested assets, the duration and interest credited on insurance liabilities, and resulting interest spreads and timing of cash flows. These amounts are taken into consideration in the Companies' overall management of interest rate risk, which attempts to minimize exposure to changing interest rates through the matching of investment cash flows with amounts expected to be due under insurance contracts. These assumptions may not result in values consistent with those obtained through an actuarial appraisal of the Companies' business or values that might arise in a negotiated transaction.

The following compares carrying values as shown for financial reporting purposes with estimated fair values:

DECEMBER 31                                             2001                        2000
                                              ----------------------------------------------------
                                                             Estimated                   Estimated
                                                Carrying       Fair         Carrying       Fair
                                                 Value         Value         Value        Value
                                              ----------------------------------------------------
                                                              (Dollars in thousands)
ASSETS
   Fixed maturities, available for sale ...   $ 1,994,913   $ 1,994,913   $   792,578   $  792,578
   Equity securities ......................            55            55         6,791        6,791
   Mortgage loans on real estate ..........       213,883       219,158        99,916      100,502
   Policy loans ...........................        14,847        14,847        13,323       13,323
   Short-term investments .................        10,021        10,021       106,775      106,775
   Cash and cash equivalents ..............       195,726       195,726        63,207       63,207
   Separate account assets ................    10,958,191    10,958,191     9,831,489    9,831,489

LIABILITIES
   Annuity products .......................     2,162,381     1,983,833     1,047,932      962,810
   Surplus notes ..........................       245,000       358,064       245,000      204,455
   Revolving note payable .................         1,400         1,400            --           --
   Separate account liabilities ...........    10,958,191    10,958,191     9,831,489    9,831,489

The following methods and assumptions were used by the Companies in estimating fair values.

Fixed maturities: Estimated fair values of conventional mortgage-backed securities not actively traded in a liquid market and publicly traded securities are estimated using a third party pricing process. This pricing process uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities.

Equity securities: Estimated fair values of equity securities, which consist of the Companies' investment in the portfolios underlying its separate accounts, are based upon the quoted fair value of individual securities comprising the individual portfolios. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable returns and quality.

Mortgage loans on real estate: Fair values are estimated by discounting expected cash flows, using interest rates currently offered for similar loans.

Policy loans: Carrying values approximate the estimated fair value for policy loans.

Short-term investments and cash and cash equivalents: Carrying values reported in the Companies' historical cost basis balance sheet approximate estimated fair value for these instruments due to their short-term nature.

Separate account assets: Separate account assets are reported at the quoted fair values of the individual securities in the separate accounts.

Annuity products: Estimated fair values of the Companies' liabilities for future policy benefits for the divisions of the variable annuity products with fixed interest guarantees and for supplemental contracts without life contingencies are stated at cash surrender value, the cost the Companies would incur to extinguish the liability.

Surplus notes: Estimated fair value of the Companies' surplus notes were based upon discounted future cash flows using a discount rate approximating the current market value.

Revolving note payable: Carrying value reported in the Companies' historical cost basis balance sheet approximates estimated fair value for this instrument, as the agreement carries a variable interest rate provision.

Separate account liabilities: Separate account liabilities are reported at full account value in the Companies' historical cost balance sheet. Estimated fair values of separate account liabilities are equal to their carrying amount.

7.   VALUE OF PURCHASED INSURANCE IN FORCE
------------------------------------------

As a result of the merger, a portion of the purchase price was allocated to the right to receive future cash flows from existing insurance contracts. This allocated cost represents VPIF, which reflects the value of those purchased policies calculated by discounting actuarially determined expected future cash flows at the discount rate determined by the purchaser. Interest was accrued at a rate of 7.37% during 2001 (7.32% during 2000, and 7.33% during 1999).

A reconciliation of the change in the VPIF asset follows:

     YEAR ENDED DECEMBER 31,                     2001        2000        1999
                                               --------------------------------
                                                    (Dollars in thousands)

     Beginning balance .....................   $ 25,942    $ 31,727    $ 35,977
       Accretion of interest ...............      1,617       2,016       2,372
       Amortization of asset ...............     (6,020)     (6,817)     (8,610)
       Adjustment for unrealized
         gains (losses) ....................     (1,336)       (984)      1,988
                                               --------------------------------
     Ending balance ........................   $ 20,203    $ 25,942    $ 31,727
                                               ================================

Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the expected approximate net amortization relating to VPIF as of December 31, 2001, is $3.1 million in 2002, $2.8 million in 2003, $2.4 million in 2004, $1.9 million in 2005, and $1.4 million in 2006. Actual amortization may vary based upon changes in assumptions and experience.

8.   INCOME TAXES
-----------------

Golden American files a consolidated federal income tax return with First Golden. Golden American has a tax allocation agreement with First Golden whereby Golden American charges its subsidiary for taxes it would have incurred were it not a member of the consolidated group and credits the member for losses used in consolidation.

At December 31, 2001, the Companies have net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $345,859,000. Approximately $5,094,000, $3,354,000, $50,449,000, $94,078,000 $91,107,000 and
$101,777,000 of these NOL carryforwards are available to offset future taxable income of the Companies through the years 2011, 2012, 2013, 2014, 2015 and 2016, respectively.

Income Tax Expense (Benefit)
Income tax expense (benefit) included in the consolidated financial statements follows:

     YEAR ENDED DECEMBER 31,                     2001        2000        1999
                                               --------------------------------
                                                    (Dollars in thousands)

     Current ...............................   $    782    $    (46)   $     --
     Deferred ..............................       (606)     13,282       8,077
                                               --------------------------------
                                               $    176    $ 13,236    $  8,077
                                               ================================

The effective tax rate on income before income taxes is different from the prevailing federal income tax rate. A reconciliation of this difference follows:

     YEAR ENDED DECEMBER 31,                     2001        2000        1999
                                               --------------------------------
                                                    (Dollars in thousands)

     Income before income taxes ............   $ (3,778)   $ 32,416    $ 19,291
                                               ================================

     Income tax at federal statutory rate .. $ (1,322) $ 11,346 $ 6,752 Tax effect of:
       Goodwill amortization ...............      1,033       1,033       1,033
       Meals and entertainment .............        480         292         199
       Other items .........................        (15)        565          93
                                               --------------------------------
     Income tax expense ....................   $    176    $ 13,236    $  8,077
                                               ================================

DEFERRED INCOME TAXES
The tax effect of temporary differences giving rise to the Companies' deferred income tax assets and liabilities at December 31, 2001 and 2000 follows:

   DECEMBER 31                                              2001          2000
   ----------------------------------------------------------------------------
                                                         (Dollars in thousands)
   Deferred tax assets:
      Net unrealized depreciation of securities
        at fair value ................................   $       7    $     637
      Net unrealized depreciation of available
        for sale fixed maturities ....................          --          779
      Future policy benefits .........................     176,331      163,691
      Net operating loss carryforwards ...............     121,711       66,380
                                                         ----------------------
                                                           298,049      231,487

   Deferred tax liabilities:
      Tax deductible goodwill ........................      (3,547)      (2,696)
      Net unrealized appreciation of available
         for sale fixed maturities ...................      (2,056)          --
      Fixed maturity securities ......................     (17,812)     (17,774)
      Deferred policy acquisition costs ..............    (222,781)    (184,743)
      Value of purchased insurance in force ..........      (6,894)      (8,512)
      Other ..........................................     (57,571)     (23,723)
                                                         ----------------------
                                                          (310,661)    (237,448)
                                                         ----------------------
   Valuation allowance ...............................          --       (1,416)
                                                         ----------------------
   Net deferred income tax liability .................   $ (12,612)   $  (7,377)
                                                         ======================

At December 31, 2001, the Companies reported, for financial statement purposes, net unrealized gains on certain investments that generated deferred tax liabilities which have been recognized for tax purposes. At December 31, 2000, the Companies reported, for financial statement purposes, unrealized losses on certain investments, which have not been recognized for tax purposes. Since it was uncertain as to whether these capital losses, if ever realized, could be utilized to offset capital gains, a valuation allowance was established for the tax effect of the financial statement losses.

The Companies establish reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

9.   RETIREMENT PLANS AND EMPLOYEE STOCK COMPENSATION
-----------------------------------------------------

DEFINED BENEFIT PLANS
In 2001, 2000 and 1999, the Companies were allocated their share of the pension liability associated with their employees. During these years, the Companies' employees were covered by the employee retirement plan of Equitable Life. Further, Equitable Life sponsors a defined contribution plan that is qualified under Internal Revenue Code Section 401(k).

As of December 31, 2001, the qualified pension benefit plans of certain United States subsidiaries of ING North America Insurance Corporation ("ING North America"), including Equitable Life, were merged into one plan which will be recognized in ING North America's financial statements. The Companies also transferred their pension liabilities to the Parent at that date. In exchange for these liabilities, the Companies received a capital contribution, net of taxes, from the Parent.

The following tables summarize the benefit obligations and the funded status for pension benefits over the two-year period ended December 31, 2001:

                                                           2001         2000
                                                         ----------------------
                                                         (Dollars in thousands)
     Change in benefit obligation:
       Benefit obligation at January 1 ...............   $  7,906      $  4,221
       Service cost ..................................      1,998         1,569
       Interest cost .................................        768           554
       Actuarial (gain) loss .........................     (2,710)        1,562
       Plan Amendments ...............................       (171)           --
       Transfer of benefit obligation to the Parent ..     (7,791)           --
                                                         ----------------------
       Benefit obligation at December 31 .............   $     --      $  7,906
                                                         ======================
     Funded status:
       Funded status at December 31 prior to the
         transfer of the benefit obligation to
         the Parent ..................................   $ (7,791)     $ (7,906)
       Unrecognized past service cost ................     (1,117)          141
       Unrecognized net loss .........................         (8)        1,627
       Transfer of the funded status to the Parent ...      8,916            --
                                                         ----------------------
       Net amount recognized .........................   $     --      $ (6,138)
                                                         ======================

Prior to the merger of the qualified benefit plans of ING's US subsidiaries at December 31, 2001, the Companies' plan assets were held by Equitable Life, an affiliate. During 1998, the Equitable Life Employee Pension Plan began investing in an undivided interest of the ING-NA Master Trust (the "Master Trust"). Boston Safe Deposit and Trust Company holds the Master Trust's investment assets.

The weighted-average assumptions used in the measurement of the Companies' December 31, 2001 benefit obligation, prior to the merger of the qualified benefit plans of ING, follows:

     DECEMBER 31                                           2001         2000
                                                       -------------------------

     Discount rate ...............................         7.50%        7.75%
     Expected return on plan assets ..............         9.25         9.25
     Rate of compensation increase ...............         4.50         5.00


The following table provides the net periodic benefit cost for the fiscal years 2001, 2000, and 1999:

     YEAR ENDED DECEMBER 31,                        2001       2000       1999
                                                  -----------------------------
                                                      (Dollars in thousands)

     Service cost ...........................     $ 1,998    $ 1,569    $ 1,500
     Interest cost ..........................         768        554        323
     Unrecognized past service cost .........          11         --         --
                                                  -----------------------------
     Net periodic benefit cost ..............     $ 2,777    $ 2,123    $ 1,823
                                                  =============================

There were no gains or losses resulting from curtailments or settlements during 2001, 2000, or 1999.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $0 as of December 31, 2001 and $7,906,000, $4,701,000, and $0, respectively, as of December 31, 2000.

10.  RELATED PARTY TRANSACTIONS
-------------------------------

Operating Agreements: Directed Services, Inc. ("DSI"), an affiliate, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) and distributor of the variable insurance products issued by the Companies. DSI is authorized to enter into agreements with broker/dealers to distribute the Companies' variable products and appoint representatives of the broker/dealers as agents. For the years ended December 31, 2001, 2000, and 1999, the Companies paid commissions to DSI totaling $229,726,000, $208,883,000, and $181,536,000, respectively.

Golden American provides certain managerial and supervisory services to DSI. The fee paid by DSI for these services is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 2001, 2000, and 1999, the fee was $23,138,000, $21,296,000, and $10,136,000,
respectively.

Effective January 1, 1998, the Companies have an asset management agreement with ING Investment Management LLC ("ING IM"), an affiliate, in which ING IM provides asset management and accounting services. Under the agreement, the Companies record a fee based on the value of the assets under management. The fee is payable quarterly. For the years ended December 31, 2001, 2000, and 1999, the Companies incurred fees of $4,392,000, $2,521,000, and $2,227,000, respectively, under this agreement.

Golden American has a guaranty agreement with Equitable Life. In consideration of an annual fee, payable June 30, Equitable Life guarantees to Golden American that it will make funds available, if needed, to Golden American to pay the contractual claims made under the provisions of Golden American's life insurance and annuity contracts. The agreement is not, and nothing contained therein or done pursuant thereto by Equitable Life shall be deemed to constitute, a direct or indirect guaranty by Equitable Life of the payment of any debt or other obligation, indebtedness, or liability, of any kind or character whatsoever, of Golden American. The agreement does not guarantee the value of the underlying assets held in separate accounts in which funds of variable life insurance and variable annuity policies have been invested. The calculation of the annual fee is based on risk based capital. On June 30, 2001 and 2000, Golden American incurred a fee of $12,000 and $7,000, respectively, under this agreement. No annual fee was paid in 1999.

Golden American provides certain advisory, computer, and other resources and services to Equitable Life. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $8,192,000, $6,193,000, and $6,107,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

The Companies have a service agreement with Equitable Life in which Equitable Life provides administrative and financial related services. Under this agreement, the Companies incurred expenses of $309,000, $1,270,000, and $1,251,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

During 2001, the State of Delaware Insurance Department approved expense sharing agreements with ING America Insurance Holdings, Inc. ("ING AIH") for administrative, management, financial, and information technology services. Under these agreements with ING AIH, Golden American incurred expenses of $23,153,000 for the year ended December 31, 2001.

First Golden provided resources and services to DSI. Revenues for these services, which reduce general expenses incurred by the Companies, totaled $139,000, $223,000, and $387,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Golden American provides resources and services to ING Mutual Funds Management Co., LLC, an affiliate. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $478,000, $455,000, and $244,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Golden American provides resources and services to United Life & Annuity Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $383,000, $593,000 and $460,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

The Companies provide resources and services to Security Life of Denver Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by the Companies, totaled $326,000, $261,000 and $216,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

The Companies provide resources and services to Southland Life Insurance Company, an affiliate. Revenues for these services, which reduce general expenses incurred by the Companies, totaled $132,000, $115,000 and $103,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

In 2001, 2000, and 1999, the Companies received 14.0%, 11.3%, and 10.0% of total premiums, net of reinsurance, for variable products sold through eight affiliates as noted in the following table:

     YEAR ENDED DECEMBER 31,                      2001        2000       1999
                                                -------------------------------
                                                    (Dollars in thousands)

     LSSI....................................   $ 124.4     $ 127.0     $ 168.5
     Vestax Securities Corporation...........      35.3        47.2        88.1
     DSI.....................................       1.1         1.4         2.5
     Multi-Financial Securities Corporation..
                                                   26.2        38.6        44.1
     IFG Network Securities, Inc.............      12.8        23.1        25.8
     Washington Square ......................      99.2        44.6          --
     Primevest...............................      46.0         6.2          --
     Compulife...............................       6.6         2.7          --
                                                -------------------------------
     Total...................................   $ 351.6     $ 290.8     $ 329.0
                                                ===============================

Modified Coinsurance Agreement: On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. The financial statements are presented net of the effects of the agreement.

Under this agreement, Golden American received a net reimbursement of expenses and charges of $224.5 million and $218.8 million for the years ended December 31, 2001 and 2000, respectively. This was offset by a decrease in policy acquisition costs deferred of $257.5 million and $223.7 million, respectively, for the same periods. As at December 31, 2001 and 2000, Golden American also had a payable to Equitable Life of $22.6 million and $16.3 million, respectively, due to the overpayment by Equitable Life of the cash settlement for the modified coinsurance agreement.

Reinsurance Agreement Covering Minimum Guaranteed Benefits: On December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International, Ltd., an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued on or after January 1, 2000. Golden American also obtained an irrevocable letter of credit through Bank of New York in the amount of $25 million related to this agreement. Effective December 24, 2001, the letter of credit amount was revised to $70 million. Under this agreement, Golden American recorded a reinsurance recoverable of $28.8 million and $14.6 million at December 31, 2001 and 2000, respectively.

Reciprocal Loan Agreement: Golden American maintains a reciprocal loan agreement with ING AIH, a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective January 1, 1998 and expires December 31, 2007, Golden American and ING AIH can borrow up to $65,000,000 from one another. Prior to lending funds to ING AIH, Golden American must obtain the approval from the Department of Insurance of the State of Delaware. Interest on any Golden American borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, Golden American incurred interest expense of $26,000, $481,000, and $815,000 for the years ended December 31, 2001, 2000, and 1999, respectively. At December 31, 2001, 2000, and 1999, Golden American did not have any borrowings or receivables from ING AIH under this agreement.

Surplus Notes: On December 30, 1999, Golden American issued an 8.179% surplus note in the amount of $50,000,000 to Equitable Life. The note matures on December 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $4,089,000 and $4,112,000 for the years ended December 31, 2001 and 2000, respectively. Golden American incurred no interest expense during the year ended December 31, 1999.

On December 8, 1999, Golden American issued a 7.979% surplus note in the amount of $35,000,000 to First Columbine Life Insurance Company ("First Columbine"), an affiliate. The note matures on December 7, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $2,792,000, $2,961,000, and $0 for the years ended December 31, 2001, 2000, and
1999, respectively.

On September 30, 1999, Golden American issued a 7.75% surplus note in the amount of $75,000,000 to ING AIH. The note matures on September 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $5,813,000, $5,813,000, and $1,469,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

On December 30, 1999, ING AIH assigned the note to Equitable Life. On December 30, 1998, Golden American issued a 7.25% surplus note in the amount of $60,000,000 to Equitable Life. The note matures on December 29, 2028. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $4,350,000 in 2001, unchanged from 2000 and 1999.

On December 17, 1996, Golden American issued an 8.25% surplus note in the amount of $25,000,000 to Equitable. The note matures on December 17, 2026. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors of Golden American. Any payment of principal made is subject to the prior approval of the Delaware Insurance Commissioner. Golden American incurred interest totaling $2,063,000 in 2001, unchanged from 2000 and 1999. On December 17, 1996, Golden American contributed the $25,000,000 to First Golden acquiring 200,000 shares of common stock (100% of outstanding stock).

As at December 31, 2000, Golden American also had a receivable of $35,000,000 from capital contributions made by EIC.

Stockholder's Equity: During 2001, 2000, and 1999, Golden American received capital contributions from EIC of $196,796,000, $80,000,000, and $121,000,000, respectively.

11.  COMMITMENTS AND CONTINGENCIES
----------------------------------

Reinsurance: At December 31, 2001, the Companies had reinsurance treaties with five unaffiliated reinsurers and three affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. Golden American remains liable to the extent reinsurers do not meet their obligations under the reinsurance agreements. Reinsurance ceded in force for life mortality risks were $94,783,000, and $105,334,000 at December 31, 2001 and 2000, respectively. At
December 31, 2001 and 2000, the Companies had net receivables of $55,951,000 and $33,973,000, respectively, for reinsurance claims, reserve credits, or other receivables from these reinsurers. At December 31, 2001 and 2000, respectively, these net receivables were comprised of $7,820,000 and $1,820,000, respectively, for claims recoverable from reinsurers, $3,376,000 and $4,007,000, respectively, for a payable for reinsurance premiums, $28,800,000 and $14,642,000, respectively, for reserve credits, and $22,707,000 and $21,518,000, respectively, for reinsured surrenders and allowances due from an unaffiliated reinsurer. Included in the accompanying financial statements, excluding the modified coinsurance agreements, are net considerations to reinsurers of $30,329,000, $21,655,000, and $9,883,000 and net policy benefits recoveries of $21,750,000, $8,927,000, and $3,059,000 for the years ended December 31, 2001,
2000, and 1999, respectively.

On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. At December 31, 2001 and 2000, Golden American had received a total settlement of $224.5 million and $218.8 million, respectively, under this agreement. The carrying value of the separate account liabilities covered under this agreement represent 31.9% and 17.6% of total separate account liabilities outstanding at December 31, 2001 and 2000, respectively. Golden American remains liable to the extent Equitable Life does not meet its obligations under the agreement. The accompanying statement of operations, statement of changes in stockholder's equity and statement of cash flows are presented net of the effects of the agreement.

On December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International, Ltd., an affiliate, covering variable annuity minimum guaranteed death benefits and guaranteed living benefits of variable annuities issued on or after January 1, 2000. Golden American also obtained an irrevocable letter of credit was obtained through Bank of New York in the amount of $25 million related to this agreement. Effective December 24, 2001, the letter of credit amount was revised to $70 million. Under this agreement, Golden American had reserve credits of $28,800,000 and $14,642,000 at December 31, 2001 and 2000, respectively.

On December 29, 2000, First Golden entered into a reinsurance treaty with London Life Reinsurance Company of Pennsylvania, an unaffiliated reinsurer, covering the minimum guaranteed death benefits of First Golden's variable annuities issued on or after January 1, 2000.

Effective June 1, 1994, Golden American entered into a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying financial statements are presented net of the effects of the treaty which decreased income by $458,000 for the year ended December 31, 2001 and increased income by $736,000, and $1,729,000 for the years ended December 31, 2000 and 1999, respectively.

Investment Commitments: At December 31, 2001, outstanding commitments to fund mortgage loans totaled $3,182,000 and outstanding commitments to fund fixed maturities totaled $22,000,000. There were no outstanding commitments to fund mortgage loans and fixed maturities at December 31, 2000.

Guaranty Fund Assessments: Assessments are levied on the Companies by life and health guaranty associations in most states in which the Companies are licensed to cover losses of policyholders of insolvent or rehabilitated insurers. In some states, these assessments can be partially recovered through a reduction in future premium taxes. The Companies cannot predict whether and to what extent legislative initiatives may affect the right to offset. The associated cost for a particular insurance company can vary significantly based upon its fixed account premium volume by line of business and state premiums as well as its potential for premium tax offset. The Companies have established an undiscounted reserve to cover such assessments, review information regarding known failures, and revise estimates of future guaranty fund assessments. Accordingly, the Companies accrued and charged to expense an additional $4,000, $3,000, and $3,000 for the years ended December 31, 2001, 2000, and 1999, respectively. At December 31, 2001, the Companies have an undiscounted reserve of $2,430,000, unchanged from December 31, 2000, to cover estimated future assessments (net of related anticipated premium tax credits) and have established an asset totaling $712,000, and $733,000, respectively, for assessments paid which may be recoverable through future premium tax offsets. The Companies believe this reserve is sufficient to cover expected future guaranty fund assessments based upon previous premiums and known insolvencies at this time.

Litigation: The Companies, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitrations. In some class action and other actions involving insurers, substantial damages have been sought and/or material settlement or award payments have been made. The Companies currently believe no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Companies.

Vulnerability from Concentrations: The Companies have various concentrations in the investment portfolio (see Note 3 for further information). The Companies' asset growth, net investment income, and cash flow are primarily generated from the sale of variable insurance products and associated future policy benefits and separate account liabilities. Substantial changes in tax laws that would make these products less attractive to consumers and extreme fluctuations in interest rates or stock market returns, which may result in higher lapse experience than assumed, could cause a severe impact to the Companies' financial condition. Two broker/dealers, having at least ten percent of total net premiums, generated 21% of the Companies' variable annuity sales during 2001 (11% by one broker dealer during 2000 and 28% by two broker/dealers during 1999). Two broker dealers, having at least ten percent of total gross premiums, generated 22% of the Companies' sales during 2001 (21% and 30% by two broker/dealers during 2000 and 1999, respectively). The Premium Plus product generated 43% of the Companies' sales during 2001 (71% during 2000 and 79% during 1999). The ES II product generated 14% of the Companies' sales during 2001 (12% during 2000 and 9% during 1999). The Guarantee product, introduced in the fourth quarter of 2000, generated 22% of the Companies' sales during 2001 (4% during 2000).

Leases: The Companies lease their home office space, certain other equipment, and capitalized computer software under operating leases which expire through 2020. During the years ended December 31, 2001, 2000, and 1999, rent expense totaled $4,298,000, $2,874,000, and $2,273,000, respectively. At December 31,
2001, minimum rental payments due under all non-cancelable operating leases with initial terms of one year or more are: 2002 - $3,608,000; 2003 - $2,912,000;
2004 - $2,455,000; 2005 - $2,455,000; 2006 - $2,420,000, and 2007 and thereafter
- $32,451,000.

Revolving Note Payable: To enhance short-term liquidity, the Companies established a revolving note payable with SunTrust Bank, Atlanta (the "Bank"). These revolving notes payable were amended and restated in April 2001 with an expiration date of May 31, 2002. The note was approved by the Boards of Directors of Golden American and First Golden on August 5, 1998 and September 29, 1998, respectively. The total amount the Companies may have outstanding is $85,000,000, of which Golden American and First Golden have individual credit sublimits of $75,000,000 and $10,000,000, respectively. The note accrues interest at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.225% or (2) a rate quoted by the Bank to the Companies for the advance. The terms of the agreement require the Companies to maintain the minimum level of Company Action Level Risk Based Capital as established by applicable state law or regulation. During the years ended December 31, 2001, 2000, and 1999, the Companies incurred interest expense of $119,000, $87,000, and $198,000, respectively.

At December 31, 2001, the Companies had a $1,400,000 note payable to the Bank under this agreement. At December 31, 2000, there were no amounts outstanding under this agreement.

12.  CHANGE OF OWNERSHIP OF GOLDEN AMERICAN
-------------------------------------------

On December 3, 2001, the Board of Directors of EIC approved a plan to contribute its holding of 100% of the stock of its wholly owned subsidiary, Golden American to another wholly owned subsidiary, Equitable Life. The contribution of stock occurred on December 31, 2001, following approval granted by the Insurance Department of the State of Delaware.

13.  MERGER OF FIRST GOLDEN WITH RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
-----------------------------------------------------------------------------

A filing was made on October 31, 2001 in accordance with Item 5 of Form 8-K:
Other Events and Regulation FD Disclosure. The purpose of the filing was to report that on September 25, 2001, the Board of Directors of First Golden approved a plan of merger to merge First Golden into ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate. The merger is currently anticipated to be effective on April 1, 2002, or shortly thereafter, subject to the approval of the Insurance Departments of the States of New York and Delaware.

14.  QUARTERLY DATA (UNAUDITED)
-------------------------------

QUARTER ENDED 2001                     FIRST     SECOND      THIRD      FOURTH
                                     ------------------------------------------
                                               (Dollars in thousands)

Total revenue ...................    $ 72,139   $ 65,435   $ 70,108    $ 69,128
                                     ------------------------------------------
Income (loss) before income taxes      14,267      5,575    (14,329)     (9,291)
Income taxes ....................       5,334      2,373     (5,638)     (1,893)
                                     ------------------------------------------
Net income (loss) ...............    $  8,933   $  3,202   $ (8,691)   $ (7,398)
                                     ==========================================


QUARTER ENDED 2000                     FIRST     SECOND      THIRD      FOURTH
                                     ------------------------------------------
                                               (Dollars in thousands)

Total revenue ...................    $ 55,056   $ 53,672   $ 57,194    $ 59,523
                                     ------------------------------------------
Income before income taxes ......       3,511     10,168     14,207       4,530
Income taxes ....................       1,621      3,981      4,200       3,434
                                     ------------------------------------------
Net income ......................    $  1,890   $  6,187   $ 10,007    $  1,096
                                     ==========================================

FINANCIAL STATEMENTS
Golden American Life Insurance Company
Separate Account B
YEAR ENDED DECEMBER 31, 2001
WITH REPORT OF INDEPENDENT AUDITORS

                     Golden American Life Insurance Company
                               Separate Account B

                              Financial Statements

                          Year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statement of Assets and Liabilities............................................3
Statement of Operations.......................................................10
Statements of Changes in Net Assets...........................................17
Notes to Financial Statements.................................................24

                         Report of Independent Auditors

The Board of Directors and Participants
Golden American Life Insurance Company

We have audited the accompanying statement of assets and liabilities of Golden American Life Insurance Company Separate Account B (comprised of the Liquid Asset, Limited Maturity Bond, Large Cap Value, Hard Assets, All-Growth, All Cap, Real Estate, Fully Managed, Equity Income, Capital Appreciation, Rising Dividends, Emerging Markets, Market Manager, Value Equity, Strategic Equity, Small Cap, Managed Global, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Core Bond, Developing World, Growth Opportunities, Asset Allocation Growth, Diversified Mid-Cap, Investors, Growth and Income, Special Situations, Internet Tollkeeper, International Equity, Pilgrim Worldwide Growth, Pilgrim Growth Opportunities, Pilgrim MagnaCap, Pilgrim Small Cap Opportunities, Pilgrim Convertible Class, Pilgrim Growth and Income, Pilgrim LargeCap Growth, PIMCO High Yield Bond, PIMCO StocksPLUS Growth and Income, Prudential Jennison, SP Jennison International Growth, Appreciation, Smith Barney High Income, Smith Barney Large Cap Value, Smith Barney International All Cap Growth, Smith Barney Money Market, Asset Allocation, Equity, Galaxy Growth and Income, High Quality Bond, Small Company Growth, Alliance Bernstein Value, Alliance Growth and Income, Premier Growth, GET Fund - Series N, GET Fund - Series P, GET Fund - Series Q, Value Opportunity, Index Plus Large Cap, Index Plus Mid Cap, Index Plus Small Cap, AIM V.I. Dent Demographic Trends, AIM V.I. Growth Fund, Brinson Tactical Allocation, Equity-Income, Growth, Contrafund, Financial Services, Health Sciences, Utilities, Janus Aspen Worldwide Growth, PPI MFS Capital Opportunities, Pioneer Fund VCT, Pioneer Small Company VCT, Pioneer Mid-Cap Value VCT, Bull, Small-Cap, Europe 30, Putnam Growth and Income, International Growth and Income, and Voyager Divisions) as of December 31, 2001, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the mutual funds' transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden American Life Insurance Company Separate Account B at December 31, 2001 and the results of its operations and changes in its net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.



Atlanta, Georgia
February 15, 2002



                                      Golden American Life Insurance Company
                                                Separate Account B

                                        Statement of Assets and Liabilities

                                                 December 31, 2001
                                              (DOLLARS IN THOUSANDS)




                                                   LIMITED         LARGE CAP           HARD           ALL            REAL
                               LIQUID ASSET     MATURITY BOND        VALUE            ASSETS          CAP           ESTATE
                                  SERIES            SERIES           SERIES           SERIES         SERIES         SERIES
                           --------------------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value         $  1,071,485        $ 364,062      $ 275,489         $ 33,209      $ 299,314      $ 126,169
                           --------------------------------------------------------------------------------------------------
Total assets                       1,071,485          364,062        275,489           33,209        299,314        126,169
                           --------------------------------------------------------------------------------------------------

Net assets                      $  1,071,485        $ 364,062      $ 275,489         $ 33,209      $ 299,314      $ 126,169
                           ==================================================================================================

Net assets:
  Accumulation units            $  1,071,437        $ 363,844      $ 275,489         $ 33,165      $ 299,314      $ 126,057
  Contracts in payout
    (annuitization)
    period                                48              218              -               44              -            112
                           --------------------------------------------------------------------------------------------------
Total net assets                $  1,071,485        $ 364,062      $ 275,489         $ 33,209      $ 299,314      $ 126,169
                           ==================================================================================================


Total number of shares:        1,071,485,356       33,035,775     27,061,741        3,392,106     25,959,582      8,067,044
                           ==================================================================================================

Cost of shares:                 $  1,071,485        $ 364,901      $ 277,825         $ 36,213      $ 302,930      $ 124,881
                           ==================================================================================================



SEE ACCOMPANYING NOTES.


                                                                  3


                                        Golden American Life Insurance Company
                                                  Separate Account B

                                    Statement of Assets and Liabilities (continued)

                                                   December 31, 2001
                                                (DOLLARS IN THOUSANDS)




                               FULLY        EQUITY        CAPITAL         RISING          VALUE     STRATEGIC
                              MANAGED       INCOME      APPRECIATION     DIVIDENDS       EQUITY       EQUITY
                              SERIES        SERIES         SERIES         SERIES         SERIES       SERIES
                         ----------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value     $ 644,971     $ 416,763      $ 440,209       $ 732,049     $ 199,039     $ 259,382
                         ----------------------------------------------------------------------------------------
Total assets                  644,971       416,763        440,209         732,049       199,039       259,382
                         ----------------------------------------------------------------------------------------

Net assets                  $ 644,971     $ 416,763      $ 440,209       $ 732,049     $ 199,039     $ 259,382
                         ========================================================================================

Net assets:
  Accumulation units        $ 644,164     $ 415,835      $ 439,644       $ 731,833     $ 199,011     $ 259,005
  Contracts in payout
    (annuitization)
    period                        807           928            565             216            28           377
                         ----------------------------------------------------------------------------------------
Total net assets            $ 644,971     $ 416,763      $ 440,209       $ 732,049     $ 199,039     $ 259,382
                         ========================================================================================


Total number of shares:    36,855,530    36,526,275     31,000,609      35,867,139    12,799,939    19,709,934
                         ========================================================================================

Cost of shares:             $ 626,149     $ 429,510      $ 556,440       $ 809,758     $ 205,495     $ 297,335
                         ========================================================================================



SEE ACCOMPANYING NOTES.


                                                                 4


                                        Golden American Life Insurance Company
                                                  Separate Account B

                                    Statement of Assets and Liabilities (continued)

                                                   December 31, 2001
                                                (DOLLARS IN THOUSANDS)




                               SMALL        MANAGED        MID-CAP          CAPITAL                         TOTAL
                                CAP          GLOBAL         GROWTH           GROWTH        RESEARCH        RETURN
                              SERIES         SERIES         SERIES           SERIES         SERIES         SERIES
                         -------------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value     $ 480,513      $ 250,388      $ 928,290        $ 395,434      $ 637,711       $ 793,394
                         -------------------------------------------------------------------------------------------
Total assets                  480,513        250,388        928,290          395,434        637,711         793,394
                         -------------------------------------------------------------------------------------------

Net assets                  $ 480,513      $ 250,388      $ 928,290        $ 395,434      $ 637,711       $ 793,394
                         ===========================================================================================

Net assets:
  Accumulation units        $ 480,417      $ 250,229      $ 928,125        $ 395,434      $ 637,711       $ 793,394
  Contracts in payout
    (annuitization)
    period                         96            159            165                -              -               -
                         -------------------------------------------------------------------------------------------
Total net assets            $ 480,513      $ 250,388      $ 928,290        $ 395,434      $ 637,711       $ 793,394
                         ===========================================================================================


Total number of shares:    45,632,776     24,075,672     65,464,732       31,014,433     39,856,910      49,649,193
                         ===========================================================================================

Cost of shares:             $ 465,162      $ 242,498     $1,070,902        $ 491,153      $ 844,683       $ 812,437
                         ===========================================================================================



SEE ACCOMPANYING NOTES.


                                                                 5


                                        Golden American Life Insurance Company
                                                  Separate Account B

                                    Statement of Assets and Liabilities (continued)

                                                   December 31, 2001
                                                (DOLLARS IN THOUSANDS)




                                              CORE       DEVELOPING    ASSET ALLOCATION   DIVERSIFIED
                               GROWTH         BOND          WORLD           GROWTH          MID-CAP      INVESTORS
                               SERIES        SERIES        SERIES           SERIES          SERIES        SERIES
                         --------------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value     $ 1,002,892     $ 114,996     $  71,466        $ 49,242       $ 57,814        $ 91,400
                         --------------------------------------------------------------------------------------------
Total assets                  1,002,892       114,996        71,466          49,242         57,814          91,400
                         --------------------------------------------------------------------------------------------

Net assets                  $ 1,002,892     $ 114,996     $  71,466        $ 49,242       $ 57,814        $ 91,400
                         ============================================================================================

Net assets:
  Accumulation units        $ 1,002,892     $ 114,996     $  71,351        $ 49,242       $ 57,814        $ 91,400
  Contracts in payout
    (annuitization)
    period                            -             -           115               -              -               -
                         --------------------------------------------------------------------------------------------
Total net assets            $ 1,002,892     $ 114,996     $  71,466        $ 49,242       $ 57,814        $ 91,400
                         ============================================================================================


Total number of shares:      72,673,397    11,751,448    10,063,725       5,653,528      6,277,325       8,704,748
                         ============================================================================================

Cost of shares:             $ 1,275,990     $ 113,923     $  69,466        $ 49,901       $ 57,016        $ 94,635
                         ============================================================================================



SEE ACCOMPANYING NOTES.


                                                                 6


                                        Golden American Life Insurance Company
                                                  Separate Account B

                                    Statement of Assets and Liabilities (continued)

                                                   December 31, 2001
                                                (DOLLARS IN THOUSANDS)



                                                                                                         PILGRIM
                              GROWTH         SPECIAL      INTERNET     INTERNATIONAL     PILGRIM         GROWTH          PILGRIM
                                AND        SITUATIONS    TOLLKEEPER       EQUITY     WORLDWIDE GROWTH OPPORTUNITIES     MAGNACAP
                           INCOME SERIES     SERIES        SERIES         SERIES           FUND         PORTFOLIO       PORTFOLIO
                         ---------------------------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value      $  92,720      $ 24,325      $ 5,389     $    144,061      $ 20,014         $ 5,219        $ 5,402
                         ---------------------------------------------------------------------------------------------------------
Total assets                    92,720        24,325        5,389          144,061        20,014           5,219          5,402
                         ---------------------------------------------------------------------------------------------------------

Net assets                   $  92,720      $ 24,325      $ 5,389     $    144,061      $ 20,014         $ 5,219        $ 5,402
                         =========================================================================================================

Net assets:
  Accumulation units         $  92,720      $ 24,325      $ 5,389     $    144,061      $ 20,014         $ 5,219        $ 5,402
  Contracts in payout
    (annuitization)
    period                           -             -            -                -             -               -              -
                         ---------------------------------------------------------------------------------------------------------
Total net assets             $  92,720      $ 24,325      $ 5,389     $    144,061      $ 20,014         $ 5,219        $ 5,402
                         =========================================================================================================


Total number of shares:     10,336,703     2,882,028      700,763       17,377,727     2,791,342         950,753        601,581
                         =========================================================================================================

Cost of shares:              $  96,519      $ 25,447      $ 5,390     $    139,189      $ 20,696         $ 5,216         $ 5,382
                         =========================================================================================================



SEE ACCOMPANYING NOTES.


                                                                 7


                                        Golden American Life Insurance Company
                                                  Separate Account B

                                    Statement of Assets and Liabilities (continued)

                                                   December 31, 2001
                                                (DOLLARS IN THOUSANDS)


                                                                                                        PIMCO
                               PILGRIM        PILGRIM        PILGRIM      PILGRIM        PIMCO       STOCKSPLUS
                              SMALL CAP     CONVERTIBLE    GROWTH AND     LARGECAP       HIGH        GROWTH AND
                            OPPORTUNITIES      CLASS         INCOME        GROWTH     YIELD BOND       INCOME
                              PORTFOLIO      PORTFOLIO      PORTFOLIO    PORTFOLIO     PORTFOLIO      PORTFOLIO
                         ---------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value         $14,437        $ 194         $ 156        $ 533       $ 236,343       $ 241,065
                         ---------------------------------------------------------------------------------------
Total assets                     14,437          194           156          533         236,343         241,065
                         ---------------------------------------------------------------------------------------

Net assets                      $14,437        $ 194         $ 156        $ 533       $ 236,343       $ 241,065
                         =======================================================================================

Net assets:
  Accumulation units            $14,437        $ 194         $ 156        $ 533       $ 236,343       $ 241,065
  Contracts in payout
    (annuitization)
    period                            -            -             -            -               -               -
                         ---------------------------------------------------------------------------------------
Total net assets                $14,437        $ 194         $ 156        $ 533       $ 236,343       $ 241,065
                         =======================================================================================


Total number of shares:         766,247       18,573        15,159       55,253      29,992,785      25,775,364
                         =======================================================================================

Cost of shares:                 $14,140        $ 192         $ 152        $ 530       $ 247,482       $ 310,538
                         =======================================================================================



SEE ACCOMPANYING NOTES.


                                                                 8


                                        Golden American Life Insurance Company
                                                  Separate Account B

                                    Statement of Assets and Liabilities (continued)

                                                   December 31, 2001
                                                (DOLLARS IN THOUSANDS)



                                              SP JENNISON                                    SMITH BARNEY     SMITH BARNEY
                               PRUDENTIAL    INTERNATIONAL                   SMITH BARNEY        LARGE        INTERNATIONAL
                                JENNISON         GROWTH      APPRECIATION        HIGH             CAP        ALL CAP GROWTH
                               PORTFOLIO       PORTFOLIO       PORTFOLIO   INCOME PORTFOLIO VALUE PORTFOLIO     PORTFOLIO
                         --------------------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value    $     45,991    $     11,310      $    723         $    370       $    563          $    300
                         --------------------------------------------------------------------------------------------------
Total assets                     45,991          11,310           723              370            563               300
                         --------------------------------------------------------------------------------------------------

Net assets                 $     45,991    $     11,310      $    723         $    370       $    563          $    300
                         ==================================================================================================

Net assets:
  Accumulation units       $     45,991    $     11,310      $    723         $    370       $    563          $    300
  Contracts in payout
    (annuitization)
    period                            -               -             -                -              -                 -
                         --------------------------------------------------------------------------------------------------
Total net assets           $     45,991    $     11,310      $    723         $    370       $    563          $    300
                         ==================================================================================================


Total number of shares:       2,492,783       2,082,469        33,424           43,180         30,305            25,049
                         ==================================================================================================

Cost of shares:            $     45,198    $     10,990      $    708         $    522       $    622          $    396
                         ==================================================================================================



SEE ACCOMPANYING NOTES.


                                                                 9a


                                        Golden American Life Insurance Company
                                                  Separate Account B

                                    Statement of Assets and Liabilities (continued)

                                                   December 31, 2001
                                                (DOLLARS IN THOUSANDS)



                                                                        GALAXY         HIGH
                            SMITH BARNEY       ASSET                   GROWTH &      QUALITY
                            MONEY MARKET     ALLOCATION    EQUITY       INCOME         BOND
                              PORTFOLIO      PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO
                         ---------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value    $      221          $ 1,260    $    807    $    201     $    152
                         ---------------------------------------------------------------------
Total assets                      221            1,260         807         201          152
                         ---------------------------------------------------------------------

Net assets                 $      221          $ 1,260    $    807    $    201     $    152
                         =====================================================================

Net assets:
  Accumulation units       $      221          $ 1,260    $    807    $    201     $    152
  Contracts in payout
    (annuitization)
    period                          -                -           -           -            -
                         ---------------------------------------------------------------------
Total net assets           $      221          $ 1,260    $    807    $    201     $    152
                         =====================================================================


Total number of shares:       220,536           85,408      51,092      18,618       14,395
                         =====================================================================

Cost of shares:            $      221          $ 1,465    $  1,101    $    208     $    148
                         =====================================================================



SEE ACCOMPANYING NOTES.


                                                                 9b


                                        Golden American Life Insurance Company
                                                  Separate Account B

                                    Statement of Assets and Liabilities (continued)

                                                   December 31, 2001
                                                (DOLLARS IN THOUSANDS)



                             SMALL           ALLIANCE      ALLIANCE
                            COMPANY          BERNSTEIN    GROWTH AND                            GET           GET
                             GROWTH            VALUE        INCOME       PREMIER GROWTH        FUND -        FUND -
                           PORTFOLIO         PORTFOLIO     PORTFOLIO        PORTFOLIO         SERIES N      SERIES P
                         ---------------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value         $ 84           $ 595        $ 1,653          $ 1,091          $ 30,868     $ 153,045
                         ---------------------------------------------------------------------------------------------
Total assets                      84             595          1,653            1,091            30,868       153,045
                         ---------------------------------------------------------------------------------------------

Net assets                      $ 84           $ 595        $ 1,653          $ 1,091          $ 30,868     $ 153,045
                         =============================================================================================

Net assets:
  Accumulation units            $ 84           $ 595        $ 1,653          $ 1,091          $ 30,868     $ 153,045
  Contracts in payout
    (annuitization)
    period                         -               -              -                -                 -             -
                         ---------------------------------------------------------------------------------------------
Total net assets                $ 84           $ 595        $ 1,653          $ 1,091          $ 30,868     $ 153,045
                         =============================================================================================


Total number of shares:        7,234          59,151         75,048           43,626         2,996,904    15,213,188
                         =============================================================================================

Cost of shares:                 $ 95           $ 577        $ 1,612          $ 1,030          $ 30,207     $ 152,752
                         =============================================================================================



SEE ACCOMPANYING NOTES.


                                                                 9c


                                        Golden American Life Insurance Company
                                                  Separate Account B

                                    Statement of Assets and Liabilities (continued)

                                                   December 31, 2001
                                                (DOLLARS IN THOUSANDS)



                                                          INDEX        INDEX          INDEX         AIM V.I.
                              GET            VALUE         PLUS         PLUS           PLUS          DENT
                             FUND -       OPPORTUNITY    LARGE CAP     MID CAP      SMALL CAP     DEMOGRAPHIC
                            SERIES Q       PORTFOLIO     PORTFOLIO    PORTFOLIO     PORTFOLIO     TRENDS FUND
                         ----------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value     $ 1,904          $ 298      $    812      $    820       $    680      $   3,550
                         ----------------------------------------------------------------------------------------
Total assets                  1,904            298           812           820            680          3,550
                         ----------------------------------------------------------------------------------------

Net assets                  $ 1,904          $ 298      $    812      $    820       $    680      $   3,550
                         ========================================================================================

Net assets:
  Accumulation units        $ 1,904          $ 298      $    812      $    820       $    680      $   3,550
  Contracts in payout
    (annuitization)
    period                        -              -             -             -              -              -
                         ----------------------------------------------------------------------------------------
Total net assets            $ 1,904          $ 298      $    812      $    820       $    680      $   3,550
                         ========================================================================================


Total number of shares:     190,318         22,498        58,556        60,663         58,745        636,122
                         ========================================================================================

Cost of shares:             $ 1,904          $ 298      $    791      $    785       $    625      $   3,562
                         ========================================================================================



SEE ACCOMPANYING NOTES.


                                                                 9d


                                        Golden American Life Insurance Company
                                                  Separate Account B

                                    Statement of Assets and Liabilities (continued)

                                                   December 31, 2001
                                                (DOLLARS IN THOUSANDS)



                                AIM           BRINSON
                                V.I.          TACTICAL       EQUITY-                                       FINANCIAL
                               GROWTH        ALLOCATION      INCOME           GROWTH         CONTRAFUND     SERVICES
                                FUND         PORTFOLIO      PORTFOLIO        PORTFOLIO       PORTFOLIO        FUND
                         ----------------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value    $     443        $     787        $ 1,949         $    693         $ 1,183      $   2,404
                         ----------------------------------------------------------------------------------------------
Total assets                     443              787          1,949              693           1,183          2,404
                         ----------------------------------------------------------------------------------------------

Net assets                 $     443        $     787        $ 1,949         $    693         $ 1,183      $   2,404
                         ==============================================================================================

Net assets:
  Accumulation units       $     443        $     787        $ 1,949         $    693         $ 1,183      $   2,404
  Contracts in payout
    (annuitization)
    period                         -                -              -                -               -              -
                         ----------------------------------------------------------------------------------------------
Total net assets           $     443        $     787        $ 1,949         $    693         $ 1,183      $   2,404
                         ==============================================================================================


Total number of shares:       27,082           62,040         86,270           20,790          59,159        193,550
                         ==============================================================================================

Cost of shares:            $     425        $     741        $ 1,886         $    657         $ 1,132      $   2,371
                         ==============================================================================================



SEE ACCOMPANYING NOTES.


                                                                 9e


                                        Golden American Life Insurance Company
                                                  Separate Account B

                                    Statement of Assets and Liabilities (continued)

                                                   December 31, 2001
                                                (DOLLARS IN THOUSANDS)


                                                          JANUS                                        PIONEER
                                                          ASPEN          PPI MFS       PIONEER          SMALL
                             HEALTH                     WORLDWIDE        CAPITAL         FUND          COMPANY
                            SCIENCES      UTILITIES       GROWTH      OPPORTUNITIES       VCT             VCT
                              FUND          FUND        PORTFOLIO       PORTFOLIO      PORTFOLIO       PORTFOLIO
                         ----------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value    $ 10,790       $    964       $ 1,298       $    698        $   2,275       $    938
                         ----------------------------------------------------------------------------------------
Total assets                 10,790            964         1,298            698            2,275            938
                         ----------------------------------------------------------------------------------------

Net assets                 $ 10,790       $    964       $ 1,298       $    698        $   2,275       $    938
                         ========================================================================================

Net assets:
  Accumulation units       $ 10,790       $    964       $ 1,298       $    698        $   2,275       $    938
  Contracts in payout
    (annuitization)
    period                        -              -             -              -                -              -
                         ----------------------------------------------------------------------------------------
Total net assets           $ 10,790       $    964       $ 1,298       $    698        $   2,275       $    938
                         ========================================================================================


Total number of shares:     592,899         68,494        45,769         25,704          119,390         85,634
                         ========================================================================================

Cost of shares:            $ 10,871       $    970       $ 1,234       $    650        $   2,255       $    889
                         ========================================================================================



SEE ACCOMPANYING NOTES.


                                                                 9f


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001
                                                       (DOLLARS IN THOUSANDS)



                             PIONEER
                             MID-CAP                                                PUTNAM          INTERNATIONAL
                            VALUE VCT                                          GROWTH AND INCOME     GROWTH AND          VOYAGER
                            PORTFOLIO      BULL      SMALL-CAP      EUROPE 30        FUND              INCOME           FUND FUND
                         --------------------------------------------------------------------------------------------------------
Assets
  Investments in mutual
    funds at fair value     $   5,139     $ 20,583   $  19,968     $   6,312     $    455            $    604        $      577
                         --------------------------------------------------------------------------------------------------------
Total assets                    5,139       20,583      19,968         6,312          455                 604               577
                         --------------------------------------------------------------------------------------------------------

Net assets                  $   5,139     $ 20,583   $  19,968     $   6,312     $    455            $    604        $      577
                         ========================================================================================================

Net assets:
  Accumulation units        $   5,139     $ 20,583   $  19,968     $   6,312     $    455            $    604        $      577
  Contracts in payout
    (annuitization)
    period                          -            -           -             -            -                   -                 -
                         --------------------------------------------------------------------------------------------------------
Total net assets            $   5,139     $ 20,583   $  19,968     $   6,312     $    455            $    604        $      577
                         ========================================================================================================


Total number of shares:       297,390      764,005     699,068       260,183       19,434              62,068           116,225
                         ========================================================================================================

Cost of shares:             $   5,042     $ 20,369   $  19,827     $   6,229     $    442            $    588        $      531
                         ========================================================================================================



SEE ACCOMPANYING NOTES.


                                                                 9g


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                       Statement of Operations

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)




                                       LIQUID        LIMITED      LARGE CAP        HARD
                                       ASSET      MATURITY BOND     VALUE         ASSETS      ALL CAP       REAL ESTATE
                                      DIVISION      DIVISION       DIVISION      DIVISION     DIVISION       DIVISION
                                    ---------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                           $32,228        $13,869     $    430      $      -       $ 2,934       $  4,453
                                    ---------------------------------------------------------------------------------------
Total investment income                 32,228         13,869          430             -         2,934          4,453

Expenses:
   Mortality and expense risk
     and other charges                  14,257          4,338        2,826           592         3,269          1,560
   Annual administrative charges           360             81           41            15            59             41
   Minimum death benefit
     guarantee charges                       5              1            -             1             -              -
   Contingent deferred sales
     charges                            18,372            398          200            44           246            121
   Other contract charges                  351            100          175             6           177             38
   Amortization of deferred
     charges related to:
     Deferred sales load                   105             27            1             4             1             11
     Premium taxes                          31              -            -             -             -              -
                                    ---------------------------------------------------------------------------------------
Total expenses                          33,481          4,945        3,243           662         3,752          1,771
                                    ---------------------------------------------------------------------------------------
Net investment income (loss)            (1,253)         8,924       (2,813)         (662)         (818)         2,682

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                          -          4,818         (343)       (1,681)         (665)         4,537
   Capital gains distributions               -              -            -             -           456          1,591
                                    ---------------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                       -          4,818         (343)       (1,681)         (209)         6,128
 Net unrealized appreciation
   (depreciation) of investments             -          3,378       (1,637)       (3,365)       (2,272)        (3,608)
                                    ---------------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                          $(1,253)       $17,120      $(4,793)      $(5,708)      $(3,299)      $  5,202
                                    =======================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 10


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)




                                        FULLY          EQUITY        CAPITAL        RISING           EMERGING        MARKET
                                       MANAGED         INCOME      APPRECIATION    DIVIDENDS          MARKETS        MANAGER
                                       DIVISION       DIVISION       DIVISION      DIVISION          DIVISION       DIVISION
                                    -------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                            $16,156        $ 6,646    $      322      $   2,255        $     59         $    19
                                    -------------------------------------------------------------------------------------------
Total investment income                  16,156          6,646           322          2,255              59              19

Expenses:
   Mortality and expense risk
     and other charges                    7,400          4,990         6,949         11,729              92             545
   Annual administrative charges            170            134           185            308               4               -
   Minimum death benefit
     guarantee charges                        1              3             -              1               -               -
   Contingent deferred sales
     charges                                665            538           677          1,255               5               -
   Other contract charges                   165             99           159            164               1               -
   Amortization of deferred
     charges related to:
     Deferred sales load                     64             68            51             96               3              19
     Premium taxes                            -              -             1              -               -               -
                                    -------------------------------------------------------------------------------------------
Total expenses                            8,465          5,832         8,022         13,553             105             564
                                    -------------------------------------------------------------------------------------------
Net investment income (loss)              7,691            814        (7,700)       (11,298)            (46)           (545)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                      11,174         (9,042)      (15,294)        21,717          (1,106)             60
   Capital gains distributions           10,374          7,560             -          8,449               -           3,369
                                    -------------------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                   21,548         (1,482)      (15,294)        30,166          (1,106)          3,429
 Net unrealized appreciation
   (depreciation) of investments          1,318           (822)      (50,801)      (137,786)            898          (3,695)
                                    -------------------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                           $30,557        $(1,490)     $(73,795)     $(118,918)       $   (254)       $   (811)
                                    ===========================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 11


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)




                                                      STRATEGIC       SMALL        MANAGED       MID-CAP        CAPITAL
                                     VALUE EQUITY      EQUITY          CAP         GLOBAL        GROWTH         GROWTH
                                       DIVISION       DIVISION       DIVISION     DIVISION      DIVISION       DIVISION
                                    --------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                            $  1,616    $        -    $      557     $    317   $     3,740        $      -
                                    --------------------------------------------------------------------------------------
Total investment income                    1,616             -           557          317         3,740               -

Expenses:
   Mortality and expense risk
     and other charges                     2,959         4,471         6,860        3,655        15,832           6,539
   Annual administrative charges              73           125           185           80           421             180
   Minimum death benefit
     guarantee charges                         -             -             -            -             1               -
   Contingent deferred sales
     charges                                 277           549           626          227         1,555             884
   Other contract charges                     49           149           166          146           401              95
   Amortization of deferred
     charges related to:
     Deferred sales load                      26             7            14           41            51              10
     Premium taxes                             -             -             -            -             1               -
                                    --------------------------------------------------------------------------------------
Total expenses                             3,384         5,301         7,851        4,149        18,262           7,708
                                    --------------------------------------------------------------------------------------
Net investment income (loss)              (1,768)       (5,301)       (7,294)      (3,832)      (14,522)         (7,708)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                       (2,127)     (127,841)     (283,317)     (98,932)     (608,749)        (21,430)
   Capital gains distributions             2,392           387             -            -         1,273               -
                                    --------------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                       265      (127,454)     (283,317)     (98,932)     (607,476)        (21,430)
 Net unrealized appreciation
   (depreciation) of investments         (14,146)       52,004       276,874       72,788       312,790         (46,715)
                                    --------------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                           $(15,649)   $  (80,751)   $  (13,737)    $(29,976)    $(309,208)       $(75,853)
                                    ======================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 12


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                                                                                                  ASSET
                                                       TOTAL                            CORE       DEVELOPING   ALLOCATION
                                        RESEARCH      RETURN           GROWTH           BOND          WORLD       GROWTH
                                        DIVISION     DIVISION         DIVISION        DIVISION      DIVISION     DIVISION
                                    ---------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                        $       815      $ 33,703         $        -      $   256       $   854         $ 414
                                    ---------------------------------------------------------------------------------------
Total investment income                     815        33,703                  -          256           854           414

Expenses:
   Mortality and expense risk
     and other charges                   10,789        10,888            18,456           994         1,120           383
   Annual administrative charges            280           243               561            14            31             3
   Minimum death benefit
     guarantee charges                        -             -                 1             -             -             -
   Contingent deferred sales
     charges                              1,104         1,265             2,217            67            89            22
   Other contract charges                   231           220               409            37            30            33
   Amortization of deferred
     charges related to:
     Deferred sales load                     24            24                26             1             6             -
     Premium taxes                            -             1                 1             -             -             -
                                    ---------------------------------------------------------------------------------------
Total expenses                           12,428        12,641            21,671         1,113         1,276           441
                                    ---------------------------------------------------------------------------------------
Net investment income (loss)            (11,613)       21,062           (21,671)         (857)         (422)          (27)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                     (13,683)          740          (652,014)       (1,319)       (8,830)          (61)
   Capital gains distributions           16,451        16,488                 -           262           118             -
                                    ---------------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                    2,768        17,228          (652,014)       (1,057)       (8,712)          (61)
 Net unrealized appreciation
   (depreciation) of investments       (178,581)      (46,531)          196,709         2,969         4,320          (644)
                                    ---------------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                         $(187,426)    $  (8,241)        $ (476,976)     $ 1,055       $(4,814)        $(732)
                                    =======================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 13


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                                                                                                           PILGRIM
                                     DIVERSIFIED                   GROWTH AND   SPECIAL        INTERNET   INTERNATIONAL   WORLDWIDE
                                       MID CAP      INVESTORS        INCOME    SITUATIONS     TOLLKEEPER      EQUITY        GROWTH
                                      DIVISION       DIVISION       DIVISION    DIVISION     DIVISION (a)    DIVISION      DIVISION
                                    ------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                             $ 139       $   728       $   509     $    60        $   -         $      -      $     -
                                    ------------------------------------------------------------------------------------------------
Total investment income                    139           728           509          60            -                -            -

Expenses:
   Mortality and expense risk
     and other charges                     479           928           828         267           25            2,751          192
   Annual administrative charges             4            12             7           4            -               62            3
   Minimum death benefit
     guarantee charges                       -             -             -           -            -                -            -
   Contingent deferred sales
     charges                                26            60            34          12            -              320           26
   Other contract charges                   38            53            59          18            2               47           16
   Amortization of deferred
     charges related to:
     Deferred sales load                     -             -             -           -            -                -            -
     Premium taxes                           -             -             1           -            -                -            -
                                    ------------------------------------------------------------------------------------------------
Total expenses                             547         1,053           929         301           27            3,180          237
                                    ------------------------------------------------------------------------------------------------
Net investment income (loss)              (408)         (325)         (420)       (241)         (27)          (3,180)        (237)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                       (602)         (369)         (175)       (359)        (152)         (66,811)      (1,558)
   Capital gains distributions               -             1            -            -            -                -            -
                                    ------------------------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                    (602)         (368)         (175)       (359)        (152)         (66,811)      (1,558)
 Net unrealized appreciation
   (depreciation) of investments           668        (3,000)       (3,724)       (769)          (1)          30,006         (466)
                                    ------------------------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                            $(342)      $(3,693)      $(4,319)    $(1,369)       $(180)        $(39,985)     $(2,261)
                                    ================================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 14


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                        PILGRIM                   PILGRIM SMALL     PILGRIM        PILGRIM       PILGRIM
                                        GROWTH        PILGRIM          CAP        CONVERTIBLE    GROWTH AND     LARGECAP
                                    OPPORTUNITIES    MAGNACAP     OPPORTUNITIES      CLASS         INCOME        GROWTH
                                     DIVISION (a)    DIVISION (a)  DIVISION (a)    DIVISION (c)  DIVISION (c)  DIVISION (c)
                                    ----------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                             $   -            $23         $   -             $(4)          $  -         $  -
                                    ----------------------------------------------------------------------------------------
Total investment income                      -             23             -              (4)             -            -

Expenses:
   Mortality and expense risk
     and other charges                      23             28            67               -              1            2
   Annual administrative charges             -              -             1               -              -            -
   Minimum death benefit
     guarantee charges                       -              -             -               -              -            -
   Contingent deferred sales
     charges                                 3              -             6               -              -            -
   Other contract charges                    1              1             6               -              -            -
   Amortization of deferred
     charges related to:
     Deferred sales load                     -              -             -               -              -            -
     Premium taxes                           -              -             -               -              -            -
                                    ----------------------------------------------------------------------------------------
Total expenses                              27             29            80               -              1            2
                                    ----------------------------------------------------------------------------------------
Net investment income (loss)               (27)            (6)          (80)             (4)            (1)          (2)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                       (189)            (8)         (918)              -              1            -
   Capital gains distributions               -              -             -               5              1            -
                                    ----------------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                    (189)            (8)         (918)              5              2            -
 Net unrealized appreciation
   (depreciation) of investments             3             20           297               2              4            3
                                    ----------------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                            $(213)           $ 6         $(701)            $ 3           $  5         $  1
                                    ========================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 15


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)


                                                       PIMCO
                                                    STOCKSPLUS                     SP JENNISON                  SMITH BARNEY
                                     PIMCO HIGH     GROWTH AND       PRUDENTIAL   INTERNATIONAL                     HIGH
                                     YIELD BOND       INCOME          JENNISON       GROWTH     APPRECIATION       INCOME
                                      DIVISION       DIVISION         DIVISION      DIVISION      DIVISION        DIVISION
                                    -----------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                            $ 16,834      $ 10,135        $      -       $    19       $  9             $ 50
                                    -----------------------------------------------------------------------------------------
Total investment income                   16,834        10,135               -            19          9               50

Expenses:
   Mortality and expense risk
     and other charges                     3,406         3,823            338            126         11                6
   Annual administrative charges              66            90              4              1          1                -
   Minimum death benefit
     guarantee charges                          -             -              -              -         -                -
   Contingent deferred sales
     charges                                 388           453             43             11          4                -
   Other contract charges                     90            67             22              7          -                -
   Amortization of deferred
     charges related to:
     Deferred sales load                       5             3               -              -         -                -
     Premium taxes                              -             -              -              -         -                -
                                    -----------------------------------------------------------------------------------------
Total expenses                             3,955         4,436            407            145         16                6
                                    -----------------------------------------------------------------------------------------
Net investment income (loss)              12,879         5,699           (407)          (126)        (7)              44

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                      (12,967)      (21,014)        (5,590)        (3,123)         1              (32)
   Capital gains distributions                  -             -           189               -         -                -
                                    -----------------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                   (12,967)      (21,014)        (5,401)        (3,123)         1              (32)
 Net unrealized appreciation
   (depreciation) of investments             448       (20,466)         2,985            418        (46)             (32)
                                    -----------------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                           $    360      $(35,781)       $(2,823)       $(2,831)      $(52)            $(20)
                                    =========================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 16


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)


                                         SMITH     SMITH BARNEY
                                        BARNEY     INTERNATIONAL   SMITH BARNEY
                                         LARGE        ALL CAP         MONEY            ASSET
                                      CAP VALUE       GROWTH          MARKET        ALLOCATION      EQUITY
                                       DIVISION      DIVISION        DIVISION        DIVISION      DIVISION
                                    -------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                              $  9         $   -           $  7             $  30        $   -
                                    -------------------------------------------------------------------------
Total investment income                      9             -              7                30            -

Expenses:
   Mortality and expense risk
     and other charges                       9             5              3                20           14
   Annual administrative charges             1             -              -                 1            1
   Minimum death benefit
     guarantee charges                       -             -              -                 -            -
   Contingent deferred sales
     charges                                 -             -             16                 4            5
   Other contract charges                    -             -              -                 -            -
   Amortization of deferred
     charges related to:
     Deferred sales load                     -             -              -                 -            -
     Premium taxes                           -             -              -                 -            -
                                    -------------------------------------------------------------------------
Total expenses                              10             5             19                25           20
                                    -------------------------------------------------------------------------
Net investment income (loss)                (1)           (5)           (12)                5          (20)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                         (9)            1              -               (14)         (45)
   Capital gains distributions              22             -              -                 -            -
                                    -------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                      13             1              -               (14)         (45)
 Net unrealized appreciation
   (depreciation) of investments           (79)         (142)             -              (136)        (162)
                                    -------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                             $(67)        $(146)          $(12)            $(145)       $(227)
                                    =========================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 16a


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                         GALAXY        HIGH        SMALL       ALLIANCE        ALLIANCE
                                       GROWTH AND     QUALITY     COMPANY      BERNSTEIN       GROWTH &        PREMIER
                                         INCOME        BOND       GROWTH         VALUE          INCOME         GROWTH
                                        DIVISION     DIVISION    DIVISION    DIVISION (c)    DIVISION (c)   DIVISION (c)
                                    --------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                               $  -        $ 7          $  -          $ -             $ -             $ -
                                    --------------------------------------------------------------------------------------
Total investment income                       -          7             -            -               -               -

Expenses:
   Mortality and expense risk
     and other charges                        4          2             1            2               4               3
   Annual administrative charges              -          -             -            -               -               -
   Minimum death benefit
     guarantee charges                        -          -             -            -               -               -
   Contingent deferred sales
     charges                                  -          -             -            -               -               -
   Other contract charges                     -          -             -            -               -               -
   Amortization of deferred
     charges related to:
     Deferred sales load                      -          -             -            -               -               -
     Premium taxes                                       -             -            -               -               -
                                    --------------------------------------------------------------------------------------
Total expenses                                4          2             1            2               4               3
                                    --------------------------------------------------------------------------------------
Net investment income (loss)                 (4)         5            (1)          (2)             (4)             (3)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                          (9)         1            (1)          (5)             (3)             (6)
   Capital gains distributions                -          -             -            -               -               -
                                    --------------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                       (9)         1            (1)          (5)             (3)             (6)
 Net unrealized appreciation
   (depreciation) of investments            (14)         1             1           18              41              61
                                    --------------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                              $(27)       $ 7           $(1)         $11             $34             $52
                                    ======================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 16b


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                         GET           GET           GET                        INDEX         INDEX
                                       FUND -        FUND -        FUND -         VALUE         PLUS          PLUS
                                      SERIES N      SERIES P      SERIES Q     OPPORTUNITY    LARGE CAP      MID CAP
                                     DIVISION(c)  DIVISION (d)   DIVISION(f)  DIVISION (c)  DIVISION (c)  DIVISION (c)
                                    ------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                             $222          $ 89          $  -           $ -           $ 4           $ -
                                    ------------------------------------------------------------------------------------
Total investment income                   222            89             -             -             4             -

Expenses:
   Mortality and expense risk
     and other charges                    189           163             -             1             2             2
   Annual administrative charges            -             -             -             -             -             -
   Minimum death benefit
     guarantee charges                      -             -             -             -             -             -
   Contingent deferred sales
     charges                                5             5             -             -             -             -
   Other contract charges                   -             -             -             -             -             -
   Amortization of deferred
     charges related to:
     Deferred sales load                    -             -             -             -             -             -
     Premium taxes                          -             -             -             -             -             -
                                    ------------------------------------------------------------------------------------
Total expenses                            194           168             -             1             2             2
                                    ------------------------------------------------------------------------------------
Net investment income (loss)               28           (79)            -            (1)            2            (2)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                        72             -             -            (1)           (4)           (5)
   Capital gains distributions              -             -             -             -             -             -
                                    ------------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                     72             -             -            (1)           (4)           (5)
 Net unrealized appreciation
   (depreciation) of investments          661           293             -             -            21            35
                                    ------------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                            $761          $214          $  -           $(2)          $19           $28
                                    ====================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 16c


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)


                                                     AIM V.I.
                                                       DENT                      BRINSON
                                     INDEX PLUS    DEMOGRAPHIC     AIM V.I.     TACTICAL       EQUITY-
                                      SMALL CAP       TRENDS        GROWTH     ALLOCATION      INCOME       GROWTH
                                    DIVISION (c)   DIVISION (e)  DIVISION (e) DIVISION (c)   DIVISION (c) DIVISION (c)
                                    ----------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                               $ -          $  -            $ 1          $ -        $ -            $ -
                                    ----------------------------------------------------------------------------------
Total investment income                      -             -              1            -          -              -

Expenses:
   Mortality and expense risk
     and other charges                       2             3              1            2          5              2
   Annual administrative charges             -             -              -            -          -              -
   Minimum death benefit
     guarantee charges                       -             -              -            -          -              -
   Contingent deferred sales
     charges                                 -             -              -            -          -              -
   Other contract charges                    -             -              -            -          -              -
   Amortization of deferred
     charges related to:
     Deferred sales load                     -             -              -            -          -              -
     Premium taxes                           -             -              -            -          -              -
                                    ----------------------------------------------------------------------------------
Total expenses                               2             3              1            2          5              2
                                    ----------------------------------------------------------------------------------
Net investment income (loss)                (2)           (3)             -           (2)        (5)            (2)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                         (2)            3              -           (4)        (4)            (4)
   Capital gains distributions               -             -              -            -          -              -
                                    ----------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                      (2)            3              -           (4)        (4)            (4)
 Net unrealized appreciation
   (depreciation) of investments            55           (12)            18           46         63             36
                                    ----------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                              $51          $(12)           $18          $40        $54            $30
                                    ==================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 16d


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                                                                             JANUS ASPEN      PPI MFS
                                                    FINANCIAL      HEALTH                     WORLDWIDE       CAPITAL
                                      CONTRAFUND     SERVICES     SCIENCES      UTILITIES       GROWTH     OPPORTUNITIES
                                     DIVISION (c)  DIVISION (c) DIVISION (c)  DIVISION (c)   DIVISION(c)    DIVISION (c)
                                    --------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                              $ -            $ 9         $ 37           $ 4           $ 1            $ -
                                    --------------------------------------------------------------------------------------
Total investment income                     -              9           37             4             1              -

Expenses:
   Mortality and expense risk
     and other charges                      3              4           15             1             3              2
   Annual administrative charges            -              -            -             -             -              -
   Minimum death benefit
     guarantee charges                      -              -            -             -             -              -
   Contingent deferred sales
     charges                                -              -            -             -             -              -
   Other contract charges                   -              -            -             -             -              -
   Amortization of deferred
     charges related to:
     Deferred sales load                    -              -            -             -             -              -
     Premium taxes                          -              -            -             -             -              -
                                    --------------------------------------------------------------------------------------
Total expenses                              3              4           15             1             3              2
                                    --------------------------------------------------------------------------------------
Net investment income (loss)               (3)             5           22             3            (2)            (2)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                         -             25           16             2            (4)            (2)
   Capital gains distributions              -              -            -             2             -              -
                                    --------------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                      -             25           16             4            (4)            (2)
 Net unrealized appreciation
   (depreciation) of investments           51             33          (81)           (6)           64             48
                                    --------------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                             $48            $63         $(43)          $ 1           $58            $44
                                    ======================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                 16e


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                                     PIONEER     PIONEER
                                       PIONEER        SMALL      MID-CAP
                                      FUND VCT     COMPANY VCT  VALUE VCT       BULL          SMALL-CAP      EUROPE 30
                                     DIVISION (c)  DIVISION (c) DIVISION (b)  DIVISION (a)   DIVISION (a)   DIVISION (a)
                                    -------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                              $ 3          $ -           $ -        $   -        $     -         $     -
                                    -------------------------------------------------------------------------------------
Total investment income                     3            -             -            -              -               -

Expenses:
   Mortality and expense risk
     and other charges                      3            3             4           75             87              84
   Annual administrative charges            -            -             -            1              1               -
   Minimum death benefit
     guarantee charges                      -            -             -            -              -               -
   Contingent deferred sales
     charges                                -            -             -            1              3               3
   Other contract charges                   -            -             -            5              3               1
   Amortization of deferred
     charges related to:
     Deferred sales load                    -            -             -            -              -               -
     Premium taxes                          -            -             -            -              -
                                    -------------------------------------------------------------------------------------
Total expenses                              3            3             4           82             94              88
                                    -------------------------------------------------------------------------------------
Net investment income (loss)                -           (3)           (4)         (82)           (94)            (88)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                         3           (7)            -         (640)        (1,538)         (4,198)
   Capital gains distributions              -            -             -            -              -               -
                                    -------------------------------------------------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                      3           (7)            -         (640)        (1,538)         (4,198)
 Net unrealized appreciation
   (depreciation) of investments           20           49            97          214            141              83
                                    -------------------------------------------------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                             $23          $39           $93        $(508)       $(1,491)        $(4,203)
                                    =====================================================================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                                                16f

                     Golden American Life Insurance Company
                               Separate Account B

                       Statement of Operations (continued)

              For the year ended December 31, 2001, except as noted
                             (DOLLARS IN THOUSANDS)



                                       PUTNAM      INTERNATIONAL
                                      GROWTH &      GROWTH AND
                                       INCOME         INCOME          VOYAGER
                                    DIVISION (c)    DIVISION(c)     DIVISION (c)
                                    --------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
   Dividends                            $  -           $  -              $  -
                                    --------------------------------------------
Total investment income                    -              -                 -

Expenses:
   Mortality and expense risk
     and other charges                     1              2                 1
   Annual administrative charges           -              -                 -
   Minimum death benefit
     guarantee charges                     -              -                 -
   Contingent deferred sales
     charges                               -              -                 -
   Other contract charges                  -              -                 -
   Amortization of deferred
     charges related to:
     Deferred sales load                   -              -                 -
     Premium taxes                         -              -                 -
                                    --------------------------------------------
Total expenses                             1              2                 1
                                    --------------------------------------------
Net investment income (loss)              (1)            (2)               (1)

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
     on investments                       (1)            (4)                -
   Capital gains distributions             -              -                 -
                                    --------------------------------------------
 Net realized gain (loss) on
   investments and capital
   gains distributions                    (1)            (4)                -
 Net unrealized appreciation
   (depreciation) of investments          13             16                46
                                    --------------------------------------------
 Net increase (decrease) in net
   assets resulting from
   operations                            $11            $10               $45
                                    ============================================


(a)  Commencement of operations, May 1, 2001.
(b)  Commencement of operations, July 13, 2001.
(c)  Commencement of operations, July 16, 2001.
(d)  Commencement of operations, September 17, 2001.
(e)  Commencement of operations, October 15, 2001.
(f)  Commencement of operations, December 13, 2001.


SEE ACCOMPANYING NOTES.


                                      16g


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                            LIQUID         LIMITED        LARGE CAP       HARD          ALL
                                            ASSET       MATURITY BOND       VALUE        ASSETS        GROWTH       ALL CAP
                                           DIVISION       DIVISION       DIVISION (a)   DIVISION      DIVISION    DIVISION (a)
                                       ------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000           $   522,326       $150,401        $      -      $38,929       $ 145,863    $      -
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)              18,885          9,842             267         (449)         71,237       1,786
   Net realized gain (loss) on
     investments and capital gains
     distributions                                -           (105)            239         (889)        (17,900)        242
   Net unrealized appreciation
     (depreciation) of investments                -            (15)           (699)        (651)        (51,150)     (1,344)
                                       ------------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations        18,885          9,722            (193)      (1,989)          2,187         684

Changes from principal transactions:
   Purchase payments                        596,489         36,148          55,323        7,384              22      41,432
   Contract distributions and
     terminations                          (474,039)       (10,071)         (1,282)      (2,536)         (2,005)     (1,349)
   Transfer payments from (to) Fixed
     Accounts and other Divisions            16,005         14,758          44,697         (279)       (146,067)     64,116
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                       -              -               -            -               -           -
                                       ------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                           138,455         40,835          98,738        4,569        (148,050)    104,199
                                       ------------------------------------------------------------------------------------------
Total increase (decrease)                   157,340         50,557          98,545        2,580        (145,863)    104,883
                                       ------------------------------------------------------------------------------------------
Net assets at December 31, 2000             679,666        200,958          98,545       41,509               -     104,883

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)              (1,253)         8,924          (2,813)        (662)              -        (818)
   Net realized gain (loss) on
     investments and capital gains
     distributions                                -          4,818            (343)      (1,681)              -        (209)
   Net unrealized appreciation
     (depreciation) of investments                -          3,378          (1,637)      (3,365)              -      (2,272)
                                       ------------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations        (1,253)        17,120          (4,793)      (5,708)              -      (3,299)

Changes from principal transactions:
   Purchase payments                        591,523         94,671         114,157        6,781               -     110,856
   Contract distributions and
     terminations                          (449,815)       (16,054)         (6,489)      (1,927)              -      (9,054)
   Transfer payments from (to) Fixed
     Accounts and other Divisions           251,363         67,367          74,069       (7,446)              -      95,928
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                            1              -               -            -               -           -
                                       ------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                           393,072        145,984         181,737       (2,592)              -     197,730
                                       ------------------------------------------------------------------------------------------
Total increase (decrease)                   391,819        163,104         176,944       (8,300)              -     194,431
                                       ------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001          $1,071,485       $364,062        $275,489      $33,209       $       -    $299,314
                                       ==========================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                 17


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                           REAL         FULLY       EQUITY        CAPITAL         RISING      EMERGING
                                          ESTATE      MANAGED       INCOME      APPRECIATION    DIVIDENDS     MARKETS
                                         DIVISION     DIVISION     DIVISION       DIVISION       DIVISION     DIVISION
                                       ---------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000            $ 55,677     $267,218     $271,284      $401,967       $ 813,094     $ 35,472
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)             3,006       11,042       11,274        (1,180)         (9,314)        (427)
   Net realized gain (loss) on
     investments and capital gains
     distributions                         (6,745)      26,765        3,807        28,348          55,582       (1,161)
   Net unrealized appreciation
     (depreciation) of investments         20,074       15,994       13,813      (117,226)        (79,215)      (9,340)
                                       ---------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations      16,335       53,801       28,894       (90,058)        (32,947)     (10,928)

Changes from principal transactions:
   Purchase payments                       10,381       37,354       37,977       156,864         138,073        3,076
   Contract distributions and
     terminations                          (4,280)     (17,995)     (20,552)      (27,188)        (49,067)      (2,533)
   Transfer payments from (to) Fixed
     Accounts and other Divisions          22,190        5,271      (25,811)       36,346          (8,823)      (5,134)
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                     -            2            1             3               8            -
                                       ---------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                          28,291       24,632       (8,385)      166,025          80,191       (4,591)
                                       ---------------------------------------------------------------------------------
Total increase (decrease)                  44,626       78,433       20,509        75,967          47,244      (15,519)
                                       ---------------------------------------------------------------------------------
Net assets at December 31, 2000           100,303      345,651      291,793       477,934         860,338       19,953

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)             2,682        7,691          814        (7,700)        (11,298)         (46)
   Net realized gain (loss) on
     investments and capital gains
     distributions                          6,128       21,548       (1,482)      (15,294)         30,166       (1,106)
   Net unrealized appreciation
     (depreciation) of investments         (3,608)       1,318         (822)      (50,801)       (137,786)         898
                                       ---------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations       5,202       30,557       (1,490)      (73,795)       (118,918)        (254)

Changes from principal transactions:
   Purchase payments                       23,104      146,482       78,113        75,117          70,829          305
   Contract distributions and
     terminations                          (4,974)     (26,120)     (19,657)      (21,611)        (39,067)        (580)
   Transfer payments from (to) Fixed
     Accounts and other Divisions           2,531      148,392       68,000       (17,438)        (41,139)     (19,424)
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                          3            9            4             2               6            -
                                       ---------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                          20,664      268,763      126,460        36,070          (9,371)     (19,699)
                                       ---------------------------------------------------------------------------------
Total increase (decrease)                  25,866      299,320      124,970       (37,725)       (128,289)     (19,953)
                                       ---------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001          $126,169     $644,971     $416,763      $440,209       $ 732,049     $      -
                                       =================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                 18


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                           MARKET         VALUE       STRATEGIC                   MANAGED      MID-CAP
                                           MANAGER        EQUITY        EQUITY    SMALL CAP       GLOBAL       GROWTH
                                          DIVISION       DIVISION      DIVISION    DIVISION       DIVISION     DIVISION
                                       ------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000             $  7,084       $137,380      $197,526    $324,429       $181,345     $539,215
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                 71           (497)       (5,559)    134,762         48,911      387,415
   Net realized gain (loss) on
     investments and capital gains
     distributions                             883         (2,232)       64,740      93,230          8,079      221,840
   Net unrealized appreciation
     (depreciation) of investments            (868)        13,904      (146,317)   (336,905)       (91,449)    (585,733)
                                       ------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations           86         11,175       (87,136)   (108,913)       (34,459)      23,522

Changes from principal transactions:
   Purchase payments                            32         21,970       159,024     158,999         83,233      355,851
   Contract distributions and
     terminations                             (214)        (7,690)      (15,811)    (19,691)       (13,929)     (51,535)
   Transfer payments from (to) Fixed
     Accounts and other Divisions             (369)        17,887       106,131      67,271         12,151      291,004
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                      -              -             -           2              6            4
                                       ------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                             (551)        32,167       249,344     206,581         81,461      595,324
                                       ------------------------------------------------------------------------------------
Total increase (decrease)                     (465)        43,342       162,208      97,668         47,002      618,846
                                       ------------------------------------------------------------------------------------
Net assets at December 31, 2000              6,619        180,722       359,734     422,097        228,347    1,158,061

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)               (545)        (1,768)       (5,301)     (7,294)        (3,832)     (14,522)
   Net realized gain (loss) on
     investments and capital gains
     distributions                           3,429            265      (127,454)   (283,317)       (98,932)    (607,476)
   Net unrealized appreciation
     (depreciation) of investments          (3,695)       (14,146)       52,004     276,874         72,788      312,790
                                       ------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations         (811)       (15,649)      (80,751)    (13,737)       (29,976)    (309,208)

Changes from principal transactions:
   Purchase payments                          (168)        32,137        38,833      72,626         58,076      180,227
   Contract distributions and
     terminations                              (10)        (9,292)      (13,819)    (19,753)       (10,294)     (45,653)
   Transfer payments from (to) Fixed
     Accounts and other Divisions           (5,630)        11,120       (44,615)     19,278          4,232      (55,138)
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                           -              1             -           2              3            1
                                       ------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                           (5,808)        33,966       (19,601)     72,153         52,017       79,437
                                       ------------------------------------------------------------------------------------
Total increase (decrease)                   (6,619)        18,317      (100,352)     58,416         22,041     (229,771)
                                       ------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001           $      -       $199,039      $259,382    $480,513       $250,388     $928,290
                                       ====================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                 19


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                          CAPITAL                    TOTAL                                 DEVELOPING
                                          GROWTH      RESEARCH      RETURN        GROWTH      CORE BOND      WORLD
                                         DIVISION     DIVISION     DIVISION      DIVISION     DIVISION      DIVISION
                                       ---------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000            $430,246     $636,760     $455,380    $1,205,510      $21,258       $51,673
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)            (1,269)      (3,095)      18,946        53,063        1,744          (784)
   Net realized gain (loss) on
     investments and capital gains
     distributions                         12,678       88,334       21,577       303,706         (159)      (14,480)
   Net unrealized appreciation
     (depreciation) of investments       (108,099)    (144,747)      31,039      (808,716)      (1,223)       (9,975)
                                       ---------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations     (96,690)     (59,508)      71,562      (451,947)         362       (25,239)

Changes from principal transactions:
   Purchase payments                      119,650      184,644       92,211       640,780       10,963        36,474
   Contract distributions and
     terminations                         (21,267)     (32,193)     (25,842)      (71,995)      (1,185)       (3,361)
   Transfer payments from (to) Fixed
     Accounts and other Divisions          31,458       70,825       15,551       152,627        8,600        (5,151)
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                     2            -            6             5            2             2
                                       ---------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                         129,843      223,276       81,926       721,417       18,380        27,964
                                       ---------------------------------------------------------------------------------
Total increase (decrease)                  33,153      163,768      153,488       269,470       18,742         2,725
                                       ---------------------------------------------------------------------------------
Net assets at December 31, 2000           463,399      800,528      608,868     1,474,980       40,000        54,398

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)            (7,708)     (11,613)      21,062       (21,671)        (857)         (422)
   Net realized gain (loss) on
     investments and capital gains
     distributions                        (21,430)       2,768       17,228      (652,014)      (1,057)       (8,712)
   Net unrealized appreciation
     (depreciation) of investments        (46,715)    (178,581)     (46,531)      196,709        2,969         4,320
                                       ---------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations     (75,853)    (187,426)      (8,241)     (476,976)       1,055        (4,814)

Changes from principal transactions:
   Purchase payments                       40,288       98,910      174,830       150,918       45,161        11,440
   Contract distributions and
     terminations                         (22,815)     (32,070)     (38,220)      (53,998)      (3,062)       (3,183)
   Transfer payments from (to) Fixed
     Accounts and other Divisions          (9,586)     (42,232)      56,153       (92,035)      31,839        13,624
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                          1            1            4             3            3             1
                                       ---------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                           7,888       24,609      192,767         4,888       73,941        21,882
                                       ---------------------------------------------------------------------------------
Total increase (decrease)                 (67,965)    (162,817)     184,526      (472,088)      74,996        17,068
                                       ---------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001          $395,434     $637,711     $793,394    $1,002,892     $114,996       $71,466
                                       =================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                 20


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)


                                                             ASSET                                        GROWTH        SPECIAL
                                            GROWTH         ALLOCATION      DIVERSIFIED                      AND        SITUATIONS
                                         OPPORTUNITIES       GROWTH          MID CAP      INVESTORS        INCOME       DIVISION
                                           DIVISION        DIVISION (e)    DIVISION (d)  DIVISION (f)    DIVISION (d)      (d)
                                       -------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $  6,663         $     -          $     -       $     -        $     -        $     -
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                 332              (3)              (4)          491            (14)            (8)
   Net realized gain (loss) on
     investments and capital gains
     distributions                             (268)             (8)            (172)          124            (41)            (5)
   Net unrealized appreciation
     (depreciation) of investments             (460)            (15)             130          (235)           (75)          (354)
                                       -------------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations          (396)            (26)             (46)          380           (130)          (367)

Changes from principal transactions:
   Purchase payments                              7           3,166            3,403         8,798          5,771          2,383
   Contract distributions and
     terminations                               (10)             (8)             (53)         (368)           (45)           (43)
   Transfer payments from (to) Fixed
     Accounts and other Divisions            (6,264)          1,564            8,054        12,748          7,130          3,918
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                       -               -                -              -              -              -
                                       -------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                            (6,267)          4,722           11,404        21,178         12,856          6,258
                                       -------------------------------------------------------------------------------------------
Total increase (decrease)                    (6,663)          4,696           11,358        21,558         12,726          5,891
                                       -------------------------------------------------------------------------------------------
Net assets at December 31, 2000                   -           4,696           11,358        21,558         12,726          5,891

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                   -             (27)            (408)         (325)          (420)          (241)
   Net realized gain (loss) on
     investments and capital gains
     distributions                                -             (61)            (602)         (368)          (175)          (359)
   Net unrealized appreciation
     (depreciation) of investments                -            (644)             668        (3,000)        (3,724)          (769)
                                       -------------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations             -            (732)            (342)       (3,693)        (4,319)        (1,369)

Changes from principal transactions:
   Purchase payments                              -          30,995           33,892        41,981         56,119         12,758
   Contract distributions and
     terminations                                 -            (753)            (956)       (2,329)        (1,615)          (535)
   Transfer payments from (to) Fixed
     Accounts and other Divisions                 -          15,035           13,862        33,883         29,809          7,580
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                            -               1                -              -              -              -
                                       -------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                                 -          45,278           46,798        73,535         84,313         19,803
                                       -------------------------------------------------------------------------------------------
Total increase (decrease)                         -          44,546           46,456        69,842         79,994         18,434
                                       -------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $      -         $49,242          $57,814       $91,400        $92,720        $24,325
                                       ===========================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                 21


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)


                                                      INTER-         PILGRIM       PILGRIM      PILGRIM  PILGRIM SMALL   PILGRIM
                                          INTERNET   NATIONAL       WORLDWIDE       GROWTH      MAGNACAP      CAP      CONVERTIBLE
                                         TOLLKEEPER   EQUITY         GROWTH      OPPORTUNITIES  DIVISION OPPORTUNITIES    CLASS
                                        DIVISION(h)  DIVISION       DIVISION(c)   DIVISION(h)      (h)     DIVISION(h)  DIVISION(j)
                                       ---------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $     -   $175,569       $      -        $    -       $    -      $     -       $  -
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                  -      2,223            (9)             -            -            -          -
   Net realized gain (loss) on
     investments and capital gains
     distributions                               -     (4,245)         (220)             -            -            -          -
   Net unrealized appreciation
     (depreciation) of investments               -    (52,548)         (216)             -            -            -          -
                                       ---------------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations            -    (54,570)         (445)             -            -            -          -

Changes from principal transactions:
   Purchase payments                             -     78,906         4,326              -            -            -          -
   Contract distributions and
     terminations                                -     (9,015)          (39)             -            -            -          -
   Transfer payments from (to) Fixed
     Accounts and other Divisions                -      3,728         1,712              -            -            -          -
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                      -          -              -             -            -            -          -
                                       ---------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                                -     73,619         5,999              -            -            -          -
                                       ---------------------------------------------------------------------------------------------
Total increase (decrease)                        -     19,049         5,554              -            -            -          -
                                       ---------------------------------------------------------------------------------------------
Net assets at December 31, 2000                  -    194,618         5,554              -            -            -          -

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)               (27)     (3,180)         (237)           (27)          (6)         (80)        (4)
   Net realized gain (loss) on
     investments and capital gains
     distributions                           (152)    (66,811)       (1,558)          (189)          (8)        (918)         5
   Net unrealized appreciation
     (depreciation) of investments             (1)     30,006          (466)             3           20          297          2
                                       ---------------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations        (180)    (39,985)       (2,261)          (213)           6         (701)         3

Changes from principal transactions:
   Purchase payments                        3,417      21,029        12,903          3,287        3,746        8,651        146
   Contract distributions and
     terminations                             (36)     (7,978)         (485)           (61)        (117)        (133)         -
   Transfer payments from (to) Fixed
     Accounts and other Divisions           2,188     (23,623)        4,303          2,206        1,767        6,620         45
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                           -          -              -             -            -            -          -
                                       ---------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                           5,569     (10,572)       16,721          5,432        5,396       15,138        191
                                       ---------------------------------------------------------------------------------------------
Total increase (decrease)                   5,389     (50,557)       14,460          5,219        5,402       14,437        194
                                       ---------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $5,389    $144,061       $20,014         $5,219       $5,402      $14,437       $194
                                       =============================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                 22


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)

                                                                                      PIMCO
                                         PILGRIM        PILGRIM          PIMCO      STOCKSPLUS                     SP JENNISON
                                        GROWTH AND     LARGECAP           HIGH      GROWTH AND       PRUDENTIAL   INTERNATIONAL
                                          INCOME        GROWTH         YIELD BOND     INCOME          JENNISON        GROWTH
                                       DIVISION (j)   DIVISION (j)      DIVISION     DIVISION        DIVISION (b)   DIVISION (b)
                                       ----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $   -           $  -         $146,057     $221,230          $     -       $     -
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                -              -           10,796       13,614              (44)           (7)
   Net realized gain (loss) on
     investments and capital gains
     distributions                             -              -           (7,571)      12,254              925            49
   Net unrealized appreciation
     (depreciation) of investments             -              -           (6,847)     (55,206)          (2,191)          (98)
                                       ----------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations          -              -           (3,622)     (29,338)          (1,310)          (56)

Changes from principal transactions:
   Purchase payments                           -              -           36,534       73,805            6,264         1,189
   Contract distributions and
     terminations                              -              -           (7,991)     (13,426)            (138)          (45)
   Transfer payments from (to) Fixed
     Accounts and other Divisions              -              -           (8,121)       6,213            2,916         1,632
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                    -              -              -              -                -             -
                                       ----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                              -              -           20,422       66,592            9,042         2,776
                                       ----------------------------------------------------------------------------------------
Total increase (decrease)                      -              -           16,800       37,254            7,732         2,720
                                       ----------------------------------------------------------------------------------------
Net assets at December 31, 2000                -              -          162,857      258,484            7,732         2,720

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)               (1)            (2)          12,879        5,699             (407)         (126)
   Net realized gain (loss) on
     investments and capital gains
     distributions                             2              -          (12,967)     (21,014)          (5,401)       (3,123)
   Net unrealized appreciation
     (depreciation) of investments             4              3              448      (20,466)           2,985           418
                                       ----------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations          5              1              360      (35,781)          (2,823)       (2,831)

Changes from principal transactions:
   Purchase payments                         343            488           56,951       34,841           16,595         7,856
   Contract distributions and
     terminations                             (1)             -          (12,056)     (11,973)            (945)         (448)
   Transfer payments from (to) Fixed
     Accounts and other Divisions           (191)            44           28,231       (4,506)          25,432         4,013
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                         -              -              -              -                -             -
                                       ----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                            151            532           73,126       18,362           41,082        11,421
                                       ----------------------------------------------------------------------------------------
Total increase (decrease)                    156            533           73,486      (17,419)          38,259         8,590
                                       ----------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $ 156           $533         $236,343     $241,065          $45,991       $11,310
                                       ========================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                23a


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)

                                                                                     SMITH BARNEY
                                                    SMITH BARNEY     SMITH BARNEY    INTERNATIONAL     SMITH BARNEY
                                           APPRE-       HIGH          LARGE CAP         ALL CAP           MONEY
                                          CIATION      INCOME           VALUE           GROWTH            MARKET
                                          DIVISION    DIVISION        DIVISION         DIVISION          DIVISION
                                       -------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $ 983        $ 547            $ 643           $ 537            $ 579
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)               (6)          45                5              (4)              (2)
   Net realized gain (loss) on
     investments and capital gains
     distributions                            37          (20)              12              15                -
   Net unrealized appreciation
     (depreciation) of investments           (57)         (66)              57            (162)               -
                                       -------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations        (26)         (41)              74            (151)              (2)

Changes from principal transactions:
   Purchase payments                          16            5                -              10                -
   Contract distributions and
     terminations                            (11)         (22)              (8)             (6)            (700)
   Transfer payments from (to) Fixed
     Accounts and other Divisions           (131)         (43)             (17)             65              279
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                    -            -                -               -                -
                                       -------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                           (126)         (60)             (25)             69             (421)
                                       -------------------------------------------------------------------------------
Total increase (decrease)                   (152)        (101)              49             (82)            (423)
                                       -------------------------------------------------------------------------------
Net assets at December 31, 2000              831          446              692             455              156

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)               (7)          44               (1)             (5)             (12)
   Net realized gain (loss) on
     investments and capital gains
     distributions                             1          (32)              13               1                -
   Net unrealized appreciation
     (depreciation) of investments           (46)         (32)             (79)           (142)               -
                                       -------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations        (52)         (20)             (67)           (146)             (12)

Changes from principal transactions:
   Purchase payments                           5            -                -               -                -
   Contract distributions and
     terminations                            (44)         (25)             (15)             (4)            (241)
   Transfer payments from (to) Fixed
     Accounts and other Divisions            (17)         (31)             (47)             (5)             318
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                         -            -                -               -                -
                                       -------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                            (56)         (56)             (62)             (9)              77
                                       -------------------------------------------------------------------------------
Total increase (decrease)                   (108)         (76)            (129)           (155)              65
                                       -------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $ 723        $ 370            $ 563           $ 300            $ 221
                                       ===============================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                23b


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)


                                                                         GALAXY                      SMALL        ALLIANCE
                                           ASSET                       GROWTH AND                   COMPANY       BERNSTEIN
                                         ALLOCATION        EQUITY        INCOME      HIGH QUALITY    GROWTH         VALUE
                                          DIVISION        DIVISION      DIVISION    BOND DIVISION   DIVISION     DIVISION (j)
                                       ----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000             $  133           $ 297           $107          $ 27        $   -            $  -
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)               10             (10)            (3)            2           (1)              -
   Net realized gain (loss) on
     investments and capital gains
     distributions                            27              85              5             -            5               -
   Net unrealized appreciation
     (depreciation) of investments           (70)           (137)             5             3          (11)              -
                                       ----------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations        (33)            (62)             7             5           (7)              -

Changes from principal transactions:
   Purchase payments                       1,153             817            138            33           50               -
   Contract distributions and
     terminations                             (8)            (11)           (11)           (6)           -               -
   Transfer payments from (to) Fixed
     Accounts and other Divisions            142              30             43             19          29               -
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                    -               -              -             -            -               -
                                       ----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                          1,287             836            170            46           79               -
                                       ----------------------------------------------------------------------------------------
Total increase (decrease)                  1,254             774            177            51           72               -
                                       ----------------------------------------------------------------------------------------
Net assets at December 31, 2000            1,387           1,071            284            78           72               -

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                5             (20)            (4)            5           (1)             (2)
   Net realized gain (loss) on
     investments and capital gains
     distributions                           (14)            (45)            (9)            1           (1)             (5)
   Net unrealized appreciation
     (depreciation) of investments          (136)           (162)           (14)            1            1              18
                                       ----------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations       (145)           (227)           (27)            7           (1)             11

Changes from principal transactions:
   Purchase payments                         105              87             48            33            9             463
   Contract distributions and
     terminations                            (76)            (87)           (11)           (4)           -              (1)
   Transfer payments from (to) Fixed
     Accounts and other Divisions            (11)            (37)           (93)           38            4             122
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                         -               -              -             -            -               -
                                       ----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                             18             (37)           (56)           67           13             584
                                       ----------------------------------------------------------------------------------------
Total increase (decrease)                   (127)           (264)           (83)           74           12             595
                                       ----------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001           $1,260           $ 807           $201          $152        $  84            $595
                                       ========================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                23c


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)


                                         ALLIANCE
                                         GROWTH &       PREMIER      GET FUND-     GET FUND -    GET FUND -        VALUE
                                          INCOME        GROWTH        SERIES N      SERIES P      SERIES Q      OPPORTUNITY
                                       DIVISION (j)  DIVISION (j)   DIVISION (j)  DIVISION (k)  DIVISION (m)   DIVISION (j)
                                       ---------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000               $    -       $     -      $     -         $      -      $    -          $  -
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                  -             -            -                -           -             -
   Net realized gain (loss) on
     investments and capital gains
     distributions                               -             -            -                -           -             -
   Net unrealized appreciation
     (depreciation) of investments               -             -            -                -           -             -
                                       ---------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations            -             -            -                -           -             -

Changes from principal transactions:
   Purchase payments                             -             -            -                -           -             -
   Contract distributions and
     terminations                                -             -            -                -           -             -
   Transfer payments from (to) Fixed
     Accounts and other Divisions                -             -            -                -           -             -
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                      -             -            -                -           -             -
                                       ---------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                                -             -            -                -           -             -
                                       ---------------------------------------------------------------------------------------
Total increase (decrease)                        -             -            -                -           -             -
                                       ---------------------------------------------------------------------------------------
Net assets at December 31, 2000                  -             -            -                -           -             -

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                 (4)          (3)           28              (79)          -            (1)
   Net realized gain (loss) on
     investments and capital gains
     distributions                              (3)          (6)           72                -           -            (1)
   Net unrealized appreciation
     (depreciation) of investments              41           61           661              293           -             -
                                       ---------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations           34           52           761              214           -            (2)

Changes from principal transactions:
   Purchase payments                         1,467          921         1,687            6,196           -           289
   Contract distributions and
     terminations                               (3)          (1)         (135)            (202)          -             -
   Transfer payments from (to) Fixed
     Accounts and other Divisions              155          119        28,555          146,837       1,904            11
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                           -             -             -               -           -             -
                                       ---------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                            1,619        1,039        30,107          152,831       1,904           300
                                       ---------------------------------------------------------------------------------------
Total increase (decrease)                    1,653        1,091        30,868          153,045       1,904           298
                                       ---------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001             $1,653       $1,091       $30,868         $153,045      $1,904          $298
                                       =======================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                23d


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)


                                                                                        AIM V.I. DENT
                                         INDEX PLUS       INDEX PLUS      INDEX PLUS     DEMOGRAPHIC       AIM V.I.      TACTICAL
                                         LARGE CAP         MID CAP         SMALL CAP       TRENDS          GROWTH      ALLOCATION
                                        DIVISION (j)     DIVISION (j)     DIVISION (j)   DIVISION (l)    DIVISION (l)  DIVISION (j)
                                       --------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000                $  -           $  -             $  -           $  -              $  -          $  -
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                 -              -                -              -                 -             -
   Net realized gain (loss) on
     investments and capital gains
     distributions                              -              -                -              -                 -             -
   Net unrealized appreciation
     (depreciation) of investments              -              -                -              -                 -             -
                                       --------------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations           -              -                -              -                 -             -

Changes from principal transactions:
   Purchase payments                            -              -                -              -                 -             -
   Contract distributions and
     terminations                               -              -                -              -                 -             -
   Transfer payments from (to) Fixed
     Accounts and other Divisions               -              -                -              -                 -             -
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                     -              -                -              -                 -             -
                                       --------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                               -              -                -              -                 -             -
                                       --------------------------------------------------------------------------------------------
Total increase (decrease)                       -              -                -              -                 -             -
                                       --------------------------------------------------------------------------------------------
Net assets at December 31, 2000                 -              -                -              -                 -             -

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                 2             (2)              (2)              (3)              -            (2)
   Net realized gain (loss) on
     investments and capital gains
     distributions                             (4)            (5)              (2)               3               -            (4)
   Net unrealized appreciation
     (depreciation) of investments             21             35               55              (12)             18            46
                                       --------------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations          19             28               51              (12)             18            40

Changes from principal transactions:
   Purchase payments                          834            684              489              404             137           718
   Contract distributions and
     terminations                               -              -                -               (5)             (1)            -
   Transfer payments from (to) Fixed
     Accounts and other Divisions             (41)           108              140            3,163             289            29
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                          -              -                -              -                 -             -
                                       --------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                             793            792              629            3,562             425           747
                                       --------------------------------------------------------------------------------------------
Total increase (decrease)                     812            820              680            3,550             443           787
                                       --------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001              $812           $820             $680           $3,550            $443          $787
                                       ============================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                23e


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)



                                           EQUITY-                     CONTRA-       FINANCIAL       HEALTH
                                           INCOME        GROWTH         FUND         SERVICES       SCIENCES      UTILITIES
                                         DIVISION(j)    DIVISION(j)   DIVISION(j)    DIVISION(j)    DIVISION(j)   DIVISION(j)
                                       -------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000               $    -          $  -         $    -         $    -       $     -         $  -
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                  -             -              -              -             -            -
   Net realized gain (loss) on
     investments and capital gains
     distributions                               -             -              -              -             -            -
   Net unrealized appreciation
     (depreciation) of investments               -             -              -              -             -            -
                                       -------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations            -             -              -              -             -            -

Changes from principal transactions:
   Purchase payments                             -             -              -              -             -            -
   Contract distributions and
     terminations                                -             -              -              -             -            -
   Transfer payments from (to) Fixed
     Accounts and other Divisions                -             -              -              -             -            -
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                      -             -              -              -             -            -
                                       -------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                                -             -              -              -             -            -
                                       -------------------------------------------------------------------------------------
Total increase (decrease)                        -             -              -              -             -            -
                                       -------------------------------------------------------------------------------------
Net assets at December 31, 2000                  -             -              -              -             -            -

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                 (5)           (2)            (3)             5            22            3
   Net realized gain (loss) on
     investments and capital gains
     distributions                              (4)           (4)             -             25            16            4
   Net unrealized appreciation
     (depreciation) of investments              63            36             51             33           (81)          (6)
                                       -------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations           54            30             48             63           (43)           1

Changes from principal transactions:
   Purchase payments                         1,658           578          1,001            822         1,234          325
   Contract distributions and
     terminations                              (10)          (12)            (2)            (4)          (55)           -
   Transfer payments from (to) Fixed
     Accounts and other Divisions              247            97            136          1,523         9,654          638
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                           -             -              -              -             -            -
                                       -------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                            1,895           663          1,135          2,341        10,833          963
                                       -------------------------------------------------------------------------------------
Total increase (decrease)                    1,949           693          1,183          2,404        10,790          964
                                       -------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001             $1,949          $693         $1,183         $2,404       $10,790         $964
                                       =====================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                23f


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)


                                          JANUS ASPEN      PPI MFS                      PIONEER SMALL        PIONEER
                                           WORLDWIDE       CAPITAL      PIONEER FUND      COMPANY            MID-CAP         BULL
                                            GROWTH       OPPORTUNITIES       VCT            VCT             VALUE VCT      DIVISION
                                         DIVISION (j)     DIVISION (j)   DIVISION (j)    DIVISION (j)       DIVISION(i)       (h)
                                       --------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000                $    -           $  -          $    -           $  -            $    -       $     -
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                   -              -               -              -                 -             -
   Net realized gain (loss) on
     investments and capital gains
     distributions                                -              -               -              -                 -             -
   Net unrealized appreciation
     (depreciation) of investments                -              -               -              -                 -             -
                                       --------------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations             -              -               -              -                 -             -

Changes from principal transactions:
   Purchase payments                              -              -               -              -                 -             -
   Contract distributions and
     terminations                                 -              -               -              -                 -             -
   Transfer payments from (to) Fixed
     Accounts and other Divisions                 -              -               -              -                 -             -
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                       -              -               -              -                 -             -
                                       --------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                                 -              -               -              -                 -             -
                                       --------------------------------------------------------------------------------------------
Total increase (decrease)                         -              -               -              -                 -             -
                                       --------------------------------------------------------------------------------------------
Net assets at December 31, 2000                   -              -               -              -                 -             -

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                  (2)            (2)              -             (3)               (4)          (82)
   Net realized gain (loss) on
     investments and capital gains
     distributions                               (4)            (2)              3             (7)                -          (640)
   Net unrealized appreciation
     (depreciation) of investments               64             48              20             49                97           214
                                       --------------------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations            58             44              23             39                93          (508)

Changes from principal transactions:
   Purchase payments                          1,166            625           1,074            857               620         3,580
   Contract distributions and
     terminations                                (7)            (3)             (6)             -                (6)         (153)
   Transfer payments from (to) Fixed
     Accounts and other Divisions                81             32           1,184             42             4,432        17,664
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                            -              -               -              -                 -             -
                                       --------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                             1,240            654           2,252            899             5,046        21,091
                                       --------------------------------------------------------------------------------------------
Total increase (decrease)                     1,298            698           2,275            938             5,139        20,583
                                       --------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001              $1,298           $698          $2,275           $938            $5,139       $20,583
                                       ============================================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                23g


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                           Statements of Changes in Net Assets (CONTINUED)

                                   For the years ended December 31, 2001 and 2000, except as noted
                                                       (DOLLARS IN THOUSANDS)


                                                                      PUTNAM      INTERNATIONAL
                                                                      GROWTH &     GROWTH AND
                                         SMALL-CAP    EUROPE 30       INCOME         INCOME        VOYAGER
                                       DIVISION (h)  DIVISION (h)   DIVISION (j)   DIVISION (j)  DIVISION (j)
                                       -----------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000             $      -       $    -        $  -            $   -          $  -
Increase (decrease) in net assets:
Operations:
   Net investment income (loss)                  -            -           -                -             -
   Net realized gain (loss) on
     investments and capital gains
     distributions                               -            -           -                -             -
   Net unrealized appreciation
     (depreciation) of investments               -            -           -                -             -
                                       -----------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations            -            -           -                -             -

Changes from principal transactions:
   Purchase payments                             -            -           -                -             -
   Contract distributions and
     terminations                                -            -           -                -             -
   Transfer payments from (to) Fixed
     Accounts and other Divisions                -            -           -                -             -
   Addition to assets retained in
     the Account by Golden American
     Life Insurance Company                      -            -           -                -             -
                                       -----------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                                -            -           -                -             -
                                       -----------------------------------------------------------------------
Total increase (decrease)                        -            -           -                -             -
                                       -----------------------------------------------------------------------
Net assets at December 31, 2000                  -            -           -                -             -

Increase (decrease) in net assets:
Operations:
   Net investment income (loss)               (94)          (88)         (1)             (2)            (1)
   Net realized gain (loss) on
     investments and capital gains
     distributions                         (1,538)       (4,198)         (1)             (4)             -
   Net unrealized appreciation
     (depreciation) of investments            141            83          13              16             46
                                       -----------------------------------------------------------------------
   Net increase (decrease) in net
     assets resulting from operations      (1,491)       (4,203)         11              10             45

Changes from principal transactions:
   Purchase payments                        2,754         1,157         450             488            456
   Contract distributions and
     terminations                            (281)         (293)          -                -            (1)
   Transfer payments from (to) Fixed
     Accounts and other Divisions          18,986         9,651          (6)            106             77
   Addition to assets retained in the
     Account by Golden American Life
     Insurance Company                          -             -           -               -             -
                                       -----------------------------------------------------------------------
   Increase (decrease) in net assets
     derived from principal
     transactions                          21,459        10,515         444             594            532
                                       -----------------------------------------------------------------------
Total increase (decrease)                  19,968         6,312         455             604            577
                                       -----------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001           $19,968        $6,312        $455            $604           $577
                                       =======================================================================

(a) Commencement of operations, January 3, 2000.             (h) Commencement of operations, May 1, 2001.
(b) Commencement of operations, February 1, 2000.            (i) Commencement of operations, July 13, 2001.
(c) Commencement of operations, May 5, 2000.                 (j) Commencement of operations, July 16, 2001.
(d) Commencement of operations, May 8, 2000.                 (k) Commencement of operations, September 17, 2001.
(e) Commencement of operations, October 2, 2000.             (l) Commencement of operations, October 15, 2001.
(f) Commencement of operations, October 3, 2000.             (m) Commencement of operations, December 13, 2001.
(g) Commencement of operations, October 4, 2000.

SEE ACCOMPANYING NOTES.

                                                                23h

                     Golden American Life Insurance Company
                               Separate Account B

                          Notes To Financial Statements

                                December 31, 2001

1. ORGANIZATION

Golden American Life Insurance Company Separate Account B (the "Account") was established by Golden American Life Insurance Company ("Golden American") to support the operations of variable annuity contracts ("Contracts"). Golden American is primarily engaged in the issuance of variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Golden American provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the Golden American Guaranteed Interest Division, the Golden American Fixed Interest Division, and the Fixed Separate Account, which are not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business Golden American may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Golden American. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Golden American.

During 2001, the Account had GoldenSelect Contracts, Granite PrimElite Contracts, and SmartDesign Contracts. GoldenSelect Contracts sold by Golden American during 2001 include DVA Plus, Access, Premium Plus, ESII, Value, Access One, Landmark and Generations. SmartDesign Contracts include Variable Annuity
(VA) and Advantage.

The  Account  discontinued   offering  DVA  80  in  May  1991  and  discontinued
registering DVA and DVA Series 100 for sale to the public as of May 1, 2000.

At December 31, 2001, the Account had, under GoldenSelect Contracts, fifty investment Divisions: Liquid Asset, Limited Maturity Bond, Large Cap Value, Hard Assets, All Cap, Real Estate, Fully Managed, Equity Income, Capital Appreciation, Rising Dividends, Value Equity, Strategic Equity, Small Cap, Managed Global, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Core Bond, Developing World, Asset Allocation Growth, Diversified Mid Cap, Investors, Growth and Income, Special Situations, Internet Tollkeeper, International Equity, Pilgrim Worldwide Growth, Pilgrim Growth Opportunities, Pilgrim MagnaCap, Pilgrim Small Cap Opportunities, PIMCO High Yield Bond, PIMCO

                     Golden American Life Insurance Company
                               Separate Account B

                    Notes to Financial Statements (continued)





1. ORGANIZATION (CONTINUED)

StocksPLUS Growth and Income, Prudential Jennison, SP Jennison International Growth, Asset Allocation, Equity, Galaxy Growth and Income, High Quality Bond, Small Company Growth, AIM V.I. Dent Demographic Trends, Financial Services, Health Sciences, Utilities, Pioneer Fund VCT, Pioneer Mid-Cap Value VCT, Bull, Small-Cap and Europe 30 Divisions. The Account had, under SmartDesign Contracts, forty investment Divisions: Liquid Asset, Value Equity, Research, Total Return, Core Bond, Growth and Income, Pilgrim Worldwide Growth, Pilgrim MagnaCap, Pilgrim Convertible Class, Pilgrim Growth and Income, Pilgrim LargeCap Growth, PIMCO High Yield Bond, Prudential Jennison, SP Jennison International Growth, Alliance Bernstein Value, Alliance Growth and Income, Premier Growth, AIM V.I. Dent Demographic Trends, AIM V.I. Growth, GET Fund - Series N, GET Fund - Series P, GET Fund - Series Q, Value Opportunity, Index Plus Large Cap, Index Plus Mid Cap, Index Plus Small Cap, Brinson Tactical Allocation, Equity-Income, Growth, Contrafund, Financial Services, Health Sciences, Utilities, Janus Aspen Worldwide Growth, PPI MFS Capital Opportunities, Pioneer Fund VCT, Pioneer Small Company VCT, Putnam Growth and Income, International Growth and Income and
Voyager Divisions. The Account also had, under Granite PrimElite Contracts, eight investments divisions: Mid-Cap Growth, Research, Total Return, Appreciation, Smith Barney High Income, Smith Barney Large Cap Value, Smith Barney International All Cap Growth, and Smith Barney Money Market Divisions (collectively with the Divisions noted above, "Divisions"). The assets in each Division are invested in shares of a designated Series ("Series," which may also be referred to as "Portfolio") of mutual funds of The GCG Trust, Pilgrim Variable Insurance Trust, Pilgrim Variable Products Trust, PIMCO Variable Insurance Trust, Prudential Series Fund Inc., Greenwich Street Series Fund Inc., Travelers Series Fund Inc., The Galaxy VIP Fund, Alliance Variable Products Series Fund Inc., Aetna Variable Portfolios Inc., AIM Variable Insurance Funds, Inc., Brinson Series Trust, INVESCO Variable Investment Funds Inc., Janus Aspen Series, Portfolio Partners Inc., Pioneer Variable Contracts Trust, The ProFunds VP, or Putnam Variable Trust (the "Trusts"). The Account also includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

                     Golden American Life Insurance Company
                               Separate Account B

                    Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

On January 28, 2000, the consolidation of the All Growth and Growth Opportunities Series into the Mid-Cap Growth Series took place at no cost to current contract holders. The separate accounts in the Series substituted shares of Mid-Cap Growth Series for shares of All Growth and Growth Opportunities Series.

The Market Manager Division was open for investment for only a brief period during 1994 and 1995. This Division is now closed and Contractowners are not permitted to direct their investments into this Division. On March 6, 2001, all remaining proceeds in the Market Manager Series were liquidated and Contractowner holdings were reallocated to the Liquid Asset Series as described in the contract prospectus.

Following approval by its shareholders, the Emerging Markets Series was merged into the Developing World Series on April 27, 2001 at no cost to current contract holders. Directed Services, Inc., the Series' manager, absorbed all costs associated with the merger.

On December 14, 2001, the consolidation of the Warburg Pincus International Equity Portfolio into the GCG Trust International Equity Series took place at no cost to contract holders. Shares of GCG Trust International Equity Series were substituted for shares of Warburg Pincus International Equity Portfolio.

2. SIGNIFICANT ACCOUNTING POLICIES

The  following  is a  summary  of the  significant  accounting  policies  of the
Account:

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

Investments are made in shares of a Series or Portfolio of the Trusts and are recorded at fair value, determined by the net asset value per share of the respective Series or Portfolio of the Trusts. Investment transactions in each Series or Portfolio of the Trusts are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio of the Trusts are recognized on the ex-distribution date. Realized gains and losses on

                     Golden American Life Insurance Company
                               Separate Account B

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS (CONTINUED)

redemptions of the shares of the Series or Portfolio of the Trusts are determined on the specific identification basis.

FEDERAL INCOME TAXES

Operations of the Account form a part of, and are taxed with, the total operations of Golden American, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of Golden American.

RECLASSIFICATIONS

Certain amounts in the 2000 financial information have been reclassified to conform to the 2001 presentation.

3. CHARGES AND FEES

Prior to February 1, 2000, DVA Plus, Access, and the Premium Plus each had three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. After February 1, 2000, DVA Plus, Access and Premium Plus each had four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7. Granite PrimElite has two death benefit options referred to as Standard and Annual Ratchet. Golden American discontinued external sales of DVA 80 in May 1991. Golden American has also discontinued external sales of DVA 100, DVA Series 100, and Granite PremElite. Under the terms of the Contract, certain charges are allocated to the Contracts to cover Golden American's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

                     Golden American Life Insurance Company
                               Separate Account B

                    Notes to Financial Statements (continued)


3. CHARGES AND FEES (CONTINUED)

MORTALITY AND EXPENSE RISK CHARGES

Golden American assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges deducted at annual rates to cover these risks follows:

SERIES                                                       ANNUAL RATES
------                                                    ------------------

DVA 80                                                            0.80%
DVA                                                               0.90
DVA Series 100                                                    1.25
DVA Plus (pre February 2000) - Standard                           1.10
DVA Plus (post January 2000) - Standard                           1.15
DVA Plus (post 2000) - Standard                                   1.15
DVA Plus (pre February 2000) - Annual Ratchet                     1.25
DVA Plus (pre February 2000) - 5.5% Solution                      1.25
DVA Plus (post January 2000) - 5.5% Solution                      1.25
DVA Plus (post January 2000) - Annual Ratchet                     1.30
DVA Plus (post 2000) - 5.5% Solution                              1.30
DVA Plus (pre February 2000) - 7% Solution                        1.40
DVA Plus (post January 2000) - Max 5.5                            1.40
DVA Plus (post 2000) - Annual Ratchet                             1.40
DVA Plus (post 2000) - Max 5.5                                    1.45
DVA Plus (post January 2000) - 7% Solution                        1.50
DVA Plus (post 2000) - 7% Solution                                1.50
DVA Plus (post January 2000) - Max 7                              1.60
DVA Plus (post 2000) - Max 7                                      1.60
Access (pre February 2000) - Standard                             1.25
Access (post January 2000) - Standard                             1.30
Access (post 2000) - Standard                                     1.30
Access (pre February 2000) - Annual Ratchet                       1.40
Access (pre February 2000) - 5.5% Solution                        1.40

                     Golden American Life Insurance Company
                               Separate Account B

                    Notes to Financial Statements (continued)


3. CHARGES AND FEES (CONTINUED)

SERIES                                                          ANNUAL RATES
------                                                      -------------------

Access (post January 2000) - Annual Ratchet                          1.45%
Access (post January 2000) - 5.5% Solution                           1.45
Access (post 2000) - 5.5% Solution                                   1.45
Access (pre February 2000) - 7% Solution                             1.55
Access (post January 2000) - Max 5.5                                 1.55
Access (post 2000) - Annual Ratchet                                  1.55
Access (post 2000) - Max 5.5                                         1.60
Access (post January 2000) - 7% Solution                             1.65
Access (post 2000) - 7% Solution                                     1.65
Access (post April 2001) - Standard                                  1.65
Access (post January 2000) - Max 7                                   1.75
Access (post 2000) - Max 7                                           1.75
Access (post April 2001) - 5.5% Solution                             1.80
Access (post April 2001) - Annual Ratchet                            1.90
Access (post April 2001) - Max 5.5                                   1.95
Access (post April 2001) - 7% Solution                               2.00
Access (post April 2001) - Max 7                                     2.10
Premium Plus (pre February 2000) - Standard                          1.25
Premium Plus (post January 2000) - Standard                          1.30
Premium Plus (post 2000) - Standard                                  1.30
Premium Plus (pre February 2000) - Annual Ratchet                    1.40
Premium Plus (pre February 2000) - 5.5% Solution                     1.40
Premium Plus (post January 2000) - Annual Ratchet                    1.45
Premium Plus (post January 2000) - 5.5% Solution                     1.45
Premium Plus (post 2000) - 5.5% Solution                             1.45
Premium Plus (pre February 2000) - 7% Solution                       1.55
Premium Plus (post January 2000) - Max 5.5                           1.55
Premium Plus (post 2000) - Annual Ratchet                            1.55
Premium Plus (post 2000) - Max 5.5                                   1.60
Premium Plus (post January 2000) - 7% Solution                       1.65
Premium Plus (post 2000) - 7% Solution                               1.65

                     Golden American Life Insurance Company
                               Separate Account B

                    Notes to Financial Statements (continued)


3. CHARGES AND FEES (CONTINUED)

SERIES                                                      ANNUAL RATES
------                                                   -------------------

Premium Plus (post January 2000) - Max 7                         1.75%
Premium Plus (post 2000) - Max 7                                 1.75
ES II (pre 2001)                                                 1.25
ES II (post 2000) - Standard                                     1.25
ES II (post 2000) - Deferred Ratchet                             1.30
ES II (post 2000) - 5.5% Solution                                1.40
ES II (post 2000) - Annual Ratchet                               1.50
ES II (post 2000) - Max 5.5                                      1.55
ES II (post 2000) - 7% Solution                                  1.60
ES II (post 2000) - Max 7                                        1.70
Value - Standard                                                 0.75
Access One                                                       0.35
Granite PrimElite - Standard                                     1.10
Granite PrimElite - Annual Ratchet                               1.25
Generations - Standard                                           1.25
Generations - Deferred Ratchet                                   1.30
Generations - Annual Ratchet                                     1.50
Generations - 7% Solution                                        1.60
Generations - Max 7                                              1.70
Landmark - Standard                                              1.50
Landmark - 5.5% Solution                                         1.65
Landmark - Annual Ratchet                                        1.75
Landmark - Max 5.5                                               1.80
Landmark - 7% Solution                                           1.85
Landmark - Max 7                                                 1.95
VA Option I                                                      0.80
VA Option II                                                     1.10
VA Option III                                                    1.25
VA Bonus Option I                                                1.30
VA Bonus Option II                                               1.60
VA Bonus Option III                                              1.75

                     Golden American Life Insurance Company
                               Separate Account B

                    Notes to Financial Statements (continued)


3. CHARGES AND FEES (CONTINUED)

SERIES                                                     ANNUAL RATES
------                                                  -------------------

Advantage Option I                                             2.20%
Advantage Option II                                            2.40
Advantage Option III                                           2.55


ASSET BASED ADMINISTRATIVE CHARGES

A daily charge at an annual rate of 0.10% is deducted from assets attributable to DVA and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the DVA Plus, Access, Premium Plus, ESII, Value, Access One, Granite PrimElite, Generations, Landmark, VA and Advantage Contracts.

ADMINISTRATIVE CHARGES

An administrative charge is deducted from the accumulation value of Deferred Annuity Contracts to cover ongoing administrative expenses. The charge is $30 per Contract year for ES II, Value, VA, and Advantage contracts. For DVA Series 100 and Access One Contracts there is no charge. For all other Contracts the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.


MINIMUM DEATH BENEFIT GUARANTEE CHARGES


For certain Contracts, a minimum death benefit guarantee charge of up to $1.20 per $1,000 of guaranteed death benefit per Contract year is deducted from the accumulation value of Deferred Annuity Contracts on each Contract anniversary date.

                     Golden American Life Insurance Company
                               Separate Account B

                    Notes to Financial Statements (continued)


3. CHARGES AND FEES (CONTINUED)

CONTINGENT DEFERRED SALES CHARGES


Under DVA 80, DVA, DVA Plus, Premium Plus, ES II, Value, Granite PrimElite Contracts, Landmark, VA, and Advantage Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken. The following table reflects the surrender charge that is assessed based upon the date a premium payment is received.

                                                                SURRENDER CHARGE
    COMPLETE YEARS       DVA
    ELAPSED SINCE        80 &     DVA     PREMIUM      ES II &                  GRANITE      LANDMARK &
   PREMIUM PAYMENT       DVA     PLUS       PLUS     GENERATIONS     VALUE     PRIMELITE     ADVANTAGE   VA
  ------------------------------------------------------------------------------------------------------------
          0               6%       7%        8%           8%           6%           7%           6%      7%
          1               5        7         8            7            6            7            5       7
          2               4        6         8            6            6            6            4       6
          3               3        5         8            5            5            5            -       6
          4               2        4         7            4            4            4            -       5
          5               1        3         6            3            3            3            -       4
          6               -        1         5            2            1            1            -       3
          7               -        -         3            1            -            -            -       -
          8               -        -         1            -            -            -            -       -
         9+               -        -         -            -            -            -            -       -
  ------------------------------------------------------------------------------------------------------------

                                       32

                     Golden American Life Insurance Company
                               Separate Account B

                    Notes to Financial Statements (continued)


3. CHARGES AND FEES (CONTINUED)

OTHER CONTRACT CHARGES

Under DVA 80, DVA, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for Contracts taking more than one conventional partial withdrawal during a Contract year. For DVA 80 and DVA Contracts, annual distribution fees are deducted from the Contract accumulation values.

DEFERRED SALES LOAD

Under Contracts offered prior to October 1995, a sales load of up to 7.5 % was assessed against each premium payment for sales-related expenses as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA Contracts, although the sales load is chargeable to each premium when it is received by Golden American, the amount of such charge is initially advanced by Golden American to Contractowners and included in the accumulation value and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

PREMIUM TAXES

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depend on the annuitant's state of residence and currently ranges up to 3.5% of premiums.

                     Golden American Life Insurance Company
                               Separate Account B

                    Notes to Financial Statements (continued)


3. CHARGES AND FEES (CONTINUED)

FEES WAIVED BY GOLDEN AMERICAN

Certain charges and fees for various types of Contracts are currently waived by Golden American. Golden American reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

A summary of the net assets retained in the Account, representing the unamortized deferred sales load and premium taxes advanced by Golden American previously noted, follows:

                                               YEAR ENDED DECEMBER 31
                                              2001                2000
                                     ---------------------------------------
                                             (DOLLARS IN THOUSANDS)

Balance at beginning of year                $  678             $ 3,093
Sales load advanced                             46                  43
Amortization of deferred sales
  load and premium tax                        (724)             (2,458)
                                     ---------------------------------------
Balance at end of year                      $    -             $   678
                                     =======================================



                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)


4. PURCHASES AND SALES OF INVESTMENT SECURITIES

The aggregate cost of purchases and proceeds from sales of investments follows:

                                                                          YEAR ENDED DECEMBER 31
                                                                     2001                        2000
                                                         ---------------------------------------------------------
                                                           PURCHASES       SALES        PURCHASES       SALES
                                                         ---------------------------------------------------------
                                                                          (DOLLARS IN THOUSANDS)
The GCG Trust:
   Liquid Asset Series                                      $5,778,907     $5,387,088    $5,009,626    $4,852,286
   Limited Maturity Bond Series                                320,388        165,480       100,400        49,723
   Large Cap Value Series                                      192,419         13,495       104,683         5,678
   Hard Assets Series                                           15,759         19,014        40,084        35,964
   All Growth Series                                                 -              -        71,697       148,258
   All Cap Series                                              215,529         18,161       111,560         5,575
   Real Estate Series                                           71,207         46,270        96,209        64,912
   Fully Managed Series                                        377,005         90,177       112,464        61,046
   Equity Income Series                                        216,341         81,506        98,938        88,840
   Capital Appreciation Series                                 142,512        114,142       227,251        51,623
   Rising Dividends Series                                      60,251         72,471       151,463        58,223
   Emerging Markets Series                                      49,902         69,646        62,812        67,830
   Market Manager Series                                         3,388          8,410           594           813
   Value Equity Series                                         109,345         74,755       126,574        94,165
   Strategic Equity Series                                     199,079        223,594       404,992       147,040
   Small Cap Series                                            474,975        410,116       668,534       299,869
   Managed Global Series                                       994,534        946,349       773,452       628,437
   Mid-Cap Growth Series                                       813,977        747,789     1,570,684       553,073
   Capital Growth Series                                       150,331        150,151       163,005        24,871
   Research Series                                             208,240        178,793       332,012        33,449
   Total Return Series                                         303,584         73,267       177,368        58,592
   Growth Series                                               838,003        854,786     2,357,943     1,555,976
   Core Bond Series                                             96,443         23,096        21,953         1,829
   Developing World Series                                     514,464        492,886       224,227       196,834
   Growth Opportunities Series                                       -              -           397         6,296
   Asset Allocation Growth Series                               46,049            798         4,913           194
   Diversified Mid-Cap Series                                   51,740          5,350        16,411         5,011
   Investors Series                                             79,313          6,102        37,309        15,640
   Growth and Income Series                                     85,909          2,016        15,051         2,209
   Special Situations Series                                    21,339          1,778         6,296            46
   Internet Tollkeeper Series                                    5,934            392             -             -
   International Equity Series                               1,288,757      1,304,170     1,216,239     1,119,035


                                                                 35


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)


4. PURCHASES AND SALES OF INVESTMENT SECURITIES (CONTINUED)

                                                                          YEAR ENDED DECEMBER 31
                                                                     2001                        2000
                                                         ---------------------------------------------------------
                                                           PURCHASES       SALES        PURCHASES       SALES
                                                         ---------------------------------------------------------
                                                                          (DOLLARS IN THOUSANDS)

Pilgrim Variable Insurance Trust:
   Pilgrim Worldwide Growth Fund                               $ 24,855       $ 8,371       $ 8,467       $ 2,477
Pilgrim Variable Products Trust:
   Pilgrim Growth Opportunities Portfolio                         7,080         1,675             -             -
   Pilgrim MagnaCap Portfolio                                     5,521           131             -             -
   Pilgrim Small Cap Opportunities Portfolio                     20,495         5,437             -             -
   Pilgrim Convertible Class Portfolio                              195             3             -             -
   Pilgrim Growth and Income Portfolio                              442           291             -             -
   Pilgrim LargeCap Growth Portfolio                                538             8             -             -
PIMCO Variable Insurance Trust:
   PIMCO High Yield Bond Portfolio                              187,456       101,450       104,012        72,796
   PIMCO StocksPLUS Growth and Income Portfolio                  78,983        54,922       128,021        38,274
Prudential Series Fund, Inc.:
   Prudential Jennison Portfolio                                161,864       120,999        10,354           418
   SP Jennison International Growth Portfolio                    72,009        60,714        13,316        10,547
Greenwich Street Series Fund Inc.:
   Appreciation Portfolio                                            54           116           136           255
Travelers Series Fund Inc.:
   Smith Barney High Income Portfolio                                51            62            78            93
   Smith Barney Large Cap Value Portfolio                            30            71            77            82
   Smith Barney International All Cap Growth Portfolio                4            19           111            46
   Smith Barney Money Market Portfolio                              194           129            13           436
The Galaxy VIP Fund:
   Asset Allocation Portfolio                                       214           191         1,340            17
   Equity Portfolio                                                 130           187           946            35
   Growth and Income Portfolio                                       59           119           185            14
   High Quality Bond Portfolio                                       90            18            58            10
   Small Company Growth Portfolio                                    19             6            84             1
Alliance Variable Products Series Fund, Inc.:
   Alliance Bernstein Value Portfolio                               648            66             -             -
   Growth and Income Portfolio                                    1,659            44             -             -
   Premier Growth Portfolio                                       1,115            79             -             -


                                                                 36


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)


4. PURCHASES AND SALES OF INVESTMENT SECURITIES (CONTINUED)

                                                                          YEAR ENDED DECEMBER 31
                                                                     2001                        2000
                                                         ---------------------------------------------------------
                                                           PURCHASES       SALES        PURCHASES       SALES
                                                         ---------------------------------------------------------
                                                                          (DOLLARS IN THOUSANDS)
 Aetna Variable Portfolios, Inc.:
   GET Fund - Series N                                         $33,144       $ 3,009         $   -         $   -
   GET Fund - Series P                                         152,998           246             -             -
   GET Fund - Series Q                                           1,904             0             -             -
   Value Opportunity Portfolio                                     314            15             -             -
   Index Plus Large Cap Portfolio                                  896           101             -             -
   Index Plus Mid Cap Portfolio                                    852            62             -             -
   Index Plus Small Cap Portfolio                                  854           227             -             -
AIM Variable Insurance Funds, Inc.:
  AIM V.I. Dent Demographic Trends Fund                          3,649            90             -             -
  AIM V.I. Growth Fund                                             427             2             -             -
Brinson Series Trust:
  Tactical Allocation Portfolio                                    794            49             -             -
Fidelity Variable Insurance Products:
  Equity-Income Portfolio                                        1,945            55             -             -
  Growth Portfolio                                                 705            44             -             -
  Contrafund Portfolio                                           1,568           436             -             -
INVESCO Variable Investment Funds, Inc.:
  Financial Services Fund                                        3,684         1,338             -             -
  Health Sciences Fund                                          13,606         2,751             -             -
  Utilities Fund                                                 1,085           117             -             -
Janus Aspen Series:
  Janus Aspen Worldwide Growth Portfolio                         1,300            62             -             -
Portfolio Partners, Inc.:
  PPI MFS Capital Opportunities Portfolio                          661             9             -             -
Pioneer Variable Contracts Trust:
  Pioneer Fund VCT Portfolio                                     2,403           151             -             -
  Pioneer Small Company VCT Portfolio                              978            82             -             -
  Pioneer Mid-Cap VCT Portfolio                                  5,058            16             -             -
The ProFunds VP:
  Bull                                                          41,559        20,550             -             -
  Small-Cap                                                    202,340       180,975             -             -
  Europe 30                                                    179,473       169,046             -             -
Putnam Variable Trust:
  Growth and Income Fund                                           456            13             -             -
  International Growth and Income Fund                             625            33             -             -
  Voyager Fund                                                     539             8             -             -
                                                        ---------------------------------------------------------
COMBINED                                                   $14,943,146   $12,316,643   $14,572,339   $10,358,838
                                                        =========================================================

                                                               37, 38


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)


5. CHANGES IN UNITS

The changes in units outstanding for the years ended December 31, 2001 and 2000 are shown in the following table. The activity includes Contractowners electing to update a DVA 100 or DVA Series 100 Contract to a DVA PLUS Contract. Updates to DVA PLUS Contracts resulted in both a redemption (surrender of the old
Contract) and an issue (acquisition of the new Contract). All of the units issued for the Market Manager Division resulted from such updates.


                                                                   FOR THE YEAR ENDED DECEMBER 31
                                                              2001                                   2000
                                           -------------------------------------------------------------------------------
                                               UNITS         UNITS         NET         UNITS        UNITS         NET
                                               ISSUED       REDEEMED     INCREASE      ISSUED      REDEEMED     INCREASE
                                                                        (DECREASE)                             (DECREASE)
                                           -------------------------------------------------------------------------------

The GCG Trust:
   Liquid Asset Division                    406,837,337   381,974,408   24,862,929  359,367,174  350,362,386      9,004,788
   Limited Maturity Bond Division            21,094,466    13,022,965    8,071,501    6,653,002    4,238,782      2,414,220
   Large Cap Value Division                  21,298,417     3,032,221   18,266,196   10,510,495    1,148,728      9,361,767
   Hard Assets Division                       1,479,521     1,669,257     (189,736)   2,834,446    2,496,801        337,645
   All-Growth Division                                -             -            -        1,772    4,534,313     (4,532,541)
   All Cap Division                          20,782,291     4,029,958   16,752,333   10,302,677    1,241,107      9,061,570
   Real Estate Division                       3,276,661     2,545,459      731,202    4,319,128    3,211,948      1,107,180
   Fully Managed Division                    15,753,519     5,774,203    9,979,316    4,937,015    3,912,225      1,024,790
   Equity Income Division                    11,244,435     5,753,173    5,491,262    5,587,065    5,891,560       (304,495)
   Capital Appreciation Division              9,170,101     7,646,399    1,523,702    9,788,554    3,977,530      5,811,024
   Rising Dividends Division                  5,403,189     5,969,298     (566,109)   8,048,967    4,882,590      3,166,377
   Emerging Markets Division                  7,053,917    9,615,850    (2,561,933)   6,972,719    7,369,824       (397,105)
   Market Manager Division                            -      238,516      (238,516)           -       26,641        (26,641)
   Value Equity Division                      7,284,108    5,650,995     1,633,113    7,941,727    6,192,411      1,749,316
   Strategic Equity Division                 18,048,284   19,375,073    (1,326,789)  19,709,430    9,587,363     10,122,067
   Small Cap Division                        32,782,567   28,723,840     4,058,727   26,260,160   17,429,511      8,830,649
   Managed Global Division                   57,913,358   54,827,286     3,086,072   34,701,368   30,852,410      3,848,958
   Mid-Cap Growth Division                   26,837,412   24,939,789     1,897,623   29,199,551   15,272,144     13,927,407
   Capital Growth Division                   12,516,724   12,352,679       164,045    9,504,070    2,906,917      6,597,153
   Research Division                         11,109,168   10,124,605       984,563   10,607,414    2,858,194      7,749,220
   Total Return Division                     16,341,446    6,826,503     9,514,943    9,344,159    5,124,311      4,219,848
   Growth Division                           56,738,599   57,342,210      (603,611)  90,088,344   64,904,288     25,184,056
   Core Bond Division                         9,464,453    3,028,846     6,435,607    2,067,425      444,699      1,622,726
   Developing World Division                 77,143,940   74,214,198     2,929,742   25,929,101   23,178,428      2,750,673
   Growth Opportunities Division                      -            -             -        2,653      586,755       (584,102)
   Asset Allocation Growth Division           5,576,656      359,275     5,217,381      536,932       35,902        501,030
   Diversified Mid-Cap Division               6,501,025    1,269,887     5,231,138    1,738,197      587,931      1,150,266


                                                                 39

                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)


5. CHANGES IN UNITS (CONTINUED)


                                                                   FOR THE YEAR ENDED DECEMBER 31
                                                              2001                                   2000
                                           -------------------------------------------------------------------------------
                                               UNITS         UNITS         NET         UNITS        UNITS         NET
                                               ISSUED       REDEEMED     INCREASE      ISSUED      REDEEMED     INCREASE
                                                                        (DECREASE)                             (DECREASE)
                                           -------------------------------------------------------------------------------
The GCG Trust (continued):
   Investors Division                         8,174,409    1,445,937     6,728,472    3,506,979  1,589,857    1,917,122
   Growth and Income Division                10,214,159    1,007,740     9,206,419    1,550,837    270,440    1,280,397
   Special Situations Division                3,020,279      751,676     2,268,603      696,811     33,708      663,103
   Internet Tollkeeper Division                 867,730      158,666       709,064            -          -            -
   International Equity Division            140,797,564  141,233,941      (436,377)  92,849,675 86,976,149    5,873,526
Pilgrim Variable Insurance Trust:
   Pilgrim Worldwide Growth Division          3,791,068    1,563,623     2,227,445      966,161    330,869      635,292
Pilgrim Variable Products Trust:
  Pilgrim Growth Opportunities Division         931,175      259,800       671,375            -          -            -
  Pilgrim MagnaCap Division                     632,349       53,590       578,759            -          -            -
  Pilgrim Small Cap Opportunities Division    2,548,996      811,701     1,737,295            -          -            -
  Pilgrim Convertible Class Division             18,782          347        18,435            -          -            -
  Pilgrim Growth and Income Division             45,138       30,153        14,985            -          -            -
  Pilgrim LargeCap Growth Division               56,377          733        55,644            -          -            -
PIMCO Variable Insurance Trust:
  PIMCO High Yield Bond Division             21,217,537   13,988,901     7,228,636   11,171,609  9,133,980    2,037,629
  PIMCO StocksPLUS Growth and Income
     Division                                 8,925,373    7,365,612     1,559,761   10,253,524  4,989,762    5,263,762
Prudential Series Fund, Inc.:
  Prudential Jennison Division               26,252,187   19,904,133     6,348,054    1,167,863    181,053      986,810
  SP Jennison International Growth           12,383,699   10,604,474     1,779,225    1,516,731  1,198,936      317,795
     Division
Greenwich Street Series Fund Inc.:
  Appreciation Division                           2,637        6,303        (3,666)       6,545     13,984       (7,439)
Travelers Series Fund Inc.:
  Smith Barney High Income Division                  93        4,626        (4,533)       2,416      6,424       (4,008)
  Smith Barney Large Cap Value Division               6        3,282        (3,276)       2,886      4,081       (1,195)
  Smith Barney International All Cap
     Growth Division                                277        1,051          (774)       4,883      1,931        2,952
  Smith Barney Money Market Division             15,005       10,129         4,876            -     36,664      (36,664)
The Galaxy VIP Fund:
  Asset Allocation Division                      19,007       19,492          (485)     117,695      1,286      116,409
  Equity Division                                11,685       17,902        (6,217)      71,978      3,194       68,784
  Growth and Income Division                      5,606       12,104        (6,498)      16,903      1,136       15,767
  High Quality Bond Division                      7,406        1,490         5,916        5,210        922        4,288
  Small Company Growth Division                   1,341          329         1,012        5,427          2        5,425


                                                                 40

                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)


5. CHANGES IN UNITS (CONTINUED)


                                                                   FOR THE YEAR ENDED DECEMBER 31
                                                              2001                                   2000
                                           -------------------------------------------------------------------------------
                                               UNITS         UNITS         NET         UNITS        UNITS         NET
                                               ISSUED       REDEEMED     INCREASE      ISSUED      REDEEMED     INCREASE
                                                                        (DECREASE)                             (DECREASE)
                                           -------------------------------------------------------------------------------
Alliance Variable Products Series Fund,
 Inc.:
  Alliance Bernstein Value Division              71,653       12,180        59,473            -            -          -
  Growth and Income Division                    181,005        8,620       172,385            -            -          -
  Premier Growth Division                       123,347        9,253       114,094            -            -          -
Aetna Variable Portfolios, Inc.:
  GET Fund - Series N Division                3,305,373      296,325     3,009,048            -            -          -
  GET Fund - Series P Division               15,403,642      127,730    15,275,912            -            -          -
  GET Fund - Series Q Division                  190,471            -       190,471            -            -          -
  Value Opportunity Division                     34,696        1,645        33,051            -            -          -
  Index Plus Large Cap Division                  99,176       12,643        86,533            -            -          -
  Index Plus Mid Cap Division                    90,604        7,688        82,916            -            -          -
  Index Plus Small Cap Division                  96,255       28,852        67,403            -            -          -
AIM Variable Insurance Funds, Inc.:
  AIM V.I. Dent Demographic Trends Division     339,548       16,457       323,091            -            -          -
  AIM V.I. Growth Division                       42,954           57        42,897            -            -          -
Brinson Series Trust:
  Brinson Tactical Allocation Division           89,352        5,615        83,737            -            -          -
Fidelity Variable Insurance Products:
  Equity-Income Division                        214,691       11,435       203,256            -            -          -
  Growth Division                                80,283        5,508        74,775            -            -          -
  Contrafund Division                           171,166       49,255       121,911            -            -          -
INVESCO Variable Investment Funds, Inc.:
  Financial Services Division                   434,280      177,355       256,925            -            -          -
  Health Sciences Division                    1,421,950      369,814     1,052,136            -            -          -
  Utilities Division                            141,238       22,159       119,079            -            -          -
Janus Aspen Series:
  Janus Aspen Worldwide Growth Division         146,938        8,275       138,663            -            -          -
Portfolio Partners, Inc.:
  PPI MFS Capital Opportunities Division         79,584        1,274        78,310            -            -          -
Pioneer Variable Contracts Trust:
  Pioneer Fund VCT Division                     268,899       26,350       242,549            -            -          -
  Pioneer Small Company VCT Division            107,907       10,101        97,806            -            -          -
  Pioneer Mid-Cap VCT Division                  576,552       96,828       479,724            -            -          -


                                                                 41


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)


5. CHANGES IN UNITS (CONTINUED)

                                                        FOR THE YEAR ENDED DECEMBER 31
                                                   2001                                   2000
                                --------------------------------------------------------------------------------
                                    UNITS         UNITS         NET         UNITS        UNITS         NET
                                    ISSUED       REDEEMED     INCREASE      ISSUED      REDEEMED     INCREASE
                                                             (DECREASE)                             (DECREASE)
                                --------------------------------------------------------------------------------
The ProFunds VP:
  Bull Division                   4,686,896     2,370,498    2,316,398            -             -              -
  Small-Cap Division             21,972,144    19,853,663    2,118,481            -             -              -
  Europe 30 Division             23,135,968    22,371,682      764,286            -             -              -
Putnam Variable Trust:
  Growth and Income Division         50,302         2,090       48,212            -             -              -
  International Growth and
     Income Division                 70,513         6,733       63,780            -             -              -
  Voyager Division                   68,823         2,835       65,988            -             -              -
                                --------------------------------------------------------------------------------
COMBINED                        1,175,287,689 985,477,548   189,810,141  820,867,678  678,030,077    142,837,601
                                ================================================================================

6. UNIT VALUES

Accumulation unit value information for units outstanding, by Contract type, as of December 31, 2001 follows:

                                                                                            UNIT        EXTENDED
                            DIVISION/CONTRACT                                  UNITS        VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------
                                                                                                     (IN THOUSANDS)
LIQUID ASSET
Currently payable annuity products:
DVA 80                                                                          1,451       $17.11      $      24
DVA                                                                             1,419        16.67             24
Contracts in accumulation period:
DVA 80                                                                        222,827        17.11          3,813
DVA                                                                           905,779        16.67         15,099
DVA Series 100                                                                 51,726        15.92            824
DVA Plus - Standard (pre February 2000)                                       785,739        16.16         12,698
DVA Plus - Standard (post January 2000 and post 2000)                         231,818        15.98          3,705
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard
   (pre February 2000), Premium Plus - Standard (pre February 2000), ES
   II (pre 2001), ES II - Standard (post 2000), Generations - Standard     14,053,317        15.84        222,606
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5%
   Solution  (post 2000),  Access - Standard  (post January 2000 and post 2000), Premium Plus - Standard (post January 2000 and post
   2000), ES II - Deferred Ratchet (post 2000), Generations -
   Deferred Ratchet                                                        12,017,917        15.67        188,321
DVAPlus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000), Access -
   Annual Ratchet (pre February 2000) and 5.5% Solution (pre February
   2000), Premium Plus - Annual Ratchet (pre February 2000) and 5.5%
   Solution (pre February 2000), ES II - 5.5% Solution (post 2000)          7,210,821        15.54        112,056


                                                                 42


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)

LIQUID ASSET (CONTINUED)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5%  Solution  (post  January  2000 and post 2000),  Premium Plus -
   Annual Ratchet (post January 2000), Premium Plus -
   5.5% Solution (post January 2000 and post 2000)                                2,858,557       $15.36       $ 43,908
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II -
   Annual Ratchet (post 2000), Generations - Annual Ratchet, Landmark               953,602        15.26         14,552
   - Standard
Access - 7% Solution (pre February  2000),  Access - Annual Ratchet (post 2000),
   Access - Max 5.5 (post January 2000),  DVA Plus - Annual Ratchet (post 2000),
   ES II - Max 5.5 (post 2000),  Premium Plus - 7% Solution (pre February 2000),
   Premium Plus - Annual
   Ratchet (post 2000), Premium Plus - Max 5.5 (post January 2000)               10,759,451        15.21        163,652
Access - Max 5.5 (post 2000), DVA Plus - Max 7 (post January 2000 and post 2000), Premium Plus - Max 5.5 (post 2000), ES II - 7%
   Solution (post 2000), Generations - 7% Solution                                1,500,979        15.06         22,605
Access - 7% Solution (post January 2000 and post 2000), Access -
   Standard (post April 2001), Premium Plus - 7% Solution (post
   January 2000 and post 2000), Landmark - 5.5% Solution                          9,752,616        14.96        145,900
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max
   7 (post January 2000 and post 2000), Landmark - Annual Ratchet                 6,235,817        14.77         92,103
Access - 5.5% Solution (post April 2001), Landmark - Max 5.5                             92        14.72              1
Access - Annual Ratchet (post April 2001)                                           329,210        14.53          4,784
Access - Max 5.5 (post April 2001), Landmark - Max 7                                261,606        14.43          3,775
Access - 7% Solution (post April 2001)                                              131,130        14.34          1,881
Access  - Max 7 (post April 2001)                                                   255,666        14.15          3,618
Value                                                                               115,038        16.89          1,943
Access One                                                                           23,869        17.79            425
VA Option I                                                                          10,854        16.78            182
VA Option II                                                                         12,665        16.13            205
VA Option III                                                                        18,061        16.89            305
VA Bonus Option I                                                                   116,590        15.71          1,832
VA Bonus Option II                                                                   20,175        15.11            305
VA Bonus Option III                                                                  45,601        14.81            676
ES II - Max 7 (post 2000), Generations - Max 7                                      371,667        14.92          5,545
Landmark - 7% Solution                                                              202,030        14.62          2,954
Advantage Option I                                                                   47,932        14.26            684
Advantage Option II                                                                  16,519        13.89            230
Advantage Option III                                                                 18,352        13.62            250
                                                                                                           ----------------
                                                                                                             $1,071,485
                                                                                                           ================


                                                                 43


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


LIMITED MATURITY BOND
Currently payable annuity products:
DVA 80                                                                             $  2,363       $20.57      $      49
DVA                                                                                   8,431        20.04            169
Contracts in accumulation period:
DVA 80                                                                               24,997        20.57            514
DVA                                                                                 980,533        20.04         19,650
DVA Series 100                                                                       10,239        19.14            196
DVA Plus - Standard (pre February 2000)                                             366,850        19.44          7,132
DVA Plus - Standard (post January 2000 and post 2000)                               344,127        19.26          6,628
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           4,326,402        19.06         82,461
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   2,416,706        18.88         45,627
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         2,547,140        18.69         47,606
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           497,060        18.51          9,201
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           389,086        18.39          7,155
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                3,653,890        18.30         66,866
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           342,316        18.15          6,213
Access - 7% Solution (post January 2000 and post 2000), Access -
   Standard (post April 2001), Premium Plus - 7% Solution (post
   January 2000 and post 2000), Landmark - 5.5% Solution                          1,730,152        18.03         31,195
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,441,971        17.80         25,667
Access - 5.5% Solution (post April 2001), Landmark - Max 5.5                            994        17.71             18
Access - Annual Ratchet (post April 2001)                                            33,099        17.48            579
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 63,527        17.36          1,103
Access - 7% Solution (post April 2001)                                               14,995        17.25            259

                                                                 44


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


LIMITED MATURITY BOND (CONTINUED)
Access  - Max 7 (post April 2001)                                                    33,665       $17.02      $     573
Value                                                                                70,078        20.32          1,424
Access One                                                                            1,261        21.41             27
ES II - Max 7 (post 2000), Generations - Max 7                                      177,355        17.95          3,184
Landmark - 7% Solution                                                               32,154        17.59            566
                                                                                                           ----------------
                                                                                                              $ 364,062
                                                                                                           ================

LARGE CAP VALUE
Contracts in accumulation period:
DVA                                                                                  39,349       $10.10      $     397
DVA Plus - Standard (pre February 2000)                                             135,888        10.05          1,365
DVA Plus - Standard (post January 2000 and post 2000)                               356,503        10.04          3,579
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           3,900,664        10.02         39,084
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   4,561,875        10.01         45,664
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution            1,783,085         9.99         17,813
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%         1,370,680         9.98         13,679
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard         1,400,045         9.97         13,958
Access - 7% Solution (pre February  2000),  Access - Annual Ratchet (post 2000),
   Access - Max 5.5 (post January 2000),  DVA Plus - Annual Ratchet (post 2000),
   ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                3,260,906         9.96         32,478
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                         1,513,414         9.95         15,058
Access - 7% Solution (post January 2000 and post 2000), Access -
   Standard (post April 2001), Premium Plus - 7% Solution (post
   January 2000 and post 2000), Landmark - 5.5% Solution                          3,603,942         9.94         35,823
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   4,320,852         9.93         42,905



                                                                 45


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)



LARGE CAP VALUE (CONTINUED)
Access - Annual Ratchet (post April 2001)                                            64,872        $9.89      $     641
Access - Max 5.5 (post April 2001), Landmark - Max 7                                261,939         9.88          2,588
Access - 7% Solution (post April 2001)                                               82,700         9.87            816
Access  - Max 7 (post April 2001)                                                   172,888         9.85          1,703
Value                                                                                77,937        10.12            788
Access One                                                                              185        10.20              2
ES II - Max 7 (post 2000), Generations - Max 7                                      609,108         9.93          6,048
Landmark - 7% Solution                                                              111,131         9.90          1,100
                                                                                                           ----------------
                                                                                                              $ 275,489
                                                                                                           ================

HARD ASSETS
Currently payable annuity products:
DVA                                                                                   2,975       $14.88      $      44
Contracts in accumulation period:
DVA 80                                                                               34,308        15.27            524
DVA                                                                                 246,318        14.88          3,665
DVA Series 100                                                                       10,367        14.21            147
DVA Plus - Standard (pre February 2000)                                              77,971        14.42          1,124
DVA Plus - Standard (post January 2000 and post 2000)                                14,140        14.31            202
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                             295,871        14.14          4,184
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                     144,214        14.03          2,023
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                           458,821        13.87          6,364
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000), Premium Plus
   - Annual Ratchet (post January 2000), Premium Plus -
   5.5% Solution (post January 2000 and post 2000)                                   22,851        13.76            314
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard            18,910        13.67            258
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7%
   Solution (pre February 2000), Premium Plus - Annual Ratchet (post                474,627        13.58          6,445
   2000), Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                            30,794        13.49            415

                                                                 46


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


HARD ASSETS (CONTINUED)
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              94,215       $13.40      $   1,262
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     315,573        13.22          4,172
Access - Annual Ratchet (post April 2001)                                             8,522        12.96            110
Access - Max 5.5 (post April 2001), Landmark - Max 7                                  2,532        12.88             33
Access - 7% Solution (post April 2001)                                                6,075        12.79             78
Access  - Max 7 (post April 2001)                                                     9,098        12.63            115
Value                                                                                26,881        15.07            405
ES II - Max 7 (post 2000), Generations - Max 7                                       95,942        13.31          1,277
Landmark - 7% Solution                                                                3,712        13.05             48
                                                                                                           ----------------
                                                                                                              $  33,209
                                                                                                           ================

ALL CAP
Contracts in accumulation period:
DVA                                                                                  49,190       $11.74      $     577
DVA Series 100                                                                          948        11.66             11
DVA Plus - Standard (pre February 2000)                                             124,190        11.68          1,450
DVA Plus - Standard (post January 2000 and post 2000)                               251,795        11.67          2,938
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           4,280,223        11.65         49,864
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   3,977,598        11.64         46,299
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         2,043,716        11.62         23,748
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%         1,200,300        11.60         13,923
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           807,562        11.59          9,359
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                3,995,359        11.58         46,266
   Premium Plus - Max 5.5 (post January 2000)

                                                                 47


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


ALL CAP (CONTINUED)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           902,603       $11.57      $  10,443
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           2,722,089        11.56         31,467
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   4,291,400        11.54         49,522
Access - 5.5% Solution (post April 2001), Landmark - Max 5.5                            778        11.53              9
Access - Annual Ratchet (post April 2001)                                           101,331        11.50          1,165
Access - Max 5.5 (post April 2001), Landmark - Max 7                                225,937        11.49          2,596
Access - 7% Solution (post April 2001)                                               31,699        11.48            364
Access  - Max 7 (post April 2001)                                                   202,778        11.46          2,324
Value                                                                                55,362        11.76            651
ES II - Max 7 (post 2000), Generations - Max 7                                      471,202        11.55          5,442
Landmark - 7% Solution                                                               77,843        11.51            896
                                                                                                           ----------------
                                                                                                              $ 299,314
                                                                                                           ================

REAL ESTATE
Currently payable annuity products:
DVA 80                                                                                  230       $30.67      $       7
DVA                                                                                   3,512        29.88            105
Contracts in accumulation period:
DVA 80                                                                               13,962        30.67            428
DVA                                                                                 349,958        29.88         10,457
DVA Series 100                                                                        6,396        28.54            183
DVA Plus - Standard (pre February 2000)                                             112,185        28.96          3,249
DVA Plus - Standard (post January 2000 and post 2000)                                31,389        28.74            902
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January  2000),  Access - Standard (pre February 000),
   Premium Plus - Standard (pre February 2000), ES II
   (pre 2001), ES II - Standard (post 2000), Generations - Standard                 887,731        28.40         25,212
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations Deferred Ratchet                       414,152        28.18         11,671
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                           715,122        27.85         19,916
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           107,794        27.63          2,978
   Solution (post January 2000 and post 2000)


                                                                 48


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)



REAL ESTATE (CONTINUED)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard            77,778       $27.45      $   2,135
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                  801,893        27.27         21,868
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           101,334        27.09          2,745
Access - 7% Solution (post January 2000 and post 2000), Access -
   Standard (post April 2001), Premium Plus - 7% Solution (post January
   2000 and post 2000), Landmark - 5.5% Solution                                    310,014        26.91          8,342
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     474,134        26.56         12,593
Access - Annual Ratchet (post April 2001)                                             8,515        26.04            222
Access - Max 5.5 (post April 2001), Landmark - Max 7                                  7,350        25.87            190
Access - 7% Solution (post April 2001)                                                6,621        25.70            170
Access - Max 7 (post April 2001)                                                     16,849        25.36            427
Value                                                                                 4,235        30.28            128
Access One                                                                               74        31.90              2
ES II - Max 7 (post 2000), Generations - Max 7                                       81,301        26.74          2,174
Landmark - 7% Solution                                                                2,487        26.21             65
                                                                                                           ----------------
                                                                                                              $ 126,169
                                                                                                           ================

FULLY MANAGED
Currently payable annuity products:
DVA 80                                                                                  660       $30.47      $      20
DVA                                                                                  26,524        29.68            787
Contracts in accumulation period:
DVA 80                                                                               40,514        30.47          1,235
DVA                                                                               1,370,762        29.68         40,684
DVA Series 100                                                                       26,501        28.35            751
DVA Plus - Standard (pre February 2000)                                             453,058        28.77         13,035
DVA Plus - Standard (post January 2000 and post 2000)                               152,493        28.55          4,354
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           4,592,779        28.22        129,608
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution                                                .
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   2,279,908        27.99         63,815

                                                                 49


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


FULLY MANAGED (CONTINUED)
DVAPlus - 7% Solution  (pre  February  2000),  DVA Plus - Annual  Ratchet  (post
   2000),  DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet (pre
   February 2000) and 5.5% Solution (pre February  2000),  Premium Plus - Annual
   Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         3,679,280       $27.67      $ 101,806
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           495,196        27.44         13,588
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           477,872        27.27         13,032
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                4,693,130        27.09        127,137
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           531,690        26.91         14,308
Access - 7% Solution (post January 2000 and post 2000), Access -
   Standard (post April 2001), Premium Plus - 7% Solution (post
   January 2000 and post 2000), Landmark - 5.5% Solution                          1,927,532        26.74         51,542
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,940,880        26.39         51,220
Access - Annual Ratchet (post April 2001)                                            43,670        25.87          1,130
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 92,605        25.70          2,380
Access - 7% Solution (post April 2001)                                               43,006        25.53          1,098
Access  - Max 7 (post April 2001)                                                    93,509        25.20          2,356
Value                                                                                39,680        30.08          1,194
ES II - Max 7 (post 2000), Generations - Max 7                                      329,417        26.56          8,749
Landmark - 7% Solution                                                               43,865        26.04          1,142
                                                                                                           ----------------
                                                                                                              $ 644,971
                                                                                                           ================

EQUITY INCOME
Currently payable annuity products:
DVA 80                                                                                3,201       $25.81      $      83
DVA                                                                                  33,619        25.14            845
Contracts in accumulation period:
DVA 80                                                                              127,596        25.81          3,293
DVA                                                                               2,438,128        25.14         61,295
DVA Series 100                                                                       38,217        24.02            918
DVA Plus - Standard (pre February 2000)                                             293,213        24.37          7,146
DVA Plus - Standard (post January 2000 and post 2000)                               103,145        24.18          2,494


                                                                 50


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


EQUITY INCOME (CONTINUED)
DVAPlus - Annual  Ratchet (pre  February  2000) and 5.5%  Solution (pre February
   2000 and post January 2000),  Access - Standard (pre February 2000),  Premium
   Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           3,366,040       $23.90      $  80,448
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   1,599,946        23.71         37,935
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution            2,377,260        23.43         55,699
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           398,073        23.25          9,255
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           410,546        23.10          9,484
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                3,203,913        22.94         73,498
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           387,753        22.79          8,837
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           1,103,378        22.65         24,992
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,364,874        22.35         30,505
Access - Annual Ratchet (post April 2001)                                            27,313        21.91            599
Access - Max 5.5 (post April 2001), Landmark - Max 7                                107,272        21.77          2,335
Access - 7% Solution (post April 2001)                                               25,079        21.62            542
Access  - Max 7 (post April 2001)                                                    36,452        21.34            778
Value                                                                                31,320        25.48            798
Access One                                                                              875        26.84             23
ES II - Max 7 (post 2000), Generations - Max 7                                      191,974        22.50          4,320
Landmark - 7% Solution                                                               29,036        22.06            641
                                                                                                           ----------------
                                                                                                              $ 416,763
                                                                                                           ================


                                                                 51


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)



CAPITAL APPRECIATION Currently payable annuity products:
DVA                                                                                  25,182       $22.43      $     565
Contracts in accumulation period:
DVA 80                                                                               17,235        22.87            394
DVA                                                                               1,442,077        22.43         32,346
DVA Series 100                                                                       21,812        21.67            473
DVA Plus - Standard (pre February 2000)                                             355,810        21.91          7,796
DVA Plus - Standard (post January 2000 and post 2000)                               162,730        21.78          3,544
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           3,606,211        21.60         77,895
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   1,862,499        21.46         39,970
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         3,688,602        21.28         78,494
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           938,385        21.15         19,847
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           337,955        21.05          7,114
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                4,160,509        20.94         87,121
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           446,323        20.84          9,302
Access - 7% Solution (post January 2000 and post 2000), Access -
   Standard (post April 2001), Premium Plus - 7% Solution (post
   January 2000 and post 2000), Landmark - 5.5% Solution                          1,587,677        20.74         32,929
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,748,122        20.53         35,890
Access - Annual Ratchet (post April 2001)                                            17,631        20.23            357
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 41,070        20.13            827
Access - 7% Solution (post April 2001)                                               10,853        20.03            217

                                                                 52


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


CAPITAL APPRECIATION (CONTINUED)
Access  - Max 7 (post April 2001)                                                    49,630       $19.84      $     985
Value                                                                                46,988        22.65          1,064
ES II - Max 7 (post 2000), Generations - Max 7                                      138,978        20.64          2,869
Landmark - 7% Solution                                                               10,329        20.33            210
                                                                                                           ----------------
                                                                                                              $ 440,209
                                                                                                           ================

RISING DIVIDENDS
Currently payable annuity products:
DVA 80                                                                                  675       $22.72      $      15
DVA                                                                                   8,983        22.35            201
Contracts in accumulation period:
DVA 80                                                                               15,986        22.72            363
DVA                                                                               1,509,592        22.35         33,739
DVA Series 100                                                                       42,509        21.70            922
DVA Plus - Standard (pre February 2000)                                             979,243        21.91         21,455
DVA Plus - Standard (post January 2000 and post 2000)                               181,196        21.80          3,950
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           7,290,570        21.65        157,841
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   1,737,220        21.52         37,385
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         8,520,621        21.38        182,171
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           529,164        21.26         11,250
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           752,795        21.17         15,937
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                8,865,679        21.08        186,889
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           485,828        20.99         10,198
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           1,489,476        20.90         31,130

                                                                 53


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


RISING DIVIDENDS (CONTINUED)
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,546,448       $20.73      $  32,058
Access - Annual Ratchet (post April 2001)                                            20,785        20.47            425
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 51,722        20.39          1,055
Access - 7% Solution (post April 2001)                                               13,112        20.30            266
Access  - Max 7 (post April 2001)                                                    27,684        20.13            557
Value                                                                                38,906        22.54            877
Access One                                                                               48        23.30              1
ES II - Max 7 (post 2000), Generations - Max 7                                      118,228        20.82          2,462
Access - 5.5% Solution (post April 2001), Landmark - Max 5.5                             23        20.64              -
Landmark - 7% Solution                                                               43,851        20.56            902
                                                                                                           ----------------
                                                                                                              $ 732,049
                                                                                                           ================

VALUE EQUITY
Currently payable annuity products:
DVA 80                                                                                  247       $19.10      $       5
DVA                                                                                   1,241        18.84             23
Contracts in accumulation period:
DVA 80                                                                                5,894        19.10            112
DVA                                                                                 311,818        18.84          5,875
DVA Series 100                                                                       13,074        18.38            240
DVA Plus - Standard (pre February 2000)                                             324,375        18.53          6,011
DVA Plus - Standard (post January 2000 and post 2000)                                58,111        18.44          1,072
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           2,404,426        18.34         44,097
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Pre mium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                     833,753        18.25         15,216
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution            2,428,124        18.14         44,046
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           252,946        18.06          4,568
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           183,495        17.99          3,301

                                                                 54


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


VALUE EQUITY (CONTINUED)
Access - 7% Solution (pre February  2000),  Access - Annual Ratchet (post 2000),
   Access - Max 5.5 (post January 2000),  DVA Plus - Annual Ratchet (post 2000),
   ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                2,414,646      $ 17.92      $  43,270
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           174,298        17.87          3,115
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             706,804        17.81         12,588
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     665,937        17.68         11,774
Access - Annual Ratchet (post April 2001)                                            15,882        17.49            278
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 34,231        17.43            597
Access - 7% Solution (post April 2001)                                                7,195        17.36            125
Access  - Max 7 (post April 2001)                                                    50,098        17.24            864
Value                                                                                 8,978        18.96            170
VA Option II                                                                            557        18.51             10
VA Option III                                                                             2        18.96              -
VA Bonus Option I                                                                     4,264        18.25             78
VA Bonus Option II                                                                      644        17.86             11
VA Bonus Option III                                                                     157        17.67              3
ES II - Max 7 (post 2000), Generations - Max 7                                       69,963        17.74          1,241
Landmark - 7% Solution                                                               18,689        17.55            328
                                                                                      1,082        18.90             21
                                                                                                           ----------------
                                                                                                              $ 199,039
                                                                                                           ================

STRATEGIC EQUITY
Currently payable annuity products:
DVA                                                                                  25,018      $ 15.06      $     377
Contracts in accumulation period:
DVA 80                                                                               20,015        15.26            306
DVA                                                                                 172,533        15.06          2,598
DVA Series 100                                                                        9,142        14.73            135

                                                                 55


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


STRATEGIC EQUITY (CONTINUED)
DVA Plus - Standard (pre February 2000)                                             353,212       $14.85      $   5,245
DVA Plus - Standard (post January 2000 and post 2000)                               134,200        14.78          1,984
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           3,787,157        14.71         55,709
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   2,160,543        14.64         31,631
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         2,640,191        14.57         38,468
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%         1,052,847        14.50         15,266
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           414,298        14.46          5,991
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                3,613,808        14.41         52,075
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           327,852        14.37          4,711
Access - 7% Solution (post January 2000 and post 2000), Access -
   Standard (post April 2001), Premium Plus - 7% Solution (post
   January 2000 and post 2000), Landmark - 5.5% Solution                          1,447,650        14.32         20,731
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,475,163        14.23         20,992
Access - 5.5% Solution (post April 2001), Landmark - Max 5.5                             32        14.19              1
Access - Annual Ratchet (post April 2001)                                             9,284        14.10            131
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 21,990        14.05            309
Access - 7% Solution (post April 2001)                                               11,976        14.01            168
Access  - Max 7 (post April 2001)                                                    32,366        13.92            451
Value                                                                                21,915        15.16            332
ES II - Max 7 (post 2000), Generations - Max 7                                      107,256        14.28          1,532
Landmark - 7% Solution                                                               16,923        14.14            239
                                                                                                           ----------------
                                                                                                              $ 259,382
                                                                                                           ================


                                                                 56


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


SMALL CAP
Currently payable annuity products:
DVA                                                                                   5,271       $18.31      $      96
Contracts in accumulation period:
DVA 80                                                                               21,166        18.53            392
DVA                                                                                 264,035        18.31          4,835
DVA Series 100                                                                       11,620        17.92            208
DVA Plus - Standard (pre February 2000)                                             408,938        18.04          7,377
DVA Plus - Standard (post January 2000 and post 2000)                               189,790        17.98          3,413
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           7,129,781        17.87        127,409
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   2,714,045        17.82         48,364
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution            4,908,965        17.71         86,938
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%         1,205,577        17.65         21,278
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           534,470        17.60          9,407
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                4,881,594        17.55         85,672
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           525,394        17.50          9,194
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           1,876,959        17.44         32,734
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,918,122        17.33         33,241
Access - Annual Ratchet (post April 2001)                                            28,016        17.18            481
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 77,139        17.12          1,321
Access - 7% Solution (post April 2001)                                               21,559        17.07            368
Access  - Max 7 (post April 2001)                                                    36,881        16.97            626
Value                                                                                96,856        18.42          1,784
Access One                                                                            1,141        18.87             22
ES II - Max 7 (post 2000), Generations - Max 7                                      279,566        17.39          4,862
Landmark - 7% Solution                                                               28,511        17.23            491
                                                                                                           ----------------
                                                                                                              $ 480,513
                                                                                                           ================

                                                                 57


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


MANAGED GLOBAL
Currently payable annuity products:
DVA                                                                                    8,711       $18.21     $     159
Contracts in accumulation period:
DVA 80                                                                                13,743        18.55           255
DVA                                                                                1,458,583        18.21        26,561
DVA Series 100                                                                        31,532        17.64           556
DVA Plus - Standard (pre February 2000)                                              485,438        17.78         8,631
DVA Plus - Standard (post January 2000 and post 2000)                                203,822        17.68         3,604
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                            1,757,558        17.54        30,828
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                    1,775,926        17.43        30,955
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet (post
   2000),  DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet (pre
   February 2000) and 5.5% Solution (pre February 2000), Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000),
   ES II - 5.5% Solution (post  2000)                                              3,208,565        17.30        55,508
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%            726,953        17.19        12,496
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard            791,259        17.11        13,538
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000), Premium           922,271        17.03        15,706
   Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution (post
   2000), Generations - 7% Solution                                                  361,440        16.95         6,127
Access - 7% Solution (post January 2000 and post 2000), Access -
   Standard (post April 2001), Premium Plus - 7% Solution (post January
   2000 and post 2000), Landmark - 5.5% Solution                                   1,137,846        16.87        19,196
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                    1,118,604        16.71        18,692
Access - Annual Ratchet (post April 2001)                                             24,750        16.48           408
Access - Max 5.5 (post April 2001), Landmark - Max 7                                  72,320        16.41         1,187
Access - 7% Solution (post April 2001)                                                32,608        16.33           533
Access  - Max 7 (post April 2001)                                                     55,217        16.18           893
Value                                                                                 84,214        18.35         1,545
Access One                                                                               953        19.04            18
ES II - Max 7 (post 2000), Generations - Max 7                                       153,710        16.79         2,581
Landmark - 7% Solution                                                                24,836        16.56           411
                                                                                                           ----------------
                                                                                                              $ 250,388
                                                                                                           ================

                                                                 58


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


MID-CAP GROWTH
Currently payable annuity products:
DVA                                                                                   5,027       $32.79      $     165
Contracts in accumulation period:
DVA 80                                                                               28,311        33.27            942
DVA                                                                                 836,818        32.79         27,439
DVA Series 100                                                                       14,158        31.96            453
DVA Plus - Standard (pre February 2000)                                             464,847        32.20         14,968
DVA Plus - Standard (post January 2000 and post 2000)                               229,352        32.08          7,358
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           6,612,250        31.80        210,270
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   3,144,090        31.73         99,762
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         4,965,396        31.50        156,410
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%
   Solution (post January 2000 and post 2000)                                     1,323,824        31.38         41,542
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           569,708        31.27         17,815
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                5,852,719        31.15        182,312
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           577,691        31.04         17,932
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           2,066,676        30.93         63,922
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   2,275,454        30.70         69,857

Access - 5.5% Solution (post April 2001), Landmark - Max 5.5                             15        30.58              1
Access - Annual Ratchet (post April 2001)                                            32,214        30.36            978
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 93,233        30.25          2,820
Access - 7% Solution (post April 2001)                                               29,442        30.14            888
Access  - Max 7 (post April 2001)                                                    50,086        29.92          1,499
Granite PrimElite - Standard                                                          3,120        32.20            101
Granite PrimElite - Annual Ratchet                                                   25,006        31.80            795

                                                                 59


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


MID-CAP GROWTH (CONTINUED)
Value                                                                                74,567       $33.03      $   2,463
Access One                                                                               53        34.01              2
ES II - Max 7 (post 2000), Generations - Max 7                                      217,014        30.81          6,686
Landmark - 7% Solution                                                               29,847        30.47            910
                                                                                                           ----------------
                                                                                                              $ 928,290
                                                                                                           ================

CAPITAL GROWTH
Contracts in accumulation period:
DVA 80                                                                                4,130       $15.15      $      63
DVA                                                                                 199,338        14.98          2,986
DVA Series 100                                                                        6,847        14.68            101
DVA Plus - Standard (pre February 2000)                                             519,605        14.76          7,670
DVA Plus - Standard (post January 2000 and post 2000)                               117,979        14.72          1,737
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           6,450,279        14.64         94,432
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   1,780,512        14.59         25,978
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution            5,716,523        14.51         82,947
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           826,425        14.47         11,959
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           388,823        14.43          5,611
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                7,379,706        14.38        106,120
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           395,575        14.34          5,673
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           1,586,390        14.30         22,685
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,557,258        14.21         22,129
Access - Annual Ratchet (post April 2001)                                            13,857        14.09            195
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 63,924        14.05            898

                                                                 60


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


CAPITAL GROWTH (CONTINUED)
Access - 7% Solution (post April 2001)                                               45,184       $14.01      $     633
Access  - Max 7 (post April 2001)                                                    35,301        13.93            492
Value                                                                                71,346        15.07          1,075
ES II - Max 7 (post 2000), Generations - Max 7                                      115,782        14.26          1,651
Landmark - 7% Solution                                                               28,215        14.13            399
                                                                                                           ----------------
                                                                                                              $ 395,434
                                                                                                           ================

RESEARCH
Contracts in accumulation period:
DVA 80                                                                                5,149       $21.34      $     110
DVA                                                                                 223,037        21.03          4,690
DVA Series 100                                                                       15,556        20.50            319
DVA Plus - Standard (pre February 2000)                                             519,229        20.65         10,722
DVA Plus - Standard (post January 2000 and post 2000)                               165,278        20.58          3,401
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           7,316,945        20.44        149,558
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   2,427,133        20.36         49,416
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution            6,799,019        20.21        137,408
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%         1,029,430        20.13         20,722
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           792,239        20.05         15,884
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                7,706,338        19.98        153,973
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           588,415        19.91         11,715
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           1,666,295        19.84         33,059
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,829,741        19.69         36,028
Access - 5.5% Solution (post April 2001), Landmark - Max 5.5                             23        19.62              -
Access - Annual Ratchet (post April 2001)                                            25,925        19.48            505

                                                                 61


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


RESEARCH (CONTINUED)
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 85,348       $19.40      $   1,656
Access - 7% Solution (post April 2001)                                               35,638        19.33            689
Access  - Max 7 (post April 2001)                                                    49,977        19.19            959
Granite PrimElite - Standard                                                          2,993        20.66             62
Granite PrimElite - Annual Ratchet                                                   32,689        20.44            668
Value                                                                                78,637        21.19          1,666
VA Option II                                                                          4,166        20.65             86
VA Option III                                                                         1,497        21.03             31
VA Bonus Option I                                                                     7,932        20.35            161
VA Bonus Option II                                                                    9,494        19.91            189
VA Bonus Option III                                                                   1,675        19.69             33
ES II - Max 7 (post 2000), Generations - Max 7                                      167,034        19.77          3,302
Landmark - 7% Solution                                                               33,529        19.55            655
                                                                                      2,097        21.11             44
                                                                                                           -----------------
                                                                                                              $ 637,711
                                                                                                           =================

TOTAL RETURN
Contracts in accumulation period:
DVA 80                                                                                3,320       $21.47      $     $72
DVA                                                                                 231,273        21.16          4,894
DVA Series 100                                                                        4,503        20.62             93
DVA Plus - Standard (pre February 2000)                                             715,333        20.78         14,865
DVA Plus - Standard (post January 2000 and post 2000)                               307,521        20.70          6,366
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           9,253,395        20.55        190,157
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   3,612,214        20.48         73,978
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         6,331,856        20.33        128,727
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           856,471        20.25         17,344
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           915,770        20.18         18,480
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                9,559,265        20.10        192,141
   Premium Plus - Max 5.5 (post January 2000)

                                                                 62


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


TOTAL RETURN (CONTINUED)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           934,683       $20.03      $  18,722
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           2,673,135        19.96         53,356
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   2,637,733        19.81         52,254
Access - 5.5% Solution (post April 2001), Landmark - Max 5.5                            470        19.74              9
Access - Annual Ratchet (post April 2001)                                            48,787        19.59            956
Access - Max 5.5 (post April 2001), Landmark - Max 7                                203,036        19.52          3,963
Access - 7% Solution (post April 2001)                                               62,233        19.45          1,211
Access  - Max 7 (post April 2001)                                                    77,305        19.30          1,492
Granite PrimElite - Standard                                                          3,850        20.78             80
Granite PrimElite - Annual Ratchet                                                   24,514        20.56            504
Value                                                                               104,593        21.32          2,230
Access One                                                                              243        21.94              5
ES II - Max 7 (post 2000), Generations - Max 7                                      338,408        19.88          6,728
Landmark - 7% Solution                                                               91,026        19.66          1,790
VA Option I                                                                          23,176        21.24            492
VA Option II                                                                         22,001        20.77            457
VA Option III                                                                         4,628        21.16             98
VA Bonus Option I                                                                    41,845        20.47            857
VA Bonus Option II                                                                   43,753        20.03            877
VA Bonus Option III                                                                   8,837        19.81            175
Advantage Option I                                                                      335        19.39              7
Advantage Option II                                                                     529        19.11             10
Advantage Option III                                                                    190        18.90              4
                                                                                                           ----------------
                                                                                                              $ 793,394
                                                                                                           ================

GROWTH
Contracts in accumulation period:
DVA 80                                                                               25,741       $15.68      $     404
DVA                                                                                 492,815        15.50          7,639
DVA Series 100                                                                       20,294        15.18            308
DVA Plus - Standard (pre February 2000)                                             747,104        15.28         11,416
DVA Plus - Standard (post January 2000 and post 2000)                               478,470        15.23          7,287
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                          16,739,731        15.14        253,441
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   6,476,226        15.10         97,791

                                                                 63


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


GROWTH (CONTINUED)
DVAPlus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet (post
   2000), DVA Plus - Max 5.5 (post January 2000), Access - Annual Ratchet (pre
   February 2000) and 5.5% Solution (pre February 2000), Premium Plus - Annual
   Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         11,192,041       $15.01      $ 167,993
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%         3,005,289        14.97         44,990
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard         1,236,744        14.93         18,465
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),               15,394,399        14.88        229,070
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                         1,104,093        14.84         16,385
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           5,132,970        14.79         75,918
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   4,093,893        14.71         60,222
Access - 5.5% Solution (post April 2001), Landmark - Max 5.5                             31        14.66              1
Value                                                                               132,904        15.59          2,072
Access One                                                                              808        15.95             13
Access - Annual Ratchet (post April 2001)                                            37,524        14.58            547
Access - Max 5.5 (post April 2001), Landmark - Max 7                                126,140        14.54          1,834
Access - 7% Solution (post April 2001)                                               50,456        14.49            731
Access  - Max 7 (post April 2001)                                                    58,239        14.41            839
ES II - Max 7 (post 2000), Generations - Max 7                                      332,353        14.75          4,902
Landmark - 7% Solution                                                               42,687        14.62            624
                                                                                                           ----------------
                                                                                                             $1,002,892
                                                                                                           ================

CORE BOND
Contracts in accumulation period:
DVA 80                                                                                    1       $12.39      $       -
DVA                                                                                  15,512        12.21            189
DVA Plus - Standard (pre February 2000)                                              97,048        11.99          1,164
DVA Plus - Standard (post January 2000 and post 2000)                                72,163        11.94            862
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           1,667,406        11.86         19,776

                                                                 64


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


CORE BOND (CONTINUED)
DVAPlus - Annual  Ratchet (post January  2000),  DVA Plus - 5.5% Solution  (post
   2000),  Access - Standard  (post January 2000 and post 2000),  Premium Plus -
   Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   1,400,288       $11.81      $  16,538
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution              813,385        11.72          9,533
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           227,468        11.68          2,657
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           244,510        11.64          2,846
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                1,575,824        11.60         18,280
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           328,907        11.55          3,799
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             957,821        11.51         11,025
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,352,199        11.43         15,456
Access - Annual Ratchet (post April 2001)                                            45,492        11.30            514
Access - Max 5.5 (post April 2001), Landmark - Max 7                                221,684        11.26          2,496
Access - 7% Solution (post April 2001)                                               75,861        11.22            851
Access  - Max 7 (post April 2001)                                                    70,209        11.14            782
Value                                                                                18,021        12.30            222
ES II - Max 7 (post 2000), Generations - Max 7                                      153,360        11.47          1,759
Landmark - 7% Solution                                                              160,007        11.35          1,816
VA Option I                                                                          42,619        12.25            522
VA Option II                                                                         24,543        11.99            294
VA Option III                                                                         7,501        12.21             92
VA Bonus Option I                                                                   169,853        11.81          2,006
VA Bonus Option II                                                                  111,130        11.55          1,284
VA Bonus Option III                                                                  20,362        11.43            233
                                                                                                           ----------------
                                                                                                              $ 114,996
                                                                                                           ================

                                                                 65



                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


DEVELOPING WORLD
Currently payable annuity products:
DVA                                                                                  15,984        $7.19      $     115
Contracts in accumulation period:
DVA 80                                                                               17,006         7.25            123
DVA                                                                                 567,759         7.19          4,082
DVA Series 100                                                                       18,759         7.09            133
DVA Plus - Standard (pre February 2000)                                             256,486         7.12          1,826
DVA Plus - Standard (post January 2000 and post 2000)                               145,023         7.11          1,031
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           2,270,963         7.08         16,079
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   1,495,432         7.07         10,573
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution            1,610,889         7.04         11,341
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           673,090         7.03          4,732
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           203,418         7.01          1,426
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                1,380,293         7.00          9,662
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           138,409         6.98            966
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             640,404         6.97          4,464
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     509,513         6.94          3,536
Access - Annual Ratchet (post April 2001)                                            32,141         6.90            222
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 52,358         6.89            361
Access - 7% Solution (post April 2001)                                                9,242         6.87             64
Access  - Max 7 (post April 2001)                                                    28,075         6.85            192
Value                                                                                38,465         7.22            278
ES II - Max 7 (post 2000), Generations - Max 7                                       27,104         6.96            189
Landmark - 7% Solution                                                               10,205         6.92             71
                                                                                                           ----------------
                                                                                                              $  71,466
                                                                                                           ================

                                                                 66


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


ASSET ALLOCATION GROWTH
Contracts in accumulation period:
DVA                                                                                   3,236        $8.69      $      28
DVA Plus - Standard (pre February 2000)                                              37,771         8.66            327
DVA Plus - Standard (post January 2000 and post 2000)                                49,658         8.65            429
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                             584,327         8.64          5,048
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   1,123,696         8.64          9,709
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                           150,928         8.62          1,301
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           221,600         8.62          1,910
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           279,947         8.61          2,410
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                  531,855         8.61          4,579
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           318,190         8.60          2,736
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             836,215         8.60          7,191
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,087,070         8.59          9,338
Access - Annual Ratchet (post April 2001)                                            32,417         8.57            278
Access - Max 5.5 (post April 2001), Landmark - Max 7                                158,518         8.56          1,357
Access - 7% Solution (post April 2001)                                               24,972         8.56            214
Access  - Max 7 (post April 2001)                                                    43,463         8.55            372
Value                                                                                 7,139         8.70             62
ES II - Max 7 (post 2000), Generations - Max 7                                      198,228         8.59          1,703
Landmark - 7% Solution                                                               29,181         8.58            250
                                                                                                           ----------------
                                                                                                              $  49,242
                                                                                                           ================


                                                                 67


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


DIVERSIFIED MID-CAP
Contracts in accumulation period:
DVA                                                                                   8,410        $9.14      $      77
DVA Plus - Standard (pre February 2000)                                              35,636         9.11            325
DVA Plus - Standard (post January 2000 and post 2000)                                53,163         9.10            484
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                             685,330         9.09          6,230
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                     959,092         9.09          8,718
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution              261,790         9.08          2,377
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           264,852         9.07          2,402
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           390,858         9.06          3,541
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                  722,318         9.06          6,544
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           335,910         9.05          3,040
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             815,848         9.04          7,375
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,385,135         9.04         12,522
Access - Annual Ratchet (post April 2001)                                            30,404         9.02            274
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 76,525         9.01            690
Access - 7% Solution (post April 2001)                                               17,789         9.01            160
Access  - Max 7 (post April 2001)                                                    78,758         8.99            708
Value                                                                                 6,132         9.15             56
ES II - Max 7 (post 2000), Generations - Max 7                                      233,654         9.04          2,112
Landmark - 7% Solution                                                               19,800         9.02            179
                                                                                                           ----------------
                                                                                                              $  57,814
                                                                                                           ================


                                                                 68


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


INVESTORS
Contracts in accumulation period:
DVA                                                                                   2,969       $10.71      $      31
DVA Plus - Standard (pre February 2000)                                              62,733        10.66            668
DVA Plus - Standard (post January 2000 and post 2000)                               136,519        10.65          1,454
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                             952,473        10.63         10,124
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   1,224,296        10.62         13,002
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                           533,884        10.60          5,659
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           353,861        10.59          3,747
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           401,684        10.58          4,250
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000),  Premium Plus - 7% Solution (pre February
   2000), Premium Plus - Annual Ratchet (post 2000),
   Premium Plus - Max 5.5 (post January 2000)                                     1,410,056        10.57         14,904
Access - Max 5.5 (post 2000), DVA Plus - Max 7 (post January 2000 and post 2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           384,799        10.56          4,063
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             820,331        10.55          8,654
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,766,107        10.52         18,579
Access - 5.5% Solution (post April 2001), Landmark - Max 5.5                            847        10.52              9
Access - Annual Ratchet (post April 2001)                                            50,350        10.49            528
Access - Max 5.5 (post April 2001), Landmark - Max 7                                136,482        10.48          1,430
Access - 7% Solution (post April 2001)                                               16,003        10.47            167
Access  - Max 7 (post April 2001)                                                    96,447        10.45          1,008
Value                                                                                38,219        10.73            410
ES II - Max 7 (post 2000), Generations - Max 7                                      221,246        10.54          2,332
Landmark - 7% Solution                                                               36,288        10.51            381
                                                                                                           ----------------
                                                                                                              $  91,400
                                                                                                           ================


                                                                 69


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


GROWTH AND INCOME
Contracts in accumulation period:
DVA                                                                                  10,036        $8.92      $      89
DVA Plus - Standard (pre February 2000)                                              87,647         8.89            779
DVA Plus - Standard (post January 2000 and post 2000)                               107,396         8.88            954
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           1,073,857         8.87          9,525
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   1,698,200         8.86         15,046
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                           470,484         8.86          4,168
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           295,863         8.85          2,618
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           480,294         8.85          4,251
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                1,431,166         8.84         12,652
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           638,395         8.83          5,637
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           1,282,148         8.83         11,321
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   2,016,515         8.82         17,786
Access - Annual Ratchet (post April 2001)                                            41,233         8.80            363
Access - Max 5.5 (post April 2001), Landmark - Max 7                                164,770         8.79          1,448
Access - 7% Solution (post April 2001)                                               26,572         8.79            234
Access  - Max 7 (post April 2001)                                                    80,339         8.78            705
Value                                                                                32,527         8.93            290
ES II - Max 7 (post 2000), Generations - Max 7                                      297,442         8.82          2,623
Landmark - 7% Solution                                                               56,788         8.80            500
VA Option I                                                                          45,955         8.92            410
VA Option II                                                                         26,626         8.89            237
VA Option III                                                                         4,948         8.87             44
VA Bonus Option I                                                                    62,913         8.87            558


                                                                 70


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


GROWTH AND INCOME (CONTINUED)
VA Bonus Option II                                                                     35,491        $8.83      $     313
VA Bonus Option III                                                                    19,211         8.82            169
                                                                                                             -----------------
                                                                                                                $  92,720
                                                                                                             =================

SPECIAL SITUATIONS
Contracts in accumulation period:
DVA Plus - Standard (pre February 2000)                                                 7,214        $8.34      $      60
DVA Plus - Standard (post January 2000 and post 2000)                                  57,110         8.33            476
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                               368,091         8.32          3,063
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                       538,056         8.32          4,477
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre           158,129         8.31          1,314
   February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000), Premium
   Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5% Solution            132,268         8.30          1,098
   (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard             151,551         8.30          1,258
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000), Premium            389,304         8.29          3,227
   Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution (post
   2000), Generations - 7% Solution                                                   197,278         8.29          1,635
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                               319,420         8.28          2,645
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                       420,371         8.27          3,476
Access - Annual Ratchet (post April 2001)                                               7,008         8.25             58
Access - Max 5.5 (post April 2001), Landmark - Max 7                                   38,065         8.25            314
Access - 7% Solution (post April 2001)                                                  5,305         8.24             44
Access  - Max 7 (post April 2001)                                                       5,941         8.23             49
Value                                                                                   3,563         8.38             30
ES II - Max 7 (post 2000), Generations - Max 7                                        116,186         8.28            962
Landmark - 7% Solution                                                                 16,846         8.26            139
                                                                                                             -----------------
                                                                                                                $  24,325
                                                                                                             =================

                                                                 71


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


INTERNET TOLLKEEPER
Contracts in accumulation period:
DVA                                                                                   1,708        $7.64      $      13
DVA Series 100                                                                        1,522         7.62             12
DVA Plus - Standard (pre February 2000)                                                 174         7.63              1
DVA Plus - Standard (post January 2000 and post 2000)                                 3,316         7.62             25
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                              47,817         7.62            364
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                      89,535         7.61            681
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                            36,478         7.61            278
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%            12,070         7.61             92
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard            35,022         7.60            266
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                   87,897         7.60            668
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                            69,117         7.60            525
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              46,906         7.60            357
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     162,626         7.59          1,234
Access - Annual Ratchet (post April 2001)                                             9,038         7.58             69
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 23,594         7.58            179
Access - 7% Solution (post April 2001)                                               14,867         7.58            113
Access  - Max 7 (post April 2001)                                                    12,668         7.57             96
Value                                                                                 4,138         7.64             32
ES II - Max 7 (post 2000), Generations - Max 7                                       44,111         7.59            335
Landmark - 7% Solution                                                                6,460         7.59             49
                                                                                                           ----------------
                                                                                                              $   5,389
                                                                                                           ================

                                                                 72


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


INTERNATIONAL EQUITY
Contracts in accumulation period:
DVAPlus - Annual  Ratchet (pre  February  2000) and 5.5%  Solution (pre February
   2000 and post January 2000),  Access - Standard (pre February 2000),  Premium
   Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           5,073,421        $8.66      $  43,936
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   1,053,050         8.70          9,162
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         2,043,470         8.65         17,676
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%         1,265,057         8.62         10,905
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard            66,132         8.60            569
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                4,631,066         8.57         39,688
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7%
   Solution (post 2000), Generations - 7% Solution                                  100,590         8.55            860
Access - 7% Solution (post January 2000 and post 2000), Access -
   Standard (post April 2001), Premium Plus - 7% Solution (post
   January 2000 and post 2000), Landmark - 5.5% Solution                            953,619         8.52          8,125
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,403,293         8.47         11,886
Access - Max 5.5 (post April 2001), Landmark - Max 7                                  2,399        $8.37             20
Value                                                                                53,479         8.98            480
ES II - Max 7 (post 2000), Generations - Max 7                                       88,668         8.50            754
Landmark - 7% Solution                                                                    2         8.42              -
                                                                                                           ----------------
                                                                                                              $ 144,061
                                                                                                           ================


                                                                 73


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PILGRIM WORLDWIDE GROWTH
Contracts in accumulation period:
DVA                                                                                   1,988        $7.07      $      14
DVA Plus - Standard (pre February 2000)                                               9,163         7.04             65
DVA Plus - Standard (post January 2000 and post 2000)                                41,855         7.04            295
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                             306,137         7.02          2,149
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000), Access - Standard (post January 2000 and post 2000), Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                     479,640         7.02          3,367
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                           112,980         7.01            792
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           135,471         7.00            948
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           158,546         6.99          1,108
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                  247,751         6.99          1,732
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           169,312         6.98          1,182
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             468,772         6.98          3,272
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     477,958         6.96          3,326
Access - Annual Ratchet (post April 2001)                                            30,233         6.95            210
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 46,283         6.94            321
Access - 7% Solution (post April 2001)                                               20,405         6.93            141
Access  - Max 7 (post April 2001)                                                    27,011         6.92            187
Value                                                                                18,443         7.08            131
ES II - Max 7 (post 2000), Generations - Max 7                                       75,724         6.97            528
Landmark - 7% Solution                                                               15,369         6.95            107
VA Option I                                                                           3,190         7.08             23
VA Option II                                                                          1,875         7.04             13


                                                                 74


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PILGRIM WORLDWIDE GROWTH (CONTINUED)
VA Option III                                                                         1,275        $7.02      $       9
VA Bonus Option I                                                                     3,087         7.02             22
VA Bonus Option II                                                                    7,572         6.98             53
VA Bonus Option III                                                                   2,697         6.96             19
                                                                                                           ----------------
                                                                                                              $  20,014
                                                                                                           ================

PILGRIM GROWTH OPPORTUNITIES
Contracts in accumulation period:
DVA                                                                                     508        $7.81      $       4
DVA Plus - Standard (pre February 2000)                                                 128         7.80              1
DVA Plus - Standard (post January 2000 and post 2000)                                 2,631         7.80             21
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                              82,839         7.79            645
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                      83,426         7.79            650
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                            19,161         7.78            149
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%            17,748         7.78            138
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard            50,782         7.78            395
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                   51,380         7.78            400
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                            27,449         7.77            213
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              74,652         7.77            580
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     182,159         7.76          1,414
Access - Annual Ratchet (post April 2001)                                             6,308         7.76             49
Access - Max 5.5 (post April 2001), Landmark - Max 7                                  6,269         7.75             49

                                                                 75


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PILGRIM GROWTH OPPORTUNITIES (CONTINUED)
Access - 7% Solution (post April 2001)                                                2,927        $7.75      $      23
Access  - Max 7 (post April 2001)                                                     5,214         7.75             40
Value                                                                                 1,330         7.82             10
ES II - Max 7 (post 2000), Generations - Max 7                                       52,668         7.77            409
Landmark - 7% Solution                                                                3,796         7.76             29
                                                                                                           ----------------
                                                                                                              $   5,219
                                                                                                           ================

PILGRIM MAGNACAP
Contracts in accumulation period:
DVA                                                                                  14,602        $9.38      $     137
DVA Plus - Standard (pre February 2000)                                               1,128         9.36             11
DVA Plus - Standard (post January 2000 and post 2000)                                 3,691         9.36             35
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                              38,846         9.35            363
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                      91,138         9.35            852
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                             7,517         9.34             70
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%             4,693         9.34             44
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard            28,170         9.34            263
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                   76,115         9.33            710
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                            24,770         9.33            231
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April  2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             102,247         9.33            954
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     117,705         9.32          1,097
Access - Annual Ratchet (post April 2001)                                            11,483         9.31            107

                                                                 76


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PILGRIM MAGNACAP (CONTINUED)
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 10,474        $9.31      $      98
Access - 7% Solution (post April 2001)                                                4,684         9.31             44
Access  - Max 7 (post April 2001)                                                    11,700         9.30            109
Value                                                                                 1,964         9.39             18
ES II - Max 7 (post 2000), Generations - Max 7                                       19,437         9.33            181
Landmark - 7% Solution                                                                6,880         9.32             64
VA Option I                                                                             549         9.38              5
VA Option II                                                                             97         9.36              1
VA Bonus Option I                                                                       869         9.35              8
                                                                                                           ----------------
                                                                                                              $   5,402
                                                                                                           ================

PILGRIM SMALLCAP OPPORTUNITIES
Contracts in accumulation period:
DVA                                                                                   3,234        $8.35      $      27
DVA Plus - Standard (pre February 2000)                                               3,816         8.34             32
DVA Plus - Standard (post January 2000 and post 2000)                                20,998         8.34            175
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                             180,638         8.33          1,505
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                     267,587         8.32          2,226
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                            61,323         8.32            510
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%            59,195         8.32            492
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           111,946         8.32            931
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                  188,337         8.31          1,565
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                            79,269         8.31            659
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             222,328         8.30          1,845

                                                                 77


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PILGRIM SMALLCAP OPPORTUNITIES (CONTINUED)
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     253,382        $8.30      $   2,103
Access - Annual Ratchet (post April 2001)                                            21,419         8.30            178
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 45,115         8.29            374
Access - 7% Solution (post April 2001)                                                6,290         8.29             52
Access  - Max 7 (post April 2001)                                                    29,301         8.28            242
Value                                                                                16,287         8.36            136
ES II - Max 7 (post 2000), Generations - Max 7                                      141,397         8.30          1,174
Landmark - 7% Solution                                                               25,433         8.30            211
                                                                                                           ----------------
                                                                                                              $  14,437
                                                                                                           ================
PILGRIM CONVERTIBLE CLASS
Contracts in accumulation period:
VA Option I                                                                              37       $10.52      $       -
VA Option II                                                                         12,767        10.51            134
VA Bonus Option I                                                                     2,059        10.50             22
VA Bonus Option II                                                                    2,911        10.48             31
VA Bonus Option III                                                                     415        10.47              4
Advantage Option I                                                                      246        10.46              3
                                                                                                           ----------------
                                                                                                              $     194
                                                                                                           ================

PILGRIM GROWTH AND INCOME
Contracts in accumulation period:
VA Option I                                                                           4,658       $10.45      $      48
VA Option II                                                                          4,575        10.43             48
VA Option III                                                                         1,794        10.43             19
VA Bonus Option I                                                                     2,452        10.42             26
VA Bonus Option II                                                                      826        10.41              8
VA Bonus Option III                                                                     508        10.40              5
Advantage Option III                                                                    172        10.37              2
                                                                                                           ----------------
                                                                                                              $     156
                                                                                                           ================

PILGRIM LARGECAP GROWTH
Contracts in accumulation period:
VA Option I                                                                           2,762        $9.62      $      27
VA Option II                                                                         10,314         9.60             99
VA Option III                                                                         2,947         9.60             28
VA Bonus Option I                                                                    19,732         9.59            189
VA Bonus Option II                                                                   19,228         9.58            184
VA Bonus Option III                                                                     661         9.57              6
                                                                                                           ----------------
                                                                                                              $     533
                                                                                                           ================


                                                                 78


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PIMCO HIGH YIELD BOND
Contracts in accumulation period:
DVA 80                                                                                    1       $10.33      $       -
DVA                                                                                  90,862        10.25            931
DVA Series 100                                                                          944        10.12             10
DVA Plus - Standard (pre February 2000)                                             287,228        10.16          2,918
DVA Plus - Standard (post January 2000 and post 2000)                               199,285        10.14          2,021
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           5,836,178        10.10         58,945
DVAPlus - Annual  Ratchet (post January  2000),  DVA Plus - 5.5% Solution  (post
   2000),  Access - Standard  (post January 2000 and post 2000),  Premium Plus -
   Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   2,641,283        10.08         26,624
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         3,198,237        10.05         32,142
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           673,993        10.03          6,760
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           581,040        10.01          5,816
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                5,191,930         9.99         51,867
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           489,627         9.97          4,882
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           1,847,565         9.95         18,383
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,858,684         9.91         18,420
Access - Annual Ratchet (post April 2001)                                            54,726         9.86            540
Access - Max 5.5 (post April 2001), Landmark - Max 7                                118,177         9.84          1,163
Access - 7% Solution (post April 2001)                                               27,443         9.82            269
Access  - Max 7 (post April 2001)                                                    92,431         9.79            905
Value                                                                                56,470        10.30            582
Access One                                                                              178        10.44              2
ES II - Max 7 (post 2000), Generations - Max 7                                      217,554         9.93          2,160
Landmark - 7% Solution                                                               42,157         9.88            417

                                                                 79


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PIMCO HIGH YIELD BOND (CONTINUED)
VA Option I                                                                           1,801       $10.27      $      18
VA Option II                                                                          7,569        10.16             77
VA Option III                                                                           437        10.10              4
VA Bonus Option I                                                                    18,670        10.08            188
VA Bonus Option II                                                                   21,063         9.97            210
VA Bonus Option III                                                                   8,662         9.91             86
Advantage Option I                                                                      263         9.81              3
                                                                                                           ----------------
                                                                                                              $ 236,343
                                                                                                           ================

PIMCO STOCKSPLUS GROWTH AND INCOME
Contracts in accumulation period:
DVA 80                                                                                  398       $10.46      $       4
DVA                                                                                  99,953        10.39          1,038
DVA Series 100                                                                        2,440        10.25             25
DVA Plus - Standard (pre February 2000)                                             218,233        10.29          2,246
DVA Plus - Standard (post January 2000 and post 2000)                               146,243        10.27          1,502
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           5,825,877        10.24         59,657
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   2,222,192        10.21         22,688
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                         4,054,658        10.18         41,276
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           614,802        10.16          6,246
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           468,627        10.14          4,752
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                6,171,296        10.12         62,453
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           441,295        10.10          4,457
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           1,789,954        10.08         18,043

                                                                 80


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PIMCO STOCKSPLUS GROWTH AND INCOME (CONTINUED)
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,325,932       $10.04      $  13,312
Access - Annual Ratchet (post April 2001)                                            10,158         9.99            101
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 61,575         9.97            614
Access - 7% Solution (post April 2001)                                               20,309         9.95            202
Access  - Max 7 (post April 2001)                                                    74,639         9.91            740
Value                                                                                15,385        10.42            160
ES II - Max 7 (post 2000), Generations - Max 7                                      126,058        10.06          1,268
Landmark - 7% Solution                                                               28,122        10.01            281
                                                                                                           ----------------
                                                                                                              $ 241,065
                                                                                                           ================

PRUDENTIAL JENNISON
Contracts in accumulation period:
DVA                                                                                   7,943        $6.34      $      50
DVA Plus - Standard (pre February 2000)                                              17,257         6.31            109
DVA Plus - Standard (post January 2000 and post 2000)                               136,978         6.31            864
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           1,264,693         6.30          7,968
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                   1,272,891         6.29          8,007
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                           417,345         6.28          2,621
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           244,934         6.28          1,538
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           201,082         6.27          1,261
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                1,001,521         6.26          6,270
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           273,111         6.26          1,710
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                           1,102,268         6.25          6,889

                                                                 81


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PRUDENTIAL JENNISON (CONTINUED)
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                   1,029,815        $6.24      $   6,426
Access - Annual Ratchet (post April 2001)                                            21,785         6.23            136
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 70,772         6.22            440
Access - 7% Solution (post April 2001)                                               14,542         6.22             91
Access  - Max 7 (post April 2001)                                                    88,316         6.21            549
Value                                                                                 6,717         6.35             43
ES II - Max 7 (post 2000), Generations - Max 7                                      107,206         6.25            670
Landmark - 7% Solution                                                               28,394         6.23            177
VA Option I                                                                             159         6.34              1
VA Option II                                                                          3,710         6.31             24
VA Bonus Option I                                                                     6,637         6.29             42
VA Bonus Option II                                                                   13,955         6.26             87
VA Bonus Option III                                                                   1,752         6.24             11
Advantage Option I                                                                    1,081         6.21              7
                                                                                                           ----------------
                                                                                                              $  45,991
                                                                                                           ================

SP JENNISON INTERNATIONAL GROWTH
Contracts in accumulation period:
DVA                                                                                     305        $5.44      $       2
DVA Plus - Standard (pre February 2000)                                              15,970         5.42             87
DVA Plus - Standard (post January 2000 and post 2000)                                67,611         5.42            367
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                             294,591         5.41          1,594
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                     385,100         5.41          2,083
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                           101,972         5.40            551
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%            42,845         5.40            231
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard           109,343         5.39            589

                                                                 82


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


SP JENNISON INTERNATIONAL GROWTH (CONTINUED)
Access - 7% Solution (pre February  2000),  Access - Annual Ratchet (post 2000),
   Access - Max 5.5 (post January 2000),  DVA Plus - Annual Ratchet (post 2000),
   ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                  214,255        $5.39      $   1,155
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                           146,026         5.39            787
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             212,147         5.38          1,141
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     320,127         5.37          1,719
Access - Annual Ratchet (post April 2001)                                            11,907         5.36             64
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 86,395         5.36            463
Access - 7% Solution (post April 2001)                                                3,450         5.36             19
Access  - Max 7 (post April 2001)                                                    24,815         5.35            133
Value                                                                                22,797         5.44            124
ES II - Max 7 (post 2000), Generations - Max 7                                       19,406         5.38            104
Landmark - 7% Solution                                                               14,879         5.37             80
VA Option I                                                                             131         5.44              1
VA Option II                                                                            419         5.42              2
VA Bonus Option I                                                                     1,922         5.41             10
VA Bonus Option II                                                                      141         5.39              1
VA Bonus Option III                                                                     466         5.37              3
                                                                                                           ----------------
                                                                                                              $  11,310
                                                                                                           ================

APPRECIATION
Contracts in accumulation period:
Granite PrimElite - Standard                                                            415       $17.22      $       7
Granite PrimElite - Annual Ratchet                                                   41,993        17.07            716
                                                                                                           ----------------
                                                                                                              $     723
                                                                                                           ================

SMITH BARNEY HIGH INCOME
Contracts in accumulation period:
Granite PrimElite - Standard                                                          4,203       $11.94      $      50
Granite PrimElite - Annual Ratchet                                                   27,019        11.82            320
                                                                                                           ----------------
                                                                                                              $     370
                                                                                                           ================

SMITH BARNEY LARGE CAP VALUE
Contracts in accumulation period:
Granite PrimElite - Standard                                                          2,902       $19.35      $      56
Granite PrimElite - Annual Ratchet                                                   26,471        19.16            507
                                                                                                           ----------------
                                                                                                              $     563
                                                                                                           ================


                                                                 83


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


SMITH BARNEY INTERNATIONAL ALL CAP GROWTH
Contracts in accumulation period:
Granite PrimElite - Standard                                                          1,951       $12.16      $      24
Granite PrimElite - Annual Ratchet                                                   22,932        12.04            276
                                                                                                           ----------------
                                                                                                              $     300
                                                                                                           ================

SMITH BARNEY MONEY MARKET
Contracts in accumulation period:
Granite PrimElite - Standard                                                          9,433       $12.68      $     120
Granite PrimElite - Annual Ratchet                                                    8,053        12.55            101
                                                                                                           ----------------
                                                                                                              $     221
                                                                                                           ================

ASSET ALLOCATION
Contracts in accumulation period:
DVAPlus - Annual  Ratchet (pre  February  2000) and 5.5%  Solution (pre February
   2000 and post January 2000),  Access - Standard (pre February 2000),  Premium
   Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                              12,953        $9.84      $     127
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                      71,708         9.83            705
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                             4,757         9.80             47
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%             9,458         9.79             93
   Solution (post January 2000 and post 2000)
Access - 7% Solution (pre February  2000),  Access - Annual Ratchet (post 2000),
   Access - Max 5.5 (post January 2000),  DVA Plus - Annual Ratchet (post 2000),
   ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                   17,516         9.77            171
   Premium Plus - Max 5.5 (post January 2000)
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              11,977         9.75            117
                                                                                                           ----------------
                                                                                                              $   1,260
                                                                                                           ================


                                                                 84


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


EQUITY
Contracts in accumulation period:
DVAPlus - Annual  Ratchet (pre  February  2000) and 5.5%  Solution (pre February
   2000 and post January 2000),  Access - Standard (pre February 2000),  Premium
   Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                               6,687        $9.21      $      62
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                      47,169         9.20            434
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                            10,523         9.18             97
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000), Premium Plus
   - Annual Ratchet (post January 2000), Premium Plus - 5.5%
   Solution (post January 2000 and post 2000)                                         3,013         9.17             28
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000),  Premium Plus - 7% Solution (pre February
   2000), Premium Plus - Annual Ratchet (post 2000),
   Premium Plus - Max 5.5 (post January 2000)                                         5,671         9.14             52
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              14,708         9.12            134
                                                                                                           ----------------
                                                                                                              $     807
                                                                                                           ================

GALAXY GROWTH AND INCOME
Contracts in accumulation period:
DVAPlus - Annual  Ratchet (pre  February  2000) and 5.5%  Solution (pre February
   2000 and post January 2000),  Access - Standard (pre February 2000),  Premium
   Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                               5,565       $10.40            $58
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                       7,205        10.39             75
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                               896        10.37              9
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%             1,438        10.35             15
   Solution (post January 2000 and post 2000)

                                                                 85


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


GALAXY GROWTH AND INCOME (CONTINUED)
Access - 7% Solution (pre February  2000),  Access - Annual Ratchet (post 2000),
   Access - Max 5.5 (post January 2000),  DVA Plus - Annual Ratchet (post 2000),
   ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                    3,507       $10.33      $      36
   Premium Plus - Max 5.5 (post January 2000)
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                                 785        10.31              8
                                                                                                           ----------------
                                                                                                              $     201
                                                                                                           ================

HIGH QUALITY BOND
Contracts in accumulation period:
DVAPlus - Annual  Ratchet (pre  February  2000) and 5.5%  Solution (pre February
   2000 and post January 2000),  Access - Standard (pre February 2000),  Premium
   Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                               8,082       $11.70      $      95
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                       2,443        11.69             29
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%               959        11.65             11
   Solution (post January 2000 and post 2000)
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                               1,476        11.60             17
                                                                                                           ----------------
                                                                                                              $     152
                                                                                                           ================

SMALL COMPANY GROWTH
Contracts in accumulation period:
DVAPlus - Annual  Ratchet (pre  February  2000) and 5.5%  Solution (pre February
   2000 and post January 2000),  Access - Standard (pre February 2000),  Premium
   Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                               1,744       $13.14      $      23
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                       1,321        13.12             17
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution                1,508        13.09             20
   (pre February 2000), ES II - 5.5% Solution (post 2000)


                                                                 86


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


SMALL COMPANY GROWTH (CONTINUED)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%               973       $13.08      $      13
   Solution (post January 2000 and post 2000)
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                                 792        13.02             10
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                          99        12.99              1
                                                                                                           ----------------
                                                                                                              $      84
                                                                                                           ================

ALLIANCE BERNSTEIN VALUE
Contracts in accumulation period:
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%               508       $10.01      $       5
   Solution (post January 2000 and post 2000)
VA Option I                                                                          10,325        10.05            104
VA Option II                                                                          3,654        10.03             37
VA Option III                                                                         5,388        10.03             54
VA Bonus Option I                                                                    10,643        10.02            107
VA Bonus Option II                                                                   17,506        10.01            175
VA Bonus Option III                                                                   5,924        10.00             59
Advantage Option I                                                                      669         9.99              6
Advantage Option II                                                                   4,856         9.98             48
                                                                                                           ----------------
                                                                                                              $     595
                                                                                                           ================

ALLIANCE GROWTH AND INCOME
Contracts in accumulation period:
VA Option I                                                                          20,342        $9.61      $     195
VA Option II                                                                         31,407         9.60            302
VA Option III                                                                         6,642         9.60             64
VA Bonus Option I                                                                    47,693         9.59            457
VA Bonus Option II                                                                   55,989         9.58            536
VA Bonus Option III                                                                  10,312         9.57             99
                                                                                                           ----------------
                                                                                                              $   1,653
                                                                                                           ================


                                                                 87


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PREMIER GROWTH
Contracts in accumulation period:
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%               321        $9.55      $       3
   Solution (post January 2000 and post 2000)
VA Option I                                                                           7,037         9.58             68
VA Option II                                                                         44,632         9.57            427
VA Option III                                                                         3,508         9.57             34
VA Bonus Option I                                                                    20,008         9.56            191
VA Bonus Option II                                                                   27,531         9.55            263
VA Bonus Option III                                                                   5,206         9.54             50
Advantage Option I                                                                      773         9.53              7
Advantage Option II                                                                   5,078         9.52             48
                                                                                                           ----------------
                                                                                                              $   1,091
                                                                                                           ================

GET FUND - SERIES N
Contracts in accumulation period:
VA Option I                                                                         393,214       $10.28   $      4,042
VA Option II                                                                        240,885        10.27          2,474
VA Option III                                                                       118,456        10.27          1,217
VA Bonus Option I                                                                                  10.26         10,440
                                                                                  1,017,518
VA Bonus Option II                                                                  721,740        10.25          7,398
VA Bonus Option III                                                                 517,235        10.24          5,297
                                                                                                           ----------------
                                                                                                              $  30,868
                                                                                                           ================

GET FUND - SERIES P
Contracts in accumulation period:
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%            71,533       $10.02      $     717
   Solution (post January 2000 and post 2000)
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              10,501        10.01            105
Access - 5.5% Solution (post April 2001), Landmark - Max 5.5%                         3,705        10.01             37
VA Option I                                                                       1,784,901        10.04         17,920
VA Option II                                                                        952,184        10.03          9,550
VA Option III                                                                       514,337        10.02          5,154
VA Bonus Option I                                                                 5,669,614        10.02         56,810
VA Bonus Option II                                                                3,733,809        10.01         37,376
VA Bonus Option III                                                               2,357,273        10.01         23,596
Advantage Option I                                                                  114,881        10.00          1,149
Advantage Option II                                                                  35,943         9.99            359
Advantage Option III                                                                 27,231         9.99            272
                                                                                                           ----------------
                                                                                                              $ 153,045
                                                                                                           ================


                                                                 88


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


GET FUND - SERIES Q
Contracts in accumulation period:
VA Option I                                                                          24,230       $10.00      $     242
VA Option II                                                                         21,339        10.00            213
VA Bonus Option I                                                                    45,829        10.00            458
VA Bonus Option II                                                                   87,706        10.00            877
VA Bonus Option III                                                                  11,367        10.00            114
                                                                                                           ----------------
                                                                                                              $   1,904
                                                                                                           ================
VALUE OPPORTUNITY
Contracts in accumulation period:
VA Option I                                                                           1,584        $9.04      $      14
VA Option II                                                                          1,858         9.03             17
VA Bonus Option I                                                                    10,936         9.02             99
VA Bonus Option II                                                                   15,561         9.01            140
VA Bonus Option III                                                                   3,112         9.00             28
                                                                                                           ----------------
                                                                                                              $     298
                                                                                                           ================

INDEX PLUS LARGE CAP
Contracts in accumulation period:
VA Option I                                                                          16,897        $9.40      $     159
VA Option II                                                                          7,036         9.38             66
VA Option III                                                                        24,809         9.39            233
VA Bonus Option I                                                                    27,003         9.38            253
VA Bonus Option II                                                                    6,121         9.36             57
VA Bonus Option III                                                                   4,667         9.36             44
                                                                                                           ----------------
                                                                                                              $     812
                                                                                                           ================

INDEX PLUS MID CAP
Contracts in accumulation period:
VA Option I                                                                          25,943        $9.91      $     257
VA Option II                                                                         10,835         9.90            107
VA Option III                                                                         3,276         9.90             32
VA Bonus Option I                                                                    14,892         9.89            147
VA Bonus Option II                                                                   23,563         9.87            233
VA Bonus Option III                                                                   4,407         9.87             44
                                                                                                           ----------------
                                                                                                              $     820
                                                                                                           ================

INDEX PLUS SMALL CAP
Contracts in accumulation period:
VA Option I                                                                          18,193       $10.11      $     184
VA Option II                                                                          6,817        10.10             69
VA Option III                                                                           795        10.11              8
VA Bonus Option I                                                                    28,552        10.09            288
VA Bonus Option II                                                                    7,283        10.07             73
VA Bonus Option III                                                                   5,763        10.07             58
                                                                                                           ----------------
                                                                                                              $     680
                                                                                                           ================

                                                                 89


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


AIM V.I. DENT DEMOGRAPHIC TRENDS
Contracts in accumulation period:
DVAPlus - Annual  Ratchet (pre  February  2000) and 5.5%  Solution (pre February
   2000 and post January 2000),  Access - Standard (pre February 2000),  Premium
   Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                              16,786       $10.99      $     184
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                      23,503        10.99            258
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                            77,645        10.99            853
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%             1,822        10.99             20
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard             9,170        10.99            101
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                   51,753        10.99            569
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                             4,183        10.99             46
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                               7,111        10.98             78
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     119,539        10.98          1,313
Access - Annual Ratchet (post April 2001)                                               270        10.98              3
Access - 7% Solution (post April 2001)                                                  228        10.98              3
Access  - Max 7 (post April 2001)                                                       724        10.97              8
ES II - Max 7 (post 2000), Generations - Max 7                                        7,383        10.98             81
Landmark - 7% Solution                                                                1,155        10.98             13
VA Option I                                                                             982        11.00             11
VA Bonus Option I                                                                       167        10.99              2
VA Bonus Option III                                                                     670        10.98              7
                                                                                                           ----------------
                                                                                                              $   3,550
                                                                                                           ================


                                                                 90


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


AIM V.I. GROWTH
Contracts in accumulation period:
VA Option I                                                                             309       $10.35      $       3
VA Option II                                                                          7,677        10.34             79
VA Bonus Option II                                                                   34,765        10.33            359
VA Bonus Option III                                                                     146        10.32              2
                                                                                                           ----------------
                                                                                                              $     443
                                                                                                           ================

BRINSON TACTICAL ALLOCATION
Contracts in accumulation period:
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%               536        $9.39      $       5
   Solution (post January 2000 and post 2000)
VA Option I                                                                          31,473         9.42            296
VA Option II                                                                          4,853         9.41             46
VA Option III                                                                         1,093         9.41             10
VA Bonus Option I                                                                    16,438         9.40            155
VA Bonus Option II                                                                   24,146         9.38            226
VA Bonus Option III                                                                   4,485         9.38             42
Advantage Option I                                                                      713         9.37              7
                                                                                                           ----------------
                                                                                                              $     787
                                                                                                           ================

EQUITY-INCOME
Contracts in accumulation period:
VA Option I                                                                          26,225        $9.61      $     252
VA Option II                                                                         21,430         9.60            206
VA Option III                                                                         6,165         9.60             59
VA Bonus Option I                                                                    99,509         9.59            954
VA Bonus Option II                                                                   39,753         9.57            380
VA Bonus Option III                                                                   9,493         9.57             91
Advantage Option I                                                                      681         9.55              7
                                                                                                           ----------------
                                                                                                              $   1,949
                                                                                                           ================

GROWTH
Contracts in accumulation period:
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                                 652        $9.25      $       6
VA Option I                                                                          14,042         9.29            130
VA Option II                                                                          9,484         9.28             88
VA Option III                                                                         3,394         9.29             32
VA Bonus Option I                                                                    21,879         9.27            203
VA Bonus Option II                                                                   16,676         9.26            154
VA Bonus Option III                                                                   8,648         9.25             80
                                                                                                           ----------------
                                                                                                              $     693
                                                                                                           ================

                                                                 91


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


CONTRAFUND
Contracts in accumulation period:
VA Option I                                                                          23,962        $9.73      $     233
VA Option II                                                                         31,173         9.71            303
VA Option III                                                                           309         9.72              3
VA Bonus Option I                                                                    23,738         9.70            230
VA Bonus Option II                                                                   34,448         9.69            334
VA Bonus Option III                                                                   8,281         9.68             80
                                                                                                           ----------------
                                                                                                              $   1,183
                                                                                                           ================

FINANCIAL SERVICES
Contracts in accumulation period:
DVA Plus - Standard (pre February 2000)                                               2,766        $9.37      $      26
DVA Plus - Standard (post January 2000 and post 2000)                                 4,734         9.37             44
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                              28,966         9.37            272
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                      37,443         9.36            350
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                            23,862         9.36            223
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%             8,703         9.36             81
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard             5,433         9.35             51
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                   45,911         9.35            429
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                             3,522         9.35             33
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              18,560         9.35            174
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                      18,432         9.34            172


                                                                 92


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


FINANCIAL SERVICES (CONTINUED)
Access - Max 5.5 (post April 2001), Landmark - Max 7                                  3,260        $9.33      $      30
Access - 7% Solution (post April 2001)                                                3,752         9.33             35
Access  - Max 7 (post April 2001)                                                       107         9.33              1
ES II - Max 7 (post 2000), Generations - Max 7                                          677         9.35              6
Landmark - 7% Solution                                                                1,385         9.34             13
VA Option I                                                                           7,644         9.39             72
VA Option II                                                                          8,008         9.37             75
VA Option III                                                                         1,095         9.37             10
VA Bonus Option I                                                                     9,779         9.36             92
VA Bonus Option II                                                                   17,709         9.35            166
VA Bonus Option III                                                                   4,900         9.34             46
Advantage Option I                                                                      277         9.33              3
                                                                                                           ----------------
                                                                                                              $   2,404
                                                                                                           ================

HEALTH SCIENCES
Contracts in accumulation period:
DVA Plus - Standard (pre February 2000)                                               9,245       $10.28      $      95
DVA Plus - Standard (post January 2000 and post 2000)                                 2,712        10.28             28
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                              20,414        10.27            209
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                      38,465        10.27            395
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February  2000) and 5.5% Solution  (pre February  2000),  Premium Plus -
   Annual Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                           110,902        10.26          1,138
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%             3,132        10.26             32
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard             7,400        10.26             76
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                  367,187        10.26          3,767
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                            16,015        10.26            164

                                                                 93


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


HEALTH SCIENCES (CONTINUED)
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              25,836       $10.25      $     265
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     289,358        10.25          2,966
Access - Annual Ratchet (post April 2001)                                               332        10.24              3
Access - Max 5.5 (post April 2001), Landmark - Max 7                                    466        10.24              5
Access - 7% Solution (post April 2001)                                                1,063        10.24             11
Access  - Max 7 (post April 2001)                                                     5,379        10.23             55
ES II - Max 7 (post 2000), Generations - Max 7                                       81,775        10.25            838
Landmark - 7% Solution                                                                1,482        10.24             15
VA Option I                                                                           7,242        10.29             74
VA Option II                                                                         11,285        10.28            116
VA Option III                                                                         3,081        10.28             32
VA Bonus Option I                                                                    11,674        10.27            120
VA Bonus Option II                                                                   13,222        10.25            136
VA Bonus Option III                                                                  24,044        10.25            246
Advantage Option I                                                                      252        10.23              2
Advantage Option III                                                                    173        10.22              2
                                                                                                           ----------------
                                                                                                              $  10,790
                                                                                                           ================

UTILITIES
Contracts in accumulation period:
DVAPlus - Annual  Ratchet (pre  February  2000) and 5.5%  Solution (pre February
   2000 and post January 2000),  Access - Standard (pre February 2000),  Premium
   Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                               5,342        $8.11      $      43
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                       8,160         8.11             66
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution               18,794         8.10            152
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%               960         8.10              8
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard             1,002         8.10              8

                                                                 94


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


UTILITIES (CONTINUED)
Access - 7% Solution (pre February  2000),  Access - Annual Ratchet (post 2000),
   Access - Max 5.5 (post January 2000),  DVA Plus - Annual Ratchet (post 2000),
   ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                    6,689        $8.10      $      54
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                             3,860         8.09             31
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              16,134         8.09            131
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                      23,627         8.09            191
ES II - Max 7 (post 2000), Generations - Max 7                                        1,176         8.09             10
VA Option I                                                                           3,379         8.13             28
VA Option II                                                                          4,483         8.11             36
VA Option III                                                                           183         8.11              1
VA Bonus Option I                                                                    17,386         8.11            141
VA Bonus Option II                                                                    1,036         8.09              8
VA Bonus Option III                                                                   6,868         8.09             56
                                                                                                           ----------------
                                                                                                              $     964
                                                                                                           ================

JANUS ASPEN WORLDWIDE GROWTH
Contracts in accumulation period:
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                                 661        $9.35      $       6
VA Option I                                                                          32,123         9.39            302
VA Option II                                                                         16,977         9.37            159
VA Option III                                                                         4,296         9.38             40
VA Bonus Option I                                                                    57,358         9.36            537
VA Bonus Option II                                                                   13,913         9.35            130
VA Bonus Option III                                                                  12,779         9.34            119
Advantage Option I                                                                      281         9.33              3
Advantage Option II                                                                     275         9.32              2
                                                                                                           ----------------
                                                                                                              $   1,298
                                                                                                           ================


                                                                 95


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PPI MFS CAPITAL OPPORTUNITIES
Contracts in accumulation period:
VA Option I                                                                           3,867        $8.93      $      34
VA Option II                                                                          8,088         8.92             72
VA Option III                                                                         2,330         9.91             23
VA Bonus Option I                                                                    18,641         8.91            166
VA Bonus Option II                                                                   39,763         8.89            353
VA Bonus Option III                                                                   5,621         8.89             50
                                                                                                           ----------------
                                                                                                              $     698
                                                                                                           ================

PIONEER FUND VCT
Contracts in accumulation period:
DVA Plus - Standard (pre February 2000)                                              11,177        $9.39      $     105
DVA Plus - Standard (post January 2000 and post 2000)                                 4,693         9.39             44
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                              27,047         9.39            254
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                       5,663         9.38             53
DVA Plus - 7% Solution (pre February 2000), DVA Plus - Annual Ratchet
   (post 2000), DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet
   (pre February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution               14,633         9.38            137
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%             4,756         9.38             45
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard             9,738         9.37             91
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                   27,155         9.37            254
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                             2,197         9.37             21
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              22,142         9.37            207

                                                                 96


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PIONEER FUND VCT (CONTINUED)
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                      47,468        $9.36      $     444
ES II - Max 7 (post 2000), Generations - Max 7                                          161         9.37              2
VA Option I                                                                          17,258         9.41            162
VA Option II                                                                         11,820         9.39            111
VA Option III                                                                         3,571         9.40             34
VA Bonus Option I                                                                     9,143         9.38             86
VA Bonus Option II                                                                   19,587         9.37            184
VA Bonus Option III                                                                   4,340         9.36             41
                                                                                                           ----------------
                                                                                                              $   2,275
                                                                                                           ================

PIONEER SMALL COMPANY VCT
Contracts in accumulation period:
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%               536        $9.58      $       5
   Solution (post January 2000 and post 2000)
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                                 655         9.57              6
VA Option I                                                                          16,862         9.61            162
VA Option II                                                                         11,516         9.60            111
VA Option III                                                                         1,955         9.60             19
VA Bonus Option I                                                                    26,083         9.59            250
VA Bonus Option II                                                                   18,597         9.58            178
VA Bonus Option III                                                                  17,291         9.57            166
Advantage Option I                                                                    4,125         9.56             39
Advantage Option III                                                                    186         9.54              2
                                                                                                           ----------------
                                                                                                              $     938
                                                                                                           ================

PIONEER MID-CAP VALUE VCT
Contracts in accumulation period:
DVA Plus - Standard (pre February 2000)                                               5,621       $10.72      $      60
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                             170,277        10.72          1,825
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                      98,183        10.71          1,052

                                                                 97


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


PIONEER MID-CAP VALUE VCT (CONTINUED)
DVAPlus - 7% Solution  (pre  February  2000),  DVA Plus - Annual  Ratchet  (post
   2000),  DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet (pre
   February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution               27,109       $10.71      $     290
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%             4,960        10.71             53
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard             6,577        10.71             71
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                   55,679        10.71            596
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                             5,379        10.71             58
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              23,811        10.71            255
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                      72,421        10.71            776
Access - Annual Ratchet (post April 2001)                                               661        10.70              7
Access  - Max 7 (post April 2001)                                                       598        10.70              6
ES II - Max 7 (post 2000), Generations - Max 7                                        6,479        10.71             69
Landmark - 7% Solution                                                                1,969        10.70             21
                                                                                                           ----------------
                                                                                                              $   5,139
                                                                                                           ================

BULL
Contracts in accumulation period:
DVA Plus - Standard (pre February 2000)                                               8,366        $8.90      $      74
DVA Plus - Standard (post January 2000 and post 2000)                                10,121         8.90             90
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                             805,047         8.90          7,165
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000), Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                     267,236         8.89          2,376


                                                                 98


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


BULL (CONTINUED)
DVAPlus - 7% Solution  (pre  February  2000),  DVA Plus - Annual  Ratchet  (post
   2000),  DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet (pre
   February 2000) and 5.5% Solution (pre February  2000),  Premium Plus - Annual
   Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                           256,466        $8.88      $   2,277
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%           117,895         8.88          1,047
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard            92,174         8.88            818
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                  353,534         8.88          3,139
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                            27,581         8.87            245
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             244,571         8.87          2,169
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                     103,369         8.87            917
Access - Annual Ratchet (post April 2001)                                             5,613         8.86             50
Access - Max 5.5 (post April 2001), Landmark - Max 7                                  1,813         8.85             16
Access - 7% Solution (post April 2001)                                                  901         8.85              8
Access  - Max 7 (post April 2001)                                                     4,584         8.84             40
ES II - Max 7 (post 2000), Generations - Max 7                                       15,636         8.87            139
Landmark - 7% Solution                                                                1,491         8.86             13
                                                                                                           ----------------
                                                                                                              $  20,583
                                                                                                           ================

SMALL-CAP
Contracts in accumulation period:
DVA Plus - Standard (pre February 2000)                                              46,913        $9.44      $     443
DVA Plus - Standard (post January 2000 and post 2000)                                13,767         9.44            130
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                           1,134,989         9.43         10,703
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                     403,215         9.43          3,802


                                                                 99


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


SMALL-CAP (CONTINUED)
DVAPlus - 7% Solution  (pre  February  2000),  DVA Plus - Annual  Ratchet  (post
   2000),  DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet (pre
   February 2000) and 5.5% Solution (pre February 2000),
   Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution               67,787        $9.42      $     639
   (pre February 2000), ES II - 5.5% Solution (post 2000)
DVAPlus - Max 5.5 (post 2000),  Access - Annual  Ratchet  (post  January  2000),
   Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%            43,781         9.42            412
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard            18,942         9.41            178
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                  128,298         9.41          1,207
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                            19,151         9.41            180
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                             132,360         9.41          1,246
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                      47,995         9.40            451
Access - Annual Ratchet (post April 2001)                                            12,960         9.39            122
Access - Max 5.5 (post April 2001), Landmark - Max 7                                 12,110         9.39            114
Access - 7% Solution (post April 2001)                                                4,031         9.38             38
Access  - Max 7 (post April 2001)                                                     3,530         9.38             33
Value                                                                                   698         9.46              7
ES II - Max 7 (post 2000), Generations - Max 7                                       21,722         9.40            204
Landmark - 7% Solution                                                                6,232         9.39             59
                                                                                                           ----------------
                                                                                                              $  19,968
                                                                                                           ================

EUROPE 30
Contracts in accumulation period:
DVA Plus - Standard (post January 2000 and post 2000)                                 5,341        $8.27      $      44
DVA Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre
   February 2000 and post January 2000),  Access - Standard (pre February 2000),
   Premium Plus - Standard (pre February 2000), ES II (pre 2001),
   ES II - Standard (post 2000), Generations - Standard                               8,429         8.27             70
DVA Plus - Annual Ratchet (post January 2000), DVA Plus - 5.5% Solution
   (post 2000),  Access - Standard  (post  January 2000 and post 2000),  Premium
   Plus - Standard (post January 2000 and post 2000), ES II -
   Deferred Ratchet (post 2000), Generations - Deferred Ratchet                     568,995         8.26          4,701


                                                                100


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


EUROPE 30 (CONTINUED)
DVAPlus - 7% Solution  (pre  February  2000),  DVA Plus - Annual  Ratchet  (post
   2000),  DVA Plus - Max 5.5 (post January 2000),  Access - Annual Ratchet (pre
   February 2000) and 5.5% Solution (pre February  2000),  Premium Plus - Annual
   Ratchet (pre February 2000) and 5.5% Solution
   (pre February 2000), ES II - 5.5% Solution (post 2000)                             5,726        $8.26      $      47
DVA Plus - Max 5.5 (post 2000), Access - Annual Ratchet (post January
   2000), Access - 5.5% Solution (post January 2000 and post 2000),
   Premium Plus - Annual Ratchet (post January 2000), Premium Plus - 5.5%             4,340         8.26             36
   Solution (post January 2000 and post 2000)
DVA Plus - 7% Solution (post January 2000 and post 2000), ES II - Annual
   Ratchet (post 2000), Generations - Annual Ratchet, Landmark - Standard            14,669         8.25            121
Access - 7% Solution (pre February 2000), Access - Annual Ratchet (post
   2000),  Access - Max 5.5 (post January 2000), DVA Plus - Annual Ratchet (post
   2000), ES II - Max 5.5 (post 2000), Premium Plus - 7% Solution
   (pre February 2000), Premium Plus - Annual Ratchet (post 2000),                   13,357         8.25            110
   Premium Plus - Max 5.5 (post January 2000)
Access - Max 5.5  (post  2000),  DVA  Plus - Max 7 (post  January  2000 and post
   2000), Premium Plus - Max 5.5 (post 2000), ES II - 7% Solution
   (post 2000), Generations - 7% Solution                                            38,959         8.25            322
Access - 7% Solution (post January 2000 and post 2000), Access - Standard
   (post April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                              39,269         8.24            324
Access - Max 7 (post January 2000 and post 2000), Premium Plus - Max 7
   (post January 2000 and post 2000), Landmark - Annual Ratchet                      19,682         8.24            162
Access - Annual Ratchet (post April 2001)                                            15,189         8.23            125
Access - 7% Solution (post April 2001)                                                7,153         8.22             59
Access  - Max 7 (post April 2001)                                                    15,212         8.22            125
Value                                                                                   746         8.29              6
ES II - Max 7 (post 2000), Generations - Max 7                                        6,318         8.24             52
Landmark - 7% Solution                                                                  901         8.23              8
                                                                                                           ----------------
                                                                                                              $   6,312
                                                                                                           ================

PUTNAM GROWTH AND INCOME
Contracts in accumulation period:
VA Option I                                                                           8,202        $9.50      $      78
VA Option II                                                                          5,020         9.48             48
VA Option III                                                                           109         9.48              1
VA Bonus Option I                                                                     8,318         9.47             79
VA Bonus Option II                                                                    9,657         9.46             91
VA Bonus Option III                                                                  11,884         9.45            112
Advantage Option I                                                                    5,022         9.25             46
                                                                                                           ----------------
                                                                                                              $     455
                                                                                                           ================


                                                                101


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes to Financial Statements (continued)




6. UNIT VALUES (CONTINUED)

                                                                                                  UNIT        EXTENDED
                            DIVISION/CONTRACT                                       UNITS         VALUE         VALUE
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (IN THOUSANDS)


INTERNATIONAL GROWTH AND INCOME
Contracts in accumulation period:
VA Option I                                                                          20,630        $9.49      $     196
VA Option II                                                                          5,921         9.47             56
VA Option III                                                                         2,520         9.47             24
VA Bonus Option I                                                                    20,019         9.46            189
VA Bonus Option II                                                                    6,330         9.45             60
VA Bonus Option III                                                                   8,360         9.44             79
                                                                                                           ----------------
                                                                                                              $     604
                                                                                                           ================

VOYAGER
Contracts in accumulation period:
Access - 7% Solution (post January 2000 and post 2000),  Access - Standard (post
   April 2001), Premium Plus - 7% Solution (post January 2000 and
   post 2000), Landmark - 5.5% Solution                                                 686        $8.74      $       6
VA Option I                                                                          14,754         8.77            129
VA Option II                                                                          9,782         8.76             85
VA Option III                                                                           495         8.76              4
VA Bonus Option I                                                                    26,612         8.75            233
VA Bonus Option II                                                                    4,333         8.74             38
VA Bonus Option III                                                                   8,442         8.73             74
Advantage Option II                                                                     884         8.71              8
                                                                                                           ----------------
                                                                                                              $     577
                                                                                                           ================





                                                                102


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes To Financial Statements (continued)


7. UNIT SUMMARY

A summary of unit values and units outstanding for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the year ended December 31, 2001, along with unit values for the year ended December 31, 2000, follows:

                                                       At December 31, 2000                 At December 31, 2001
                                                  --------------------------------------------------------------------------------



                                                    Unit Fair Value lowest      Units         Unit Fair Value      Net Assets
                    Division                              to highest            (000s)       lowest to highest       (000s)
                                                    ------------------------ -------------  -------------------- ---------------
The GCG Trust:
      Liquid Asset Division                            $14.50 to $16.61          69,541      $13.62 to $17.79      $1,071,485
      Limited Maturity Bond Division                   $16.67 to $19.77          19,509      $17.02 to $21.41         364,062
      Large Cap Value Division                         $10.50 to $10.59          27,628       $9.85 to $10.20         275,489
      Hard Assets Division                             $15.34 to $17.52           2,395      $12.63 to $15.27          33,209
      All Cap Division                                 $11.54 to $11.65          25,814      $11.46 to $11.76         299,314
      Real Estate Division                             $25.04 to $28.59           4,535      $25.36 to $31.90         126,169
      Fully Managed Division                           $24.47 to $27.95          23,375      $25.20 to $30.47         644,971
      Equity Income Division                           $22.48 to $26.61          17,698       $21.34 to 26.84         416,763
      Capital Appreciation Division                    $24.06 to $26.49          20,717      $19.84 to $22.87         440,209
      Rising Dividends Division                        $24.00 to $26.02          34,270       $20.13 to 23.30         732,049
      Value Equity Division                            $18.85 to $20.15          10,991      $17.24 to $19.10         199,039
      Strategic Equity Division                        $18.40 to $19.51          17,855      $13.92 to $15.26         259,382
      Small Cap Division                               $17.94 to $19.25          27,165      $16.97 to $18.87         480,513
      Managed Global Division                          $19.34 to $21.72          14,451      $16.18 to $19.04         250,388
      Mid-Cap Growth Division                          $40.98 to $43.92          29,521      $29.92 to $34.01         928,290
      Capital Growth Division                          $16.80 to $17.71          27,303       $13.93 to 15.15         395,434
      Research Division                                $25.56 to $27.39          31,622      $19.19 to $21.34         637,711
      Total Return Division                            $20.10 to $21.54          39,136      $18.90 to $21.94         793,394
      Growth Division                                  $21.49 to $22.98          66,921      $14.41 to $15.95       1,002,892
      Core Bond Division                               $11.37 to $12.19           9,873      $11.14 to $12.39         114,996
      Developing World Division                         $7.47 to $7.71           10,141       $6.85 to $7.25           71,466
      Asset Allocation Growth Division                  $9.37 to $9.38            5,718       $8.55 to $8.70           49,242
      Diversified Mid-Cap Division                      $9.87 to $9.88            6,381       $8.99 to $9.15           57,814
      Investors Division                               $11.21 to $11.31           8,646      $10.45 to $10.73          91,400
      Growth and Income Division                        $9.93 to $9.96           10,487       $8.78 to $8.93           92,720
      Special Situations Division                       $8.88 to $8.89            2,932       $8.23 to $8.38           24,325
      Internet Tollkeeper Division                                                  709       $7.57 to $7.64            5,389
      International Equity Division                    $11.23 to $11.73          16,734       $8.37 to $8.98          144,061
Pilgrim Variable Insurance Trust:
      Pilgrim Worldwide Growth Division                 $8.72 to $8.78            2,863       $6.92 to $7.08           20,014
      Pilgrim Growth Opportunities Division                    -                    671       $7.75 to $7.82            5,219
      Pilgrim MagnaCap Division                                -                    579       $9.30 to $9.39            5,402
      Pilgrim Small Cap Opportunities Division                 -                  1,737       $8.28 to $8.36           14,437
      Pilgrim Convertible Class Division                       -                     18      $10.46 to $10.52             194
      Pilgrim Growth and Income Division                       -                     15      $10.37 to $10.45             156
      Pilgrim LargeCap Growth Division                         -                     56       $9.57 to $9.62              533
PIMCO Variable Insurance Trust:
      PIMCO High Yield Bond Division                    $9.88 to $10.17          23,564       $9.79 to $10.44         236,343
      PIMCO StocksPLUS Growth and Income Division      $11.56 to $11.91          23,718       $9.91 to $10.46         241,065
Prudential Series Fund, Inc.:
      Prudential Jennison Division                      $7.82 to $7.85            7,335       $6.21 to $6.35           45,991
      SP Jennison International Growth Division         $8.55 to $8.57            2,097       $5.35 to $5.44           11,310

* As this sub-account is new in 2001, this ratio is not meaningful and therefore not presented

                                                                103


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes To Financial Statements (continued)




                                                       At December 31, 2000                 At December 31, 2001
                                                  --------------------------------------------------------------------------------



                                                    Unit Fair Value lowest      Units         Unit Fair Value      Net Assets
                    Division                              to highest            (000s)       lowest to highest       (000s)
                                                    ------------------------ -------------  -------------------- ---------------


Greenwich Street Series Fund Inc.:
      Appreciation Division                            $18.03 to $18.16              42      $17.07 to $17.22         $   723
Travelers Series Fund Inc.:
      Smith Barney High Income Division                $12.46 to $12.56              31      $11.82 to $11.94             370
      Smith Barney Large Cap Value Division            $21.16 to $21.34              29      $19.16 to $19.35             563
      Smith Barney International All Cap Growth        $17.74 to $17.89              25      $12.04 to $12.16             300
      Division
      Smith Barney Money Market Division               $12.27 to $12.38              17      $12.55 to $12.68             221
The Galaxy VIP Fund:
      Asset Allocation Division                        $10.73 to $10.78             128       $9.75 to $9.84            1,260
      Equity Division                                  $11.36 to $11.41              88       $9.12 to $9.21              807
      Growth and Income Division                       $10.93 to $10.98              19      $10.31 to $10.40             201
      High Quality Bond Division                       $11.04 to $11.05              13      $11.60 to $11.70             152
      Small Company Growth Division                    $13.27 to $13.35               6      $12.99 to $13.14              84
Alliance Variable Products Series Fund, Inc.:
      Alliance Bernstein Value Division                        -                     59       $9.98 to $10.05             595
      Growth and Income Division                               -                    172       $9.57 to $9.61            1,653
      Premier Growth Division                                  -                    114       $9.52 to $9.58            1,091
Aetna Variable Portfolios, Inc.:
      GET Fund - Series N Division                             -                  3,009      $10.24 to $10.28          30,868
      GET Fund - Series P Division                             -                 15,276       $9.99 to $10.04         153,045
      GET Fund - Series Q Division                             -                    190           $10.00                1,904
      Value Opportunity Division                               -                     33       $9.00 to $9.04              298
      Index Plus Large Cap Division                            -                     87       $9.36 to $9.40              812
      Index Plus Mid Cap Division                              -                     83       $9.87 to $9.91              820
      Index Plus Small Cap Division                                                  67      $10.07 to $10.11             680
AIM Variable Insurance Funds, Inc.:
      AIM V.I. Dent Demographic Trends
         Division                                              -                    323      $10.97 to $11.00           3,550
      AIM V.I. Growth Division                                 -                     43      $10.32 to $10.35             443
Brinson Series Trust:
      Brinson Tactical Allocation Division                     -                     84       $9.37 to $9.42              787
Fidelity Variable Insurance Products
      Equity-Income Division                                   -                    203        $9.55 to 9.61            1,949
      Growth Division                                          -                     75       $9.25 to $9.29              693
      Contrafund Division                                      -                    122       $9.68 to $9.73            1,183
INVESCO Variable Investment Funds, Inc.:
      Financial Services Division                              -                    256       $9.33 to $9.39            2,404
      Health Sciences Division                                 -                  1,052      $10.22 to $10.29          10,790
      Utilities Division                                       -                    119       $8.09 to $8.13              964
Janus Aspen Series:
      Janus Aspen Worldwide Growth Division                    -                    139       $9.32 to $9.39            1,298
Portfolio Partners, Inc.:
      PPI MFS Capital Opportunities Division                   -                     78       $8.92 to $9.91              698
Pioneer Variable Contracts Trust:
      Pioneer Fund VCT Division                                -                    243       $9.36 to $9.41            2,275
      Pioneer Small Company VCT Division                       -                     98       $9.54 to $9.61              938
      Pioneer Mid-Cap Value VCT Division                       -                    480      $10.70 to $10.72           5,139
The ProFunds VP:
      Bull Division                                            -                  2,316       $8.84 to $8.92           20,583
      Small-Cap Division                                       -                  2,118       $9.38 to $9.46           19,968
      Europe 30 Division                                       -                    764       $8.22 to $8.29            6,312
Putnam Variable Trust:
      Growth and Income Division                               -                      48      $9.25 to $9.50              455
      International Growth and Income Division                 -                      64      $9.44 to $9.49              604
      Voyager Division                                         -                      66      $8.71 to $8.77              577

* As this sub-account is new in 2001, this ratio is not meaningful and therefore not presented.

                                                                104


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes To Financial Statements (continued)

                                                             For the Year Ended December 31, 2001
                                                  ----------------------------------------------------------
                                                                    Mortality,
                                                                 Expense Risk and
                                                                    Asset Based
                                                    Investment     Admin Charges      Total Return lowest
                    Division                       Income Ratio  lowest to highest         to highest
                                                   ------------- ------------------  -----------------------
The GCG Trust:
      Liquid Asset Division                            3.59       0.50% to 2.55%         1.86% to 3.01%
      Limited Maturity Bond Division                   4.84       0.50% to 2.25%         6.78% to 8.30%
      Large Cap Value Division                         0.25       0.50% to 2.25%        -5.43% to -4.44%
      Hard Assets Division                             0.00       0.80% to 2.25%       -13.82% to -12.84%
      All Cap Division                                 1.47       0.90% to 2.25%         0.00% to 0.94%
      Real Estate Division                             4.29       0.50% to 2.25%         6.07% to 7.28%
      Fully Managed Division                           3.34       0.80% to 2.25%         7.85% to 9.02%
      Equity Income Division                           1.95       0.50% to 2.25%        -0.58% to 1.46%
      Capital Appreciation Division                    0.07       0.80% to 2.25%       -14.67% to -13.67%
      Rising Dividends Division                        0.30       0.50% to 2.25%       -13.63% to -12.68%
      Value Equity Division                            0.85       0.80% to 2.25%        -6.21% to -5.21%
      Strategic Equity Division                        0.00       0.80% to 2.25%       -22.66% to -21.78%
      Small Cap Division                               0.13       0.50% to 2.25%        -3.40% to -1.97%
      Managed Global Division                          0.13       0.50% to 2.25%       -13.60% to -12.34%
      Mid-Cap Growth Division                          0.37       0.50% to 2.25%       -25.09% to -24.25%
      Capital Growth Division                          0.00       0.80% to 2.25%       -15.42% to -14.46%
      Research Division                                0.12       0.80% to 2.25%       -22.97% to -22.09%
      Total Return Division                            4.88       0.50% to 2.55%        -1.44% to -0.32%
      Growth Division                                  0.00       0.50% to 2.25%       -31.55% to -30.59%
      Core Bond Division                               0.40       0.80% to 2.25%         0.53% to 1.64%
      Developing World Division                        1.18       0.80% to 2.25%        -7.10% to -5.97%
      Asset Allocation Growth Division                 1.78       0.90% to 2.25%        -8.32% to -7.68%
      Diversified Mid-Cap Division                     0.48       0.90% to 2.25%        -8.41% to -7.79%
      Investors Division                               1.30       0.90% to 2.25%        -6.16% to -5.13%
      Growth and Income Division                       1.02       0.90% to 2.25%       -11.18% to -10.34%
      Special Situations Division                      0.37       0.90% to 2.25%        -6.87% to -6.19%
      Internet Tollkeeper Division                     0.00       0.90% to 2.25%               *
      International Equity Division                    0.00       0.90% to 2.10%       -24.87% to -22.18%
Pilgrim Variable Insurance Trust:
      Pilgrim Worldwide Growth Division                0.00       0.90% to 2.25%       -20.18% to -19.36%
      Pilgrim Growth Opportunities Division            0.00       0.90% to 2.25%               *
      Pilgrim MagnaCap Division                        1.36       0.90% to 2.25%               *
      Pilgrim Small Cap Opportunities Division         0.00       0.90% to 2.25%               *
      Pilgrim Convertible Class Division             -10.36       0.95% to 2.20%               *
      Pilgrim Growth and Income Division               0.92       0.95% to 2.55%               *
      Pilgrim LargeCap Growth Division                 0.00       0.95% to 1.90%               *
PIMCO Variable Insurance Trust:
      PIMCO High Yield Bond Division                   7.91       0.50% to 2.25%         0.30% to 1.57%
      PIMCO StocksPLUS Growth and Income Division      4.22       0.80% to 2.25%       -13.15% to -12.17%
Prudential Series Fund, Inc.:
      Prudential Jennison Division                     0.00       0.90% to 2.25%       -20.20% to -19.62%
      SP Jennison International Growth Division        0.24       0.90% to 2.25%       -37.19% to -36.52%

* As this sub-account is new in 2001, this ratio is not meaningful and therefore not presented

                                                                105


                                               Golden American Life Insurance Company
                                                         Separate Account B

                                              Notes To Financial Statements (continued)


                                                             For the Year Ended December 31, 2001
                                                  ----------------------------------------------------------
                                                                    Mortality,
                                                                 Expense Risk and
                                                                    Asset Based
                                                    Investment     Admin Charges      Total Return lowest
                    Division                       Income Ratio  lowest to highest         to highest
                                                   ------------- ------------------  -----------------------


Greenwich Street Series Fund Inc.:
      Appreciation Division                            1.15%      1.25% to 1.40%        -5.32% to -5.18%
Travelers Series Fund Inc.:
      Smith Barney High Income Division               12.01       1.25% to 1.40%        -5.14% to -4.94%
      Smith Barney Large Cap Value Division            1.39       1.25% to 1.40%        -9.45% to -9.33%
      Smith Barney International All Cap Growth        0.00       1.25% to 1.40%       -32.13% to -32.03%
      Division
      Smith Barney Money Market Division               3.49       1.25% to 1.40%         2.28% to 2.42%
The Galaxy VIP Fund:
      Asset Allocation Division                        2.29       1.40% to 1.80%        -9.13% to -8.72%
      Equity Division                                  0.00       1.40% to 1.80%       -19.72% to -19.28%
      Growth and Income Division                       0.15       1.40% to 1.80%        -5.67% to -5.28%
      High Quality Bond Division                       5.35       1.40% to 1.80%         5.88% to 5.89%
      Small Company Growth Division                    0.00       1.40% to 1.90%        -2.11% to -1.57%
Alliance Variable Products Series Fund, Inc.:
      Alliance Bernstein Value Division                0.00       0.95% to 2.40%               *
      Growth and Income Division                       0.00       0.95% to 1.90%               *
      Premier Growth Division                          0.00       0.95% to 2.40%               *
Aetna Variable Portfolios, Inc.:
      GET Fund - Series N Division                     2.25       0.95% to 1.90%               *
      GET Fund - Series P Division                     0.75       0.95% to 2.55%               *
      GET Fund - Series Q Division                     0.00       0.95% to 1.90%               *
      Value Opportunity Division                       0.00       0.95% to 1.90%               *
      Index Plus Large Cap Division                    2.73       0.95% to 1.90%               *
      Index Plus Mid Cap Division                      0.00       0.95% to 1.90%               *
      Index Plus Small Cap Division                    0.00       0.95% to 1.90%               *
AIM Variable Insurance Funds, Inc.:
      AIM V.I. Dent Demographic Trends
         Division                                      0.00       0.95% to 2.25%               *
      AIM V.I. Growth Division                         1.09       0.95% to 1.90%               *
Brinson Series Trust:
      Brinson Tactical Allocation Division             0.00       0.95% to 2.20%               *
Fidelity Variable Insurance Products
      Equity-Income Division                           0.00       0.95% to 2.20%               *
      Growth Division                                  0.00       0.95% to 1.90%               *
      Contrafund Division                              0.00       0.95% to 1.90%               *
INVESCO Variable Investment Funds, Inc.:
      Financial Services Division                      2.70       0.95% to 2.25%               *
      Health Sciences Division                         3.60       0.95% to 2.55%               *
      Utilities Division                               3.07       0.95% to 1.90%               *
Janus Aspen Series:
      Janus Aspen Worldwide Growth Division            0.33       0.95% to 2.40%               *
Portfolio Partners, Inc.:
      PPI MFS Capital Opportunities Division           0.00       0.95% to 1.90%               *
Pioneer Variable Contracts Trust:
      Pioneer Fund VCT Division                        0.91       0.95% to 1.90%               *
      Pioneer Small Company VCT Division               0.00       0.95% to 2.55%               *
      Pioneer Mid-Cap Value VCT Division               0.00       1.25% to 2.25%               *
The ProFunds VP:
      Bull Division                                    0.00       1.25% to 2.25%               *
      Small-Cap Division                               0.00       1.25% to 2.25%               *
      Europe 30 Division                               0.00       0.90% to 2.25%               *
Putnam Variable Trust:
      Growth and Income Division                       0.00        0.95% to 2.20%              *
      International Growth and Income Division         0.00        0.95% to 1.90%              *
      Voyager Division                                 0.00        0.95% to 2.40%              *

* As this sub-account is new in 2001, this ratio is not meaningful and therefore not presented.


                                                                106

                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits
     (a) Financial Statements:

     (1) All financial statements are included in either the Prospectus or the Statement of Additional Information, as indicated therein [to be filed by amendment]

     (2) Schedules I, III and IV follow. All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are omitted because they are not applicable or because the information is included elsewhere in the consolidated financial statements or notes thereto.

                                                             SCHEDULE I
                                                       SUMMARY OF INVESTMENTS
                                              OTHER THAN INVESTMENTS IN RELATED PARTIES
                                                       (DOLLARS IN THOUSANDS)



                                                                                                                      BALANCE
                                                                                                                        SHEET
   DECEMBER 31, 2001                                                                    COST(1)          VALUE         AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
   TYPE OF INVESTMENT
   Fixed maturities, available for sale:
    Bonds:
      United States government and governmental agencies and authorities....           $132,081        $129,125        $129,125
      Public utilities......................................................             39,775          38,746          38,746
      Foreign government....................................................            143,574         146,687         146,687
      Corporate securities..................................................          1,111,798       1,116,788       1,116,788
      Other asset-backed securities.........................................            388,250         393,836         393,836
      Mortgage-backed securities............................................            167,049         169,731         169,731
                                                                                  ----------------------------------------------
      Total fixed maturities, available for sale............................          1,982,527       1,994,913       1,994,913

   Equity securities:
      Common stocks: industrial, miscellaneous, and all other...............                 74              55              55

   Mortgage loans on real estate............................................            213,883                         213,883
   Policy loans.............................................................             14,847                          14,847
   Short-term investments...................................................             10,021                          10,021
                                                                                  ---------------                 --------------
   Total investments........................................................         $2,221,352                      $2,233,719
                                                                                  ===============                 ==============

Note 1: Cost is defined as original cost for common stocks, amortized cost for bonds and short-term investments, and unpaid principal for policy loans and mortgage loans on real estate, adjusted for amortization of premiums and accrual of discounts.





                                                            SCHEDULE III
                                                 SUPPLEMENTARY INSURANCE INFORMATION
                                                       (DOLLARS IN THOUSANDS)


COLUMN A         COLUMN B       COLUMN C   COLUMN D   COLUMN E    COLUMN F   COLUMN G  COLUMN H      COLUMN I    COLUMN J  COLUMN K
------------------------------------------------------------------------------------------------------------------------------------
                                 FUTURE
                                 POLICY                                                            AMORTIZA-
                               BENEFITS,                 OTHER                          BENEFITS     TION OF
                                 LOSSES,                POLICY                            CLAIMS,   DEFERRED
                 DEFERRED        CLAIMS                 CLAIMS   INSURANCE                LOSSES      POLICY
                   POLICY           AND    UNEARNED        AND    PREMIUMS        NET        AND       ACQUI-      OTHER
              ACQUISITION          LOSS     REVENUE   BENEFITS         AND INVESTMENT SETTLEMENT       SITION   OPERATING  PREMIUMS
SEGMENT             COSTS      EXPENSES     RESERVE    PAYABLE     CHARGES     INCOME   EXPENSES        COSTS   EXPENSES*   WRITTEN
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001:

Life insurance   $709,042    $2,178,189      $6,241       $836    $163,805    $94,396   $209,082      $45,229   $232,659         --

YEAR ENDED DECEMBER 31, 2000:

Life insurance   $635,147    $1,062,891      $6,817        $82    $144,877    $64,140   $200,031      $55,154   $143,764         --

YEAR ENDED DECEMBER 31, 1999:

Life insurance   $528,957    $1,033,701      $6,300         $8     $82,935    $59,169   $182,221      $33,119   $(83,370)        --



* This includes policy acquisition costs deferred for first year commissions and interest bonuses, premium credit, and other expenses related to the production of new business. The costs related to first year interest bonuses and the premium credit are included in benefits claims, losses, and settlement expenses.





                                                             SCHEDULE IV
                                                             REINSURANCE


Column A                                             COLUMN B        COLUMN C         COLUMN D        COLUMN E        COLUMN F
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    PERCENTAGE
                                                                     CEDED TO          ASSUMED                       OF AMOUNT
                                                        GROSS           OTHER       FROM OTHER             NET         ASSUMED
                                                       AMOUNT       COMPANIES        COMPANIES          AMOUNT          TO NET
--------------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2001:
    Life insurance in force.................     $169,252,000     $94,783,000              --      $74,469,000              --
                                                ================================================================================

AT DECEMBER 31, 2000:
    Life insurance in force.................     $196,334,000    $105,334,000              --      $91,000,000              --
                                                ================================================================================

AT DECEMBER 31, 1999:
    Life insurance in force.................     $225,000,000    $119,575,000              --     $105,425,000              --
                                                ================================================================================



                     FAS No. 142 - TRANSITIONAL DISCLOSURES


Had the Companies been accounting for goodwill under SFAS No. 142 for all periods presented, the Companies' net income would have been as follows:


                                                    For The Twelve       For The Twelve      For The Twelve
                                                     Months Ended         Months Ended        Months Ended
                                                   December 31, 2001   December 31, 2000    December 31, 1999
                                                    (in thousands)       (in thousands)      (in thousands)


   Reported net income after tax                        $(3,954)            $19,180              $11,214

   Add back goodwill amortization, net of tax             3,778               3,778                3,778
                                                  -------------------- ------------------- --------------------

   Adjusted net income after tax                        $  (176)            $22,958              $14,992
   ---------------------------------------------- -------------------- ------------------- --------------------


EXHIBITS

(b)

(1) Resolution of the Board of Directors of Depositor authorizing the establishment of the Registrant (1)

(2)    Not applicable

(3)(a) Distribution Agreement between the Depositor and
       Directed Services, Inc. (1)
   (b) Form of Dealers Agreement (1)
   (c) Organizational Agreement (1)
   (d) Addendum to Organizational Agreement (1)
   (e) Expense Reimbursement Agreement (1)
   (f) Form of Assignment Agreement for Organizational Agreement (1)

(4)(a) Form of Variable Annuity Group Master Contract (2)
   (b) Form of Variable Annuity Contract (2)
   (c) Form of Variable Annuity Certificate (2)
   (d) Form of GET Fund Rider (2)
   (e) Section 72 Rider (2)
   (f) Waiver of Surrender Charge Rider (2)

(5)    Not applicable

(6)(a) Certificate of Amendment of the Restated Articles of Incorporation of Golden American Life Insurance Company, dated 03/01/95 (1)
   (c) By-laws of Golden American Life Insurance Company, dated 01/07/94 (1)

(7)    Not applicable

(8)(a) Service Agreement between Golden American Life Insurance
       Company and Equitable Life Insurance Company of Iowa (1)
   (b) Service Agreement between Golden American Life Insurance Company and Directed Services, Inc.(1)
   (c) Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC (1)
   (d) Form of Services Agreement among Golden American Life Insurance Company and ING affiliated Insurance Companies listed on Exhibit B (2)
   (e) Form of Services Agreement between Golden American Life Insurance Company and ING North American Insurance Corporation, Inc. (2)
   (f) Form of Shared Services Center Agreement among ING North American Insurance Corporation, Inc. and ING affiliated Insurance Companies (2)
   (g) Participation Agreement between Golden American and ING Variable Products Trust (3)
   (h) Participation Agreement between Golden American and Pioneer Variable Contracts Trust (3)
   (i) Participation Agreement between Golden American and Fidelity
       Variable Insurance Products (3)
   (j) Participation Agreement between Golden American and AIM Variable Insurance Funds, Inc. (3)
   (k) Participation Agreement between Golden American and ING Variable Portfolios, Inc. (4)
   (l) Participation Agreement between Golden American and Franklin Templeton Variable Insurance Products Trust (4)
   (m) Participation Agreement between Golden American and
       ING Partners, Inc. (4)
   (n) Amendment to Participation Agreement between Golden American and
       ING Partners, Inc. (4)
   (o) Participation Agreement between Golden American and Janus Capital Corporation (4)
   (p) Form of Participation Agreement between Golden American and
       Oppenheimer Variable Account Funds (4)

(9)    Opinion and Consent of Kimberly J. Smith

(10)(a) Consent of Ernst & Young LLP, Independent Auditors
    (b) Consent of Kimberly J. Smith, incorporated in Item 9 of this Part C, together with the Opinion of Kimberly J. Smith.

(11)   Not applicable

(12)   Not applicable

(13)   Schedule of Performance Data (4)

(14)   Not applicable

(15)   Powers of Attorney (5)

(16)   Subsidiaries of ING Groep N.V. (3)

       ------------------------------

(1) Incorporated by reference to Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on September 28, 2001.

(2) Incorporated by reference to Pre-Effective Amendment 1 to the Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on December 11, 2001.

(3) Incorporated herein by reference to Post-Effective Amendment No. 32 to a Registration Statement on Form N-4 for Golden American Life Insurance Company Separate Account B (File Nos. 033-23351, 811-5626).

(4) Incorporated herein by reference to Post-Effective Amendment No. 1 to a Registration Statement on Form N-4 for Golden American Life Insurance Company Separate Account B (File Nos. 333-70600, 811-5626).

(5) Incorporated herein by reference to Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on June 14, 2002 (File Nos. 333-90516, 811-5626).

ITEM 25:  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                           Principal                  Position(s)
Name                    Business Address              with Depositor
----                    ----------------              --------------

Keith Gubbay           ING Insurance Operations      Director and President
                       5780 Powers Ferry Road
                       Atlanta, GA  30327-4390

Chris D. Schreier      ReliaStar Financial Corp.     Chief Financial Officer,
                       20 Washington Avenue South    Director and Senior Vice
                       Minneapolis, MN  55402        President

Thomas J. McInerney    ING Financial Services        Director
                       151 Farmington Avenue
                       Hartford, CT  06156

Mark A. Tullis         ING Insurance Operations      Director
                       5780 Powers Ferry Road
                       Atlanta, GA  30327-4390

P. Randall Lowery      ING Insurance Operations      Director
                       5780 Powers Ferry Road
                       Atlanta, GA  30327-4390

Kimberly J. Smith      Golden American Life Ins. Co. Executive Vice President,
                       1475 Dunwoody Drive           General Counsel and
                       West Chester, PA  19380       Assistant Secretary

James R. McInnis       Golden American Life Ins. Co. Executive Vice President
                       1475 Dunwoody Drive           and Chief Marketing
                       West Chester, PA  19380       Officer

Stephen J. Preston     Golden American Life Ins. Co. Executive Vice President
                       1475 Dunwoody Drive           and Chief Actuary
                       West Chester, PA  19380

Steven G. Mandel       Golden American Life Ins. Co. Senior Vice President and
                       1475 Dunwoody Drive           Chief Information Officer
                       West Chester, PA  19380

Antonio M. Muniz       Golden American Life Ins. Co. Senior Vice President,
                       1475 Dunwoody Drive           Actuary
                       West Chester, PA  19380

David L. Jacobson      Golden American Life Ins. Co. Senior Vice President and
                       1475 Dunwoody Drive           Assistant Secretary
                       West Chester, PA  19380

William L. Lowe        Equitable of Iowa Companies   Senior Vice President,
                       909 Locust Street             Sales & Marketing
                       Des Moines, IA  50309

Robert W. Crispin      ING Investment Management Inc. Senior Vice President
                       5780 Powers Ferry Road        Investment
                       Atlanta, GA  30327-4390

Boyd G. Combs          ING Insurance Operations      Senior Vice President
                       5780 Powers Ferry Road        Taxation
                       Atlanta, GA  30327-4390

David S. Pendergrass   ING Insurance Operations      Vice President and
                       5780 Powers Ferry Road        Treasurer
                       Atlanta, GA  30327-4390

Paula Cludray-Engelke  ReliaStar Financial Corp.     Secretary
                       20 Washington Avenue South
                       Minneapolis, MN  55402

ITEM 26: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor owned 100% of the stock of a New York company, First Golden American Life Insurance Company of New York ("First Golden"). The primary purpose of First Golden was to offer variable products in the state of New York. First Golden was merged into ReliaStar Life Insurance Company of New York, an affiliate of the Depositor on April 1, 2002.

The following persons control or are under common control with the Depositor:

DIRECTED SERVICES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by ING Groep, N.V. ("ING"). The primary purpose of DSI is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding stock is owned and controlled by ING. Various companies and other entities controlled by ING may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organizational chart.

The subsidiaries of ING Groep N.V., as of February 5, 2002, are included in this Registration Statement as Exhibit 16.

ITEM 27:  NUMBER OF CONTRACT OWNERS

As of August 30, 2002, there are 115,692 qualified contract owners and 143,087 non-qualified contract owners in Golden American's Separate Account B.

ITEM 28: INDEMNIFICATION

Golden American shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Golden American may also, to the extent permitted by law, indemnify any other person who is or was serving Golden American in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Golden American or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29: PRINCIPAL UNDERWRITER

(a) At present, Directed Services, Inc. ("DSI"), the Registrant's Distributor, also serves as principal underwriter for all contracts issued by Golden American. DSI is the principal underwriter for Separate Account A, Separate Account B, Equitable Life Insurance Company of Iowa Separate Account A, ReliaStar Life Insurance Company of New York Separate Account NY-B, Alger Separate Account A of Golden American and The GCG Trust.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services, Inc., the Registrant's Distributor. The principal business address for each officer and director following is 1475 Dunwoody Drive, West Chester, PA 19380-1478, unless otherwise noted.

Name and Principal             Positions and Offices
Business Address               with Underwriter
--------------------            ---------------------

James R. McInnis               Director and President

Alan G. Hoden                  Director

Stephen J. Preston             Director

David S. Pendergrass           Vice President and Treasurer
ING Insurance Operations
5780 Powers Ferry Road
Atlanta, GA  30327-4390

David L. Jacobson              Senior Vice President

Kimberly J. Smith              Secretary

(c)
             2001 Net
Name of      Underwriting   Compensation
Principal    Discounts and      on        Brokerage
Underwriter  Commissions    Redemption    Commissions  Compensation
-----------  ------------   ------------- -----------  ------------
DSI          $229,726,411       $0            $0           $0


ITEM 30: LOCATION OF ACCOUNTS AND RECORDS

Accounts and records are maintained by Golden American Life Insurance Company at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478, ING Americas at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 and by Equitable Life Insurance Company of Iowa, an affiliate, at 909 Locust Street, Des Moines, Iowa 50309.

ITEM 31: MANAGEMENT SERVICES

None.

ITEM 32: UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and,

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS

1. The account meets the definition of a "separate account" under federal securities laws.

2. Golden American Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                             SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf in the City of West Chester and Commonwealth of Pennsylvania on this 5th day of September, 2002.



                                     SEPARATE ACCOUNT B
                                      (Registrant)

                                By:  GOLDEN AMERICAN LIFE
                                     INSURANCE COMPANY
                                     (Depositor)

                                By:
                                     --------------------
                                     Keith Gubbay*
                                     President

Attest: /s/ Linda E. Senker
        ------------------------
         Linda E. Senker
         Vice President and Associate
         General Counsel of Depositor

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 5, 2002.

Signature                     Title
---------                     -----

                             President
--------------------
Keith Gubbay*



                DIRECTORS OF DEPOSITOR



----------------------
Thomas J. McInerney*


----------------------
Chris D. Schreier*


----------------------
Mark A. Tullis*


----------------------
P. Randall Lowery*


Attest: /s/ Linda E. Senker
        ------------------------
         Linda E. Senker
         Vice President and Associate
         General Counsel of Depositor

*Executed by Linda E. Senker on behalf of those indicated pursuant to Power of Attorney.

                                  EXHIBIT INDEX

ITEM                           EXHIBIT                            PAGE #
----                           -------                            ------

9            Opinion and Consent of Kimberly J. Smith            EX-99.B9

10(a)        Consent of Ernst & Young LLP, Independent Auditors  EX-99.B10A